This is a confidential submission to the U.S. Securities and Exchange Commission on October 25, 2021 and is not being filed under the Securities Act of 1933, as amended. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM S-4
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933
JR RESOURCES CORP.
(Exact name of registrant as specified in its charter)
Nevada	1000	85-3475290
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)
1588 – 609 Granville Street
Vancouver, BC V7Y 1G5
Telephone: (605) 906-8363
(Address, including zip code, and telephone number including area code, of registrant’s principal executive offices)
Jeff N. Faillers, P.C.
241 Ridge Street Ste 210
Reno, NV 89501
Telephone: (775) 786-9494
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copies to:
Richard Raymer Dorsey & Whitney LLP 161 Bay St. #4310 Toronto, ON M5J 2S1, Canada (416) 367-7370	Michael J. Hong Skadden, Arps, Slate, Meagher & Flom LLP One Manhattan West New York, NY 10001-8602 (212) 735-3000
Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this registration statement becomes effective and all other conditions to the completion of the proposed transactions described in the enclosed document have been waived or satisfied.
If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☒
Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐
If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:
Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐
Exchange Act Rule 14d-1(d) (Cross-Border Third Party Tender Offer) ☐
CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered(1)	Amount to be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(5)
Shares of common stock, par value $0.001 per share	75,199,454(2)	N/A	$[•](4)	$[•]
Shares of common stock underlying warrants, par value $0.001 per share	7,616,374	$2.08(3)

(1)
This registration statement relates to the registration of the estimated maximum number of shares of common stock, par value $0.001 per share, of the Registrant (the “JR common stock”) issuable by the Registrant pursuant to the mergers described herein and the Amended and Restated Agreement and Plan of Merger, dated as of September 10, 2021, by and among Dakota Territory Resource Corp., a Nevada corporation (“Dakota”), the Registrant, DGC Merger Sub I Corp., a Nevada corporation, and DGC Merger Sub II LLC, a Nevada limited liability company. JR intends to conduct a reverse stock split prior to the closing date of the transactions described herein. The figures in the table above assume a completion of a reverse share split of JR at a ratio of 35,641,667/49,398,602 of a share for each JR share currently outstanding.

(2)
The estimated maximum number of shares of JR common stock to be issued in connection with the mergers is based on the sum of (i) 35,641,667, which represents the number of shares of common stock of JR outstanding immediately prior to the First Merger described herein and in the merger agreement and (ii) 39,557,787, which represents the maximum number of shares of common stock, par value $0.01 per share, of Dakota Territory Resource Corp. (the “Dakota common stock”) estimated to be outstanding immediately prior to the First Merger described herein and in the merger agreement (calculated as the sum of (A) 70,828,204 shares of Dakota common stock outstanding as of October 20, 2021, less the 35,641,667 Dakota shares owned by JR, (B) 3,196,250 shares of Dakota common stock in respect of compensatory stock options of Dakota that were outstanding as of October 20, 2021 and (C) 1,175,000 shares of Dakota common stock in respect of restricted stock units of Dakota that were outstanding as of October 20, 2021)).

(3)
Represents the weighted-average exercise price of warrants to purchase shares of JR common stock.

(4)
Estimated solely for the purpose of calculating the registration fee required by Section 6(b) of the Securities Act of 1933 and computed pursuant to Rule 457(c) and 457(f) of the Securities Act of 1933. The proposed maximum offering price is equal to the product of (a) $[•], the average of the high and low prices per share of shares of Dakota common stock as reported on the OTCQB and (b) the estimated maximum number of shares of JR common stock to be registered as calculated in Note 2 above.

(5)
Determined in accordance with Section 6(b) of the Securities Act of 1933, as amended, at a rate equal to $109.10 per $1,000,000 of the proposed maximum aggregate offering price.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this proxy statement/prospectus is not complete and may be changed. The Registrant may not sell the securities offered by this proxy statement/prospectus until the registration statement filed with the Securities and Exchange Commission, of which this proxy statement/prospectus is a part, is declared effective. This proxy statement/prospectus is not an offer to sell and is not soliciting an offer to buy any securities in any jurisdiction where the offer or sale is not permitted.
PRELIMINARY — SUBJECT TO COMPLETION, DATED October 25, 2021
DAKOTA TERRITORY RESOURCE CORP.
To the stockholders of Dakota Territory Resource Corp.:
On September 10, 2021, Dakota Territory Resource Corp. (“Dakota”) and JR Resources Corp. (“JR”) entered into an Amended and Restated Agreement and Plan of Merger (the “merger agreement”) providing for a business combination of Dakota and JR. Prior to the completion of the transactions, JR will change its name to Dakota Gold Corp. (“Dakota Gold”).
Under the terms of the merger agreement, after the completion of the transactions, Dakota Gold will be the parent company. In the transactions, Dakota stockholders will receive one share of Dakota Gold common stock for each share of Dakota common stock that they own at the time of the closing of the transactions. It is anticipated that, upon the closing of the transactions, Dakota’s former stockholders will own approximately 49% and JR’s existing stockholders will own approximately 51% of the outstanding shares of Dakota Gold Corp. common stock.
The parties contemplate that, effective at, or around the time of, the completion of the transactions, Dakota Gold’s common stock will be traded on the NYSE American stock exchange (the “NYSE American”) under the symbol “DGC” through the “uplisting” of Dakota’s common stock, which currently trades on the OTCQB under the symbol “DTRC.” Although Dakota has applied for listing of Dakota Gold’s common stock on the NYSE American, no assurance can be given that Dakota’s listing application will be approved.
Dakota will hold a special meeting of its stockholders to consider and vote on matters necessary to complete the transactions contemplated by the merger agreement. Information about the special meetings, the proposals to be voted on at the special meeting, the transactions and other related matters is contained in this proxy statement/prospectus. We urge you to read carefully and in its entirety this proxy statement/prospectus, including the Annexes hereto and the documents incorporated by reference herein, in addition to the registration statement, including the exhibits thereto, to which this proxy statement/prospectus relates. In particular, you should consider the matters discussed under “Risk Factors” beginning on page 20 of this proxy statement/prospectus.
Your vote is very important. To ensure your representation at the Dakota special meeting, please complete and return the enclosed proxy card or through the Internet.
The board of directors of Dakota has approved the merger agreement and the transactions contemplated thereby and recommends that the Dakota stockholders vote “FOR” each of the proposals to be voted on by the Dakota stockholders at the Dakota special meeting, as described in this proxy statement/prospectus.
Sincerely,

Stephen O’Rourke
Co-Chair
Dakota Territory Resource Corp.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the transactions contemplated by the merger agreement or the securities issuable in connection therewith, or passed upon the adequacy or accuracy of this proxy statement/prospectus. Any representation to the contrary is a criminal offense.
This proxy statement/prospectus is dated            , 2021 and is first being mailed or otherwise delivered to stockholders of Dakota on or about            , 2021.

DAKOTA TERRITORY RESOURCE CORP.
106 Glendale Drive, Suite A, Lead, South Dakota, 57754
Telephone: (605) 906-8363
NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
Dear Fellow Dakota Stockholders:
Notice is hereby given that a special meeting of the stockholders of Dakota Territory Resource Corp., a Nevada corporation (“Dakota”), will be held at 106 Glendale Drive, Suite A, Lead, South Dakota, 57754 on             at            . Only Dakota stockholders of record at the close of business on            , the record date, are entitled to receive this notice and to vote at the special meeting or any adjournment or postponement of the meeting. The special meeting has been called for the following purposes:
1.
Dakota Merger Proposal.    To consider and vote on a proposal to adopt and approve the Amended and Restated Agreement and Plan of Merger, dated as of September 10, 2021 (as may be amended from time to time, the “merger agreement”), by and among Dakota, JR Resources Corp., a Nevada corporation (“JR”), DGC Merger Sub I Corp., a Nevada corporation, and DGC Merger Sub II LLC, a Nevada limited liability company, which is attached as Annex A to this proxy statement/prospectus, and approve the transactions contemplated thereby (the “Dakota Merger Proposal”).

2.
Dakota Equity Plan Proposal.   To consider and vote on a proposal to approve the Dakota Territory Resource Corp. 2021 Stock Incentive Plan (the “2021 Stock Incentive Plan Proposal”), which is attached as Annex C to this proxy statement/prospectus.

3.
Dakota Election of Directors.   To elect seven directors to serve for a term that expires on the date of the next Annual Meeting of Stockholders of JR (the “Director Proposal”).

4.
Dakota Ratification of the Appointment of its Independent Registered Accounting Firm.   To ratify the appointment of Ham, Langston & Breizina, L.L.P. as our and JR’s independent registered accounting firm for fiscal year 2022 (the “Accounting Ratification Proposal”).

5.
Dakota Adjournment Proposal.   To adjourn the Dakota special meeting, if necessary or appropriate, to solicit additional proxies if, immediately prior to such adjournment, sufficient votes to approve the Dakota Merger Proposal have not been obtained by Dakota (the “Dakota Adjournment Proposal”).

The approval of the Dakota stockholders of the Dakota Merger Proposal is required in order to complete the combination of Dakota and JR under the terms of the merger agreement. The above proposals are described in more detail in this proxy statement/prospectus, which you should read carefully in its entirety before you submit a proxy or otherwise vote your shares.
Whether or not you plan to attend the special meeting, it is important that your shares be represented and voted.
Please vote your shares either electronically over the Internet, or if you receive a paper proxy card by mail, by completing and returning the proxy card mailed to you. We encourage you to submit your proxy as soon as possible by Internet or by signing, dating and returning all proxy cards or instruction forms provided to you. Internet procedures are described in the section of the accompanying proxy statement/prospectus under “Dakota Special Meeting — How to Vote” beginning on page 32 of this proxy statement/prospectus and on the proxy card.
Dakota stockholders will have appraisal rights under Chapter 92A.300 - 92A.500 (inclusive) of the Nevada Revised Statutes with respect to the Dakota Merger Proposal. Please see “Appraisal Rights” beginning on page 105 of this proxy statement/prospectus.

The board of directors of Dakota has approved the merger agreement and the transactions contemplated thereby and recommends that you vote “FOR” each of the proposals described above.
Thank you for being a Dakota stockholder.
By the Order of the Board of Directors,

Stephen O’Rourke
Co-Chair
Vancouver, British Columbia

ADDITIONAL INFORMATION
This proxy statement/prospectus incorporates important business and financial information about Dakota from documents that are not included in or delivered with this proxy statement/prospectus. This information is available for you to review through the U.S. Securities and Exchange Commission’s (“SEC”) website at www.sec.gov. You can obtain documents incorporated into this proxy statement/prospectus by requesting them in writing, via email or by telephone, from Dakota at the following address and telephone number:
Dakota Territory Resource Corp.
106 Glendale Drive, Suite A
Lead, South Dakota 57754
Attention: Corporate Secretary
Email: info@gold-sd.com
Telephone: (605) 906-8363
If you have questions about this proxy statement/prospectus, including the transactions described herein, please contact Director of Legal and Corporate Secretary at dcherniak@gold-sd.com.
If you would like to obtain additional copies of this proxy statement/prospectus or a proxy card, please use the contact information above. You will not be charged for any additional documents that you request.
If you would like to request documents, please do so no later than             to receive them before the special meeting.
See the section titled “Where You Can Find More Information” beginning on page 106 of this proxy statement/prospectus for further information.

ABOUT THIS PROXY STATEMENT/PROSPECTUS
This proxy statement/prospectus (i) forms a part of a registration statement on Form S-4 filed with the SEC by JR; (ii) constitutes a prospectus of JR under Section 5 of the Securities Act of 1933, as amended (the “Securities Act”), with respect to the shares of Dakota Gold common stock to be issued as consideration in the mergers; (iii) constitutes a proxy statement of Dakota under Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”); and (iv) constitutes a notice of meeting with respect to the special meeting of Dakota stockholders.
You should rely only on the information contained in this proxy statement/prospectus. No one has been authorized to provide you with information that is different from that contained in this proxy statement/prospectus. This proxy statement/prospectus is dated as of the date set forth on the cover hereof, and you should assume that the information in this proxy statement/prospectus is accurate only as of such date. Neither the mailing of this proxy statement/prospectus to Dakota stockholders, nor the issuance of shares of Dakota Gold common stock in connection with the transactions contemplated by the merger agreement, will create any implication to the contrary.
This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy any securities, or the solicitation of a proxy or a written consent, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction.

i

ii

iii

QUESTIONS AND ANSWERS ABOUT THE DAKOTA SPECIAL MEETING
The following are brief answers to common questions that you may have regarding the merger agreement, the transactions contemplated thereby, including the consideration to be paid and received in such transactions, and the special meeting. The questions and answers in this section may not address all questions that might be important to you as a stockholder of Dakota Territory Resource Corp., which we refer to as “Dakota”. To better understand these matters, and for a description of the legal terms governing the proposed transactions, we urge you to read carefully and in its entirety this proxy statement/prospectus, including the Annexes hereto and the documents incorporated by reference herein. See “Where You Can Find More Information” beginning on page 106.
Q:
What are the proposed transactions?

A:
On September 10, 2021, Dakota and JR entered into an Amended and Restated Agreement and Plan of Merger, which, as it may be amended from time to time, we refer to as the “merger agreement.” A copy of the merger agreement is attached to this proxy statement/prospectus as Annex A. The merger agreement provides for a business combination of Dakota and JR by means of a two-step merger process. As a result of the transactions contemplated by the merger agreement, Dakota’s and JR’s businesses will be owned by Dakota Gold Corp., which we refer to as “Dakota Gold” or the “combined company.” We sometimes refer to the mergers and the other transactions contemplated by the merger agreement, taken as a whole, as the “transactions.”

In the first merger, a subsidiary of Dakota Gold formed specifically for the purpose of effectuating the transactions will merge with and into Dakota. Dakota will be the surviving company in this merger and will become a direct wholly owned subsidiary of Dakota Gold. We refer to this merger as the “First Merger.”
In the second merger, which will occur as soon as practicable following the First Merger, Dakota will merge with and into a second subsidiary of Dakota Gold (“Merger Sub 2”) formed specifically for the purpose of effectuating the transactions. Merger Sub 2 will be the surviving company in this merger and will become a direct wholly owned subsidiary of Dakota Gold. We refer to this merger as the “Second Merger” and, together with the First Merger, the “mergers.”
Following the closing of the transactions, we expect that Dakota’s former stockholders will hold approximately 49%, and that JR’s existing stockholders will hold approximately 51%, of the outstanding shares of common stock of Dakota Gold. In addition, shares of Dakota Gold common stock may be issued from time to time following the effective time of the First Merger to holders of the Dakota Stock Options and Dakota restricted share units. See “The Agreement and Plan of Merger — Description of the Merger Agreement — Treatment of Dakota Stock Options” beginning on page 57 for more information.
Effective at, or around the time of, the completion of the transactions, Dakota Gold’s common stock will be listed for trading on the NYSE American stock exchange, which we refer to as the “NYSE American,” under the symbol “DGC,” assuming the successful “uplisting” of Dakota’s common stock from the OTCQB to the NYSE American.
Q:
Why am I receiving this document?

A:
This proxy statement/prospectus serves as the proxy statement by which Dakota is soliciting proxies to obtain the necessary Dakota stockholder approval of the proposals described below. Additionally, it serves as the prospectus of JR covering the shares of Dakota Gold common stock to be issued as consideration in the mergers.

To complete the transactions, the stockholders of Dakota must vote to adopt and approve the Dakota Merger Proposal. Dakota will hold a special meeting to obtain these approvals. We are sending you these materials to help you decide how to vote your shares with respect to the matters to be considered at the special meeting. This proxy statement/prospectus contains important information about the transactions, including the special meeting of the stockholders of Dakota. You should read it carefully and in its entirety. The enclosed proxy or voting instruction cards allow you to authorize the voting of your shares without attending Dakota’s special meeting.
Your vote is important. We encourage you to submit a proxy as soon as possible.
Q:
What will Dakota stockholders receive in the First Merger?

A:
As a result of the First Merger, each share of Dakota common stock held by stockholders other than Dakota Gold will be cancelled and converted into the right to receive one share of Dakota Gold common stock. In addition, (i) each outstanding option to purchase Dakota common stock, whether vested or unvested, will be assumed and converted into an option with respect to a number of shares of Dakota Gold common stock and (ii) any outstanding awards of restricted stock units with respect to shares of Dakota common stock will be assumed and converted into the right to receive an award of restricted stock units representing a right to receive a number of shares of Dakota Gold common stock. See “The Agreement and Plan of Merger — Description of the Merger Agreement — Consideration in the First Merger beginning on page 57 for more information.

Dakota Gold common stock will be listed on the NYSE American under the symbol “DGC”, assuming the successful “uplisting” of Dakota’s common stock from the OTCQB to the NYSE American effective at, or around the time of, the completion of the transactions. No assurance can be given that Dakota’s listing application will be approved.
Q:
Should I send in certificates representing my shares of Dakota common stock now?

A:
No. Upon completion of the transactions, Dakota Gold, through its transfer agent, will send a letter of transmittal to each holder of record of Dakota common stock. This letter of transmittal will contain instructions for how to surrender your stock certificates (or affidavit of loss, if applicable) or shares held in book-entry or other uncertificated form in order to exchange them for shares of Dakota Gold common stock. Shares of Dakota Gold common stock will be in uncertificated book-entry form.

Q:
When do you expect the transactions to be completed?

A:
As of the date of this proxy statement/prospectus, the transactions are expected to be completed shortly after the Dakota special meeting. However, the completion of the transactions is subject to various conditions, including the approval of the Dakota Merger Proposal by Dakota’s stockholders. No assurance can be provided as to when or if the transactions will be completed, and it is possible that factors outside the control of Dakota and JR could result in the transactions being completed at a later time, or not at all. See “The Agreement and Plan of Merger — Description of the Merger Agreement — Other Covenants and Agreements — Efforts to Consummate the Transactions” beginning on page 63 and “The Agreement and Plan of Merger — Description of the Merger Agreement — Conditions to the Completion of the Transactions” beginning on page 64.

Q:
When and where will the special meetings be held?

A:
The Dakota special meeting will be held at 106 Glendale Drive, Suite A, Lead, South Dakota, 57754 on             at            .

Q:
What are the proposals on which Dakota stockholders are being asked to vote and what is the recommendation of the board of directors of Dakota (the “Dakota board”) with respect to each proposal?

A:
At the Dakota special meeting, Dakota stockholders are being asked to:

1.
Consider and vote on a proposal to adopt and approve the merger agreement and the transactions contemplated thereby (including the First Merger), which we refer to as the “Dakota Merger Proposal”.

2.
Consider and vote on a proposal to approve the Dakota Territory Resource Corp. 2021 Stock Incentive Plan, which we refer to as the “2021 Stock Incentive Plan Proposal”.

3.
Consider and vote to elect seven directors to serve for a term that expires on the date of the next Annual Meeting of Stockholders of Dakota Gold, which we refer to as the “Director Proposal”.

4.
Consider and vote to ratify the appointment of Ham, Langston & Breizina, L.L.P. as Dakota’s and JR’s independent registered accounting firm for fiscal year 2022, which we refer to as the “Accounting Ratification Proposal”.

5.
Consider and vote on a proposal to adjourn the Dakota special meeting, if necessary or appropriate, to solicit additional proxies if, immediately prior to such adjournment, sufficient votes to approve the Dakota Merger Proposal have not been obtained by Dakota, which proposal is referred to as the “Dakota Adjournment Proposal”.

The Dakota board recommends that Dakota stockholders vote “FOR” the approval of each of the proposals referred to above.
You may also be asked to act on other business, if any, that may properly come before the Dakota special meeting or any adjournment or postponement thereof. Dakota currently does not contemplate that any other business will be presented at the Dakota special meeting.
Q:
Why is the Dakota board recommending that I, as a Dakota stockholder, vote “FOR” the above-listed proposals?

A:
After careful consideration, the Dakota board determined that it is advisable and in the best interests of Dakota stockholders for Dakota to enter into the merger agreement and consummate the mergers and the transactions contemplated thereby. Consequently, the Dakota board adopted and approved the merger agreement and declared that the transactions are in the best interests of the Dakota stockholders. In reaching its decision to approve the mergers, the Dakota board consulted with Dakota’s management, as well as its legal and financial advisors, and considered its fiduciary obligations, due diligence matters and the terms of the merger agreement.

The Dakota board approved the 2021 Stock Incentive Plan on March 11, 2021 and unanimously recommends that Dakota stockholders vote to approve the 2021 Stock Incentive Plan to, among other things, establish the aggregate number of shares authorized for issuance under the 2021 Stock Incentive Plan. A copy of the 2021 Stock Incentive Plan is attached to this proxy statement/prospectus as Annex C. We believe that equity compensation aligns the interests of our management and other employees with the interests of our other stockholders. Equity awards are a key component of our incentive compensation program which we believe have been critical in attracting and retaining talented employees and officers, aligning their interests with those of stockholders, and focusing key employees on our long-term growth. Following the completion of the transactions it is contemplated that the Dakota Gold board will approve a new, substantially similar equity compensation plan and will seek Dakota Gold stockholder approval at its next annual stockholder meeting.
The Dakota board recommends that Dakota stockholders vote for the election of each nominee for director.
The Dakota board recommends that Dakota stockholders vote to ratify the Audit Committee’s appointment of Ham, Langston & Breizina, L.L.P., an independent registered public accounting firm, as Dakota’s and Dakota Gold’s independent registered public accounting firm for fiscal year 2022.
For more information, please see “The Transactions — Dakota’s Reasons for the Transactions and Recommendation of Dakota’s Board” beginning on page 45.
Q:
Who is entitled to vote at the Dakota special meeting?

A:
The Dakota board has fixed             as the record date for the special meeting. If you were a Dakota stockholder at the close of business on the record date, you are entitled to receive notice of the Dakota special meeting, and to vote.

Q:
As a Dakota stockholder, how many votes do I have?

A:
On each of the proposals that will be voted upon at the Dakota special meeting, you will be entitled to one vote per share of Dakota common stock that you owned as of the record date. As of the close of business on the record date, there were             shares of Dakota common stock outstanding and entitled to vote, and approximately            % of such shares were held by the directors and executive officers of Dakota (excluding any Dakota shares held by JR and controlled by Jonathan Awde).

Q:
What is a broker non-vote?

A “broker non-vote” occurs when a nominee holding shares for a beneficial owner has not received voting instructions from the beneficial owner and the nominee does not have discretionary authority to vote the shares. If you hold your shares in “street name” and do not provide voting instructions to your broker or other nominee, your shares will be considered to be broker non-votes and will not be voted on any proposal on which your broker or other nominee does not have discretionary authority to vote. Shares that constitute broker non-votes will not be counted as present at the Dakota special meeting for the purpose of determining a quorum.
Q:
What vote is required to approve the proposals being presented at the Dakota special meeting?

A:
To be approved at the Dakota special meeting, the Dakota Merger Proposal requires the affirmative vote of the holders of a majority of the outstanding shares of Dakota common stock present in person or represented by proxy at the meeting and entitled to vote on the matter, held by stockholders other than JR; Jonathan Awde, director, officer and stockholder of JR; Robert Quartermain, a significant stockholder of JR; Mac Jackson, director of JR; and William Gehlen, director of JR. The foregoing approval standard is referred to herein as approval by the “majority of the minority.” To be approved at the Dakota special meeting, the Director Proposal requires the affirmative vote of a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote. To be approved at the Dakota special meeting, the 2021 Stock Incentive Plan Proposal, the Director Proposal, the Accounting Ratification Proposal and the Dakota Adjournment Proposal require the affirmative vote of the holders of a majority of the shares present in person or represented by proxy at the meeting and entitled to vote. Abstentions will have the same effect as a vote against each proposal. Broker non-votes will have the effect of a vote “AGAINST” the Dakota Merger Proposal, but will have no effect on the 2021 Stock Incentive Plan Proposal, the Director Proposal, the Accounting Ratification Proposal or the Dakota Adjournment Proposal, assuming a quorum is present. Abstentions will count in determining whether a quorum is present, and broker non-votes will not be used to determine whether a quorum is present, at the Dakota special meeting.

Q:
What is the effect on the transactions if these proposals are not approved at the Dakota special meeting?

A:
If the Dakota Merger Proposal is not approved at the Dakota special meeting, then the transactions will not occur. The completion of the transactions is not conditioned, however, upon the approval by Dakota stockholders of the 2021 Stock Incentive Plan Proposal, the Director Proposal, the Accounting Ratification Proposal or the Dakota Adjournment Proposal.

Q:
Are any Dakota stockholders already committed to vote in favor of the Dakota Merger Proposal?

A:
Yes. As a condition to JR’s willingness to enter into the merger agreement, certain stockholders of Dakota, holding approximately 7.43% of the issued and outstanding shares of Dakota common stock, entered into a support agreement with Dakota, pursuant to which such Dakota stockholders agreed to, among other things and subject to the terms of such support agreement, vote in favor of the transactions contemplated by the merger agreement, vote against and withhold consent with respect to any merger, purchase of all or substantially all of Dakota’s assets or other similar business combination transaction other than those contemplated by the merger agreement, and be bound by certain transfer restrictions with respect to the common stock of Dakota held by the stockholder.

Q:
What constitutes a quorum at the special meeting?

A:
The presence, in person or represented by proxy, of the holders of a majority of the outstanding shares of Dakota common stock entitled to vote constitutes a quorum for the Dakota special meeting.

Q:
Who can attend the special meetings?

A:
If you held shares of Dakota common stock as of the record date, you may attend the Dakota special meeting. However, if you are a beneficial owner of such shares held in “street name,” you must provide evidence of your ownership of such shares, which you can obtain from your broker, bank or other nominee, in order to attend the Dakota special meeting.

Q:
What if my bank, broker or other nominee holds my Dakota shares in “street name”?

A:
If a bank, broker or other nominee holds your shares of Dakota common stock for your benefit, but not in your name, such shares of Dakota common stock are held in “street name.” In that case, your bank, broker or other nominee will send you a voting instruction form to use in order to instruct the vote of your shares of Dakota common stock. In this case, the availability of Internet voting instruction depends on the voting procedures of your bank, broker or other nominee. Please follow the instructions on the voting instruction form sent to you. If your shares of Dakota common stock are held in street name and you wish to attend or vote in person at the Dakota special meeting, you must contact your bank, broker or other nominee and request a document called a “legal proxy.” You must bring this legal proxy to the Dakota special meeting in order to vote in person. Your bank, broker or other nominee will not vote your shares unless you provide instructions on how to vote.

Q:
As a Dakota stockholder, how do I vote?

A:
After reading and carefully considering the information contained in this proxy statement/prospectus, please submit a proxy or voting instructions for your shares of Dakota common stock as promptly as possible so that your shares will be represented and voted at the Dakota special meeting. If you are a holder of record of shares of Dakota common stock as of the close of business on the record date, you may submit your proxy in one of the following ways:

By Internet.   Use the Internet through the website of Odyssey Trust Company at https://login.odysseytrust.com/pxlogin. Holders of record of shares of Dakota common stock who choose this option must follow the instructions that appear on the screen and refer to the enclosed proxy form for the holder’s account number and the proxy access number. The availability of Internet voting instructions for beneficial owners holding shares of Dakota common stock in street name will depend on the voting process of your broker, bank or other nominee. Please follow the voting instructions in the materials you receive from your broker, bank or other nominee.
By Mail.   Complete, date and sign the form of proxy and returning it to Dakota’s transfer agent, Odyssey Trust Company, by mail or hand delivery at Odyssey Trust Company, 350 – 409 Granville St, Vancouver, BC, V6C 1T2, Canada; by fax to 1-800-517-4553 or by email to proxy@odysseytrust.com.
In addition, all stockholders of record may vote in person at the Dakota special meeting. For additional information on voting procedures, see “The Dakota Special Meeting — How to Vote” beginning on page 32.
After reading and carefully considering the information contained in this proxy statement/prospectus, please submit your proxy or voting instructions as soon as possible even if you plan to attend the Dakota special meeting.
Q:
What do I do if I receive more than one set of voting materials for the Dakota pecial meeting?

A:
You may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares of common stock in more than one brokerage account, you will receive a separate instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares of common stock are held in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card you receive, or submit a proxy by Internet by following the instructions on your proxy card.

Q:
How will my proxy be voted at the Dakota special meeting?

A:
If you submit a proxy or voting instructions by completing, signing, dating and mailing your proxy card or voting instruction card, or Internet, your shares of common stock will be voted in accordance with your instructions. If you are a stockholder of record as of the record date and you sign, date, and return your proxy card but do not indicate how you want to vote on any particular proposal and do not indicate that you wish to abstain with respect to that proposal, the shares of common stock represented by your proxy will be voted as recommended by the Dakota board with respect to that proposal.

Q:
What if I mark “abstain” when voting or do not vote on the Dakota proposals? What is the effect of a broker non-vote on the Dakota proposals?

A:
If you mark “abstain” or register your attendance at the Dakota special meeting and fail to vote with respect to the Dakota Merger Proposal or the Dakota Adjournment Proposal, it will have the effect of a vote “AGAINST” those proposals, but will have no effect with respect to the 2021 Stock Incentive Plan Proposal, the Director Proposal or the Accounting Ratification Proposal.

If you fail to return a proxy card and do not register your attendance at the Dakota special meeting, it will have the effect of a vote “AGAINST” the Dakota Merger Proposal, but will have no effect on the 2021 Stock Incentive Plan Proposal, the Director Proposal, the Accounting Ratification Proposal or the Dakota Adjournment Proposal, assuming a quorum is present at the Dakota special meeting.
Broker non-votes will have the same effect as a vote “AGAINST” the Dakota Merger Proposal and will have no effect on the 2021 Stock Incentive Plan Proposal, the Director Proposal, the Accounting Ratification Proposal or the Dakota Adjournment Proposal, assuming a quorum is present at the Dakota special meeting. Broker non-votes will not be counted towards the vote total, and will not be used to determine whether a quorum is present at the Dakota special meeting.
Q:
Can I change my vote after I have submitted a proxy or voting instruction card for the Dakota special meeting?

A:
Yes. If you are a stockholder of record of Dakota as of the record date you can change your proxy at any time before your proxy is voted at the Dakota special meeting. You can do this in one of four ways:

•
you can send a signed notice of revocation to Dakota’s transfer agent, Odyssey Trust Company, by mail or hand delivery at Odyssey Trust Company, 350 — 409 Granville St, Vancouver, BC, V6C 1T2, Canada; by fax to 1-800-517-4553; or by email to proxy@odysseytrust.com;

•
you can submit a revised proxy bearing a later date by mail;

•
you can submit a revised proxy by Internet as described above; or

•
you can attend the special meeting and vote in person, which will automatically cancel any proxy previously given (although your attendance alone will not revoke any proxy that you have previously given).

Q:
Will I be required to exchange my shares of Dakota common stock in connection with the transactions?

A:
Yes. Delivery of Dakota Gold shares following the completion of the transactions will only take place provided that your stock certificates (or affidavit of loss, if applicable) are properly surrendered or that your shares held in book-entry form are properly transferred. Upon completion of the transactions, Dakota Gold, through its transfer agent, will send a letter of transmittal to each holder of record of Dakota common stock. This letter of transmittal will contain instructions for how to surrender your stock certificates (or affidavit of loss, if applicable) or shares held in book-entry or other uncertificated form in order to exchange them for shares of Dakota Gold common stock. Shares of Dakota Gold common stock will be in uncertificated book-entry form.

Q:
Are there any risks that I should consider as a Dakota stockholder?

A:
Yes. There are risks associated with all business combinations, including the proposed transactions. There are also risks associated with the combined company’s business and the ownership of shares of the combined company’s common stock. We have described certain of these risks and other risks in more detail under “Risk Factors” beginning on page 20.

Q:
As a Dakota stockholder, am I entitled to appraisal rights?

A:
Under Nevada law, Dakota stockholders are entitled, after complying with certain requirements of Nevada law, to dissent from approval of the transactions pursuant to Chapter 92A of the Nevada Revised Statutes (“NRS”) and to be paid the “fair value” of their shares of Dakota common stock, exclusive of any element of value arising from the accomplishment or expectation of the transactions, if the transactions are completed. Stockholders electing to exercise these appraisal rights must comply with the provisions of Chapter 92A of the NRS in order to perfect their rights. Please refer to the discussion of “Appraisal Rights” beginning on page 50 of this proxy statement/prospectus for a more comprehensive discussion of dissenters’ rights and how to exercise them. A copy of Chapter 92A of the NRS is attached as Schedule A to this proxy statement/prospectus.

Q:
What are the U.S. federal income tax consequences of the mergers to holders of Dakota common stock?

A:
The First Merger and the Second Merger, taken together, are intended to constitute a single integrated transaction that qualifies as a “reorganization” within the meaning of section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”). Thus, subject to the limitations and qualifications described in “U.S. Federal Income Tax Consequences of the Mergers for Dakota Stockholders,” U.S. holders of Dakota common stock will not recognize gain or loss upon the exchange of their Dakota common stock for JR common stock in the mergers (other than in respect of receipt of the Cash Dividend, as described in “U.S. Federal Income Tax Consequences of the Mergers for Dakota Stockholders”). For a more detailed summary of the U.S. federal income tax consequences of the mergers, see “U.S. Federal Income Tax Consequences of the Mergers for Dakota Stockholders” beginning on page 51.

Q:
As a Dakota stockholder, whom should I contact if I have any questions about these materials or voting?

A:
If you have any questions about the proxy materials or if you need assistance submitting your proxy or voting your shares of Dakota common stock or need additional copies of this document or the enclosed proxy card, you should use the contact information below:

Dakota Territory Resource Corp.
106 Glendale Drive, Suite A
Lead, South Dakota 57754
Attention: Corporate Secretary
Email: info@gold-sd.com
Telephone: (605) 906-8363

SUMMARY OF THE TRANSACTIONS
This summary highlights selected information contained elsewhere in this proxy statement/prospectus and may not contain all the information that may be important to you. Accordingly, we encourage you to read this proxy statement/prospectus carefully and in its entirety, including its annexes and the documents incorporated by reference into this proxy statement/prospectus. The page references have been included in this summary to direct you to a more complete description of the topics presented below. See also the section entitled “Where You Can Find More Information” beginning on page 106.
References to “Dakota” are references to Dakota Territory Resource Corp. References to “JR” are references to JR Resources Corp. Prior to completion of the transactions, JR will change its name to Dakota Gold Corp. References to “Dakota Gold” refer to Dakota Gold Corp. References to “we” or “our” and other first person references in this proxy statement/prospectus refer to both Dakota and JR, before completion of the transactions. References to the “combined company” are references to Dakota Gold following the completion of the transactions. References to the “transactions,” unless the context requires otherwise, mean the transactions contemplated by the merger agreement, taken as a whole.
Parties to the Transactions (Page 29)
Dakota Territory Resource Corp.
Dakota Territory Resource Corp. is a Nevada corporation headquartered in Lead, South Dakota that was incorporated in 2002. Dakota is engaged in the business of acquisition and exploration of mineral properties within the Homestake District (“Homestake District”) of South Dakota. To date, while no development or mining activities have commenced, Dakota’s strategy is to move projects from exploration to development and finally into production as results of exploration and development may dictate.
Dakota maintains 100% ownership of eight mineral properties in the Homestake District comprised of approximately 1,700 unpatented claims and a combination of surface leases and/or ownership covering a total of approximately 29,300 acres, including the Maitland, Blind Gold, City Creek, Tinton, West Corridor, Ragged Top, Poorman Anticline and Basal Deadwood-Unconformity Properties, all of which are located in the heart of the Homestake District. In addition, Dakota has an interest in certain surface rights and residual facilities in the Homestake District through an option agreement with Homestake Mining Company of California (“HMC”) and has an interest in the Richmond Hill Property through an option agreement with HMC and LAC Minerals (USA) LLC.
Dakota common stock is traded on the OTCQB under the symbol “DTRC.” Through the “uplisting” of Dakota’s common stock, the parties contemplate that Dakota Gold’s common stock will be traded on the NYSE American under the symbol, “DGC.” Although Dakota has applied for listing of its common stock on the NYSE American effective at, or around the time of, the completion of the transactions, no assurance can be given that Dakota’s listing application will be approved.
Dakota’s principal executive office is located at 106 Glendale Drive, Suite A, Lead, South
Dakota 57754, its telephone number is: (605) 906-8363 and its website is located at www.dakotatrc.com.
Additional information about Dakota is included in the documents filed with this proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 106.
JR Resources Corp.
JR Resources Corp. is a Nevada corporation that was formed in British Columbia, Canada in 2017 and continued to Nevada in 2020. JR is privately held and is focused on investing in mineral resource development opportunities and providing support to management teams as they move projects forward.
JR’s principal executive office is located at 1588-609 Granville Street, Vancouver, British Columbia, Canada V7Y 1G5, and its telephone number is: (605) 906-8363.
The parties contemplate that, effective at, or around the time of, the completion of the transactions, Dakota Gold’s common stock will be traded on the NYSE American under the symbol “DGC” through the

“uplisting” of Dakota’s common stock, which currently trades on the OTCQB under the symbol “DTRC.” Although Dakota has applied for listing of its common stock on the NYSE American, no assurance can be given that Dakota’s listing application will be approved.
For additional information about JR, see the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operation of JR” beginning on page 74, and the historical financial statements of JR and the related notes thereto beginning on page F-1.
DGC Merger Sub I Corp.
DGC Merger Sub I Corp. (“Merger Sub 1”) is a Nevada corporation and a direct, wholly owned subsidiary of JR. Merger Sub 1 was formed solely for the purpose of consummating the merger of Merger Sub 1 with and into Dakota, as provided for in the merger agreement. Merger Sub 1 has not carried on any activities to date, except for activities incidental to its formation and activities undertaken in connection with the transactions contemplated by the merger agreement.
Merger Sub 1’s office is located at 241 Ridge Street Ste 210, Reno, NV 89501 and its telephone number is: (605) 906-8363.
DGC Merger Sub II LLC
DGC Merger Sub II LLC (“Merger Sub 2”) is a Nevada limited liability company and a direct, wholly owned subsidiary of JR. Merger Sub 2 was formed solely for the purpose of consummating the merger of Dakota with and into Merger Sub 2, as provided for in the merger agreement. Merger Sub 2 has not carried on any activities to date, except for activities incidental to its formation and activities undertaken in connection with the transactions contemplated by the merger agreement.
Merger Sub 2’s office is located at 241 Ridge Street Ste 210, Reno, NV 89501 and its telephone number is: (605) 906-8363.
The Transactions (Page 40)
On September 10, 2021, Dakota, JR, Merger Sub 1 and Merger Sub 2 entered into the merger agreement. The merger agreement provides for a business combination of Dakota and JR by means of a two-step merger process. As a result of the First Merger and the Second Merger, Dakota’s and JR’s respective businesses will be wholly owned by JR.
In the First Merger, Merger Sub 1 will merge with and into Dakota, with Dakota being the surviving corporation. In the Second Merger, Dakota will merge with and into Merger Sub 2, with Merger Sub 2 being the surviving limited liability company. The Second Merger will occur as soon as practicable after the First Merger.
In the First Merger, each share of Dakota common stock held by stockholders other than JR will be cancelled and converted into the right to receive one share of JR common stock. In addition, (i) each outstanding option to purchase Dakota common stock, whether vested or unvested, will be assumed and converted into an option with respect to a number of shares of JR common stock and (ii) any outstanding awards of restricted stock units with respect to shares of Dakota common stock will be assumed and converted into the right to receive an award of restricted stock units representing a right to receive a number of shares of JR common stock. The aggregate number of shares of JR common stock to be issued to former Dakota stockholders in the transactions will represent approximately 49% of the outstanding shares of JR common stock following completion of the transactions.
Prior to completion of the transactions, JR will change its name to “Dakota Gold Corp.”
Each share of Dakota Gold common stock will be issued in accordance with, and subject to the rights and obligations of, the Articles of Incorporation of JR.
The parties contemplate that, effective at, or around the time of, the completion of the transactions, Dakota Gold’s common stock will be traded on the NYSE American under the symbol “DGC,” assuming the successful “uplisting” of Dakota’s common stock from the OTCQB to the NYSE American.

The structure of the transactions is depicted below:
Current Structure
Step 1: First Merger
Step 2: Second Merger

Resulting Structure
Dakota’s Reasons for the Transactions and Recommendation of Dakota’s Board (Page 45)
The Dakota board has determined that the merger agreement and the transactions contemplated therein are advisable, fair to, and in the best interests of, Dakota stockholders. The Dakota board recommends that holders of Dakota common stock vote “FOR” the Dakota Merger Proposal, “FOR” the 2021 Stock Incentive Plan Proposal, “FOR” the Director Proposal, “FOR” the Accounting Ratification Proposal and “FOR” the Dakota Adjournment Proposal.
The Dakota board considered many factors in making its determination that the merger agreement and the transactions are advisable, fair to and in the best interests of Dakota and Dakota’s stockholders. For a more complete discussion of these factors, see “The Transactions — Dakota’s Reasons for the Transactions and Recommendation of the Dakota Board” beginning on page 45.
Historical Dakota Share Information (Page 19)
Shares of Dakota common stock currently trade on the OTCQB under the symbol “DTRC.” There were [•] holders of record of Dakota common stock at the close of business on [•], 2021. Dakota only paid one cash dividend on its common stock and has no intention to do so again in the foreseeable future. See “Comparative Historical and Unaudited Pro Forma Per Share Information — Historical Dakota Share Information” beginning on page 19.
Historical JR Share Information (Page 19)
JR, as a private company, does not have historical sale price data. JR has not historically paid dividends. See“Comparative Historical and Unaudited Pro Forma Per Share Information — Historical JR Share Information” beginning on page 19.
Description of the Merger Agreement (Page 56)
Conditions to the Completion of the Transactions
As set forth in the merger agreement, the completion of the transactions depends on a number of conditions being satisfied or waived. These conditions include:
•
the required approval of the Dakota stockholders has been obtained;

•
the absence of any order or other action by any governmental entity or law in effect preventing the consummation of the transactions;

•
the SEC has declared this Form S-4 effective and no stop order suspending its effectiveness has been issued;

•
the Dakota shares are “regularly traded” as described under Treasury Regulations
Section 1.897-9T(d);

•
the accuracy of the representations and warranties of the other party (with certain exceptions for inaccuracies that are de minimis or would not reasonably be expected to have a material adverse effect on the party making such representations and warranties) and receipt of an officer’s certificate to that effect;

•
the performance in all material respects by each party of all obligations required to be performed by it prior to the closing under the merger agreement and receipt of an officer’s certificate to that effect;

•
each party has performed in all material respects and has not had a material adverse effect occur; and

•
Dakota has received a written opinion of Skadden, Arps, Slate, Meagher and Flom LLP to the effect that, for U.S. federal income tax purposes, the First Merger and the Second Merger, taken together, constitute a single integrated transaction that qualifies as a “reorganization” under Section 368(a) of the Code and the Treasury Regulations thereunder (the “Tax Opinion”).

Dakota and JR cannot be certain when, or if, the conditions to the merger agreement will be satisfied or waived, or whether the transactions will be completed. If permitted under applicable law, either of Dakota or JR may waive a condition for its own benefit and consummate the transactions even though one or more of these conditions has not been satisfied. Any determination of whether to waive any condition will be made by Dakota or JR at the time of such waiver based on the facts and circumstances as they exist at that time. In the event that a condition to the merger agreement is waived, Dakota and JR, as applicable, currently intend to evaluate the materiality of any such waiver and its effect on Dakota’s or JR’s stockholders, as applicable, in light of the facts and circumstances at the time to determine whether any re-solicitation of proxies is required in light of such waiver.
No Solicitation
As more fully described in this proxy statement/prospectus and as set forth in the merger agreement, Dakota and its affiliates and representatives may not solicit, initiate or knowingly encourage or facilitate any inquiries or any proposal or offer from any person related to an alternative acquisition of Dakota or take any action that could reasonably be expected to lead to any such inquiries or the making of any such proposal or offer from any person.
Termination of the Merger Agreement
The merger agreement may be terminated at any time prior to the completion of the transactions:
•
by mutual written consent of Dakota and JR;

•
by either Dakota or JR, by written notice to the other party:

•
if the First Merger and the Second Merger are not consummated on or before December 31, 2021, provided that the party utilizing this right of termination must not have materially breached any representation, warranty, covenant or agreement of the merger agreement in a manner that was the principal cause of the failure of the mergers to be consummated timely;

•
if any governmental entity has enacted a law, issued an order, or taken any other action permanently prohibiting the transactions, which law, order or other action has become final and non-appealable;

•
if the required approvals of the Dakota stockholders are not obtained; or

•
by Dakota, if:

•
prior to the Dakota stockholder approval, the Dakota board determines to enter into a definitive written agreement with respect to a superior proposal;

•
JR is in breach of any of its representations, warranties, covenants or agreements set forth in the merger agreement that would render the closing condition not to be satisfied, and such breach is either (A) not capable of being cured prior to December 31, 2021 or (B) if curable, is not cured within thirty (30) business days after notice by Dakota to JR of such breach; or

•
by JR, if:

•
Dakota or either merger subsidiary is in breach of any of its respective representations, warranties, covenants or agreements set forth in the merger agreement that would render the closing condition not to be satisfied, and such breach is either (A) not capable of being cured prior to the December 31, 2021 or (B) if curable, is not cured within thirty (30) business days after notice by JR to Dakota of such breach; or

•
If the Dakota board effects an Adverse Recommendation Change (as defined below).

For more information about the merger agreement, see “The Agreement and Plan of Merger —  Description of the Merger Agreement,” beginning on page 56.
Listing of Dakota Gold common stock (Page 50)
Dakota intends to apply to list the shares of Dakota Gold common stock to be issued to the stockholders of Dakota in the First Merger and the shares of Dakota Gold common stock issued and outstanding immediately prior to the First Merger on the NYSE American under the symbol “DGC” via the “uplisting” of Dakota’s common stock. Although Dakota has applied for listing of Dakota Gold’s common stock on the NYSE American to be effective at, or around the time of, the completion of the transactions, no assurance can be given that Dakota’s listing application will be approved.
U.S. Federal Income Tax Consequences of the Mergers for Dakota Stockholders (Page 51)
Dakota and JR intend that, for U.S. federal income tax purposes, the First Merger and the Second Merger, taken together, constitute a single integrated transaction that qualifies as a “reorganization” within the meaning of section 368(a) of the Code. Dakota and JR agree not to, and to cause their respective affiliates not to, take or cause to be taken any action reasonably likely to cause the mergers, taken together, to fail to be treated as such. For a more detailed summary of the U.S. federal income tax consequences of the mergers, see “U.S. Federal Income Tax Consequences of the Mergers for Dakota Stockholders” beginning on page 51.
Management of JR (Page 91)
Upon the completion of the transactions, the Dakota Gold board will consist of the current members of the Dakota board.
For a further description of the governance of Dakota Gold following the completion of the transactions, see“Description of JR’s Capital Stock” beginning on page 93, “Comparison of Stockholders’ Rights” beginning on page 95 and “Management of JR” beginning on page 91.
Interests of Dakota’s Directors and Officers in the Transactions (Page 47)
In considering the recommendation of the Dakota board, Dakota stockholders should be aware that some of the directors and executive officers of Dakota may have interests in the transactions that are different from, or are in addition to, the interests of Dakota’s stockholders generally. The Dakota board was aware of these interests during their discussions on the fairness and merits of the transactions. These interests include their designation as directors or executive officers of JR following the completion of the transactions. For a description of the treatment of equity awards held by directors and executive officers of Dakota in the transactions, see “The Agreement and Plan of Merger — Description of the Merger Agreement —  Treatment of Dakota Stock Options” beginning on page 57. For additional information on the interests of Dakota’s directors and officers in the transactions, see “The Transactions — Interests of Dakota’s Directors and Officers in the Transactions” beginning on page 47.
Voting by Dakota’s Directors and Executive Officers (Page 32)
As of the record date, the directors and executive officers of Dakota beneficially owned, in the aggregate,        (or approximately       %) of the Dakota common stock (excluding Dakota stock held by JR and controlled by Jonathan Awde). For additional information regarding the votes required to approve the proposals to be voted on at the Dakota special meeting, see “The Dakota Special Meeting — Vote

Required” beginning on page 31. The directors and executive officers of Dakota have informed Dakota that they currently intend to vote all of their shares of Dakota common stock in favor of the Dakota Merger Proposal, the 2021 Long-Term Incentive Plan Proposal, the Director Proposal, the Accounting Ratification Proposal and the Dakota Adjournment Proposal.
Dakota Stockholders Support Agreement
In connection with the execution of the merger agreement, JR and Dakota entered into support agreements with each of Alex Morrison, Gerald Aberle and Stephen O’Rourke (the “Support Agreements”), a copy of the form of which is attached as Annex B to this proxy statement/prospectus. Pursuant to the Support Agreements, certain stockholders holding approximately 7.43% of the issued and outstanding shares of Dakota common stock have agreed to, among other things: (i) vote in favor of the transactions contemplated by the merger agreement, (ii) vote against and withhold consent with respect to any merger, purchase of all or substantially all of Dakota’s assets or other similar business combination transaction other than those contemplated by the merger agreement, (iii) be bound by certain transfer restrictions with respect to the common stock of Dakota held by the stockholder; and (iv) do all things reasonably necessary, proper or advisable to consummate the transactions contemplated by the merger agreement and not take any action that would reasonably be expected to prevent or delay the satisfaction of any of the conditions to those transactions, in each case, subject to the terms and conditions of the Support Agreements.
Each Support Agreement will terminate in its entirety, and be of no further force or effect, upon the earliest to occur of (i) the Effective Time (as defined in the merger agreement) and (ii) the written agreement of JR, Dakota and the stockholder. Upon such termination of the Support Agreement, all obligations of the parties under the Support Agreement will terminate, without any liability or other obligation on the part of any party thereto to any person in respect thereof or the transactions contemplated hereby, and no party thereto will have any claim against another (and no person will have any rights against such party), whether under contract, tort or otherwise, with respect to the subject matter thereof; provided, however, that the termination of the Support Agreements will not relieve any party thereto from liability arising in respect of any breach of the Support Agreement prior to such termination.
Appraisal Rights (Page 105)
Under Nevada law, pursuant to the NRS §§92A.300 — 92A.500 (inclusive) (the “Dissenters’ Rights Provisions”) Dakota stockholders are entitled, after complying with certain requirements of Nevada law, to dissent from approval of the merger agreement and the transactions contemplated therein pursuant to Chapter 92A of the NRS and to be paid the “fair value” of their shares of common stock. Dakota stockholders electing to exercise these dissenters’ rights must comply with the provisions of Chapter 92A of the NRS in order to perfect their rights. We will require strict compliance with the statutory procedures.
In the context of the First Merger, the Dissenters’ Rights Provisions provide that the stockholders may elect to have their shares of Dakota common stock purchased for a cash price that is equal to the “fair value” of such shares, as determined in a judicial proceeding in accordance with the Dissenters’ Rights Provisions. The fair value of the shares of any stockholder means the value of such shares immediately before the effectuation of the mergers excluding any appreciation or depreciation in anticipation of the mergers, unless exclusion of any appreciation or depreciation would be inequitable.
A copy of the Dissenters’ Rights Provisions is attached as Schedule A hereto. If you wish to exercise your dissenters’ rights or preserve the right to do so, you should carefully review Schedule A. IF YOU FAIL TO COMPLY WITH THE PROCEDURES SPECIFIED IN THE DISSENTERS’ RIGHTS PROVISIONS IN A TIMELY MANNER, YOU MAY LOSE YOUR DISSENTERS’ RIGHTS. BECAUSE OF THE COMPLEXITY OF THOSE PROCEDURES, YOU SHOULD SEEK THE ADVICE OF COUNSEL IF YOU ARE CONSIDERING EXERCISING YOUR DISSENTERS’ RIGHTS. Stockholders who perfect their dissenters’ rights by complying with the procedures set forth in the Dissenters’ Rights Provisions will have the fair value of their stock determined by a Nevada state district court and will be entitled to receive a cash payment equal to such fair value. Any such judicial determination of the fair value of shares could be based upon any valuation method or combination of methods the court deems appropriate. The value so determined could be more or less than the consideration to be paid in connection with the transactions.

In addition, stockholders who invoke dissenters’ rights may be entitled to receive payment of a fair rate of interest from the effective time of the mergers on the amount determined to be the fair value of their shares.
All demands for appraisal should be addressed to the Director of Legal and Corporate Secretary at dcherniak@gold-sd.com before the Dakota stockholder vote on the Dakota Merger Proposal at the Dakota special meeting, and should be executed by, or on behalf of, the record holder of the shares of the common stock. The demand must reasonably inform us of the identity of the stockholder and the intention of the stockholder to demand appraisal of his, her or its shares of Dakota common stock.
Regulatory Approvals (Page 49)
Dakota and JR have agreed to use their respective reasonable best efforts to obtain from any governmental entities any approvals that may be required in connection with the transactions. Dakota and JR have determined that no material filings are required to be made with any governmental entities in connection with the transactions. For additional information regarding the regulatory approvals, see “The Transactions — Regulatory Approvals Required for the Transactions” beginning on page 49.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL INFORMATION OF DAKOTA
Dakota is providing you with the following summary historical consolidated financial information to assist you in your analysis of the financial aspects of the transactions. Dakota derived (i) the financial information as of and for the fiscal years ended March 31, 2021 and 2020 from its historical audited consolidated financial statements and related notes for the fiscal years then ended and (ii) the financial information as of and for the three month periods ended June 30, 2021 and 2020 from its unaudited consolidated financial statements and related notes which include, in the opinion of Dakota’s management, all normal and recurring adjustments that are considered necessary for the fair statement of the results for such interim periods and dates. The information set forth below is only a summary that you should read together with the historical audited consolidated financial statements of Dakota for the fiscal years ended March 31, 2021 and 2020 and the three month periods ended June 30, 2021 and 2020 and the related notes, as well as the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in Dakota’s Annual Report on Form 10-K for the year ended March 31, 2021 and Quarterly Report on Form 10-Q for the three months ended June 30, 2021 that Dakota previously filed with the SEC. For more information, see the section entitled “Where You Can Find More Information” beginning on page 106. The historical results presented are not necessarily indicative of results to be expected in any future period.
	Year Ended March 31,
	2021	2020
Statement of operations data:
Loss from operations	$(1,834,524)	$(1,101,472)
Net loss	$(3,165,041)	$(1,114,273)
Net loss per share – Basic and diluted	$(0.12)	$(0.07)
Weighted average shares outstanding – Basic and diluted	25,904,749	16,054,675
Balance sheet data:
Cash and cash equivalents	$10,392,940	$146,425
Total assets	$16,676,364	$370,178
Total current liablities	$1,071,792	$2,948,374
Total liablities	$1,545,117	$2,948,374
Accumulated deficit	$(8,542,784)	$(5,377,743)
Total stockholder’s equity (deficit)	$15,131,247	$(2,578,196)
	Three Months Ended
	June 30, 2021	June 30, 2020
Statement of operations data:
Loss from operations	$(12,089,233)	$(277,991)
Net loss	$(12,181,143)	$(345,735)
Net loss per share – Basic and diluted	$(0.21)	$(0.02)
Weighted average shares outstanding – Basic and diluted	56,900,553	16,410,868
	June 30, 2021	March 31, 2021
Balance sheet data:
Cash and cash equivalents	$24,852,299	$10,392,940
Total assets	$33,261,201	$16,676,364
Total current liablities	$1,468,588	$1,071,792
Total liablities	$1,468,588	$1,545,117
Accumulated deficit	$(20,723,926)	$(8,542,784)
Total stockholder’s equity (deficit)	$31,792,613	$15,131,247

SUMMARY HISTORICAL FINANCIAL INFORMATION OF JR
JR is providing you with the following summary historical consolidated financial information to assist you in your analysis of the financial aspects of the transactions. JR derived (i) the financial information as of and for the fiscal years ended March 31, 2021 and 2020 from its historical audited consolidated financial statements and related notes for the fiscal years then ended and (ii) the financial information as of and for the three month periods ended June 30, 2021 and 2020 from its unaudited condensed consolidated financial statements and related notes which include, in the opinion of JR’s management, all normal and recurring adjustments that are considered necessary for the fair statement of the results for such interim periods and dates. The information set forth below is only a summary that you should read together with the historical audited consolidated financial statements of JR for the fiscal years ended March 31, 2021 and 2020 and the three month periods ended June 30, 2021 and 2020 and the related notes, as well as the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of JR” contained in this proxy statement/prospectus. The historical results presented are not necessarily indicative of results to be expected in any future period.
	Year Ended March 31,
	2021	2020
Statement of operations data:
Loss from operations	$(2,092,118)	$(169,673)
Net income (loss)	$25,520,417	$(193,283)
Net earnings (loss) per share – Basic and diluted	$0.81	$(0.03)
Weighted average shares outstanding – Basic and diluted	32,110,916	5,563,241
Balance sheet data:
Cash and cash equivalents	$11,444,668	$141,768
Total assets	$70,632,103	$849,602
Total current liablities	$1,756,390	$87,964
Total liablities	$11,628,173	$87,964
Total stockholder’s equity	$59,003,930	$761,638
	Three Months ended
	June 30, 2021	June 30, 2021
Statement of operations data:
Loss from operations	$(12,912,389)	$(388,722)
Net income (loss)	$(12,842,724)	$34,385,342
Net earnings (loss) per share – Basic and diluted	$(0.17)	$1.42
Weighted average shares outstanding – Basic and diluted
	June 30, 2021	March 31, 2021
Balance sheet data:
Cash and cash equivalents	$25,332,679	$11,444,668
Total assets	$86,695,553	$70,632,103
Total current liablities	$2,117,289	$1,756,390
Total liablities	$11,340,767	$11,628,173
Total stockholder’s equity	$75,354,786	$59,003,930

SUMMARY UNAUDITED PRO FORMA CONDENSED CONSOLIDATED COMBINED FINANCIAL INFORMATION
These unaudited pro forma financial statements have been prepared in connection with the proposed transaction between JR and Dakota (the “Transaction”).
These unaudited pro forma financial statements have been prepared using information derived from, and should be read in conjunction with, the consolidated financial statements of JR for the year ended March 31, 2021 and the consolidated financial statements of Dakota for the year ended March 31, 2021. The historical annual financial statements of the JR and Dakota were prepared in accordance with U.S. GAAP.
The unaudited pro forma statement of operations for the year ended March 31, 2021 has been prepared as if the Transaction had occurred on April 1, 2020.
The unaudited pro forma financial statements are not intended to reflect the financial performance of JR which would have resulted had the Transaction been effected on the date indicated. Actual amounts recorded upon completion of the proposed Transaction will likely differ from those recorded in the unaudited pro forma financial statements and such differences could be material. Any potential synergies that may be realized and integration costs that may be incurred on completion of the Transaction have been excluded from the unaudited pro forma financial information. Further, the pro forma financial information is not necessarily indicative of the results of operations that may be obtained in the future. Future results may vary significantly from the results reflected because of various factors, including those discussed in the section entitled “Risk Factors” beginning on page 20. The following selected pro forma financial information should be read in conjunction with the section entitled “Unaudited Pro Forma Condensed Consolidated Combined Financial Information” and related notes beginning on page 69, the audited historical financial statements of Dakota and the notes thereto beginning on page F-59 and the audited historical financial statements of JR and the notes thereto beginning on page F-26.
Pro Forma Income Statement
For the year ended March 31, 2021
(Unaudited, expressed in United States dollars, except for per share amounts)
Pro Forma Combined
Consulting	820,354
Exploration costs	788,719
Office, travel and general	573,186
Professional fees	1,049,503
General and administrative expenses	—
Loss from operations	(3,231,759)
Other income (expense)
Foreign exchange income	79,001
Interest income	34,443
Interest expense	—
Gain on derivative assets	—
113,444
Net income (loss)	(3,118,315)
Basic and diluted earnings (loss) per share	(0.05)
Weighted average shares outstanding
Basic and diluted	39,693,546

COMPARATIVE HISTORICAL AND UNAUDITED PRO FORMA PER SHARE INFORMATION
Pro forma basic and diluted loss per share for the year ended March 31, 2021 has been calculated based on the actual weighted average number of shares of common stock of JR outstanding for the respective periods; as well as the number of shares of common stock issued in connection with the Transaction as if such shares had been outstanding since April 1, 2020:
Year ended March 31, 2021
Pro forma net loss	$(3,118,315)
Actual weighted average number of basic and diluted common shares outstanding	32,110,916
Net impact of reverse stock split and additional common shares issued in connection with the Transaction (see note 3 to the unaudited pro forma condensed consolidated combined financial information contained herein)	43,228,396
Pro forma weighted average number of basic and diluted common shares outstanding	39,693,546
Pro forma basic and diluted loss per share	0.05
Historical market value per share as of May 13, 2021 (unaudited):
Dakota Historical
Market value per share	$4.28
Historical Dakota Share Information
Shares of Dakota common stock currently trade on the OTCQB under the symbol “DTRC.” On May 13, 2021, the last trading day before the announcement of the transactions, the last sale price of Dakota common stock reported on the OTCQB was $4.28, and $       on       , 2021, the latest practicable date prior to the date of this proxy statement/prospectus.
Historical JR Share Information
As of October 20, 2021, there were 1,082 holders of JR common stock. JR, as a private company, does not have historical sale price data. JR has not historically paid dividends.

RISK FACTORS
The combined company will be faced with a market environment that cannot be predicted and that involves significant risks, many of which will be beyond its control. In addition to the other information included in or found in the Annexes attached to, this proxy statement/prospectus, including the matters addressed in “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 27, you should carefully consider the following risk factors as you, as a Dakota stockholder, decide how to vote your shares. You should also read and consider the other information in this proxy statement/prospectus and the other documents incorporated by reference in this proxy statement/prospectus. Please see “Where You Can Find More Information” beginning on page 106. Additional risks and uncertainties not presently known to Dakota or JR or that are not currently believed to be important also may adversely affect the transactions and Dakota Gold following the transactions.
Risks Related to the Transactions
The transactions are subject to conditions, including certain conditions that may not be satisfied or completed on a timely basis, if at all.
Completion of the transactions is subject to certain closing conditions that make the completion and timing of the transactions uncertain. The conditions include, among others, obtaining the requisite approval by the stockholders of Dakota for the consummation of the transactions, as described in this proxy statement/prospectus, the absence of any governmental order preventing the consummation of the transactions and the effectiveness of the registration statement of which this proxy statement/prospectus is a part. See “The Agreement and Plan of Merger — Description of the Merger Agreement — Conditions to the Completion of the Transactions” beginning on page 64.
Although Dakota and JR have agreed in the merger agreement to use their commercially reasonable efforts to obtain the requisite approvals and consents, there can be no assurance that these approvals will be obtained, and these approvals may be obtained later than anticipated. If permitted under applicable law, either Dakota or JR may waive a condition for its own respective benefit and consummate the transactions even though one or more of these conditions has not been satisfied. Any determination whether to waive any condition will be made by Dakota or JR at the time of such waiver based on the facts and circumstances as they exist at that time. In the event that a condition to the merger agreement is waived, Dakota currently intends to evaluate the materiality of any such waiver and its effect on the stockholders of Dakota, in light of the facts and circumstances at the time to determine whether any re-solicitation of proxies is required in light of such waiver.
Failure to complete the transactions may negatively impact the share price of Dakota and the future business and financial results of each of Dakota and JR.
The merger agreement provides that either Dakota or JR may terminate the merger agreement if the transactions are not completed on or before December 31, 2021.
If the transactions are not completed on a timely basis, Dakota’s and JR’s ongoing businesses may be adversely affected. If the transactions are not completed at all, Dakota and JR will be subject to a number of risks, including the following:
•
being required to pay costs and expenses relating to the transactions, such as legal, accounting, financial advisory and printing fees; and

•
time and resources committed by each company’s management to matters relating to the transactions could otherwise have been devoted to pursuing other beneficial opportunities.

If the transactions are not completed, the price of Dakota common stock may decline to the extent that the current market price reflects a market assumption that the transactions will be completed and that the related benefits will be realized, or a market perception that the transactions were not completed due to an adverse change in the business of Dakota or JR.

Dakota Gold’s results of operations and financial condition following the transactions may materially differ from the pro forma information presented in this proxy statement/prospectus.
The unaudited pro forma condensed consolidated combined financial information in this proxy statement/prospectus is presented for illustrative purposes only and is not necessarily indicative of what Dakota Gold’s actual results of operations and financial condition would have been had the transactions been completed on the dates indicated. The unaudited pro forma condensed consolidated combined financial information reflects adjustments, which are based upon preliminary estimates, to record the Dakota identifiable assets to be acquired and liabilities to be assumed at fair value, and the resulting goodwill to be recognized. The purchase price allocation reflected is preliminary, and final allocation of the purchase price will be based upon the actual purchase price and the fair value of the assets acquired and liabilities assumed in the transactions. Accordingly, the final acquisition accounting adjustments may differ materially from the pro forma adjustments reflected in this document. The unaudited pro forma condensed combined financial information is also based on a number of other estimates and assumptions, including the related fees and expenses.
Dakota and JR will incur significant transaction costs in connection with the transactions.
Dakota and JR expect to pay significant transaction costs in connection with the transactions. These transaction costs include, but are not limited to, legal and accounting fees and expenses, SEC filing fees, printing expenses, mailing expenses and other related charges. A significant portion of the transaction costs will be incurred regardless of whether the transactions are consummated. Dakota and JR will each generally pay its own costs and expenses in connection with the transactions.
While the transactions are pending, Dakota and JR will be subject to business uncertainties, as well as contractual restrictions under the merger agreement that could have an adverse effect on the businesses of Dakota and JR.
Uncertainty about the effect of the transactions on Dakota and JR employees and their business relationships may have an adverse effect on Dakota and JR and, consequently, on JR following the consummation of the transactions. These uncertainties could impair the ability of Dakota and JR to retain and motivate key personnel until and after the consummation of the transactions and could cause third parties who deal with Dakota and JR to seek to change existing business relationships with them. If key employees depart or if third parties seek to change business relationships with Dakota and JR, Dakota Gold’s business following the consummation of the transactions could be adversely affected. In addition, the merger agreement restricts Dakota, without JR’s consent and subject to certain exceptions, from making certain future acquisitions, partnerships and taking other specified actions until the transactions are completed or the merger agreement terminates. The merger agreement also obligates Dakota and JR to generally operate their businesses in the ordinary course, consistent with past practice until the consummation of the transactions or the termination of the merger agreement. These restrictions may prevent Dakota from pursuing otherwise attractive business opportunities that may arise prior to completion of the transactions or termination of the merger agreement, or Dakota and JR from making changes to their respective businesses outside of the ordinary course.
The merger agreement contains provisions that restrict Dakota’s ability to pursue alternatives to the transactions.
Under the merger agreement, Dakota is restricted from soliciting, initiating, knowingly encouraging or facilitating, or furnishing or disclosing non-public information with regard to, any inquiry, proposal or offer for an alternative business combination transaction from any person. These provisions could prevent or discourage a third party that may have an interest in acquiring all or a significant part of Dakota from considering or proposing an alternative business combination transaction with Dakota, even if such third party were prepared to pay consideration with a higher value than the value of the transactions. These provisions would further prevent Dakota in engaging in any discussions or agreements with such third party. See “Agreement and Plan of Merger — Description of the Merger Agreement — Restrictions on Dakota’s Solicitation of Acquisition Proposals” beginning on page 62.

Some of Dakota’s directors and executive officers may have interests in the transactions that are different from the interests of the stockholders of Dakota generally.
Some of Dakota’s directors and executive officers may have interests in the transactions that are different from, or are in addition to, the interests of the stockholders of Dakota. These interests include Jonathan Awde’s designation as a director and officer of JR and financial interest as a stockholder of JR and Robert Quartermain’s financial interest as a stockholder of JR. See “The Transactions — Interests of Dakota’s Directors and Officers in the Transactions” beginning on page 47.
Some of JR’s directors and executive officers may have interests in the transactions that are different from the interests of the stockholders of JR generally.
Some of JR’s directors and executive officers may have interests in the transactions that are different from, or are in addition to, the interests of the stockholders of JR. These interests include Jonathan Awde’s designation as the President, Chief Executive Officer and a director of Dakota. See “The Transactions — Interests of JR’s Directors and Officers in the Transactions” beginning on page 49.
Stockholders of Dakota cannot be sure of the market price of Dakota Gold common stock they will receive.
Under the merger agreement, each share of Dakota common stock will be converted into the right to receive one share of Dakota Gold common stock. Dakota Gold’s common stock is not currently listed on a national securities exchange and does not trade publicly, although Dakota has applied for listing of Dakota Gold’s common stock on the NYSE American via the uplisting of Dakota’s common stock from the OTCQB, to be effective at, or around the time of, the completion of the transactions. No assurance can be provided as to the value at which shares of Dakota Gold common stock will publicly trade. In addition, after completion of the transactions, the trading price of shares of Dakota Gold common stock will be dependent on a number of conditions, including changes in the businesses, operations, results and prospects of the combined company, general market and economic conditions, governmental actions, regulatory considerations, legal proceedings and developments or other factors. A number of these factors and conditions are beyond the control of Dakota and JR.
Risks Related to Dakota Gold’s Business
Upon completion of the transactions, Dakota will be merged with and into a wholly owned subsidiary of Dakota Gold. Accordingly, the risks specific to the businesses of Dakota and JR will affect the combined business of Dakota Gold following completion of the transactions.
You should read and consider the risk factors described in Part I, Item 1A of Dakota’s Annual Report on Form 10-K for the fiscal year ended March 31, 2021, as updated by subsequent Quarterly Reports on Form 10-Q, all of which are filed by Dakota with the SEC. See “Where You Can Find More Information” beginning on page 106.
The combined company’s operating results may fluctuate significantly as a result of a variety of factors, many of which are outside of its control.
The following factors, among others, may negatively affect the combined company’s operating results:
•
the progress, potential and uncertainties of the exploration program at the properties located in the Homestake District of South Dakota (the “Project”);

•
Dakota Gold will be party to several material property option agreements. Dakota Gold may decide not to exercise its rights pursuant to such agreements or its rights as an option holder may be terminated by the optionor in certain circumstances;

•
the lack of defined resources that are SEC Guide 7 Compliant Reserves, and may never be;

•
Dakota’s history of losses and need for additional financing;

•
the combined company’s limited operating history;

•
the combined company’s properties all being in the exploration stage;

•
the combined company’s lack of history in producing metals from our properties;

•
the combined company’s need for additional financing to develop a producing mine, if warranted;

•
the combined company’s exploration activities not being commercially successful;

•
ownership of surface rights at the Project;

•
increased costs affecting the combined company’s financial condition;

•
a shortage of equipment and supplies adversely affecting the combined company’s ability to operate;

•
mining and mineral exploration being inherently dangerous;

•
mineralization estimates;

•
changes in mineralization estimates affecting the economic viability of the combined company’s properties;

•
uninsured risks;

•
mineral operations being subject to market forces beyond the combined company’s control;

•
fluctuations in commodity prices;

•
uncertainty surrounding permitting, licenses and approval processes;

•
uncertainty surrounding the governmental and environmental regulations;

•
future legislation regarding the mining industry and climate change;

•
potential environmental lawsuits;

•
the combined company’s land reclamation requirements;

•
gold mining presenting potential health risks;

•
title to the combined company’s properties

•
competition in the gold mining industries;

•
economic conditions, including as a result of the ongoing COVID-19 pandemic;

•
the combined company’s ability to manage growth;

•
the potential difficulty of attracting and retaining qualified personnel;

•
the combined company’s dependence on key personnel;

•
Dakota’s and JR’s SEC filing history or lack thereof, as the case may be; and

•
the combined company’s securities.

JR has a history of operating losses.
JR has incurred operating losses in each year since its inception, and may incur additional losses in the future. For the quarter ended June 30, 2021, JR had operating losses of $12,912,389. As of June 30, 2021, JR held cash and cash equivalents of approximately $25,332,679.
JR expects to continue to incur operating expenses in the foreseeable future as it seeks to complete the transactions. The extent of JR’s future operating losses or profits is highly uncertain, and it may not maintain profitability. If Dakota Gold is unable to achieve and then maintain profitability, the market value of Dakota Gold’s common stock will likely decline.
Dakota’s independent auditor has expressed substantial doubt about its ability to continue as a going concern.
Dakota’s independent auditor’s report on its financial statements included an explanatory paragraph that indicates that the financial statements were prepared assuming that Dakota would continue as a going concern. As discussed in Note 1 to the financial statements for the year ended March 31, 2021, Dakota has an accumulated deficit from inception through March 31, 2021 of approximately $8,543,000 and has yet to achieve profitable operations, and projects further losses in the development of its business. This condition raises substantial doubt about Dakota’s ability to continue as a going concern. The ability to continue as a going concern is dependent upon generating profitable operations in the future and/or obtaining the necessary financing to meet Dakota’s obligations and repay its liabilities arising from normal business operations when they become due. There can be no assurance that Dakota will be successful in its plans described above or in attracting equity or alternative financing on acceptable terms, or if at all. Dakota’s financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should Dakota be unable to continue as a going concern. Upon the completion of the transactions, Dakota Gold will be required to consider whether, and may find, that there is substantial doubt about Dakota Gold’s ability to continue, as a going concern.
If Dakota Gold fails to manage any expansion or acquisition, its business could be impaired.
Dakota Gold may in the future acquire one or more mining properties or interests that expand its operations. Dakota Gold may not be able to effectively integrate those mining properties or interests into its business and any such acquisition could bring additional risks, exposures and challenges to Dakota Gold. In addition, acquisitions may dilute Dakota Gold’s earnings per share, disrupt its ongoing business, distract its management and employees, increase its expenses, subject it to liabilities and increase its risk of litigation, all of which could harm its business. If Dakota Gold uses cash to acquire mining properties or interests, such use may divert resources otherwise available for other purposes. If Dakota Gold uses its common stock to acquire mining properties or interests, its stockholders may experience substantial dilution. If Dakota Gold fails to manage any expansions or acquisition, its business could be impaired.
Dakota Gold may not be able to attract and retain additional key management or other personnel, or it may lose existing key management, which may limit its ability to compete in the mining industry.
Dakota Gold will depend on a number of key management personnel. The loss of the services of one or more key employees could limit Dakota Gold’s ability to compete in the mining industry. Its success will also depend on Dakota Gold’s ability to attract and retain additional highly qualified management and other personnel to meet its growth goals. Dakota Gold faces intense competition for qualified personnel, many of whom are often subject to competing employment offers, and it is unclear whether Dakota Gold will be able to attract and retain such personnel.
Future changes in financial accounting standards or practices or existing taxation rules or practices may cause adverse or unexpected revenue fluctuations and affect its reported results of operations.
A change in accounting standards or practices or a change in existing taxation rules or practices, both in the U.S. and abroad, can have a significant effect on Dakota Gold’s reported results and may even affect its reporting of transactions completed before the change is effective. New accounting pronouncements and taxation rules, both in the U.S. and abroad, and varying interpretations of accounting pronouncements and taxation practice have occurred and may occur in the future. Changes to existing rules or the questioning of current practices may adversely affect Dakota Gold’s reported financial results or the way it conducts its business.
As a privately held entity, JR was not required to comply with the reporting requirements of the Exchange Act or the requirements of the Sarbanes-Oxley Act of 2002. As a public company, Dakota has been required to comply with such requirements. However, in regard to Dakota Gold, such requirements may strain its resources, increase its costs and distract management, and it may be unable to comply with these requirements in a timely or cost-effective manner.
As a public company with listed equity securities, Dakota Gold will need to comply with laws, regulations and requirements, certain corporate governance provisions of the Sarbanes-Oxley Act of 2002, related regulations of the SEC, including compliance with the reporting requirements of the Exchange Act, and the requirements of NYSE American, with which JR was not required to comply as a private company. Complying with these statutes, regulations and requirements will occupy a significant amount of time of the Dakota Gold board and management and may significantly increase Dakota Gold’s costs and expenses compared to that of Dakota. While combining the JR and Dakota accounting and operations functions, Dakota Gold will need to:
•
institute a comprehensive compliance function;

•
design, establish, evaluate and maintain a system of internal controls over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the related rules and regulations of the SEC and the Public Company Accounting Oversight Board;

•
comply with rules promulgated by the NYSE American;

•
prepare and distribute periodic public reports in compliance with its obligations under the federal securities laws;

•
establish new internal policies, such as those relating to disclosure controls and procedures and insider trading;

•
involve and retain to a greater degree than Dakota had to, outside counsel and accountants in the above activities; and

•
establish an investor relations function.

These factors could also make it more difficult for Dakota Gold to attract and retain qualified members of its board of directors and qualified executive officers. If Dakota Gold’s profitability is adversely affected because of these additional costs, it could have a negative effect on the trading price of Dakota Gold’s common stock.
Risks Related to the Ownership of Dakota Gold Common Stock
No assurance can be given that Dakota Gold’s NYSE American application will be approved at or following the completion of the transactions.
Although Dakota has applied for listing of Dakota Gold’s common stock on the NYSE American via the uplisting of Dakota’s common stock from the OTCQB to be effective at, or around the time of, the closing of the mergers, no assurance can be given that Dakota Gold can meet the listing requirements for the NYSE American at the closing of the mergers or that Dakota’s application will ever be approved.
Assuming the successful uplisting of Dakota’s common stock to the NYSE American, the market price of Dakota Gold common stock after the completion of the transactions may be subject to significant fluctuations and volatility and you may be unable to sell your Dakota Gold common stock at a profit or may lose all or part of your investment.
Assuming the successful uplisting of Dakota’s common stock to the NYSE American, the market price of Dakota Gold’s common stock could be subject to significant fluctuation following the completion of the transactions. The results of operations of Dakota Gold and the market price of its common stock following the completion of the transactions may be affected by factors different from those currently affecting the independent results of operations of and the stock price of Dakota. Some of the factors that may cause fluctuation in the stock price or trading volume of Dakota Gold’s common stock include:
•
general market and economic conditions and market trends, including in the mining industry and the financial markets generally;

•
the political, economic and social situation in the United States and in the world;

•
actual or expected variations in operating results;

•
variation in quarterly operating results;

•
inability to meet projections in revenue made by Dakota Gold;

•
speculation in the press or investment community;

•
the failure of research analysts to cover Dakota Gold common stock, adverse changes to research analyst recommendations, or the failure of Dakota Gold’s operating results to meet research analyst expectations;

•
announcements by Dakota Gold or its competitors of significant acquisitions, strategic partnership, joint ventures, capital commitments or other business developments;

•
adoption of new accounting standards affecting the industry in which Dakota Gold operates;

•
operations of competitors and the performance of competitors’ common stock;

•
litigation or governmental action involving or affecting Dakota Gold;

•
changes in financial estimates and recommendations by securities analysts;

•
recruitment or departure of key personnel;

•
purchases or sales of blocks of Dakota Gold common stock;

•
operating and stock performance of the companies that investors may consider to be comparable;

•
domestic and international economic, legal and regulatory factors unrelated to Dakota Gold’s performance; and

•
the realization of any risks described under “Risk Factors” in this document.

There can be no assurance that the price of Dakota Gold’s common stock will not fluctuate or decline significantly. The stock market in recent years has experienced considerable price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of individual companies and that could adversely affect the price of Dakota Gold common stock, regardless of its operating performance. Stock price volatility might be worse if the trading volume of shares of Dakota Gold common stock is low. Furthermore, stockholders may initiate securities class action lawsuits if the market price of Dakota Gold common stock declines significantly, which may cause Dakota Gold to incur substantial legal expenses and could divert the time and attention of Dakota Gold’s management and the Dakota Gold board.
Future sales of Dakota Gold common stock in the public market could reduce its stock price, and any additional capital raised by Dakota Gold through the sale of equity or convertible securities may dilute your ownership in Dakota Gold.
Dakota Gold may issue additional shares of common stock or convertible securities in future public offerings. Following the completion of the transactions, Dakota Gold will have approximately 70,828,204 outstanding shares of common stock. Following the completion of the transactions, Dakota Gold intends to file a registration statement with the SEC on Form S-8 providing for the registration of shares of its common stock issued or reserved for issuance under Dakota Gold’s equity incentive plan. Subject to the satisfaction of vesting conditions, shares registered under the registration statement on Form S-8 will be available for resale immediately following the completion of the transactions in the public market without restriction. Dakota Gold cannot predict the size of future issuances of its common stock or securities convertible into common stock or the effect, if any, that future issuances and sales of shares of its common stock will have on the market price of its common stock. Sales of substantial amounts of Dakota Gold common stock (including shares issued in connection with an acquisition), or the perception that such sales could occur, may adversely affect prevailing market prices of Dakota Gold common stock.
Dakota Gold does not intend to pay cash dividends on its common stock.
Applicable state law may impose requirements that may impede Dakota Gold’s ability to pay dividends on its common stock. Therefore, it is likely that any return on investment for Dakota Gold’s stockholders, at least in the near term, will occur only if the market price of its common stock appreciates.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This proxy statement/prospectus contains or may contain forward-looking statements. Forward-looking statements may be identified by the use of forward-looking terms such as “may,” “will,” “can,” “expects,” “believes,” “anticipates,” “intends,” “plans,” “estimates,” “projects,” “assumes,” “guides,” “targets,” “forecasts,” “is confident that” and “seeks” or the negative of such terms or other variations on such terms or comparable terminology. Such forward-looking statements include, but are not limited to, statements about the anticipated benefits of the transactions between Dakota and JR, including Dakota Gold’s future financial and operating results, plans, objectives, expectations and intentions, the expected timing of completion of the transactions and other statements that are not historical facts.
These forward-looking statements are based upon the current beliefs and expectations of management and are subject to significant risks and uncertainties that could cause actual outcomes and results to differ materially. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include, without limitation, the risks and uncertainties set forth under the section titled “Risk Factors” beginning on page 20 of this proxy statement/prospectus, as well as:
•
those identified and disclosed in public filings with the SEC made by Dakota;

•
the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement;

•
the inability to complete the transaction due to the failure to obtain the requisite stockholder approval or the failure to satisfy (or have waived) other conditions to completion of the transactions;

•
the failure of the transactions to be completed for any other reason;

•
risks that the transactions disrupt current plans and operations of Dakota and JR;

•
the outcome of any legal proceedings that may be instituted against Dakota, JR and/or others relating to the merger agreement;

•
diversion of each of Dakota and JR’s management’s attention from ongoing business concerns;

•
the effect of the announcement of the transactions on Dakota’s business relationships, operating results and business generally;

•
the amount of the costs, fees, expenses and charges related to the transactions;

•
uncertainties as to the timing of the transactions;

•
risks that the respective businesses of Dakota and JR will have been adversely impacted during the pendency of the transactions;

•
the effects of disruption from the transactions making it more difficult to maintain business relationships;

•
risks that any stockholder litigation in connection with the transactions may result in significant costs of defense, indemnification and liability;

•
the risk that competing offers may be made;

•
the ability to integrate the Dakota and JR businesses successfully and to avoid problems which may result in Dakota Gold not operating as effectively and efficiently as expected;

•
risks that expected synergies, operational efficiencies and cost savings from the transactions may not be fully realized or realized within the expected time frame;

•
the effects of future regulatory or legislative actions on the mining industry;

•
events that are outside of the control of Dakota and JR, such as political unrest, terrorist attacks, malicious human attacks, natural disasters, pandemics and other similar events; and

•
other economic, business, regulatory and/or competitive factors affecting JR’s and Dakota’s businesses generally.

These factors and the other risk factors described therein are not necessarily all of the important factors that could cause actual results or developments to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our results. Consequently, our actual results could be materially different from the results described or anticipated by our forward-looking statements due to the inherent uncertainty of estimates, forecasts and projections and may be better or worse than anticipated. The areas of risk and uncertainty described above should also be considered in connection with any written or oral forward-looking statements that may be made after the date of this proxy statement/prospectus by Dakota or JR or anyone acting for any or all of them. Except for their ongoing obligations to disclose material information under the U.S. federal securities laws, neither Dakota nor JR undertakes any obligation to release publicly any revisions to any forward-looking statements, to report events or circumstances after the date of this proxy statement/prospectus or to report the occurrence of unanticipated events.
Given these uncertainties, you are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements represent our estimates and assumptions only as of the date that they were made. The foregoing cautionary statements apply to all of our forward-looking statements contained in this document.

PARTIES TO THE TRANSACTIONS
Dakota Territory Resource Corp.
Dakota Territory Resource Corp. is a Nevada corporation headquartered in Lead, South Dakota that was incorporated in 2002. Dakota is engaged in the business of acquisition and exploration of mineral properties within the Homestake District. To date, while no development or mining activities have commenced, Dakota’s strategy is to move projects from exploration to development and finally into production as results of exploration may dictate.
Dakota maintains 100% ownership of eight mineral properties in the district comprised of approximately 1,700 unpatented claims and a combination of surface leases and/or ownership covering a total of approximately 29,300 acres located in the Homestake District, including the Maitland, Blind Gold, City Creek, Tinton, West Corridor, Ragged Top, Poorman Anticline and Basal Deadwood — Unconformity Properties, all of which are located in the heart of the Homestake District. In addition, Dakota has an interest in certain surface rights and residual facilities in the Homestake District through an option agreement with HMC and has an interest in the Richmond Hill Property through an option agreement with HMC and LAC Minerals (USA) LLC.
Dakota common stock is traded on the OTCQB under the symbol “DTRC.” Through the “uplisting” of Dakota’s common stock, the parties contemplate that Dakota Gold’s common stock will be traded on the NYSE American under the symbol “DGC.” Although Dakota has applied for listing of its common stock on the NYSE American to be effective at, or around the time of, the completion of the transactions, no assurance can be given that Dakota’s listing application will be approved.
Dakota’s principal executive office is located at 106 Glendale Drive, Suite A, Lead, South Dakota 57754, its telephone number is: (605) 717-2540 and its website is located at www.dakotatrc.com.
Additional information about Dakota and its subsidiaries is included in the documents filed with this proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 106.
JR Resources Corp.
JR Resources Corp. is a Nevada corporation that was formed in 2020. JR is privately held and is focused on investing in mineral resource development opportunities and providing support to management teams as they move projects forward.
JR’s principal executive office is located at 1588 — 609 Granville Street, Vancouver, BC, Canada, V7Y 1G5, and its telephone number is: (605) 906-8363.
Prior to completion of the transactions, JR will change its name to Dakota Gold Corp.
The parties contemplate that, effective at, or around the time of, the completion of the transactions, Dakota Gold’s common stock will be traded on the NYSE American under the symbol “DGC” through the “uplisting” of Dakota’s common stock, which currently trades on the OTCQB under the symbol “DTRC.” Although Dakota has applied for listing of Dakota Gold’s common stock on the NYSE American, no assurance can be given that Dakota’s listing application will be approved.
For additional information about JR, see the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operation of JR” beginning on page 74, and the historical financial statements of JR and the related notes thereto beginning on page F-1.
DGC Merger Sub I Corp.
DGC Merger Sub I Corp. is a Nevada corporation and a direct, wholly owned subsidiary of JR. Merger Sub 1 was formed solely for the purpose of consummating the merger of Merger Sub 1 with and into Dakota, as provided for in the merger agreement. Merger Sub 1 has not carried on any activities to date, except for activities incidental to its formation and activities undertaken in connection with the transactions contemplated by the merger agreement.

Merger Sub 1’s office is located at 241 Ridge Street, Suite 210, Reno, Nevada 89501, and its telephone number is: (605) 906-8363.
DGC Merger Sub II LLC
DGC Merger Sub II LLC is a Nevada limited liability company and a direct, wholly owned subsidiary of JR. Merger Sub 2 was formed solely for the purpose of consummating the merger of Dakota with and into Merger Sub 2, as provided for in the merger agreement. Merger Sub 2 has not carried on any activities to date, except for activities incidental to its formation and activities undertaken in connection with the transactions contemplated by the merger agreement.
Merger Sub 2’s office is located at 241 Ridge Street, Suite 210, Reno, Nevada 89501, and its telephone number is: (605) 906-8363.

THE DAKOTA SPECIAL MEETING
Date, Time and Place of the Special Meeting
The special meeting is scheduled to be held at 106 Glendale Drive, Suite A, Lead, South Dakota 57754, on [•], 2021 at [•], local time.
Purpose of the Special Meeting
At the special meeting, holders of Dakota common stock will be asked to:
1.
Consider and vote on a proposal to adopt and approve the merger agreement and the transactions contemplated thereby (including the First Merger), which we refer to as the “Dakota Merger Proposal”.

2.
Consider and vote on a proposal to approve the 2021 Stock Incentive Plan, which we refer to as the “2021 Stock Incentive Plan Proposal”.

3.
Consider and vote to elect seven directors to serve for a term that expires on the date of the next Annual Meeting of Stockholders of Dakota Gold, which we refer to as the “Director Proposal”.

4.
Consider and vote to ratify the appointment of Ham, Langston & Breizina, L.L.P. as our and JR’s independent registered accounting firm for fiscal year 2022, which we refer to as the “Accounting Ratification Proposal”.

5.
Consider and vote on a proposal to adjourn the Dakota special meeting, if necessary or appropriate, to solicit additional proxies if, immediately prior to such adjournment, sufficient votes to approve the Dakota Merger Proposal have not been obtained by Dakota, which proposal is referred to as the “Dakota Adjournment Proposal”.

Record Date; Outstanding Shares Entitled to Vote
The Dakota board has fixed     , 2021, as the record date for the Dakota special meeting. If you were a holder of shares of Dakota common stock at the close of business on the record date, you are entitled to vote your shares at the Dakota special meeting.
As of the record date, there were      shares of Dakota’s common stock outstanding and entitled to vote at the Dakota special meeting.
Quorum
The presence, either in person or by proxy, of the holders of record of a majority of the shares of stock issued and outstanding and entitled to vote will constitute a quorum at the Dakota special meeting. Once a quorum is present at the Dakota special meeting, it will not broken by the subsequent withdrawal of any stockholders. The stockholders present may adjourn the meeting despite the absence of a quorum. At the meeting to which such adjourned meeting is reconvened, any business may be transacted which might have been transacted at the meeting as first convened had there been a quorum. Broker non-votes will not be used to determine whether a quorum is present at the Dakota special meeting.
Vote Required
The Dakota Merger Proposal requires for its approval the affirmative vote of the holders of a majority of the outstanding shares of Dakota common stock, held by stockholders other than JR; Jonathan Adwe, director, officer and stockholder of JR; Robert Quartermain, a significant stockholder of JR; Mac Jackson, director of JR; and William Gehlen, director of JR. The foregoing approval standard is referred to herein as approval by the “majority of the minority.”
The Director Proposal requires for its approval the affirmative vote for each nominee of a plurality of holders of the shares of Dakota common stock represented at the Dakota special meeting, in person or by proxy.

The 2021 Stock Incentive Plan Proposal requires for its approval the affirmative vote of the holders of a majority of the shares of Dakota common stock represented at the Dakota special meeting, in person or by proxy.
The Accounting Ratification Proposal requires for its approval the affirmative vote of the holders of a majority of the shares of Dakota common stock represented at the Dakota special meeting, in person or by proxy.
If you mark “abstain” or register your attendance at the special meeting and fail to vote with respect to any of the proposals, it will have the effect of a vote “AGAINST” the Dakota Merger Proposal and the Dakota Adjournment Proposal, but will have no effect with respect to the 2021 Stock Incentive Plan Proposal, the Director Proposal and the Accounting Ratification Proposal.
If you fail to return a proxy card, it will have the effect of a vote “AGAINST” the Dakota Merger Proposal but will have no effect with respect to the 2021 Stock Incentive Plan Proposal, the Director Proposal, the Accounting Ratification Proposal and the Dakota Adjournment Proposal, assuming a quorum is present at the Dakota special meeting.
Broker non-votes will have the effect of a vote “AGAINST” the Dakota Merger Proposal. Broker non-votes will have no effect on the 2021 Stock Incentive Plan Proposal, the Director Proposal, the Accounting Ratification Proposal and the Dakota Adjournment Proposal, assuming a quorum is present at the Dakota special meeting. Broker non-votes will not be used to determine whether a quorum is present at the Dakota special meeting.
If the Dakota Merger Proposal is not approved by holders of the requisite number of shares of Dakota common stock, then the transactions will not occur. Approval of the 2021 Stock Incentive Plan Proposal, the Director Proposal, the Accounting Ratification Proposal and the Dakota Adjournment Proposal are not required to consummate the transactions.
Recommendation of Dakota’s Board
The Dakota board recommends that:
•
the holders of Dakota’s common stock vote “FOR” the Dakota Merger Proposal;

•
the holders of Dakota’s common stock vote “FOR” the 2021 Stock Incentive Plan Proposal;

•
the holders of Dakota’s common stock vote “FOR” the Director Proposal; and

•
the holders of Dakota’s common stock vote “FOR” the Accounting Ratification Proposal.

Additional information on the recommendation of the Dakota board is set forth in “The Transactions — Dakota’s Reasons for the Transactions and Recommendation of Dakota’s Board” beginning on page 45.
Dakota’s stockholders should carefully read this proxy statement/prospectus in its entirety for additional information concerning the merger agreement and the transactions. In addition, Dakota’s stockholders are directed to the merger agreement, which is attached as Annex A to this proxy statement/prospectus.
Voting by Dakota’s Directors and Executive Officers
As of October 20, 2021, the directors and executive officers of Dakota beneficially owned, in the aggregate, 41,958,377 shares (or approximately 59.24%) of the outstanding Dakota common stock. The directors and executive officers of Dakota have informed Dakota that they currently intend to vote all of their shares of Dakota common stock in favor of adopting the Dakota Merger Proposal, the 2021 Stock Incentive Plan Proposal, the Director Proposal, the Accounting Ratification Proposal and the Dakota Adjournment Proposal.
How to Vote
After reading and carefully considering the information contained in this proxy statement/prospectus, please submit your proxy or voting instructions promptly. In order to ensure your vote is recorded, please submit your proxy or voting instructions as set forth below as soon as possible even if you plan to attend the Dakota special meeting.
By Internet.    Use the Internet through the website of Odyssey Trust Company at https://login.odysseytrust.com/pxlogin. Holders of record of shares of Dakota common stock who choose this option must follow the instructions that appear on the screen and refer to the enclosed proxy form for the holder’s account number and the proxy access number. The availability of Internet voting instructions for beneficial owners holding shares of Dakota common stock in street name will depend on the voting process of your broker, bank or other nominee. Please follow the voting instructions in the materials you receive from your broker, bank or other nominee.
By Mail.    Complete, date and sign the form of proxy and returning it to Dakota’s transfer agent, Odyssey Trust Company, by mail or hand delivery at Odyssey Trust Company, 350 – 409 Granville St, Vancouver, BC, V6C 1T2, Canada; by fax to 1-800-517-4553; or by email to proxy@odysseytrust.com.
The Internet voting facilities will close at 11:59 P.M., Eastern Time, on     , 2021. Dakota stockholders who submit a proxy through the Internet should be aware that they may incur costs to access the Internet, such as usage charges from Internet service providers and that these costs must be borne by the stockholder. Dakota stockholders who submit a proxy by Internet need not return a proxy card or the form forwarded by your broker, bank, trust or other holder of record by mail.
Attending the Special Meeting
All Dakota stockholders as of the record date may attend the special meeting. If you are a beneficial owner of shares of Dakota common stock held in street name, you must provide evidence of your ownership of such shares, which you can obtain from your broker, banker or nominee in order to attend the special meeting.
Voting of Proxies
If you submit a proxy or voting instructions by Internet, by telephone or by completing, signing, dating and mailing your proxy card or voting instruction card, your shares will be voted in accordance with your instructions. If you are a stockholder of record and you sign, date, and return your proxy card but do not indicate how you want to vote with respect to a proposal and do not indicate that you wish to abstain with respect to that proposal, your shares will be voted in favor of that proposal.
Voting of Dakota Shares Held in Street Name
If a bank, broker or other nominee holds your shares of Dakota’s common stock for your benefit but not in your own name, such shares are in “street name.” In that case, your bank, broker or other nominee will send you a voting instruction form to use for your shares. The availability of telephone and Internet voting instruction depends on the voting procedures of your bank, broker or other nominee. Please follow the instructions on the voting instruction form they send you. If your shares are held in the name of your bank, broker or other nominee and you wish to vote in person at the special meeting, you must contact your bank, broker or other nominee and request a document called a “legal proxy.” You must bring this legal proxy to the special meeting in order to vote in person. Your bank, broker or other nominee will not vote your shares unless you provide instructions on how to vote.
Revoking Your Proxy
If you are a stockholder of record, you can revoke your proxy at any time before your proxy is voted at the special meeting. You can do this in one of three ways:
•
you can send a signed notice of revocation to Dakota’s transfer agent, Odyssey Trust Company, by mail or hand delivery at Odyssey Trust Company, 350 – 409 Granville St, Vancouver, BC, V6C 1T2, Canada; by fax to 1-800-517-4553; or by email to proxy@odysseytrust.com;

•
you can submit a revised proxy bearing a later date by mail;

•
you can submit a revised proxy by Internet as described above; or

•
you can attend the special meeting and vote in person, which will automatically cancel any proxy previously given, though your attendance alone will not revoke any proxy that you have previously given.

If you choose either of the first two methods, you must submit your notice of revocation or your new proxy no later than the beginning of the special meeting.
If you are a beneficial owner of shares of Dakota’s common stock held in street name, you may submit new voting instructions by contacting your broker, bank or other nominee. You may also vote in person at the special meeting if you obtain a legal proxy from your broker, bank or other nominee and present it to the inspectors of election with your ballot when you vote at the special meeting.
Proxy Solicitations
Dakota is soliciting proxies for the special meeting from Dakota stockholders. Dakota will bear the cost of soliciting proxies from Dakota stockholders, including the expenses incurred in connection with the printing and mailing of this proxy statement/prospectus. In addition to this mailing, Dakota’s directors, officers and employees (who will not receive any additional compensation for such services) may solicit proxies by telephone or in-person meeting.
Dakota has also engaged the services of its transfer agent, Odyssey Trust Company, to assist with preparation of the proxies and a third-party printer to distribute the proxies.
Dakota will reimburse brokerage houses and other custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses for forwarding proxy and solicitation materials to the beneficial owners of Dakota common stock.
Other Business
The Dakota board is not aware of any other business to be acted upon at the Dakota special meeting.
Adjournments
Any adjournment of the Dakota special meeting may be made from time to time by less than a quorum until a quorum shall attend the special meeting. Dakota is not required to notify stockholders of any adjournment if the new date, time and place is announced at the Dakota special meeting before adjournment.

PROPOSALS SUBMITTED TO DAKOTA STOCKHOLDERS
Proposal 1: Dakota Merger Proposal
Dakota is asking its stockholders to adopt the merger agreement and vote to approve the First Merger, which proposal is referred to as the “Dakota Merger Proposal”. For a summary of and detailed information regarding this proposal, see the information about the merger agreement and the merger throughout this proxy statement/prospectus, including the information set forth in the section titled “The Agreement and Plan of Merger.” A copy of the merger agreement is attached to this proxy statement/prospectus as Annex A. You are urged to read the merger agreement carefully and in its entirety.
Approval of the Dakota Merger Proposal is a condition to the completion of the transactions. If the Dakota Merger Proposal is not approved, the transactions will not occur.
Vote Required for Approval
Approval of the Dakota Merger Proposal requires the affirmative vote of the holders of a majority of the outstanding shares of Dakota common stock, held by stockholders other than JR; Jonathan Adwe, director, officer and stockholder of JR; Robert Quartermain, a significant stockholder of JR; Mac Jackson, director of JR; and William Gehlen, director of JR. The foregoing approval standard is referred to herein as approval by the “majority of the minority.”
Recommendation of the Dakota Board
THE DAKOTA BOARD RECOMMENDS A VOTE “FOR”
THE APPROVAL OF THE DAKOTA MERGER PROPOSAL.
Proposal 2: Dakota Territory Resource Corp. 2021 Stock Incentive Plan Proposal
Dakota is requesting that holders of the outstanding shares of Dakota’s common stock consider and vote on a proposal to approve the 2021 Stock Incentive Plan, which proposal is referred to as the “2021 Stock Incentive Plan Proposal”. The Dakota board previously approved the 2021 Stock Incentive Plan on March 11, 2021. A copy of the 2021 Stock Incentive Plan is attached to this proxy statement/prospectus as Annex C. The 2021 Stock Incentive Plan provides that 6,250,000 shares of Dakota common stock is available for issuance to foster and promote the long-term financial success of Dakota and materially increase stockholder value by (a) motivating superior performance by means of performance-related incentives, (b) encouraging and providing for the acquisition of an ownership interest in Dakota by employees, non-employee directors and third party service providers, and (c) enabling Dakota to attract and retain qualified and competent persons to serve as members of an outstanding management team and Dakota board upon whose judgment, interest, and performance are required for the successful and sustained operations of Dakota. Dakota has approximately 20 employees, directors and third-party service providers and anticipates continued growth through 2021 and in the future. Equity awards are used as compensation vehicles by most, if not all, of the companies with which we compete for talent, and we believe that providing equity awards is critical to attract and retain key contributors. Accordingly, Dakota’s board has approved the 2021 Stock Incentive Plan to ensure a sufficient number of shares will be available for recruiting and retention purposes. Should approval of this Proposal 2 not be obtained, the 2021 Stock Incentive Plan will not be adopted. Following the completion of the transactions it is contemplated that the Dakota Gold board will approve a new, substantially similar equity compensation plan and will seek Dakota Gold stockholder approval at its next annual stockholder meeting.
Approval of the 2021 Stock Incentive Plan Proposal is not a condition to the completion of the transactions.
Vote Required for Approval
Approval of the 2021 Stock Incentive Plan Proposal requires the affirmative vote of the holders of a majority of the outstanding Dakota common stock present in person or represented by proxy and entitled to vote.

Recommendation of the Dakota Board
THE DAKOTA BOARD RECOMMENDS A VOTE “FOR”
THE APPROVAL OF THE DAKOTA TERRITORY RESOURCE CORP. 2021 STOCK INCENTIVE
PLAN PROPOSAL.
Proposal 3: Director Proposal
Dakota is requesting that holders of the outstanding shares of Dakota’s common stock consider and vote on a proposal to approve the Director Proposal, which proposal is referred to as the “Director Proposal”. The Director Proposal provides for the election of seven directors to serve for a term that expires on the date of the next Annual Meeting of Stockholders of Dakota Gold.
Approval of the Director Proposal is not a condition to the completion of the transactions.
Dakota’s board nominated each of Jonathan Awde, Gerald Aberle, Stephen T. O’Rourke, Robert Quartermain, Jennifer Grafton, Amy Koenig and Alex G. Morrison for election at the Annual Meeting as a director to hold office until the 2022 Annual Meeting of Stockholders of Dakota Gold and until his or her successor is duly elected and qualified or until his or her earlier death, resignation or removal. The nominees have consented to serve a term as directors. Should any of the nominees become unable to serve for any reason prior to the Annual Meeting, Dakota’s board may designate a substitute nominee, in which event the holders of the outstanding shares of Dakota’s common stock will vote for the election of such substitute nominee, or may reduce the number of directors on the board of Dakota Gold.
Below is a biography of each of the directors standing for election at the Annual Meeting:
Name	Age	Position
Jonathan T. Awde	43	Director
Gerald M. Aberle	62	Director
Stephen T. O’Rourke	66	Director
Robert Quartermain	66	Director
Jennifer Grafton	45	Director
Amy Koenig	48	Director
Alex G. Morrison	58	Director
Jonathan Awde
Mr. Awde has been Chief Executive Officer and a director of Dakota since March 2021. Mr. Awde has served as a Director, President and Chief Executive Officer of JR since November 15, 2017. Mr. Awde is a co-founder and director of Gold Standard Ventures Corp. As Chief Executive Officer and President of Gold Standard Ventures Corp., from July 2010 through December 2020, Mr. Awde oversaw all corporate development, asset acquisition, joint ventures, capital raising and the procurement of capital for the development of Gold Standard Ventures Corp.’s assets. Mr. Awde spent the last 15 years raising financing for various junior resource companies, focusing on institutional accounts, high net worth and family offices, and he has raised over $600 million for public and private companies in the natural resources sector during this period. We believe that Mr. Awde’s extensive finance experience in the natural resources industry and as a chief executive officer qualifies him to serve as a director of Dakota Gold.
In September 2014, Mr. Awde was fined a total of $46,000 by the Quebec court for 11 counts of failing to file insider reports within the prescribed time period required under applicable securities legislation in respect of certain trades in securities of Northern Star Mining Corp. during the period from November 2008 to April 2010. The fine has been paid in full.
Gerald Aberle
Mr. Aberle graduated in 1980 from South Dakota School of Mines and Technology with a bachelor of science degree in mining engineering. Mr. Aberle has over 40 years of experience in the minerals industry, including 22 years with Homestake Mining Company at the Homestake gold mine in Lead, S.D. Mr. Aberle’s mining background includes extensive engineering, operations management and project management experience. Mr. Aberle has consulted in the mining, underground construction and minerals exploration business for clients including Homestake Mining Co., Barrick Gold Corp., the State of South Dakota and the University of Washington in connection with the planning and development of the National Science Foundation’s national deep underground science and engineering laboratory. Mr. Aberle has held numerous corporate management positions for public companies operating in the junior exploration business and has more than 24 years of private business experience in the United States, primarily in the land development and construction industries. From 2012 to July 2018, Mr. Aberle has served as the Chief Operating Officer of Dakota. Mr. Aberle served as Chief Executive Officer of Dakota from July 2018 to March 2021. Mr. Aberle has served as Chief Operating Officer of Dakota since March 2021. We believe that Mr. Aberle’s extensive experience as an executive officer in the mining industry provides him with the necessary qualifications to serve as a director of Dakota Gold.
Stephen T. O’Rourke
Mr. O’Rourke served as President of Global Petroleum Exploration for BHP Billiton (NYSE:BHP) and was a member of the senior management team of the corporation. Other key roles at BHPB included vice President of Development Planning and Vice President of Appraisal and Petroleum Engineering. Prior to joining BHPB he held various senior technical and management roles for Shell Oil Company. Mr. O’Rourke has served as a founding partner of Strategic Management Partners LLC, a consulting firm based in Rapid City, SD specializing in energy, minerals & business development, since 2012. He has served as managing director for Heat Mining LLC, a geothermal technology development company, since 2011. He is currently a non-executive board member of RESPEC, an engineering consulting firm also based in Rapid City, SD and a non-executive director for TerraCOH, Inc., a CO2 geothermal energy company based in Minneapolis, MN. Mr. O’Rourke serves as a member of the South Dakota School of Mines & Technology (SDSM&T) Geological Engineering advisory board as well as board member of the university’s Center for Alumni Relations & Advancement. Mr. O’Rourke holds a BSc in Geological Engineering and an Honorary Doctorate of Public Service from SDSM&T and is a graduate of the Wharton School of Business Advanced Management Program. We believe that Mr. O’Rourke’s experience as an executive officer in a NYSE-listed public company, as well as his extensive exploration and project development industry experience, provides him with the necessary qualifications to serve as a director of Dakota Gold.
Robert Quartermain
Dr. Quartermain, P Geo, DSc has been a director of Dakota since March 2021. Dr. Quartermain has 45 years experience in the resource industry. Dr. Quartermain is a precious metals entrepreneur and was most recently Executive Chairman of Pretium Resources Inc. which he founded in October 2010. Dr. Quartermain retired from Pretium on December 31, 2019. Prior to Pretium, Dr. Quartermain was the President and Chief Executive Officer of Silver Standard Resources Inc. (now SSR Mining Inc.) for 25 years starting in 1985. In addition to his focus on gold development opportunities, Dr. Quartermain has a number of wildlife and social justice philanthropic interests. We believe that Dr. Quartermain’s extensive experience in the resource industry and as a chief executive officer qualifies him to serve as a director of Dakota Gold.
Amy Koenig
Ms. Koenig currently serves as Vice President — Governance, Corporate Secretary and Deputy General Counsel for Black Hills Corporation (NYSE: BKH), an electric and gas utility company headquartered in Rapid City, South Dakota. Prior to joining Black Hills Corporation in 2013, Ms. Koenig spent ten years in private practice as a litigator with Gunderson, Palmer, Nelson & Ashmore, LLP. Before beginning her legal career, Ms. Koenig held various engineering roles of increasing responsibility in both the chemical and computer industries. Ms. Koenig also serves on the Board of Directors of the SD Mines Center for Alumni Relations and Advancement and on the Board of Directors of the Children's Home Society of South Dakota. We believe that Ms. Koenig’s extensive corporate and legal experience qualifies her to serve as a director of Dakota Gold.

Jennifer Grafton
Ms. Grafton has served as Senior Vice President and Associate General Counsel of E2open Parent Holdings Inc. (NYSE: ETWO), a cloud-based, end-to-end supply chain management software company, since January 2021. Ms. Grafton was self-employed as a consultant from July 2019 to January 2021. Previous to E2open, Ms. Grafton worked at Westmoreland Coal Company (NASDAQ: WLB) from December 2008 to July 2019, most recently serving as Chief Legal Officer, Chief Administrative Officer and Secretary. Prior to Westmoreland, Ms. Grafton worked in the corporate group of various Denver-based and national law firms focusing her practice on securities and corporate governance. We believe that Ms. Grafton’s extensive corporate and legal experience qualifies her to serve as a director of Dakota Gold.
Alex G. Morrison
Mr. Morrison is a mining executive and chartered professional accountant with over 25 years of experience in the mining industry. Mr. Morrison has held board and senior executive positions with a number of mining companies, most recently serving as a director of Energy Fuels Corporation since August 2019, Gold Standard Ventures since September 2017, Gold Resource Corporation since March 2016, Taseko Mines Limited from 2011 to July 2020, Detour Gold Corporation from 2010 until December 2018. Mr. Morrison served as Vice President and Chief Financial Officer of Franco-Nevada Corporation from 2007 to 2010. From 2002 to 2007, Mr. Morrison held increasingly senior positions at Newmont Mining Corporation, including Vice President, Operations Services and Vice President, Information Technology. Prior to that, Mr. Morrison was Vice President and Chief Financial Officer of NovaGold Resources Inc., Vice President and Controller of Homestake Mining Company and held senior financial positions at Phelps Dodge Corporation and Stillwater Mining Company. Mr. Morrison began his career with PricewaterhouseCoopers LLP after obtaining his Bachelor of Arts in Business Administration from Trinity Western University. We believe that Mr. Morrison’s experience and skills developed as an executive officer and director for several publicly traded mining companies provide him with the appropriate background in matters related to finance and accounting, mining operations and risk assessment and make him well-qualified to serve as a director of Dakota Gold.
Vote Required for Approval
Approval of the Director Proposal requires the affirmative vote of a plurality of holders of the shares of Dakota common stock represented at the Dakota special meeting, in person or by proxy and entitled to vote.
Recommendation of the Dakota Board
THE DAKOTA BOARD RECOMMENDS A VOTE “FOR”
THE APPROVAL OF THE DIRECTOR PROPOSAL.
Proposal 4: Accounting Ratification Proposal
Dakota is requesting that holders of the outstanding shares of Dakota’s common stock consider and vote to ratify the appointment of Ham, Langston & Breizina, L.L.P. as Dakota’s and JR’s independent registered accounting firm for fiscal year 2022, which proposal is referred to as the “Accounting Ratification Proposal”.
Ham, Langston & Breizina, L.L.P. has served as Dakota’s independent registered public accounting firm since 2020. Dakota believes that the continued retention of Ham, Langston & Breizina, L.L.P. as its and JR’s independent auditors is in the best interests of Dakota and JR. Dakota’s board carefully considered the selection of Ham, Langston & Breizina, L.L.P. as Dakota’s independent auditors. In connection with this selection, Dakota’s board considered whether there should be a rotation of the independent audit firm. Dakota’s board periodically considers whether the independent audit firm should be rotated. In addition to evaluating rotation of the independent auditors, Dakota’s board oversees the selection of the new lead audit partner and the chair participates directly in the selection of the new lead audit partner.

If the holders of the outstanding shares of Dakota’s common stock do not ratify the selection, Dakota will reconsider its selection. Even if the selection is ratified, the board of directors, in its discretion, may appoint a different independent registered public accounting firm at any time during the year if the board of directors determines that such a change would be in the best interests of Dakota Gold and its stockholders.
Approval of the Accounting Ratification Proposal is not a condition to the completion of the transactions.
Vote Required for Approval
Approval of the Accounting Ratification Proposal requires the affirmative vote of the holders of a majority of the outstanding Dakota common stock present in person or represented by proxy and entitled to vote.
Recommendation of the Dakota Board
THE DAKOTA BOARD RECOMMENDS A VOTE “FOR”
THE APPROVAL OF THE ACCOUNTING RATIFICATION PROPOSAL.
Proposal 5: Adjournment Proposal
Dakota is requesting that holders of the outstanding shares of Dakota’s common stock consider and vote on a proposal to adjourn the Dakota special meeting, if necessary or appropriate, to solicit additional proxies if, immediately prior to such adjournment, sufficient votes to approve the share issuance and the merger agreement have not been obtained by Dakota, which proposal is referred to as the “Dakota Adjournment Proposal.”
Approval of the Dakota Adjournment Proposal is not a condition to the completion of the transactions.
Vote Required for Approval
Approval of the Dakota Adjournment Proposal requires the affirmative vote of a majority of the shares of Dakota common stock represented at the Dakota special meeting, in person or by proxy, and entitled to vote on the matter.
Recommendation of the Dakota Board
THE DAKOTA BOARD RECOMMENDS A VOTE “FOR”
THE APPROVAL OF THE DAKOTA ADJOURNMENT PROPOSAL.

THE TRANSACTIONS
The following is a description of certain material aspects of the transactions. This description may not contain all of the information that may be important to you. The discussion of the transactions in this proxy statement/prospectus is qualified in its entirety by reference to the merger agreement, which is attached as Annex A to this proxy statement/prospectus, Dakota Gold’s Articles of Incorporation and Bylaws that will be in effect as of the completion of the transactions, each of which is filed as an exhibit to the registration statement to which this proxy statement/prospectus relates, and the Support Agreements, the form of which is filed as Annex B to this proxy statement/prospectus. We encourage you to read carefully this entire proxy statement/prospectus, including the Annexes, and the exhibits to the registration statement to which this proxy statement/prospectus relates, for a more complete understanding of the transactions. For more information, please see the public filings Dakota makes with the SEC, as described in “Where You Can Find More Information” beginning on page 106.
General Description of the Transactions
On September 10, 2021, Dakota, JR, Merger Sub 1 and Merger Sub 2 entered into the merger agreement. The merger agreement provides for a business combination of Dakota and JR by means of a two-step merger process. As a result of the First Merger and the Second Merger, Dakota’s and JR’s respective businesses will be wholly owned by JR.
In the First Merger, Merger Sub 1 will merge with and into Dakota, with Dakota being the surviving corporation. In the Second Merger, Dakota will merge with and into Merger Sub 2, with Merger Sub 2 being the surviving corporation. The Second Merger will occur as soon as practicable following the First Merger.
Prior to completion of the transactions, JR will change its name to “Dakota Gold Corp.”
Merger Consideration
In the First Merger, each share of Dakota common stock held by stockholders other than JR will be cancelled and converted into the right to receive one share of Dakota Gold common stock. In addition, (i) each outstanding option to purchase Dakota common stock, whether vested or unvested, will be assumed and converted into an option with respect to a number of shares of Dakota Gold common stock and (ii) any outstanding awards of restricted stock units with respect to shares of Dakota common stock will be assumed and converted into the right to receive an award of restricted stock units representing a right to receive a number of shares of Dakota Gold common stock.
The parties contemplate that, effective at, or around the completion of, the transactions, Dakota Gold’s common stock will be traded on the NYSE American under the symbol “DGC,” assuming the successful “uplisting” of Dakota’s common stock from the OTCQB to the NYSE American.
We expect that the former Dakota stockholders will hold approximately 49%, and existing JR stockholders will hold approximately 51%, of the outstanding shares of Dakota Gold common stock, immediately following the completion of the transactions.
Background of the Transactions
The terms of the merger agreement are the result of negotiations between representatives of JR and Dakota. The following is a brief description of the background of these negotiations and the resulting merger agreement. The numbers presented in this section are historical and do not take into account the reverse stock split of Dakota’s common stock, which was effective May 25, 2021, as is presented in the remainder of this proxy statement/prospectus.
JR was founded as a private company to invest in mineral resource development opportunities.
In early 2018, Jonathan Awde (“Awde”), the President of JR, became aware of opportunities to acquire and consolidate certain assets and related infrastructure in the Homestake District of South Dakota. These

included certain properties and mining rights that were formerly held by Barrick Gold Corporation and its subsidiaries (collectively, “Barrick”) and lands and rights in proximity to the Homestake Mine, some of which were owned by Dakota.
Over the next year and a half, Awde and a senior team monitored Dakota’s activities and expanding property position, which had grown to 100% ownership in three mineral properties in the district comprising approximately 404 unpatented mining claims and a combination of surface leases and mineral ownership covering approximately 6,110 acres.
Awde eventually contacted Gerald Aberle (“Aberle”), the then-CEO of Dakota, in May 2019, in order to discuss a potential transaction between JR and Dakota.
After numerous discussions between Awde and Aberle, on November 4, 2019, JR and Dakota entered into a confidentiality and non-disclosure agreement (the “CA”) with a term of two years, pursuant to which Dakota agreed to provide JR with confidential and proprietary information in connection with its due diligence investigations, including, among other items, business, economic, geological, financial and accounting information.
After further discussions between Awde and Aberle and the respective senior management teams of JR and Dakota, on February 5, 2020, JR and Dakota entered into an exclusivity agreement (the “Exclusivity Agreement”), pursuant to which Dakota agreed to work exclusively with JR in an effort to negotiate definitive documentation in respect of a transaction, with such exclusivity obligations lasting until April 5, 2020. In consideration of Dakota’s exclusivity obligations, JR advanced a $300,000 convertible loan to Dakota (the “Note”) to be used for working capital purposes.
In early April of 2020, JR retained Stikeman Elliott LLP (“Stikeman”), as Canadian counsel, and Dorsey & Whitney LLP (“Dorsey”), as U.S. counsel, to assist in negotiating the structure and terms of a share subscription agreement with Dakota and potential merger transaction. On April 1, 2020, Awde introduced Stikeman and Dorsey by email to Brewer & Pritchard, P.C. (“BP”), counsel to Dakota, in order to facilitate negotiations between JR and Dakota concerning the structure and terms of a potential transaction.
As a result of these discussions, Awde and Aberle negotiated the price per Dakota share of JR’s share subscription in Dakota. Awde and Aberle concluded that, in principle, a price of $0.15 per Dakota share would be a fair price. The price was considered fair taking into consideration the price of a Dakota share in 2019 and early 2020, the then current price per Dakota share, the premium associated with a controlling stake and the availability of other material financing to Dakota.
On April 15, 2020, Awde advised Dakota, Stikeman, Dorsey and BP that an agreement between JR and Dakota had been achieved in principle, and requested a further phone call among these parties to discuss the proposed agreement, which occurred on April 17, 2020. On this call, the parties discussed various matters related to the structure and documentation of the transaction.
On April 22, 2020, Awde and Aberle further discussed more specific terms and prepared a document outlining these terms.
On April 22, 2020, the board of directors of Dakota (the “Dakota board”) formed a special committee comprised of Stephen O’Rourke (the “Special Committee”) to evaluate the fairness of a transaction with JR.
On April 23, 2020, Stikeman circulated to JR, Dakota, Dorsey and BP a draft working paper with respect to the structure and specific steps of a proposed transaction, which included a proposed timeline to completion. Among these steps were an extension of the Exclusivity Agreement, the extension of a further loan by JR to Dakota, and an agreement between JR and Dakota pursuant to which, in consideration for the further loan, JR would obtain the right to acquire a controlling position in Dakota in one or more closings, and the payment of a cash dividend to Dakota stockholders, excluding JR. On April 27, 2020, the parties and their advisors held a further call with respect to these matters.
On April 23, 2020, the Special Committee engaged Herrera Partners, an investment bank and financial consultant, to conduct a fairness analysis of a transaction with JR.

On May 1, 2020, BP provided to Stikeman Elliott initial drafts of an amended and restated CA and Note. After further exchanges between JR, Dakota and their respective advisors, on May 4, 2020, JR and Dakota entered into an agreement which supplemented the CA and the Note, providing among other things that (i) the period of exclusivity would be extended through May 18, 2020, and (ii) certain loan proceeds from the Note could be deployed by Dakota for working capital purposes.
On May 20, 2020, Herrera Partners delivered a presentation on the fairness of the proposed transaction with JR to the Special Committee and then to the Dakota board. Herrera Partners advised both the Special Committee and Dakota board that the proposed transaction was fair. The Special Committee and the Dakota board asked questions of Herrera Partners. The Special Committee and the Dakota board were satisfied with Herrera Partners’ fairness analysis and opinions and resolved to accept Herrera Partners’ fairness analysis and opinion.
JR, then incorporated under the laws of British Columbia, continued to Nevada (the “Continuance”), effective May 26, 2020.
Upon completion of the Continuance, JR and Dakota entered into a definitive agreement (as amended, the “JR-Dakota Agreement”), whereby JR agreed to loan Dakota an additional $1,150,000 and Dakota granted JR the right to purchase up to 142,566,667 shares of Dakota common stock (“Dakota Shares”), constituting ownership of approximately 64.24% on a fully diluted basis, at a price of $0.15 per Dakota Share in one or more closings on or prior to October 15, 2020 (the “Termination Date”). In its Current Report on Form 8-K filing dated May 26, 2020, Dakota stated that it intended to use the proceeds from this loan to acquire up to $350,000 of mineral interests or properties, up to $500,000 to conduct an airborne geophysical survey, and the balance for general corporate and working capital purposes.
Upon execution of the JR-Dakota Agreement, JR and Dakota entered into an amended and restated Note to document the loans advanced by JR to Dakota to that date, in the amount of $1,450,000 (the “A&R Note”), of which $300,000 was advanced in February 2020 and $1,150,000 was advanced concurrently upon execution of the JR-Dakota Agreement.
Pursuant to the terms of the JR-Dakota Agreement, upon closing of a change of control transaction with Dakota as a result of the purchase of Dakota Shares pursuant to the JR-Dakota Agreement (“Change of Control Closing”), JR was required to exercise, and would in fact be deemed to have exercised, its right to convert the principal of and accrued interest on the A&R Note into Dakota Shares at the rate of $0.15 per Dakota Share (and the Dakota Shares issued upon conversion of the A&R Note would be deemed part of the purchase of Dakota Shares, reducing the amount of Dakota Shares to be purchased for cash). On the maturity date, the principal amount of the A&R Note, together with any accrued but unpaid interest, would be due and payable in cash, provided that, if and to the extent Dakota did not pay this note in cash on the maturity date, then JR would be required to exercise, and would in fact be deemed to have exercised, its right to convert such unpaid portion of the A&R Note into Dakota Shares.
The JR-Dakota Agreement also provided, among other things, that:
•
prior to the Termination Date, JR would have the right to purchase the Dakota Shares (for a purchase price of up to $21,385,000, reduced by the amount of the A&R Note converted) in one or more closings;

•
in the event of a Change of Control Closing, the closing deliverables to be negotiated and mutually agreed upon would include the application of the use of proceeds, negotiation of employment agreements, agreement on equity grants pursuant to an equity compensation plan to be adopted, and amended bylaws to be adopted that would govern the appointment of JR director designees;

•
JR and Dakota would set up a technical committee to identify and pursue attractive acquisition opportunities, plan and conduct field programs, develop a framework and platform for Dakota’s database, conduct data research, compile and assemble data, organize work programs to evaluate potential mineral inventories and develop long term exploration and mining strategies including capital and operating budgets;

•
until the Termination Date, Dakota would conduct its business in the ordinary course consistent with past practice;

•
if and upon a Change of Control Closing, the Dakota board would consist of JR designees and certain then-current Dakota directors, as Dakota designees, it being understood that the number of directors would not exceed five, and that the number of JR designees at any given time would be one more than the number of Dakota designees, and that such rights would be incorporated in amended bylaws to be negotiated and mutually agreed upon; and

•
for an 18-month standstill period, JR agreed to certain corporate governance provisions.

In order to fund potential obligations under the JR-Dakota Agreement, JR sought to raise capital from existing and new investors. In June of 2020, JR conducted a private placement of subscription receipts (the “Subscription Receipts”) for aggregate proceeds of $10,604,719. The subscription agreements with investors in the private placement provided that the release of the subscription proceeds from escrow was to occur upon a Change of Control Closing pursuant to the JR-Dakota Agreement.
In July of 2020, JR and Dakota commenced joint discussions with Barrick, with the aim of negotiating and agreeing on an asset purchase agreement relating to all of the surface and mineral rights in respect of the “Maitland” property owned by Barrick and its subsidiaries and located near the city of Lead, South Dakota (the “Maitland Property” and such transaction, the “Barrick Transaction”).
On July 29, 2020, JR and Dakota provided Barrick a draft letter of intent with respect to a potential transaction pursuant to which (i) Dakota would acquire from Barrick the Maitland Property and (ii) Barrick would agree to grant Dakota the exclusive right to acquire its interest in the surface and mineral rights in other Homestake properties, including those subject a donation agreement to be agreed between the parties and the “Grizzly Gulch” property.
After further discussions among JR, Barrick, and Dakota, it was agreed that rather than executing a letter of intent, it would be most expeditious to negotiate and agree on definitive documentation with respect to the Barrick Transaction in the first instance. Accordingly, on September 8, 2020, JR and Dakota provided Barrick a draft asset purchase agreement. Over the following weeks, JR, Dakota and Barrick negotiated definitive documentation with respect to the Barrick Transaction.
Concurrently with discussions with Barrick, JR and Dakota discussed a potential amendment to the JR-Dakota Agreement in order to, among other things, extend the Termination Date, in light of, among other things, (i) delays in accomplishing certain mutual objectives, including those specified in the JR-Dakota Agreement, including as a result of the ongoing COVID-19 pandemic and related travel restrictions and (ii) the desire of JR and Dakota to achieve an agreement with Barrick before the occurrence of a Change of Control Closing, which would contribute to Dakota’s strategy for the structural corridor that extends from the Homestake Mine to Dakota’s Blind Gold Property at the northern end of the Homestake District.
After discussions among the parties, it was agreed that this amendment would take place concurrently with and in consideration of a first closing of JR’s subscription right, in an amount that would not constitute a Change of Control Closing. In addition, it was agreed not to increase the price per Dakota share, among other reasons due to (i) the length of time required to complete negotiations with Barrick in respect of the Barrick Transaction; (ii) the extension of the Termination Date was agreed to in consideration of a first closing, pursuant to which JR would exercise its subscription right to purchase roughly half of the Dakota Shares to which it was entitled and thereby provide Dakota with $10,935,000 in capital; and (ii) there was no other identified party interested in pursuing a transaction with Dakota, and none was likely to emerge.
On September 28, 2020, JR and Barrick held a call, on which representatives of Barrick, Parsons Behle & Latimer, counsel to Barrick (“Parsons”), JR and Stikeman were present, to discuss key points with respect to the proposed documentation with respect to the Barrick Transaction.
On October 1, 2020, Stikeman provided BP a draft amendment to the JR-Dakota Agreement.
On October 7, 2020, JR and Dakota held a call, on which representatives of Stikeman, Dorsey, and BP were present, to discuss the amendment to the JR-Dakota Agreement and documentation with respect to the Barrick Transaction. JR and Dakota held a further call with respect to such matters on October 13, 2020, on which representatives of Stikeman, Dorsey, BP, and Parsons were present.

On October 13, 2020, JR, Dakota, and Barrick held a call, on which representatives of Stikeman, Dorsey, BP and Parsons were present, to discuss further matters related to the Barrick transaction.
On October 15, 2020, JR and Dakota effected the first closing under the JR-Dakota Agreement, whereby JR purchased 69,666,667 Dakota Shares for aggregate consideration of $10,450,000, $9,000,000 in cash and $1,450,000 upon conversion of the principal amount of the A&R Note. In addition, on October 15, 2020, JR and Dakota executed an amendment to the JR-Dakota Agreement, whereby (i) it was agreed to extend the balance of the purchase right for 4 months (until February 15, 2021), which would allow JR the option to purchase up to an additional 72,900,000 Dakota Shares for up to an additional $10,935,000, (ii) certain defined terms were amended to give effect to the four month extension and (iii) Dakota created two director vacancies and agreed to allow for two JR nominees to be appointed, of which Alex Morrison was appointed as a director to fill one vacancy.
On October 16, 2020, the parties entered into definitive documentation with respect to the Barrick Transaction. Dakota agreed to pay consideration to Barrick comprised of $3.5 million cash and the issuance of 3,000,000 Dakota Shares. The documentation also provided that Barrick will retain a 2.5% net smelter returns royalty on the property. On October 23, 2020, Dakota announced the closing of the Barrick Transaction.
On November 13, 2020, using the funds from JR’s October 15, 2020 purchase of Dakota Shares, Dakota declared a special cash dividend of $0.055 per common share (on a pre 4:1 reverse share split basis), payable January 4, 2021 to holders of record of Dakota Shares on December 22, 2020 (excluding JR and Barrick). For further information on the cash dividend, please see the section titled “U.S. Federal Income Tax Consequences of the Mergers for Dakota Stockholders”, beginning on page 51.
In January of 2021, discussions commenced regarding a potential merger transaction upon occurrence of the Change of Control Closing. On January 28, 2021, JR and Dakota held a call, on which representatives of Stikeman, Dorsey, and BP were present. The parties discussed various securities and tax planning aspects of the merger. Discussions regarding the structure and terms of the merger would continue for the next several months.
On January 20, 2021, JR and Dakota executed a further promissory note of $300,000 (the “January Note”), convertible on the same terms as the A&R Note, for the purpose of funding the purchase by Dakota of office space located at 106 Glendale Drive, Suite A, Lead, SD 57754.
On February 15, 2021, Dakota announced a further amendment to the JR-Dakota Agreement, whereby it was agreed to extend the balance of the purchase right until March 17, 2021, which would allow JR the option to purchase up to an additional 72,900,000 Dakota Shares for up to an additional $10,935,000, in order to allow the parties to finalize certain details required to be finalized on the Change of Control Closing, such as employment agreements.
On March 12, 2021 JR and Dakota effected the second and final closing under the JR-Dakota Agreement (the “Final Closing”), pursuant to which JR purchased 72,900,000 Dakota Shares for aggregate consideration of $10,935,000, $10,635,000 in cash and $300,000 upon conversion of the principal amount of the January Note. Dakota’s Current Report on Form 8-K dated March 12, 2021 stated that Dakota would utilize the proceeds of the Final Closing to fund the execution of business and exploration strategies, for working capital and for other corporate purposes.
Concurrent with the Final Closing, Awde was appointed chief executive officer and Aberle resigned as chief executive officer and was appointed chief operating officer. As a result of the Change of Control Closing, the Board was composed, effective as of March 26, 2021, of Aberle, Stephen T. O’Rourke, Dr. Robert Quartermain, Awde and Alex Morrison (Messrs. Aberle and O’Rourke being Dakota designees and Messrs. Awde and Morrison and Dr. Quartermain being JR designees).
Following the Final Closing, discussions between JR and Dakota continued regarding a merger. A transaction structure was agreed to in principle and Dorsey began preparation of a merger agreement whereby:
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JR and Dakota would incorporate a new company (“NewCo”) that would acquire all of the outstanding securities of JR and of Dakota in exchange for securities of NewCo;

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Stockholders of JR would receive a number of NewCo shares of common stock equal to their percentage shareholding in JR multiplied by the 142,566,667 Dakota Territory shares that JR owns;

•
Stockholders of the Company other than JR would receive one share of common stock of NewCo for each share of common stock of Dakota;

•
each outstanding option to purchase Dakota common stock, whether vested or unvested, would be assumed and converted into an option with respect to a number of shares of NewCo common stock in the manner set forth in the merger agreement;

•
each outstanding warrant to purchase JR common stock, whether or not exercisable, wwould be assumed and converted into a warrant with respect to a number of shares of NewCo common stock in the manner set forth in the merger agreement; and

•
any outstanding awards of restricted stock units with respect to shares of Dakota common stock wwould be assumed and converted into the right to receive an award of restricted stock units representing a right to receive a number of shares of NewCo common stock in the manner set forth in the merger agreement.

On April 27, 2021, Dakota engaged Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”) to assist with the negotiation of the merger and the review of the merger agreement.
On May 13, 2021, JR and Dakota entered into the merger agreement, and on May 14, 2021, JR and Dakota announced that they had entered into the merger agreement.
On May 13, 2021, the Dakota board approved a reverse stock split of Dakota’s common stock at a ratio of 1-for-4. The reverse stock split was made effective on May 25, 2021.
Following completion of Dakota’s $50 million non-brokered private placement on August 2, 2021, Dakota, JR and their advisors reviewed the closing mechanics of the merger and determined an amendment to the closing mechanics of the merger would simplify the closing of the merger without any changes to the economic considerations of the JR stockholders and Dakota stockholders. As a result, Dakota, JR, Merger Sub 1 and Merger Sub 2 entered into the Amended and Restated Agreement and Plan of Merger Agreement on September 10, 2021 (for purposes of this section, the “Amended Agreement”).
Pursuant to the Amended Agreement, JR and Dakota will effect a strategic business combination by means of (i) a merger of Merger Sub 1 with and into Dakota (the “First Merger”), with Dakota being the surviving corporation in the First Merger (the “Surviving Corporation”); and (ii) a merger of Surviving Corporation with and into Merger Sub 2 (the “Second Merger” and, together with the First Merger, the “Mergers”), with Merger Sub 2 being the surviving entity in the Second Merger and a wholly-owned subsidiary of JR.
On or before completion of the Mergers: (i) JR will have changed its name to Dakota Gold Corp.; (ii) JR will have completed a reverse stock split such that the total number of JR shares will be proportionately reduced to 35,641,667 JR shares; (iii) stockholders of Dakota other than JR will receive one share of common stock of JR for each share of common stock of Dakota; (iv) each outstanding option to purchase Dakota common stock, whether vested or unvested, will be assumed and converted into an option with respect to a number of shares of JR common stock in the manner set forth in the Amended Agreement; and (v) each outstanding award of restricted stock units with respect to shares of Dakota common stock will be assumed and converted into the right to receive an award of restricted stock units representing a right to receive a number of shares of JR common stock in the manner set forth in the Amended Agreement.
Dakota’s Reasons for the Transactions and Recommendation of Dakota’s Board
In an action by unanimous written consent of the disinterested directors (the “Disinterested Dakota Directors”) of the Dakota board, being Stephen O’Rourke, Gerald Aberle and Alex Morrison, following presentations by Dakota’s management, its legal counsel, including Skadden, the Disinterested Dakota Directors, among other things, (a) determined the merger agreement and the transactions contemplated thereby, including the mergers, are advisable, reasonable to and in the best interests of the stockholders of

Dakota and declared the merger agreement to be advisable pursuant to the applicable provisions of the Nevada Revised Statutes and (b) recommended that the Dakota stockholders vote “for” the Dakota Merger Proposal.
In its evaluation of the merger agreement and the transactions, the Disinterested Dakota Directors consulted with Dakota’s management, as well as legal and financial advisors to Dakota, and considered a number of factors, both positive and negative, and potential benefits and detriments of the merger to Dakota and the Dakota stockholders. The Disinterested Dakota Directors believed that, taken as a whole, the following factors supported its decision to approve the proposed merger (which are not in any relative order of importance):
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the value of abolishing JR’s 64% control block in Dakota (at the time of the merger agreement entered into on May 14, 2021) and an anticipated re-rating of Dakota’s valuation as a result of the merger;

•
the support of the transactions by certain of the Dakota stockholders, who have entered into the Support Agreements pursuant to which, among other things, such Dakota stockholders have agreed to vote in favor of the Dakota Merger Proposal;

•
the Dakota board’s view as to the likelihood that the transactions will be consummated, based on, among other things, the conditions to closing contained in the merger agreement, and the commitments by the parties to the Support Agreements; and

•
the financial and other terms of the merger agreement, including the indemnification terms contained therein.

The Disinterested Dakota Directors weighed the foregoing advantages and benefits against a variety of potentially negative factors, including:
•
the challenges inherent in the combination of two business enterprises, including the risk that the potential benefits and synergies sought in the transactions will not be realized or will not be realized within the expected time period and the other risks and uncertainties that could adversely affect the combined company’s operating results;

•
the potential for diversion of management focus for an extended period;

•
the complexities and administrative burden and costs associated with the transactions;

•
the fact that substantial costs will be independently and jointly incurred by both Dakota and JR in connection with the transactions;

•
the amount of time it could take to complete the transactions, including the fact that completion of the transactions depends on factors outside of Dakota’s control, and the risk that the conditions to closing will not be satisfied, including as a result of Dakota’s stockholders and board failing to grant the requisite approvals to consummate the transactions;

•
the potential consequences of non-consummation, including the potential negative impact on Dakota, its business and the trading price of shares of Dakota common stock;

•
certain terms of the transaction agreements, including the restrictions on the conduct of Dakota’s business until the consummation of the transactions (or the termination of the merger agreement), which may delay or prevent Dakota from undertaking business opportunities that may arise or negatively affect Dakota’s ability to attract and retain key personnel; and

•
the risks of the type and nature described under “Risk Factors” beginning on page 20.

The Disinterested Dakota Directors concluded that the potentially negative factors associated with the transactions were significantly outweighed by the potential benefits that it expected Dakota and the Dakota stockholders would achieve as a result of the transactions. Accordingly, the Dakota board determined that the merger agreement and the transactions, are advisable, fair to, and in the best interests of, Dakota and the Dakota stockholders.
In addition, the Disinterested Dakota Directors were aware of and considered the interests that Dakota’s directors and executive officers may have with respect to the transactions that could differ from, or are in addition to, their interests as stockholders of Dakota generally, as described under “The Transactions — Interests of Dakota’s Directors and Officers in the Transactions” beginning on page 46.
The foregoing discussion of the information and factors considered by the Disinterested Dakota Directors is not exhaustive, but Dakota believes it includes all the material factors considered by the Disinterested Dakota Directors. In view of the wide variety of factors considered in connection with its evaluation of the transactions and the complexity of these matters, the Disinterested Dakota Directors did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative or specific weight or values to any of these factors. Rather, the Disinterested Dakota Directors viewed its position and recommendation as being based on an overall analysis and on the totality of the information presented to and factors considered by it. In addition, in considering the factors described above, individual directors may have given different weights to different factors. After considering this information, the Disinterested Dakota Directors unanimously approved the merger agreement and the transactions, and recommended that the Dakota stockholders approve the merger agreement.
This explanation of Dakota’s reasons for the transactions and other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors described under “Cautionary Statements Regarding Forward-Looking Statements” beginning on page 27.
Interests of Dakota’s Directors and Officers in the Transactions
In considering whether to approve the Dakota Merger Proposal, Dakota stockholders should be aware that certain of Dakota’s executive officers and directors may have interests in the transactions that are different from, or in addition to, those of Dakota’s stockholders generally. These interests may present such executive officers and directors with actual or potential conflicts of interest. The Disinterested Dakota Directors were aware of these interests during their deliberations on the merits of the transactions.
Jonathan Awde abstained from voting on the merger, having disclosed his interest as President, CEO, a director and a stockholder of JR. Robert Quartermain abstained from voting, having disclosed his interest as a stockholder of JR.
Designated Directors
Upon the completion of the transactions, the Dakota Gold board shall consist of Dr. Quartermain, Mr. O’Rourke, Mr. Awde, Mr. Aberle, Ms. Grafton, Ms. Koenig and Mr. Morrison.
Treatment of Stock Options
Upon the completion of the transactions, each option to purchase Dakota common stock outstanding immediately prior to such time will be assumed by Dakota Gold and become an option to purchase the same number of shares of Dakota Gold common stock. In addition, each restricted share unit of Dakota and rights of any kind to receive shares of Dakota common stock or benefits measured, in whole or in part, by the value of shares of Dakota common stock, will be assumed by Dakota Gold and become an award on the same terms and conditions. For a discussion of the conversion of Dakota equity awards, see “The Agreement and Plan Of Merger — Treatment of Dakota Stock Options” beginning on page 57.
Indemnification and Directors’ and Officers’ Insurance
JR agreed to cause Dakota to indemnify the current or former directors and officers of Dakota, as provided in its articles of incorporation and bylaws for acts or omissions occurring prior to the First Merger Effective Time (as defined below) and that such indemnification will continue in full force and effect until the expiration of the applicable statute of limitations with respect to such claims, except as otherwise required by applicable law.
In addition, prior to the First Merger Effective Time, Dakota has the option to purchase a directors’ and officers’ liability insurance policy with coverage that is substantially equivalent to the coverage held by Dakota current and former officers and directors prior to the First Merger Effective Time with respect to claims arising out of or relating to events that occurred before or at the First Merger Effective Time and the Second Merger Effective Time (including in connection with the negotiation and execution of the merger agreement and the transactions contemplated therein), provided that the cost of such a policy does not exceed 300% of the last annual premium paid by Dakota for the policy currently held. However, if Dakota is unable to acquire such a policy, then JR will cause Surviving LLC to maintain the current directors’ and officer’s liability insurance for at least six years, provided that the aggregate premium is not in excess of 300% of the last annual premium paid for such policy prior to September 10, 2021. If JR is unable to acquire such a policy, then it shall cause the Surviving LLC to obtain as much comparable insurance as possible for an annual premium equal to 300% of the last annual premium paid prior to September 10, 2021.
JR’s Reasons for the Transactions
In an action by unanimous written consent of the disinterested directors (the “Disinterested JR Directors”) of the JR board, being William Gehlen and Mac Jackson, following due consideration, the Disinterested JR Directors, among other things, determined the merger agreement and the transactions contemplated thereby, including the mergers, from a financial point of view, are advisable, reasonable to and in the best interests of the stockholders of JR and declared the merger agreement to be advisable pursuant to the applicable provisions of the Nevada Revised Statutes.
In its evaluation of the merger agreement and the transactions, the Disinterested JR Directors consulted with JR’s management, as well as legal advisors to JR, and considered a number of factors, both positive and negative, and potential benefits and detriments of the merger to JR and the JR stockholders. The Disinterested JR Directors believed that, taken as a whole, the following factors supported its decision to approve the proposed merger (which are not in any relative order of importance):
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the value to JR stockholders of directly owning shares of a publicly traded company and the related potential for liquidity through the sale of shares on a stock exchange;

•
the Disinterested JR Directors’ view as to the likelihood that the transactions will be consummated, based on, among other things, the conditions to closing contained in the merger agreement, and the commitments by the parties to the Support Agreements; and

•
the financial and other terms of the merger agreement, including the indemnification terms contained therein.

The Disinterested JR Directors weighed the foregoing advantages and benefits against a variety of potentially negative factors, including:
•
the challenges inherent in the combination of two business enterprises, including the risk that the potential benefits and synergies sought in the transactions will not be realized or will not be realized within the expected time period and the other risks and uncertainties that could adversely affect the combined company’s operating results;

•
the potential for diversion of management focus for an extended period;

•
the complexities and administrative burden and costs associated with the transactions;

•
the fact that substantial costs will be independently and jointly incurred by both Dakota and JR in connection with the transactions;

•
the amount of time it could take to complete the transactions, including the fact that completion of the transactions depends on factors outside of JR’s control, and the risk that the conditions to closing will not be satisfied, including as a result of Dakota’s stockholders failing to grant the requisite approvals to consummate the transactions;

•
the potential consequences of non-consummation, including the potential negative impact on JR, its business and the trading price of shares of JR common stock;

•
certain terms of the transactions agreements, including the restrictions on the conduct of JR’s business until the consummation of the transactions (or the termination of the merger agreement), which may delay or prevent JR from undertaking business opportunities that may arise or negatively affect JR’s ability to attract and retain key personnel; and

•
the risks of the type and nature described under “Risk Factors” beginning on page 20.

The Disinterested JR Directors concluded that the potentially negative factors associated with the transactions were significantly outweighed by the potential benefits that it expected JR and the JR stockholders would achieve as a result of the transactions. Accordingly, the Disinterested JR Directors determined that the merger agreement and the transactions, are advisable, fair to, and in the best interests of, JR and the JR stockholders.
In addition, the Disinterested JR Directors was aware of and considered the interests that JR’s directors and executive officers may have with respect to the transactions that could differ from, or are in addition to, their interests as stockholders of JR generally, as described under “The Transactions — Interests of JR’s Directors and Officers in the Transactions” beginning on page 49.
The foregoing discussion of the information and factors considered by the Disinterested JR Directors is not exhaustive, but JR believes it includes all the material factors considered by the Disinterested JR Directors. In view of the wide variety of factors considered in connection with its evaluation of the transactions and the complexity of these matters, the Disinterested JR Directors did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative or specific weight or values to any of these factors. Rather, the Disinterested JR Directors viewed its position and recommendation as being based on an overall analysis and on the totality of the information presented to and factors considered by it. In addition, in considering the factors described above, individual directors may have given different weights to different factors. After considering this information, the Disinterested JR Directors unanimously approved the merger agreement and the transactions, and recommended that the JR stockholders approve the merger agreement.
This explanation of JR’s reasons for the transactions and other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors described under “Cautionary Statements Regarding Forward-Looking Statements” beginning on page 27.
Interests of JR’s Directors and Officers in the Transactions
Certain of JR’s executive officers and directors may have interests in the transactions that are different from, or in addition to, those of JR stockholders generally. These interests may present such executive officers and directors with actual or potential conflicts of interest. The JR board was aware of these interests during its deliberations on the merits of the transactions.
Jonathan Awde abstained from voting on the merger, having disclosed his interest as president, chief executive office and director of Dakota.
Employment of Executive Officers
Upon the completion of the transactions, Jonathan Awde will serve as President and Chief Executive Officer of Dakota Gold, Gerald Aberle will serve as Chief Operating Officer of Dakota Gold and Shawn Campbell will serve as Chief Financial Officer of Dakota Gold.
Board Composition and Management of JR after Completion of the Transactions
JR will take all requisite action so that at the effective time of the Second Merger, the Dakota Gold board will consist of the current members of the Dakota board.
Information about current directors and executive officers of JR can be found in the sections titled “Management of JR” and “Security Ownership of Certain Beneficial Owners and Management of Dakota” beginning on pages 91 and 88, respectively, and in Dakota’s reports filed with the SEC. See the section titled “Where You Can Find More Information” beginning on page 106 of this proxy statement/prospectus.
Regulatory Approvals Required for the Transactions
Subject to the terms and conditions of the merger agreement, Dakota and JR have agreed to use their respective commercially reasonable efforts to obtain from any governmental entities any consents, licenses, permits, waivers, approvals authorizations or orders that may be required in connection with, and to take, or cause to be taken, appropriate action, or do or cause to be done, those things necessary, proper or advisable under applicable or otherwise in order to consummate, the transactions. Dakota and JR have determined that no material filings are required to be made with any governmental entities in connection with the transactions. There can be no guarantee as to if and when any of the consents or approvals that may be required for the transactions will be obtained or as to the conditions that such consents and approvals may contain.
Accounting Treatment
The exchange offer will involve the acquisition of the noncontrolling interest of a consolidated subsidiary, and as such, it is anticipated that it will be accounted for as an equity transaction with no recognition of gain or loss in accordance with accounting principles generally accepted in the United States of America. For further information, see the section titled “Unaudited Pro Forma Condensed Consolidated Combined Financial Information” beginning on page 69.
Appraisal Rights
Dakota stockholders will have appraisal rights under Chapter 92A.300 — 92A.500 (inclusive) of the NRS with respect to the First Merger. Please see “Appraisal Rights” beginning on page 50 of this proxy statement/prospectus.
Listing of Dakota Gold Common Stock
Pursuant to the merger agreement, JR and Dakota have agreed to use reasonable best efforts to cause the shares of Dakota Gold common stock issued in the transactions to be approved for listing on the NYSE American under the symbol “DGC” via the “uplisting” of Dakota’s common stock from the OTCQB to the NYSE American, subject only to official notice of issuance.

U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGERS FOR DAKOTA STOCKHOLDERS
The following is a discussion of certain U.S. federal income tax consequences of the mergers for Dakota stockholders that exchange Dakota common stock for JR common stock in the mergers. This discussion applies only to Dakota stockholders who hold shares of Dakota common stock as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment).
This discussion does not address all U.S. federal income tax consequences that may be relevant to your particular circumstances, including the impact of the Medicare contribution tax on net investment income, the alternative minimum tax or the special accounting rules in Section 451(b) of the Code. The following discussion also does not address the tax consequences applicable to Dakota stockholders who exercise dissenters’ rights. In addition, it does not address the tax consequences relevant to holders subject to special rules, including, without limitation:
•
U.S. expatriates and former citizens or long-term residents of the United States;

•
persons holding shares of Dakota common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated transaction;

•
banks, insurance companies and other financial institutions;

•
brokers, dealers or traders in securities;

•
“controlled foreign corporations,” “passive foreign investment companies” and corporations that accumulate earnings to avoid U.S. federal income tax;

•
partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

•
tax-exempt organizations or governmental organizations;

•
U.S. holders (as defined below) whose functional currency is not the U.S. dollar;

•
regulated investment companies or real estate investment trusts;

•
tax-qualified retirement plans;

•
“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds;

•
stockholders who acquired their shares of Dakota common stock pursuant to or in connection with options or other compensation arrangements;

•
corporations organized outside of the United States, any state thereof or the District of Columbia that are nonetheless treated as U.S. taxpayers for U.S. federal income tax purposes; and

•
stockholders that hold or have held, directly or pursuant to attribution rules, more than 5% of the Dakota common stock at any time during the five-year period ending on the date of the consummation of the First Merger.

If you are a partnership (or other entity or arrangement treated as a partnership) for U.S. federal income tax purposes, the tax treatment of your partners (or other owners) will generally depend on the status of the partners, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships (or other entities or arrangements treated as partnerships) and the partners (or other owners) in such partnerships (or such other entities or arrangements) should consult their own tax advisors regarding the U.S. federal income tax consequences to them relating to the matters discussed below.
For purposes of this discussion, a “U.S. holder” is a beneficial owner of Dakota common stock who or that, for U.S. federal income tax purposes, is or is treated as:
•
an individual who is a citizen or resident of the United States,

•
a corporation that is created or organized in or under the laws of the United States, any state thereof, or the District of Columbia,

•
an estate, the income of which is subject to U.S. federal income tax regardless of its source, or

•
a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) or (2) was in existence on August 20, 1996 and has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Further, for purposes of this discussion, a “non-U.S. holder” is any beneficial owner of Dakota common stock who is neither a U.S. holder nor an entity or arrangement classified as a partnership for U.S. federal income tax purposes.
The following does not purport to be a complete analysis of all potential tax effects associated with the exchange of Dakota common stock for JR common stock in the mergers. The effects of other U.S. federal tax laws, such as estate and gift tax laws and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the Code, Treasury regulations promulgated thereunder, judicial decisions and published rulings and administrative pronouncements of the IRS, in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect holders to which this discussion applies and could affect the accuracy of the statements herein.
THIS DISCUSSION IS NOT TAX ADVICE. DAKOTA STOCKHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.
Characterization of the Mergers for U.S. Federal Income Tax Purposes
For U.S. federal income tax purposes, the First Merger and the Second Merger, taken together, are intended to constitute a single integrated transaction that qualifies as a “reorganization” within the meaning of section 368(a) of the Code. The obligation of Dakota to complete the mergers is conditioned upon the receipt of a tax opinion from Skadden to the effect that, for U.S. federal income tax purposes, the mergers should constitute a reorganization within the meaning of section 368(a) of the Code. Skadden’s opinion will be based on customary assumptions, representations, covenants, and undertakings of Dakota, JR, Merger Sub 1 and Merger Sub 2. If any of the assumptions, representations, covenants or undertakings is incorrect, incomplete, inaccurate, or is breached, the validity of the opinion may be affected and the U.S. federal income tax consequences of the mergers could differ materially from those described in this proxy statement/prospectus.
An opinion of counsel represents counsel’s legal judgment but is not binding on the IRS or any court and there can be no assurance that the IRS will not challenge the conclusions reflected in the opinions or that a court would not sustain such a challenge. Neither Dakota nor JR will request a ruling from the IRS with respect to the tax treatment of the mergers, and as a result, no assurance can be given that the IRS will not challenge the treatment of the First Merger and the Second Merger, taken together, as a single integrated transaction that qualifies as a reorganization or that a court would not sustain such a challenge. If the IRS were to successfully challenge the “reorganization” status of the mergers, the tax consequences would differ from those set forth in this proxy statement/prospectus and holders of Dakota common stock could be subject to U.S. federal income tax upon the receipt of JR common stock in the mergers.
The following discussion assumes that the mergers, taken together, will constitute a single integrated transaction that qualifies as a “reorganization” within the meaning of section 368(a) of the Code:
U.S. Federal Income Tax Considerations of the Mergers for U.S. Holders
U.S. Holders that Receive Solely JR Common Stock
A U.S. holder that receives JR common stock in the mergers and did not receive the Cash Dividend will not recognize any gain or loss as a result of the mergers. The U.S. holder will have an adjusted tax basis in the JR common stock received equal to the adjusted tax basis of the Dakota common stock surrendered by that U.S. holder in the mergers. The holding period for the JR common stock received will include the holding period for the Dakota common stock surrendered therefor. U.S. holders who hold shares of Dakota common stock with differing bases or holding periods should consult their own tax advisors with regard to identifying the bases or holding periods of the particular shares of JR common stock received in the mergers.
U.S. Holders that Both Receive JR Common Stock and Received the Cash Dividend
Dakota and JR intend to take the position for U.S. federal income tax purposes that JR’s acquisition of Dakota common stock pursuant to the Dakota-JR Agreement, the First Merger and the Second Merger, collectively, are part of a “plan of reorganization” within the meaning of Treasury Regulations section 1.368-2(g). Consistent with this position, U.S. holders of Dakota common stock on December 22, 2020, that received the cash dividend paid on January 4, 2021 (the “Cash Dividend”) will generally be treated as having received “boot” pursuant to the plan of reorganization, and the treatment of the transaction would be as follows:
A U.S. holder that receives JR common stock in the mergers and received the Cash Dividend will generally recognize gain (but not loss) upon such U.S. holder’s exchange of Dakota common stock for JR common stock in the mergers, generally determined on a per share basis, in an amount equal to the lesser of (i) any gain realized with respect to a share of Dakota common stock and (ii) the amount of any portion of the Cash Dividend treated as received with respect to such share. Any such gain recognized by a U.S. holder will generally be capital gain if either (i) the receipt of boot results in a reduction in such U.S. holder’s percentage ownership in JR relative to what such U.S. holder’s percentage ownership would have been if the U.S. holder had received solely JR common stock rather than a combination of JR common stock and boot or (ii) the boot is not paid out of current or accumulated earnings and profits for the taxable year in which the mergers are consummated (the “E&P condition”). While it is uncertain whether the E&P condition looks to the current and accumulated earnings and profits for Dakota, JR or both, each of JR and Dakota believes that it does not have accumulated earnings and profits and will not have current earnings and profits for the taxable year in which the mergers are consummated. Accordingly, any gain recognized by a U.S. holder upon such U.S. holder’s exchange of Dakota common stock for JR common stock in the mergers will generally be capital gain.
A U.S. holder that receives JR common stock in the mergers and received the Cash Dividend will have an adjusted tax basis in the JR common stock received equal to the adjusted tax basis of the Dakota common stock surrendered in exchange therefor, increased by the amount of gain, if any, recognized with respect thereto, and decreased by the amount of the Cash Dividend treated as received with respect thereto. The holding period for JR common stock received in exchange for Dakota common stock in the mergers will include the holding period for the Dakota common stock surrendered in the mergers. U.S. holders that hold shares of Dakota common stock with differing bases or holding periods should consult their own tax advisors with regard to identifying the bases or holding periods of the particular shares of the JR common stock received in the mergers.
While JR and Dakota intend to take the position for U.S. federal income tax purposes that JR’s Initial Investment and the Cash Dividend are part of a plan of reorganization with the mergers, this position is not dispositive with respect to the U.S. federal income tax treatment of the mergers, JR’s Initial Investment and the Cash Dividend. U.S. holders should consult their own tax advisors regarding the availability of an alternative position under which JR’s Initial Investment and the Cash Dividend were not part of a “plan of reorganization” with the mergers, in which case the tax consequences of the mergers to a U.S. holder that received the Cash Dividend would be as described above under “U.S. Federal Income Tax Considerations of the Mergers for U.S. Holders — U.S. Holders that Receive Solely JR Common Stock,” and the Cash Dividend would not be treated as “boot” received by such U.S. holder pursuant to the plan of reorganization; instead, the Cash Dividend would generally be treated as a separate distribution and, assuming Dakota does not have accumulated earnings and profits and will not have current earnings and profits for the taxable year in which the Cash Dividend was paid (which Dakota believes to be the case), such distribution would generally be a return of capital that reduces such U.S. Holder’s adjusted tax basis in their Dakota common stock, with any distributed amount in excess of such basis generally treated as gain from the sale or exchange of property. There can be no assurance regarding whether the IRS will agree with the position taken by JR and Dakota, or, with any alternative position taken by a U.S. holder. U.S. holders should consult their own tax advisors regarding the tax consequences to them of receipt of the Cash Dividend.
U.S. Federal Income Tax Considerations of the Mergers for Non-U.S. Holders
Non-U.S. Holders that Receive Solely JR Common Stock
A non-U.S. holder that receives JR common stock in the mergers and did not receive the Cash Dividend will generally not be subject to U.S. federal income tax upon the exchange of such U.S. holder’s Dakota common stock for JR common stock in the mergers unless Dakota is or has been a United States real property holding corporation (a “USRPHC”) for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of the First Merger or the period that the non-U.S. holder held its Dakota common stock (the “Relevant Period”), and the Dakota common stock is not regularly traded on an established securities market on the date that the First Merger is consummated.
Generally, a corporation is a USRPHC if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business (all as determined for U.S. federal income tax purposes). As of the date hereof, Dakota believes that it is a USRPHC. As such, Dakota does not expect to provide certification in connection with the mergers that it is not and has not been a USRPHC at any time during the five years preceding the date on which the First Merger is consummated. However, although no assurance can be given in this regard, Dakota believes that the Dakota common stock should be treated as “regularly traded on an established securities market” on the date that the First Merger is consummated (the “Public Trading Condition”) and, as such, non-U.S. holders generally should not be subject to U.S. federal income tax upon the exchange of Dakota common stock for JR common stock as a result of Dakota’s USRPHC status.
Each of JR and Dakota have the option not to consummate the mergers in the event the Public Trading Condition is not met. If it were to be determined that the Public Trading Condition was not met and JR and Dakota nonetheless decided to proceed with the mergers, non-U.S. holders would be subject to withholding of U.S. tax in an amount equal to 15% of the amount realized on the exchange of their Dakota common stock in the mergers. However, as noted above, Dakota believes that the Public Trading Condition will be met and, as such, JR and the exchange agent do not intend to withhold any amounts from the merger consideration received by a non-U.S. holder as a result of Dakota’s USRPHC status. Nevertheless, if the IRS were to subsequently determine that the Public Trading Condition had not been met, a non-U.S. holder that held 5% or less of the Dakota common stock throughout the Relevant Period would generally be subject to U.S. federal income tax on any gain realized by such non-U.S. holder on the exchange of Dakota common stock for JR common stock in the mergers at generally applicable U.S. federal income tax rates, and the non-U.S. holder may also be required to file U.S. federal income tax returns with respect to such gain. Non-U.S. holders should consult their own tax advisors regarding any additional return filing or tax payment obligations (in the United States or any other jurisdiction) in the event is it determined that the Public Trading Condition was not met.
A non-U.S. holder that receives JR common stock in the mergers and did not receive the Cash Dividend will generally not recognize any loss realized on the exchange of Dakota common stock for JR common stock in the mergers for U.S. federal income tax purposes.
Non-U.S. Holders that Both Receive JR Common Stock and Received the Cash Dividend
A non-U.S. holder that receives JR common stock in the mergers and received the Cash Dividend will generally not be subject to U.S. federal income tax upon the exchange of such U.S. holder’s Dakota common stock for JR common stock in the mergers unless such non-U.S. holder recognizes gain (determined as described above under “U.S. Federal Income Tax Considerations of the Mergers for U.S. Holders — Tax Considerations for U.S. Holders that Both Receive JR Common Stock and Received the Cash Dividend”) upon such non-U.S. holder’s exchange of Dakota common stock for JR common stock in the mergers, and either:
(i)
such gain is effectively connected with a trade or business conducted by the non-U.S. holder in the

United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States), in which case such gain will be subject to U.S. federal income tax, net of certain deductions, at the same graduated individual or corporate rates applicable to U.S. holders, and any such gain of a non-U.S. holder that is a corporation may be subject to an additional “branch profits tax” at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty),
(ii)
in the case of a non-U.S. holder who is an individual, such non-U.S. holder is present in the United States for 183 days or more in the taxable year of the exchange and other conditions are met, in which case such gain will generally be subject to a flat 30% U.S. federal income tax, or

(iii)
Dakota is or has been a USRPHC for U.S. federal income tax purposes at any time during the Relevant Period, and the Public Trading Condition is not met, in which case such U.S. holder would generally have the tax consequences described above under “U.S. Federal Income Tax Considerations of the Mergers for Non-U.S. Holders — Non-U.S. Holders that Receive Solely JR Common Stock” (except that, in the event that withholding were to apply, such non-U.S. holder’s amount realized on the exchange of their Dakota common stock in the mergers would include any amount of the Cash Dividend received by such non-U.S. holder).

A non-U.S. holder that receives JR common stock in the mergers and received the Cash Dividend will generally not recognize any loss realized on the exchange of Dakota common stock for JR common stock in the mergers for U.S. federal income tax purposes.
HOLDERS OF DAKOTA COMMON STOCK ARE ENCOURAGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE MERGERS AND RECEIPT OF THE CASH DIVIDEND, INCLUDING THE EFFECT OF ANY U.S. FEDERAL, STATE, LOCAL, NON-U.S. OR OTHER TAX LAWS.

THE AGREEMENT AND PLAN OF MERGER
The following summary describes certain material provisions of the merger agreement entered into in connection with the transactions, and is qualified in its entirety by reference to those agreements. A copy of the merger agreement is attached to this proxy statement/prospectus as Annex A and is incorporated by reference into this proxy statement/prospectus.
Description of the Merger Agreement
This section of the proxy statement/prospectus describes certain material terms of the merger agreement. The following summary is qualified in its entirety by reference to the complete text of the merger agreement, which is incorporated by reference and attached as Annex A to this proxy statement/prospectus. This summary may not contain all of the information about the merger agreement that is important to you. We urge you to read the entire merger agreement for a more complete understanding of the transactions.
The merger agreement and the discussion under the heading “Description of the Merger Agreement” have been included to provide you with information regarding the terms of the merger agreement. See “Where You Can Find More Information” beginning on page 106.
On September 10, 2021, Dakota entered into the merger agreement with JR, Merger Sub 1 and Merger Sub 2, which we refer to as the “merger subsidiaries.” The merger agreement provides, among other things, for two mergers:
•
the First Merger, which is a merger of Merger Sub 1 with and into Dakota, with Dakota surviving the merger as a wholly owned subsidiary of JR, will result in the issuance to Dakota stockholders of shares of JR common stock as described below in “Consideration in the First Merger;” and

•
the Second Merger, which is a merger of Dakota with and into Merger Sub 2, with Merger Sub 2 surviving the merger as a wholly owned subsidiary of JR.

We sometimes refer to Dakota following the completion of the First Merger as the “Surviving Corporation.” We sometimes refer to Merger Sub 2 following the completion of the Second Merger as the “Surviving LLC.”
Closing and Effective Times of the Transactions
The closing of the mergers will take place at 5:00 p.m. Eastern Daylight Time, on the third business day after the satisfaction or waiver of the conditions set forth in the merger agreement (other than those conditions that are to be satisfied or waived at the closing, but subject to such satisfaction or waiver), unless another time or date is agreed to by Dakota and JR (the “Closing” and the date on which the Closing occurs, the “Closing Date”).
The First Merger shall become effective upon the close of trading on the Closing Date or at such other time as JR and Dakota shall agree in writing and shall specify in the First Merger articles of merger (the “First Merger Effective Time”). The Second Merger shall become effective upon the completion of the First Merger or at such other time as JR and Dakota shall agree in writing and shall specify in the Second Merger articles of merger (the “Second Merger Effective Time”). Dakota and JR shall cooperate to cause the Second Merger Effective Time to occur as soon as practicable following the First Merger Effective Time.
The time at which each of the First Merger Effective Time and the Second Merger Effective Time will occur is referred to as the “Effective Time.”
Directors and Officers of Dakota Gold
Pursuant to the merger agreement, Dakota Gold will take all requisite action so that prior the First Merger Effective Time, the Dakota Gold board will consist of Dr. Quartermain, Mr. O’Rourke, Mr. Awde, Mr. Aberle, Ms. Grafton, Ms. Koenig and Mr. Morrison. Jonathan Awde currently serves on the JR board.
Prior to the First Merger Effective Time, JR shall designate Gerald Aberle as Chief Operating Officer of JR and Shawn Campbell as Chief Financial Officer of Dakota Gold. Jonathan Awde serves as President and Chief Executive Officer of JR and will continue in those roles after the completion of the transactions.

For a further description of the governance of the combined company following the completion of the transactions, see “Description of JR Capital Stock” beginning on page 93 and “Comparison of Stockholder Rights” beginning on page 95.
Consideration in the First Merger
At the First Merger Effective Time, each issued and outstanding share of Dakota common stock (other than (i) any Excluded Dakota Stock, which will be automatically cancelled for no consideration, (ii) JR’s Dakota Stock and (iii) any Dissenting Shares) will be cancelled and converted into the right to receive one share of JR common stock (the “Dakota Merger Consideration” or the “Merger Consideration”). JR’s Dakota Stock shall be cancelled following the First Merger Effective Time.
The shares of Dakota Gold common stock to be issued as Dakota Merger Consideration will represent approximately 49% of the shares of outstanding common stock of Dakota Gold after giving effect to the transactions.
Dissenting Shares
Any share of Dakota common stock that is issued and outstanding immediately prior to the Effective Time and that is held by a stockholder who did not consent to or vote in favor of the approval of the merger agreement and complies with all the provisions of the Nevada Revised Statutes relevant to the exercise and perfection of dissenters’ rights (a “Dissenting Share”) shall not be converted into the right to receive Dakota Merger Consideration but rather shall be converted into the right to receive such consideration as may be determined to be due with respect to such Dissenting Share pursuant to Section 92A.300 through Section 92A.500 of the NRS.
Exchange of Dakota Common Stock
Prior to the First Merger Effective Time, JR shall select and appoint a bank or trust company to act as transfer agent with respect to the shares of Dakota Gold common stock and as exchange agent for the Dakota Gold non-certificated book entries representing the shares of Dakota Gold common stock to be issued in respect of shares of Dakota common stock outstanding immediately prior to the Effective Time. After the Closing Date, each holder of record shares of Dakota common stock shall receive a letter of transmittal from the transfer agent which shall contain instructions for how to surrender stock certificates (or affidavit of loss, if applicable) or shares held in book-entry or other uncertificated form in order to exchange them for the Merger Consideration.
Treatment of Dakota Stock Options and Restricted Share Units
At the First Merger Effective Time, each option to acquire Dakota common stock and restricted share unit of Dakota that is outstanding immediately prior to such time will cease to represent an option or right to acquire shares of Dakota common stock or a restricted share unit of Dakota stock and shall be converted into a right to acquire the same number of shares of Dakota Gold common stock or a restricted share unit of Dakota Gold common stock equal to the number of shares of Dakota common stock subject to such option or restricted share unit, on the same terms and conditions as applied to such option or restricted share unit immediately prior to the First Merger Effective Time.
Certain Representations and Warranties
The representations and warranties in the merger agreement were made as of specific dates. The assertions embodied in those representations and warranties were made principally for purposes of providing disclosure and allocating risk within the contract among Dakota, JR and the merger subsidiaries and were not intended to be a means of establishing facts. In addition, the assertions included in such representations and warranties are subject to important qualifications and limitations agreed to by Dakota and JR in connection with negotiating the terms of the merger agreement. Additionally, subject to certain exceptions, the representations and warranties made by Dakota in the merger agreement are qualified by the publicly available information disclosed by Dakota with the SEC after January 1, 2020, including exhibits and other information incorporated by reference therein, but excluding any risk factor disclosures, disclosure of risks in any “forward-looking statements” disclaimer and any other statements or disclosures that are similarly predictive, cautionary or forward-looking in nature. Moreover, certain representations and warranties made by Dakota and JR in the merger agreement may not be accurate or complete as of any specified date because they are subject to a contractual standard of materiality (including, in many cases, “material adverse effect”) different from those generally applicable to stockholders and in some cases may be qualified by disclosures made by one party to the other in disclosure schedules delivered by such party to the other, which are not necessarily reflected in the merger agreement or were used for the purpose of allocating risk between Dakota and JR rather than establishing matters as facts. Finally, information concerning the subject matter of the representations and warranties in the merger agreement may have changed since the date of the merger agreement, which may or may not be fully reflected in Dakota’s public disclosures. Dakota will provide additional disclosure in its public reports to the extent that it is aware of the existence of any material facts that are required to be disclosed under federal securities laws and that might otherwise contradict the terms and information contained in the merger agreement, and will update such disclosure as required by federal securities laws. None of the representations and warranties in the merger agreement shall survive the Effective Time other than those covenants or agreements which, by their terms, apply or are to be performed in whole or in part after the Effective Time.
For the foregoing reasons, you should not rely on the representations and warranties in the merger agreement as statements of factual information. Some of the more significant representations and warranties that Dakota and JR each made to the other relate to:
•
valid existence, good standing and corporate authority to conduct business, including, if applicable, with respect to its subsidiaries;

•
capital stock, stock options and other equity interests;

•
corporate authority to enter into the merger agreement and other agreements contemplated by the transactions, consummate such transactions and the enforceability of the merger agreement and such other agreements;

•
approval of the merger agreement and the transactions by its board of directors or board of managers (as applicable);

•
absence of conflict with or breach of organizational documents, certain agreements and applicable law resulting from the execution and delivery of the merger agreement and the consummation of the transactions;

•
required governmental approvals;

•
broker’s fees;

•
litigation; and

•
absence of certain undisclosed liabilities.

In addition to the mutual representations and warranties of the parties noted above, Dakota has made representations to JR relating to:
•
SEC filings;

•
financial statements;

•
internal controls and procedures;

•
absence of certain changes or events; and

•
compliance with laws.

For purposes of the merger agreement, a “material adverse effect” with respect to JR and its wholly owned subsidiary (the “JR Subsidiary”), is defined to mean any event, change, occurrence or effect that, individually or in the aggregate with other events, changes, occurrences or effects has had or would reasonably be expected to have a material adverse effect on the business, assets, liabilities, properties, financial condition or results of operations of JR and the JR Subsidiary, taken as a whole, other than any change, effect, event or occurrence arising out of, attributable to or resulting from, alone or in combination:

•
changes in general economic, financial market, business conditions or capital markets;

•
general changes or developments in any of the industries or geographies in which the party and its subsidiaries operate;

•
any actions required under the merger agreement to obtain any approval or authorization under applicable antitrust or competition laws for the consummation of the mergers or any of the other transactions contemplated hereby;

•
changes in any applicable laws or applicable accounting regulations or principles or interpretations thereof first proposed after the date hereof;

•
any failure by JR to meet internal or published projections, forecasts or revenue or earnings predictions, in and of itself (provided, that the facts or occurrences giving rise to or contributing to such failure that are not otherwise excluded from the definition of material adverse effect may be taken into account in determining whether there has been a material adverse effect);

•
any acts of God, natural disasters, terrorism, armed hostilities, sabotage, war or any escalation or worsening of acts of war, epidemic, pandemic or disease outbreak (including the COVID-19 virus) or worsening of such matters threatened or existing as of the date hereof;

•
the announcement of the merger agreement and the transactions contemplated hereby, including the initiation of litigation by any Person with respect to the merger agreement; or

•
any actions taken (or omitted to be taken) at the written request of Dakota; except in the case of the first, second, fourth and sixth bullet points above, JR and the JR Subsidiary are affected in a materially disproportionate manner as compared to other companies that operate in the industry in which JR and the JR Subsidiary operate.

For purposes of the merger agreement, a “material adverse effect” with respect to Dakota and its subsidiaries means any event, change, occurrence or effect that, individually or in the aggregate with other events, changes, occurrences or effects, has had or would reasonably be expected to have a material adverse effect on the business, assets, liabilities, properties, financial condition or results of operations of Dakota and its subsidiaries, taken as a whole, other than any change, effect, event or occurrence arising out of, attributable to or resulting from, alone or in combination:
•
changes in general economic, financial market, business conditions or capital markets;

•
general changes or developments in any of the industries or geographies in which the party and its subsidiaries operate;

•
any actions required under the merger agreement to obtain any approval or authorization under applicable antitrust or competition laws for the consummation of the mergers or any of the other transactions contemplated hereby;

•
changes in any applicable laws or applicable accounting regulations or principles or interpretations thereof first proposed after the date hereof;

•
any change in the price or trading volume of Dakota’s stock, in and of itself (provided, that the facts or occurrences giving rise to or contributing to such change that are not otherwise excluded from the definition of a material adverse effect may be taken into account in determining whether there has been a material adverse effect);

•
any failure by Dakota to meet internal or published projections, forecasts or revenue or earnings predictions, in and of itself (provided, that the facts or occurrences giving rise to or contributing to such failure that are not otherwise excluded from the definition of material adverse effect may be taken into account in determining whether there has been a material adverse effect);

•
any acts of God, natural disasters, terrorism, armed hostilities, sabotage, war or any escalation or worsening of acts of war, epidemic, pandemic or disease outbreak (including the COVID-19 virus) or worsening of such matters threatened or existing as of the date hereof;

•
the announcement of the merger agreement and the transactions contemplated hereby, including the initiation of litigation by any Person with respect to the merger agreement; or

•
any action taken by Dakota, or which Dakota causes to be taken by any of its subsidiaries, in each case which is required or permitted by or resulting from or arising in connection with the merger agreement or

•
any actions taken at the written request of JR, except in the case of the first, second, fourth and seventh bullet points above, Dakota and its subsidiaries are affected in a materially disproportionate manner as compared to other companies that operate in the industry in which Dakota and its subsidiaries operate.

Conduct of Dakota’s and JR’s Businesses Pending the Transactions
Prior to the completion of the First Merger, except as expressly permitted by the merger agreement, required by law or consented to in writing by Dakota, JR has agreed that it will use commercially reasonable efforts to carry on its business in the ordinary course consistent with past practice and use reasonable best efforts to preserve intact its business organization, preserve its assets, rights and properties in good repair and condition, keep available the services of its current officers, employees and consultants and preserve its goodwill and its relationships with customers, suppliers, licensors, licensees, distributors and others having business dealings with it.
Prior to the completion of the Second Merger, except as expressly permitted by the merger agreement, required by law or consented to in writing by JR, Dakota has agreed that it will carry on its business in the ordinary course consistent with past practice and use reasonable best efforts to preserve intact its business organization, preserve its assets, rights and properties in good repair and condition, keep available the services of its current officers, employees and consultants and preserve its goodwill and its relationships with customers, suppliers, licensors, licensees, distributors and others having business dealings with it.
During the period from the date of the merger agreement to the Second Merger Effective Time, except as specifically required by the merger agreement, neither party shall, without the other’s prior written consent, (which consent shall not be unreasonably withheld, conditioned or delayed):
•
amend or otherwise change its articles of incorporation or bylaws or any similar governing instruments;

•
issue, deliver, sell, pledge, dispose of or encumber any shares of capital stock, options, restricted stock, warrants, convertible securities or other rights exercisable therefor or convertible thereinto, or grant to any person any other right to acquire any shares of its capital stock;

•
declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock (except for any dividend or distribution by a wholly owned subsidiary of Dakota to Dakota or to its other wholly owned subsidiaries);

•
adjust, split, combine, redeem, repurchase or otherwise acquire any shares of capital stock, options, restricted stock, warrants, convertible securities or other rights exercisable therefor or convertible thereinto, or reclassify, combine, split, subdivide or otherwise amend the terms of its capital stock, options, restricted stock, warrants, convertible securities or other rights exercisable therefor or convertible thereinto;

•
(A) acquire (whether by merger, consolidation or acquisition of stock or assets or otherwise) any corporation, partnership or other business organization or division thereof or any assets other than purchases of inventory and other assets in the ordinary course of business; or (B) sell or otherwise dispose of (whether by merger, consolidation or acquisition of stock or assets or otherwise) any corporation, partnership or other business organization or division thereof or any assets, other than sales or dispositions of inventory and other assets in the ordinary course of business;

•
other than in the ordinary course of business consistent with past practice, enter into, materially amend or terminate any material contract (other than terminations at the expiration of their respective terms);

•
make or receive any payment to or from, or enter into any transaction or contract with, any of its affiliates (other than wholly owned subsidiaries), or change, modify or amend any contract or transaction with any of its affiliates (other than wholly owned subsidiaries);

•
incur any operating expenditures or capital expenditures or any obligations or liabilities in respect thereof, except, with respect to Dakota, in accordance with Dakota’s existing operating budget and capital expenditure budget;

•
adopt a plan or agreement of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

•
fail to maintain in full force and effect in all material respects, or fail to use commercially reasonable efforts to replace, extend or renew, material insurance policies existing as of the date hereof;

•
release, compromise or cancel any debts owed to such person and its subsidiaries, other than settlement of accounts with customers and suppliers in the ordinary course of business

•
(A) incur, assume or suffer to exist any indebtedness for borrowed money (including any long-term or short-term debt) or issue any debt securities, except for loans or advances by Dakota or direct or indirect wholly owned subsidiaries of Dakota to Dakota or direct or indirect wholly owned subsidiaries of Dakota; (B) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person, except with respect to obligations of Dakota or direct or indirect wholly owned subsidiaries of Dakota; and (C) make any loans, advances or capital contributions to, or investments in, any other Person, except to or in Dakota or any of its wholly owned subsidiaries;

•
except to the extent required by applicable law (including Section 409A of the Code) or the terms of any benefit plan in effect as of the date hereof, (A) grant or increase the rate, terms, or level of compensation, compensation opportunities, severance, retention, incentive, termination, change in control pay, or any other benefits of any director, officer, employee or independent contractor, (B) terminate, modify, amend or adopt any compensation or benefit plan, policy, program, practice, including any pension, retirement, profit-sharing, bonus or other employee benefit or welfare benefit plan with or for the benefit or its employees, officers, directors or independent contractors, (C) accelerate or agree to accelerate the vesting of, or the lapsing of restrictions with respect to any compensation or benefit under any benefit plan or any other contract (whether written or unwritten), (D) grant any severance, change in control or termination pay to any current or former director, officer, employee or independent contractor, (E) grant, issue, or amend, or promise to grant, issue, or amend, any cash- or equity-based incentive award (including in respect of stock options, stock appreciation rights, performance units, restricted stock or other equity or equity-based awards), (F) enter into, adopt, or engage in negotiations regarding any collective bargaining agreement, works council or health and safety committee agreement, or any similar collective labor agreement or arrangement, (G) hire or engage any individual or terminate any employee or other individual service provider (other than a termination for cause), or (H) terminate employees in such numbers as would trigger any liability under the Workers Adjustment Retraining and Notification Act of 1988, as amended, or any similar foreign, state or local law;

•
sell, assign, lease, transfer, license, mortgage, pledge, abandon or otherwise dispose of any of its material assets (including intellectual property), other than sales of inventory or equipment, sub-leases and licenses and other transactions in the ordinary course of business;

•
implement or adopt any material change in its methods of accounting (including any cash management, billing, payment or collection practices with respect to accounts payable, accounts receivable, accrued liabilities, other liabilities or obligations, or otherwise), except as may be appropriate to conform to changes in statutory or regulatory accounting rules or GAAP or regulatory requirements with respect thereto;

•
compromise, settle or agree to settle any suit, claim, action, litigation, proceeding, arbitration, mediation or investigation (each, an “Action”) (including any Action relating to the merger agreement or the transactions contemplated hereby), or consent to the same;

•
make, change or revoke any material tax election, settle, compromise or consent to any extension or waiver of the limitation period applicable to any audit, assessment or claim for material taxes, amend any material tax return, enter into any closing agreement with any governmental entity regarding material taxes or surrender any claim for a refund of material taxes; or

•
agree to take any of the actions described in above.

Nothing contained in the merger agreement shall give (i) JR, directly or indirectly, the right to control or direct Dakota or the operations of any of its subsidiaries prior to the Effective Time, or (ii) Dakota, directly or indirectly, the right to control or direct JR or the operations of any of the JR Subsidiary prior to the Effective Time. Prior to the Effective Time, Dakota shall exercise, consistent with the terms and conditions of the merger agreement, complete control and supervision over its and its subsidiaries’ respective operations and prior to the Effective Time, JR shall exercise, consistent with the terms and conditions of the merger agreement, complete control and supervision over its and the JR Subsidiary’s respective operations.
Restrictions on Dakota’s Solicitation of Acquisition Proposals
Until the earlier to occur of the termination of the merger agreement and the First Merger Effective Time, Dakota is required to, and is required to cause its directors, officers, employees, investment bankers, attorneys, accountants and other advisors or representatives (collectively, “Representatives”) to not, directly or indirectly:
•
solicit, initiate or knowingly encourage or facilitate (including by way of furnishing or disclosing information) any inquiry, proposal or offer with respect to, or the announcement, making or completion of, any Acquisition Proposal (as defined below), or any inquiry, proposal or offer that is reasonably likely to lead to any Acquisition Proposal;

•
enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any Person (other than JR or its Representatives) any non-public information or data in furtherance of, any Acquisition Proposal or any inquiry, proposal or offer that is reasonably likely to lead to any Acquisition Proposal;

•
enter into any agreement in principle, memorandum of understanding, letter of intent, term sheet, acquisition agreement, merger agreement, share exchange agreement, consolidation agreement, option agreement, joint venture agreement or partnership agreement relating to any Acquisition Proposal (other than an acceptable confidentiality agreement);

•
grant any waiver, amendment or release under or fail to enforce any standstill or confidentiality agreement (other than to the extent the Board of Directors of Dakota determines in good faith (after consultation with outside counsel) that failure to take any of such actions would reasonably be expected to be inconsistent with its fiduciary duties under applicable law); or

•
propose publicly to do any of the foregoing.

Dakota shall, and shall cause its subsidiaries to, and shall use its reasonable best efforts to cause its and their Representatives to, (A) terminate all existing negotiations with any person and its Representatives (other than JR or its Representatives) with respect to any Acquisition Proposal or that could lead to an Acquisition Proposal, (B) enforce any confidentiality or standstill agreement or provisions of similar effect to which Dakota or any of its subsidiaries is a party or of which Dakota or any of its subsidiaries is a beneficiary with regard to any Acquisition Proposal, (C) cease providing any person or its Representatives (other than JR or its Representatives) with any further information with respect to Dakota, its subsidiaries or any Acquisition Proposal, (D) request the prompt return or destruction, to the extent permitted by any confidentiality agreement, of all non-public information or data furnished prior to the date hereof to any such Person and its Representatives with respect to any Acquisition Proposal and (E) immediately terminate all physical and electronic data room access granted prior to the date hereof to any such Person, its subsidiaries or any of their respective Representatives with respect to any Acquisition Proposal.
An “Acquisition Proposal” means any proposal, offer, or inquiry from any person or group of persons relating to any direct or indirect acquisition or purchase, in one transaction or a series of transactions, including any merger, reorganization, share exchange, consolidation, tender offer, exchange offer, stock acquisition, asset acquisition, business combination, liquidation, dissolution, joint venture or similar transaction, (A) of or for assets or businesses of Dakota and its subsidiaries that generate 20% or more of the net revenues or net income or that represent 20% or more of the consolidated total assets (based on fair market value) of Dakota and its subsidiaries taken as a whole, immediately prior to such transaction or

(B) of or for 20% or more of any class of capital stock, other equity security or voting power of Dakota, in each case other than the transactions contemplated by the merger agreement.
Director and Officer Indemnification and Insurance
JR agrees that all rights to indemnification existing in favor of the current or former directors and officers of Dakota as provided in the articles of incorporation and bylaws of Dakota, for acts or omissions occurring prior to the First Merger Effective Time, shall be assumed and performed by the Surviving Corporation and the Surviving LLC, respectively, and shall continue in full force and effect until the expiration of the applicable statute of limitations with respect to any claims against such directors or officers arising out of such acts or omissions, except as otherwise required by applicable law.
If Dakota is unable to secure a “tail” policy, for six years following the Effective Time, JR will, and will cause the Surviving LLC to maintain the current policies of directors’ and officers’ liability insurance maintained by Dakota as the case may be, or policies with coverage and amounts containing terms and conditions that are no less advantageous to the insured persons with respect to claims arising out of or relating to events that occurred before or at the First Merger Effective Time or the Second Merger Effective Time (including in connection with the negotiation and execution of the merger agreement and the transactions contemplated thereby), so long as JR or the Surviving LLC, as applicable, are not required to pay an aggregate premium in excess of 300% of the last annual premium paid for such insurance before the date of the merger agreement.
Other Covenants and Agreements
Dakota Stockholder Meeting
As promptly as practicable following the effectiveness of the registration statement of which this proxy statement/prospectus forms a part, Dakota agreed to duly call a meeting of its stockholders to consider and vote on the approval of the merger agreement, the approval of the Dakota Merger Proposal and the other transactions contemplated by the merger agreement.
Efforts to Consummate the Transactions
Dakota and JR each agreed to use reasonable best efforts to:
•
obtain all required consents, approvals or waivers from, or participation in other discussions or negotiations with, third parties, including as required under any material contract;

•
obtain all necessary actions or nonactions, waivers, consents, approvals, orders and authorizations from governmental entities, make all necessary registrations, declarations and filings and make all commercially reasonable efforts to obtain an approval or waiver from, or to avoid any Action by, any governmental entity; and

•
execute and deliver any additional instruments necessary to consummate the transactions contemplated hereby and fully to carry out the purposes of the merger agreement; provided, that neither Dakota nor any of its subsidiaries shall commit to the payment of any fee, penalty or other consideration or make any other concession, waiver or amendment under any contract in connection with obtaining any consent without the prior written consent of JR.

Dakota and JR shall keep each other reasonably apprised of the status of matters relating to the completion of the transactions contemplated hereby, including promptly furnishing the other with copies of notices or other written communications received by Dakota or JR, as the case may be, or any of their respective subsidiaries, from any governmental entity and/or third party with respect to such transactions, and, to the extent practicable under the circumstances, shall provide the other party and its counsel with the opportunity to participate in any meeting with any governmental entity in respect of any filing, investigation or other inquiry in connection with the transactions contemplated hereby.
Transaction Litigation
Dakota and JR must each promptly notify the other of any Action commenced or, to its knowledge, threatened against it and/or its officers or directors in connection with the merger agreement and the transactions. Dakota and JR will cooperate in the defense of such matters and not settle any such matters without the consent of the other party.
Advise of Changes
Dakota, on the one hand, and JR, on the other hand, must promptly advise the other of any change or event that (i) renders or would reasonably be expected to render any representation or warranty of such party contained in the merger agreement to be untrue or inaccurate such that the applicable closing conditions would not be satisfied if the closing were to be held on the date such representation or warranty became untrue or inaccurate or (ii) that results or would reasonably be expected to result in any failure of such party to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied. A notification by either party to advise the other of such a change or event does not affect the representations and warranties or covenants contained in the merger agreement and does not independently constitute a failure of any condition to closing under the merger agreement.
Tax Matters
Dakota and JR intend that for U.S. federal income tax purposes, the First Merger and the Second Merger, taken together, constitute a single integrated transaction that qualifies as a “reorganization” within the meaning of section 368(a) of the Code. Dakota and JR agree not to, and to cause their respective affiliates not to, take or cause to be taken any action reasonably likely to cause the mergers, taken together, to fail to be treated as such.
Section 16 Matters
Dakota must take all necessary or appropriate steps to cause the transactions, including any dispositions of Dakota common stock or acquisitions of JR common stock by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Dakota, to be exempt under Rule 16b-3 of the Exchange Act.
Conditions to the Completion of the Transactions
The merger agreement contains customary closing conditions, including the following conditions that apply to the obligations of both Dakota and JR to consummate the transactions:
•
the required approval of the Dakota stockholders has been obtained;

•
the absence of any order or other action by any governmental entity or law in effect preventing the consummation of the transactions;

•
the SEC has declared this Form S-4 effective and no stop order suspending its effectiveness has been issued;

•
the Dakota shares are “regularly traded” as described under Treasury Regulations Section 1.897-9T(d)(2);

•
the accuracy of the representations and warranties of the other party (with certain exceptions for inaccuracies that are de minimis or would not reasonably be expected to have a material adverse effect on the party making such representations and warranties) and receipt of an officer’s certificate to that effect;

•
the performance in all material respects by each party of all obligations required to be performed by it prior to the closing under the merger agreement and receipt of an officer’s certificate to that effect; and

•
each party has performed in all material respects and has not had a material adverse effect occur; and

•
Dakota has received the Tax Opinion of Skadden, Arps, Slate, Meagher and Flom LLP to the effect that, for U.S. federal income tax purposes, the First Merger and the Second Merger, taken together,

constitute a single integrated transaction that qualifies as a “reorganization” under Section 368(a) of the Code and the Treasury Regulations thereunder.
Termination
The merger agreement may be terminated at any time prior to the consummation of the transactions:
•
by mutual written consent of Dakota and JR;

•
by either Dakota or JR, by written notice to the other party:

•
if the First Merger and the Second Merger are not consummated on or before December 31, 2021, provided that the party utilizing this right of termination must not have materially breached any representation, warranty, covenant or agreement of the merger agreement in a manner that was the principal cause of the failure of the mergers to be consummated timely;

•
if any governmental entity has enacted a law, issued an order, or taken any other action permanently prohibiting the transactions, which law, order or other action has become final and non-appealable;

•
if the required approval of the Dakota stockholders is not obtained; or

•
by Dakota, if:

•
prior to the Dakota stockholder approval, the Board of Directors of Dakota determines to enter into a definitive written agreement with respect to a superior proposal;

•
JR is in breach of any of its representations, warranties, covenants or agreements set forth in the merger agreement that would render the closing condition not to be satisfied, and such breach is either (A) not capable of being cured prior to December 31, 2021 or (B) if curable, is not cured within thirty (30) business days after notice by Dakota to JR of such breach; or

•
by JR, if:

•
Dakota or either merger subsidiary is in breach of any of its respective representations, warranties, covenants or agreements set forth in the merger agreement that would render the closing condition not to be satisfied, and such breach is either (A) not capable of being cured prior to the December 31, 2021 or (B) if curable, is not cured within thirty (30) business days after notice by JR to Dakota of such breach; or

•
If the Board of Directors of Dakota effects an Adverse Recommendation Change (as defined below).

An “Adverse Recommendation Change” is (i) the failure to make or the withdrawal of (or modification or qualification in any manner adverse to JR or public proposal to withdraw, modify or qualify in any manner adverse to JR) the recommendation by the Dakota board that the stockholders approve the merger agreement and the transactions contemplated thereby (the “Dakota Board Recommendation”) or the approval, adoption or declaration of the advisability of the merger agreement and the transactions contemplated thereby, (ii) the adoption, approval, or public recommendation, endorsement or other declaration of advisability, or proposal publicly to adopt, approve, recommend, endorse or otherwise declare advisable, any acquisition proposal, (iii) the failure to include the Dakota Board Recommendation in whole or in part in this proxy statement/prospectus or any filing or amendment or supplement relating thereto, (iv) the failure to recommend against any then-pending tender or exchange offer that constitutes an acquisition proposal within ten business days after it is announced or (v) the failure, within ten business days of a request by JR following the public announcement of an acquisition proposal, to reaffirm the Dakota Board Recommendation.
Expenses
Whether or not the transactions are consummated, all costs and expenses incurred in connection with the merger agreement and the consummation of the transactions will be borne by the party incurring such expenses.

Amendment
The merger agreement may be amended at any time by written agreement of JR, Dakota and the merger subsidiaries, provided, that, after the (i) receipt of the required approvals of the JR stockholders, no amendment may be made which by law requires further approval of JR’s stockholders without such further approval. and (ii) receipt of the required approvals of Dakota’s stockholders, no amendment may be made which by law requires further approval of Dakota’s stockholders without such further approval.
Extension of Time and Waiver
At any time prior to the effective time of the First Merger, the parties may:
•
extend the time for the performance of any of the obligations of the other party;

•
waive any uncured inaccuracies in the representations and warranties of the other party contained in the merger agreement; and

•
waive compliance with any of the agreements of the other party or conditions contained in the merger agreement.

Any extension or waiver or failure to insist on strict compliance with an obligation, covenant or agreement in the merger agreement will not operate as a waiver of, or estoppel with respect to, any subsequent or other failure. In the event that a condition to the merger agreement is waived, Dakota and JR, as applicable, currently intend to evaluate the materiality of any such waiver and its effect on Dakota’s stockholders or JR’s, as applicable, in light of the facts and circumstances at the time to determine whether any re-solicitation of proxies is required in light of such waiver.

ANCILLARY AGREEMENTS
Dakota Stockholder Support Agreements
In connection with the execution of the merger agreement, JR and Dakota entered into the Support Agreements with each of Alex Morrison, Gerald Aberle and Stephen O’Rourke, a copy of the form of which is attached as Annex B to this proxy statement/prospectus. Pursuant to the Support Agreements, certain stockholders holding approximately 7.43% of the issued and outstanding shares of Dakota common stock have agreed to, among other things: (i) vote in favor of the transactions contemplated by the merger agreement, (ii) vote against and withhold consent with respect to any merger, purchase of all or substantially all of Dakota’s assets or other similar business combination transaction other than those contemplated by the merger agreement, (iii) be bound by certain transfer restrictions with respect to the common stock of Dakota held by the stockholder; and (iv) do all things reasonably necessary, proper or advisable to consummate the transactions contemplated by the merger agreement and not take any action that would reasonably be expected to prevent or delay the satisfaction of any of the conditions to those transactions, in each case, subject to the terms and conditions of the Support Agreements.
Each Support Agreement will terminate in its entirety, and be of no further force or effect, upon the earliest to occur of (i) the Effective Time (as defined in the merger agreement) and (ii) the written agreement of JR, Dakota and the stockholder. Upon such termination of the Support Agreement, all obligations of the parties under the Support Agreement will terminate, without any liability or other obligation on the part of any party thereto to any person in respect thereof or the transactions contemplated hereby, and no party thereto will have any claim against another (and no person will have any rights against such party), whether under contract, tort or otherwise, with respect to the subject matter thereof; provided, however, that the termination of the Support Agreements will not relieve any party thereto from liability arising in respect of any breach of the Support Agreement prior to such termination.

PER SHARE MARKET PRICE AND DIVIDEND INFORMATION
Dakota common stock is listed for quotation on the OTCQB operated by OTC Markets Group Inc. under the symbol “DTRC.” The market for Dakota’s common stock on the OTCQB is limited, sporadic and highly volatile. The quotations reflect inter-dealer prices without retail mark-up, mark-down or commission and may not represent actual transactions.
On May 13, 2021, the last trading day before the announcement of the transactions, the last sale price of Dakota common stock reported on the OTCQB was $4.28, and $      on      , 2021, the latest practicable date prior to the date of this proxy statement/prospectus.
As of October 20, 2021, the latest practicable date prior to the date of this proxy statement/prospectus, there were approximately 1,011 holders of record of Dakota common stock. Dakota has applied for listing of its common stock on the NYSE American to be effective at, or around the time of, the closing of the mergers.
Dakota only paid one cash dividend on its Dakota common stock and has no intention to do so again in the foreseeable future, although it is not prohibited from paying dividends pursuant to any agreement or contract. Following the transactions, JR also does not expect to pay cash dividends on its Dakota common stock, but instead intends to retain its capital resources for reinvestment in its business.
JR, as a privately held Nevada corporation, does not have historical sale price data because there is no established public trading market for its common stock. As of October 20, 2021, the latest practicable date prior to the date of this proxy statement/prospectus, there were approximately 1,082 holders of record of JR common stock.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED COMBINED FINANCIAL INFORMATION
(Unaudited, expressed in United States dollars, except for per share amounts)
	Dakota Territory Resource Corp.	JR Resources Corp.	Pro Forma Adjustments	Notes	Pro Forma
Consulting	—	670,920	149,434	4(a)	820,354
Exploration costs	673,545	271,853	(156,679)	4(a)	788,719
Office, travel and general	—	515,104	58,079	4(a)	573,186
Professional fees	—	634,241	415,261	4(a)	1,049,503
General and administrative expenses	1,160,979	—	(1,160,979)	4(a)	—
Loss from operations	(1,834,524)	(2,092,118)	694,884		(3,231,759)
Other income (expense)
Foreign exchange income	—	79,001	—		79,001
Interest income	7,204	32,443	(5,204)	4(a)	34,443
Interest expense	(1,337,721)	—	1,337,721	4(c)	—
Gain on derivatives	—	27,087,667	(27,087,667)	4(b)	—
	(1,330,517)	27,199,111			113,444
Net income (loss)	$(3,165,041)	$25,520,417			(3,118,315)
Basic and diluted earnings (loss) per share	(0.12)	0.81			(0.05)
Weighted average shares outstanding
Basic and diluted	25,904,749	32,106,817	(18,318,020)		39,693,546
The accompanying notes are an integral part of these pro forma financial statements.

Dakota Gold Corp.
Pro Forma Notes to the Financial Statements
For the year ended March 31, 2021
(Unaudited, expressed in United States dollars, unless otherwise stated)
1. BASIS OF PRESENTATION
These unaudited pro forma financial statements have been prepared in connection with the proposed transaction between JR Resources Corp. (“JR”) and Dakota Territory Resource Corp. (“Dakota”) (the “Transaction”).
These unaudited pro forma financial statements have been prepared using information derived from, and should be read in conjunction with, the consolidated financial statements of JR for the year ended March 31, 2021 and the consolidated financial statements of Dakota for the year ended March 31, 2021. The historical annual financial statements of the JR and Dakota were prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). These pro forma financial statements have been compiled from and include:
a) An unaudited pro forma statement of operations for the year ended March 31, 2021 combining:
i.
The consolidated statement of operations of JR for the year ended March 31, 2021;

ii.
The consolidated statement of operations of Dakota for the year ended March 31, 2021; and

iii.
The adjustments described in note 4.

The unaudited pro forma statement of operations for the year ended March 31, 2021 have been prepared as if the Transaction had occurred on April 1, 2020.
The unaudited pro forma financial statements are not intended to reflect the financial performance of JR which would have resulted had the Transaction been effected on the date indicated. Actual amounts recorded upon completion of the proposed Transaction will likely differ from those recorded in the unaudited pro forma financial statements and such differences could be material. Any potential synergies that may be realized and integration costs that may be incurred on completion of the Transaction have been excluded from the unaudited pro forma financial information. Further, the pro forma financial information is not necessarily indicative of the results of operations that may be obtained in the future.
2. SIGNIFICANT ACCOUNTING POLICIES
The accounting policies used in preparing the unaudited pro forma financial statements are set out in JR’s audited consolidated financial statements for the year ended March 31, 2021. In preparing the unaudited pro forma financial statements, a preliminary review was undertaken to identify any accounting policy differences between the accounting policies used by Dakota and those of JR where the impact was potentially material and could be reasonably estimated. The significant accounting policies of Dakota conform, in all material respects, to those of JR. A final review will be completed after closing to ensure all differences have been identified and recognized. Certain expenses have been reclassified to conform to the Company’s consolidated financial statement presentation.
3. DESCRIPTION OF THE TRANSACTION
Under the terms of the Transaction between JR and Dakota, Dakota stockholders will receive one share of JR for each share of Dakota. JR stockholders will continue to hold shares of JR. Immediately prior to the closing of the Transaction, JR will complete a reverse share split such that the total number of JR shares will be proportionally reduced to 35,641,667 JR shares.
In addition, at the closing of the Transaction, (i) each outstanding option to purchase Dakota common stock, whether vested or unvested, will be assumed and converted into an option with respect to a number of shares of JR common stock in the manner set forth in the Amended and Restated Agreement and Plan of Merger , dated as of September 10, 2021, by and among Dakota, JR, Merger Sub I and Merger Sub II (the

Dakota Gold Corp.
Pro Forma Notes to the Financial Statements
For the year ended March 31, 2021
(Unaudited, expressed in United States dollars, unless otherwise stated)
“Amended Agreement”), (ii) each outstanding award of restricted stock units with respect to shares of Dakota common stock will be assumed and converted into the right to receive an award of restricted stock units representing a right to receive a number of shares of JR common stock in the manner set forth in the Amended Agreement, and (iii) JR will change its name to “Dakota Gold Corp.”
The completion of the Transaction is subject to customary closing conditions for a transaction of this nature, including securities law compliance, the approval of JR stockholders and the approval of Dakota stockholders.
4. PRO FORMA ASSUMPTIONS AND ADJUSTMENTS
The unaudited pro forma financial statements reflect the following assumptions and adjustments to give effect to the Transaction, as if the Transaction had occurred on April 1, 2020 for the consolidated income statements. The Company is not aware of any additional reclassifications that would have a material impact on the unaudited pro forma financial information that are not reflected in the pro forma adjustments. Assumptions and adjustments made are as follows:
a)
To reflect the Transaction as if it had occurred on April 1, 2020, the results of Dakota for the period from consolidation in JR to March 31, 2021 have been adjusted to reflect the 12 month operations of Dakota in the pro forma statement of operations. This also includes adjustments to conform the financial statements to the financial statement line items presented by JR.

b)
The gain on derivative assets recorded in JR’s statement of operations has been adjusted as the gain on derivative assets would have been eliminated on consolidation had the Transaction occurred on April 1, 2020 and is thus excluded from the pro forma statement of operations.

c)
The interest expense incurred by Dakota was incurred as part of the Transaction with JR in the year and would have been eliminated on consolidation had the Transaction occurred on April 1, 2020 and is thus excluded from the pro forma statement of operations.

5. PRO FORMA SHARE CAPITAL
After giving effect to the pro forma adjustments described in note 3, the Company’s issued and outstanding share capital would be as follows:
	Common Shares	Amount
Issued and outstanding, March 31, 2021	48,698,602	$48,699
Reverse stock split	(12,968,935)	(12,969)
Share consideration issued in connection with the Transaction	56,197,331	56,197
Pro forma balance as at March 31, 2021	91,838,998	$91,839
6. PRO FORMA INCOME AND COMPREHENSIVE INCOME PER SHARE
Pro forma basic and diluted loss per share for the year ended March 31, 2021 has been calculated based on the actual weighted average number of common shares of the Company outstanding for the respective

Dakota Gold Corp.
Pro Forma Notes to the Financial Statements
For the year ended March 31, 2021
(Unaudited, expressed in United States dollars, unless otherwise stated)
periods; as well as the number of common shares issued in connection with the Transaction as if such shares had been outstanding since April 1, 2020:
Year ended March 31, 2021
Pro forma net loss	$(3,118,315)
Actual weighted average number of basic and diluted common shares outstanding	32,110,916
Net impact of reverse stock split and additional common shares issued in connection with the Transaction (thousands) (note 3)	43,228,396
Pro forma weighted average number of basic and diluted common shares outstanding	39,693,546
Pro forma basic and diluted loss per share	0.05

INFORMATION ABOUT JR
JR Resources Corp. was incorporated under the laws of the Province of British Columbia, Canada on November 15, 2017. JR subsequently continued to the State of Nevada on May 26, 2020. JR is privately held and is focused on investing in mineral resource development opportunities and providing support to management teams as they move projects forward. JR’s sole investment and focus is its investment in Dakota Territory Resource Corp. and the completion of the mergers described herein and the merger agreement.
Jonathan Awde serves as a director and also as JR’s Chief Executive Officer and holds the positions of President, Treasurer and Secretary. Mac Jackson and William Gehlen serve as JR’s other two directors.
Changes in and Disagreements with Accountants
None.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION OF JR
This management’s discussion and analysis should be read in conjunction with the audited annual financial statements for the fiscal years ended March 31, 2021 and 2020 and the condensed consolidated financial statements for the three months ended June 30, 2021 and 2020 (together, the “Financial Statements”) of JR Resources Corp. (for purposes of this section, referred to as “we”, “us”, “our”, the “Company” and “JR”) and notes thereto as set forth herein. Readers are also urged to carefully review and consider the various disclosures made by us, which attempt to advise interested parties of the factors which affect our business.
The Financial Statements are stated in United States dollars and are prepared in accordance with United States generally accepted accounting principles.
Overview
In May 2020, JR entered into an agreement with Dakota (the “Agreement”) whereby Dakota granted JR the right to purchase up to 35,641,667 shares of common stock of Dakota at $0.60 per share (approximately 64% on a fully diluted basis) in one or more closings on or prior to October 15, 2020. Upon execution of the Agreement, the Company and Dakota entered into an amended and restated promissory note in the amount of $1,450,000, of which $300,000 was advanced in February 2020 and $1,150,000 was advanced in May 2020.
In October 2020, the Company and Dakota effected the first closing under the Agreement whereby JR purchased 17,416,667 shares of common stock of Dakota for aggregate consideration of $10,450,000, including $9,000,000 in cash and $1,450,000 upon conversion of the principal amount of the May 2020 promissory note. In addition, the Company and Dakota entered into amending agreements on October 15, 2020 and February 15, 2021 whereby (i) it was agreed to extend the balance of the May 2020 purchase right until March 17, 2021, and would allow JR the option to purchase up to an additional 18,225,000 shares of common stock for up to an additional $10,935,000, and (ii) Dakota created two director vacancies and agreed to allow for two JR nominees to be appointed, of which a nominee was appointed as a director to fill one vacancy on October 15, 2020. Immediately after the first closing, the Company owned 49.42% of Dakota’s common stock outstanding and had the right to purchase a further 18,225,000 shares of Dakota common stock. In addition, the Company substantially controlled the operational and financial decisions of Dakota though contractual agreement related to the use of the investment proceeds.
In March 2021, the Company and Dakota effected the second and final closing under the Agreement, as amended, whereby JR purchased 18,225,000 shares of common stock of Dakota for an aggregate consideration of $10,935,000, $10,635,000 in cash and $300,000 upon conversion of the principal amount of a promissory note issued in January 2021. The Company’s interest in Dakota increased from 49.42% on the first closing to 63.42% and the Company maintained control of Dakota.
In May 2021, the Company entered into a definitive merger agreement with Dakota (“Merger Agreement”). Pursuant to the Merger Agreement, the Company and Dakota would incorporate a new company (“NewCo”) that would acquire all of the outstanding securities of Dakota and of the Company in exchange for securities of NewCo (the “Merger”). Under the Merger Agreement, stockholders of the Company would receive a number of NewCo shares of common stock equal to their percentage shareholding in JR multiplied by the 35,641,667 Dakota shares that JR owns. Under the Merger Agreement, stockholders of Dakota other than JR would receive one share of common stock of NewCo for each share of common stock of Dakota.
In addition, under the Merger Agreement, at the closing of the Merger, (i) each outstanding option to purchase Dakota common stock, whether vested or unvested, would be assumed and converted into an option with respect to a number of shares of NewCo common stock in the manner set forth in the Merger Agreement, (ii) each outstanding warrant to purchase JR common stock, whether or not exercisable, would be assumed and converted into a warrant with respect to a number of shares of NewCo common stock in the manner set forth in the Merger Agreement, (iii) any outstanding awards of restricted stock units with respect to shares of Dakota common stock would be assumed and converted into the right to receive an award of restricted stock units representing a right to receive a number of shares of NewCo common stock in the manner set forth in the Merger Agreement, and (iv) NewCo would change its name to “Dakota Gold Corp.”
Under the Merger Agreement, the completion of the Merger was subject to customary closing conditions for a transaction of this nature, including securities law compliance, the approval of JR stockholders and the approval of Dakota stockholders. In addition, under the Merger Agreement, in connection with the Merger, the Company and Dakota intended to cause NewCo to prepare and file a registration statement on Form S-4 with the U.S. Securities and Exchange Commission (the “SEC”).
In September 2021, the Company amended the closing mechanics in respect to the Merger with Dakota without any changes to the economic considerations of the JR stockholders and Dakota stockholders. Pursuant to the Amended and Restated Agreement and Plan of Merger Agreement:
•
Dakota stockholders will receive one share of JR (which will be renamed Dakota Gold Corp. prior to closing) for each share of Dakota;

•
JR stockholders will continue to hold shares of JR (which will be renamed Dakota Gold Corp. prior to closing); and

•
Immediately prior to the closing of the Merger, JR will complete a reverse share split such that the total number of JR shares will be proportionately reduced to 35,641,667 JR shares.

There can be no assurance that the necessary approvals will be obtained, or the structure of the merger will be as outlined, or completed at all.
Our goal is to create stockholder value through the acquisition, responsible exploration and future development of high caliber gold properties in the Homestake District of South Dakota through the investment in Dakota and the potential Merger. The Company and Dakota management and technical teams have mining and exploration experience in the Homestake District with Homestake Mining Company, which we believe has uniquely positioned Dakota Territory to leverage our direct experience and knowledge of past exploration endeavors to focus our programs at the point where Homestake Mining Company left off in the 1990’s.
The Homestake District of South Dakota has yielded approximately 44.6 million ounces of gold production from the 100 square mile area known as the Homestake District. Despite the gold endowment of the area, we believe the District is generally underexplored and lacks a concerted effort to search for gold under the cover of younger sedimentary and igneous rocks that dominate the surface. The Homestake District of South Dakota is a safe low-cost jurisdiction with well-developed mining infrastructure and is a jurisdiction in which regulatory authorities have consistently demonstrated a willingness to work with responsible operators to permit well-planned compliant projects.
Since 2012, Dakota has consistently pursued a strategy of expanding our portfolio of brownfields exploration properties located exclusively within the Homestake District to build a dominant land position with the goal of consolidating the remaining mineral potential. Dakota property acquisitions have been based on our past exploration experiences, the extensive data sets we have assembled over the past 8 years, and new research Dakota has conducted on the gold system that created the District. The Company, through Dakota, currently holds eight brownfield project areas in the district comprised of 976 unpatented claims and a combination of surface and mineral leases covering a total of approximately 19,604 acres. We have not established that any of our projects or properties contain any proven or probable reserves under SEC Industry Guide 7.
Planned Activities
Our planned activities during fiscal 2022 are focused on advancing our Homestake District property and to continue to build on our overall property position in the Homestake District of South Dakota.
We continue to model data acquired by our broad high definition airborne geophysical survey to enhance our current drill targets, as well as to screen other areas of interest within the district. We have budgeted for several field sampling /mapping programs and to continue to locate and add historic information to our extensive data sets. We have planned to complete site preparations, and to conduct our first drill program on the deep Maitland iron-formation target and other tertiary-replacement targets in the Maitland area. Additionally, our budget provides for the commencement of necessary permit work for the Homestake District Property and provides for our general operating expenses and the maintenance of the Company’s mining claims and leases.
Table: Fiscal Year 2022 Proposed Exploration Expenditures (millions)
General & administrative	$3.4
Drilling, Field programs/Met Testing/Data Compilation	$6.2
Property Acquisition	$3.8
TOTAL	$13.4
Since we are an exploration stage company and have not generated revenues to date, our cash flow projections are subject to numerous contingencies and risk factors beyond our control, including exploration and development risks, competition from well-funded competitors, and our ability to manage growth. We can offer no assurance that our expenses will not exceed our projections.
Liquidity and Capital Resources
We are an exploration-stage company and do not generate revenues. As such, we finance our operations and the acquisition and exploration of our mineral properties through the issuance of share capital.
As of June 30, 2021, we had working capital of approximately $23,642,000 and our retained earnings as of June 30, 2021 was approximately $17,385,000. We had a net loss for the three months ended June 30, 2021 of approximately $12,843,000. During the three months ended June 30, 2021, Dakota issued 2,311,000 shares of common stock at a price of $4.50 per share, for proceeds of approximately $10,399,500.
In addition, subsequent to June 30, 2021, Dakota entered into a series of substantially similar subscription agreements pursuant to which the Company issued and sold to certain investors, in the final tranche of the Private Placement, an aggregate of 120,550 shares of common stock at a price of $4.50 per share, for gross proceeds of $542,475. In aggregate with the first tranche issuance of 2,311,000 shares of common stock for gross proceeds of $10,399,500, and the second tranche issuance of 8,734,611 shares of common stock for $39,305,750 closed in July 2021, Dakota issued a total of 11,166,161 shares of common stock for total gross proceeds of $50,247,725.
During our fiscal year ending March 31, 2022, we plan to spend approximately $13.4 million. The timing of these expenditures is dependent upon a number of factors, including the availability of contractors.
Results of Operations
Three months ended June 30, 2021 and 2020
Revenue
We had no operating revenues during the three months ended June 30, 2021 and 2020. Our normal operation is currently not profitable. For the three months ended June 30, 2020, the Company recorded a gain on derivative assets of approximately $34,764,000 in connection to the Agreement. As a result of this gain, we had an accumulated retained earnings of approximately $17,385,000 as of June 30, 2021.
Exploration Costs
During the three months ended June 30, 2021 and 2020, our exploration costs totaled approximately $2,184,000 and $13,000, respectively. Included in these costs were payments of annual claim maintenance fees related to our mineral properties. The increase year over year related to the Company having additional funds from financing to carry out the airborne geophysical survey and review and compilation of historical geological data.

General and Administrative
Our general and administrative expenses for the three months ended June 30, 2021 and 2020 were approximately $12,912,000 and $389,000, respectively. These expenditures were primarily for approximately $10,600,000 of share-based compensation expense in the three months ended June 30, 2021, legal, accounting & professional fees, investor relations and other general and administrative expenses necessary for our operations.
We had losses from operations for the three months ended June 30, 2021 totaling approximately $12,912,000 and losses of approximately $389,000 for the three months ended June 30, 2020. We had total net losses for the three months ended June 30, 2021 of approximately $12,843,000 and net income of approximately $34,385,000 for the three months ended June 30, 2020. During the three months ended June 30, 2020, and in connection with the Agreement, we recorded a gain on derivative assets of approximately $2,529,000 in relation to the conversion of the promissory note with Dakota and a gain on derivative assets of approximately $32,235,000 related to the detachable option agreement providing the Company the right to acquire a total of 35,641,667 shares of Dakota common stock.
Off-Balance Sheet Arrangements
For the three months ended June 30, 2021 and 2020, we had no off-balance sheet arrangements.
Fiscal years ended March 31, 2021 and 2020
Revenue
We had no operating revenues during the fiscal years ended March 31, 2021 and 2020. Our normal operation is currently not profitable. For the fiscal year ended March 31, 2021, the Company recorded a gain on derivative assets of approximately $27,088,000 in connection to the Agreement. As a result of this gain, we had an accumulated retained earnings of approximately $25,679,000 as of March 31, 2021.
Exploration Costs
During the years ended March 31, 2021 and 2020, our exploration costs totaling approximately $272,000 and $48,000, respectively. Included in these costs were for payments of annual claim maintenance fees related to our mineral properties. The increase year over year related to the company having additional funds from financing to carry out the airborne geophysical survey and review and compilation of historical geological data.
General and Administrative
Our general and administrative expenses for the years ended March 31, 2021 and March 31, 2020 were approximately $2,092,000 and $169,000, respectively. These expenditures were primarily for consulting, legal, accounting & professional fees, investor relations and other general and administrative expenses necessary for our operations.
We had income (loss) before income taxes from operations for the fiscal year ended March 31, 2021 totaling approximately $25,107,000 and loss of $193,000 for the fiscal year ended March 31, 2020. We had net income for the fiscal year ended March 31, 2021 of approximately $26,011,000 and net loss of $193,000 for the fiscal year ended March 31, 2020.
During the fiscal year ended March 31, 2021, and in connection with the Agreement with Dakota, we recorded a gain on derivative assets of $1,837,000 in relation to the conversion of the promissory note with Dakota and a gain on derivative assets of $25,251,000 related to the detachable option agreement providing the Company the right to acquire a total of 35,641,667 shares of Dakota common stock.
Off-Balance Sheet Arrangements
For the fiscal years ended March 31, 2021 and 2020, we had no off-balance sheet arrangements.

Critical Accounting Estimates
Management’s discussion and analysis of financial condition and results of operations is based on the Financial Statements, which have been prepared in accordance with U.S. GAAP. Preparation of financial statements requires management to make assumptions, estimates and judgments that affect the reported amounts of assets, liabilities, revenues, costs and expenses, and the related disclosures of contingencies. Management bases its estimates on various assumptions and historical experience, which are believed to be reasonable; however, due to the inherent nature of estimates, actual results may differ significantly due to changed conditions or assumptions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our financial statements are fairly presented in accordance with U.S. GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. Management believes that the following critical accounting estimates and judgments have a significant impact on our financial statements; Valuation of options granted to Dakota directors and officers using the Black-Scholes model, valuation of the derivative assets using the Black-Scholes model, and the fair value of mineral properties. The accounting policies are described in greater detail in Note 2 to our audited annual financial statements for the fiscal year ended March 31, 2021.

INFORMATION ABOUT DAKOTA
Dakota was incorporated in Nevada in 2002. Dakota is engaged in the business of acquisition and exploration of mineral properties within the Homestake District of South Dakota. To date, while no development or mining activities have commenced, Dakota’s strategy is to move projects from exploration to development and finally on to mining as results of exploration may dictate. Dakota’s management and technical teams have extensive mining and exploration experience in the Homestake District and it intends to leverage its experience together with its business presence in South Dakota to create value for our stockholders. Dakota currently holds eight brownfield project areas in the district comprised of 976 unpatented claims and a combination of surface and mineral leases covering a total of approximately 19,604 acres.
Dakota’s principal executive offices are located at 106 Glendale Drive, Suite A, Lead, South Dakota, 57754, and its telephone number is (605) 906-8363.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION OF DAKOTA
This management’s discussion and analysis should be read in conjunction with the financial statements of Dakota Territory Resource Corp. (for purposes of this section, referred to as “we”, “us”, “our”, the “Company” and “Dakota”) and notes thereto as set forth herein. Readers are also urged to carefully review and consider the various disclosures made by Dakota, which attempt to advise interested parties of the factors which affect our business, including without limitation, the disclosures made under “Risk Factors” in Dakota’s Annual Report on Form 10-K for the year ended March 31, 2021.
Our audited financial statements are stated in United States dollars and are prepared in accordance with United States generally accepted accounting principles.
On May 13, 2021, the Dakota board approved a reverse stock split of Dakota’s common stock at a ratio of 1-for-4. All share numbers and common stock prices presented give effect to the reverse split.
Overview
Our goal is to create stockholder value through the acquisition, responsible exploration and future development of high caliber gold properties in the Homestake District of South Dakota. Our management and technical teams have more than 50 combined years of mining and exploration experience in the Homestake District with Homestake Mining Company, which we believe has uniquely positioned Dakota to leverage our direct experience and knowledge of past exploration endeavors to focus our programs at the point where Homestake Mining Company left off in the 1900s.
The Homestake District of South Dakota has yielded approximately 44.6 million ounces of gold production from the 100 square mile area known as the Homestake District. Despite the gold endowment of the area, we believe the Homestake District is generally underexplored and lacks a concerted effort to search for gold under the cover of younger sedimentary and igneous rocks that dominate the surface. The Homestake District of South Dakota is a safe low-cost jurisdiction with well-developed mining infrastructure and is a jurisdiction in which regulatory authorities have consistently demonstrated a willingness to work with responsible operators to permit well-planned compliant projects.
Since 2012, we have consistently pursued a strategy of expanding our portfolio of brownfields exploration properties located exclusively within the Homestake District to build a dominant land position with the goal of consolidating the remaining mineral potential. Our property acquisitions have been based on our past exploration experiences, the extensive data sets we have assembled over the past 8 years, and new research Dakota has conducted on the gold system that created the Homestake District. Dakota currently holds eight brownfield project areas in the district comprised of 976 unpatented claims and a combination of surface and mineral leases covering a total of approximately 19,604 acres. We have not established that any of our projects or properties contain any proven or probable reserves under SEC Industry Guide 7.
Planned Activities
Our planned activities during fiscal 2022 are focused on advancing our Maitland, Blind Gold, City Creek and Tinton gold exploration properties and to continue to build on our overall property position in the Homestake District of South Dakota.
We continue to model data acquired by our broad high definition airborne geophysical survey to enhance our current drill targets, as well as to screen other areas of interest within the Homestake District. We have budgeted for several field sampling/mapping programs and to continue to locate and add historic information to our extensive data sets. We have planned to complete site preparations and to conduct our first drill program on the deep Maitland iron-formation target and other tertiary-replacement targets in the Maitland area. Additionally, our budget provides for the commencement of necessary permit work for the Blind Gold, Tinton and City Creek Properties and provides for our general operating expenses and the maintenance of Dakota’s mining claims and leases.

Table: Fiscal Year 2022 Proposed Exploration Expenditures (millions)
General & administrative	$3.4
Drilling, Field programs/Met Testing/Data Compilation	$6.2
Property Acquisition	$3.8
TOTAL	$13.4
Since we are an exploration stage company and have not generated revenues to date, our cash flow projections are subject to numerous contingencies and risk factors beyond our control, including exploration and development risks, competition from well-funded competitors, and our ability to manage growth. We can offer no assurance that our expenses will not exceed our projections.
Liquidity and Capital Resources
We are an exploration-stage company and do not generate revenues. As such, we finance our operations and the acquisition and exploration of our mineral properties through the issuance of share capital.
As of June 30, 2021, we had working capital of approximately $23,451,000 and our accumulated deficit as of June 30, 2021 was approximately $20,724,000. We had a net loss for the three months ended June 30, 2021 of approximately $12,181,000. On June 23, 2021, we issued 2,311,000 shares of common stock at a price of $4.50 per share, for proceeds of approximately $10,399,500.
During our fiscal year ending March 31, 2022, we plan to spend approximately $13.4 million. The timing of these expenditures is dependent upon a number of factors, including the availability of contractors.
Results of Operations
Three months ended June 30, 2021 and 2020
Revenue
We had no operating revenues for the three months ended June 30, 2021 and 2020. We are not currently profitable. As a result of ongoing operating losses, we had an accumulated deficit of approximately $20,724,000 as of June 30, 2021.
Exploration Costs
During the three months ended June 30, 2021 and 2020, our exploration costs were approximately $2,184,000 and $126,000, respectively. Included in these costs were share-based compensation and payments of annual claim maintenance fees related to our mineral properties. The increase year over year related to $1,916,030 of share-based compensation expense in the three months ended June 30, 2021 and having additional funds as a result of the financing proceeds from JR pursuant to the Agreement, which funded the airborne geophysical survey and review and compilation of historical geological data.
General and Administrative
Our general and administrative expenses for the three months ended June 30, 2021 and 2020 were approximately $9,906,000 and $152,000, respectively. These expenditures were primarily for $8,688,218 of share-based compensation expense in the three months ended June 30, 2021, legal, accounting & professional fees, investor relations and other general and administrative expenses necessary for our operations.
We had losses from operations for the three months ended June 30, 2021 and 2020 totaling approximately $12,089,000 and $278,000, respectively. We had total net losses for the three months ended June 30, 2021 and 2020 of approximately $12,181,000 and $346,000, respectively. We incurred interest expense from notes payable for the three months ended June 30, 2021 and 2020, respectively, in the amounts of $101 and $69,744 and recognized a loss on settlement of related party debt of $92,045 and $0, respectively. Our money market account generated interest income during the three months ended June 30, 2021 and 2020, respectively, in the amounts of $237 and $2,000.

Off-Balance Sheet Arrangements
For the three months ended June 30, 2021 and 2020, we have off-balance sheet arrangements for annual payments in relation to the mineral leases as disclosed in Note 3 of our interim financial statements for the quarter ended June 30, 2021.
Fiscal years ended March 31, 2021 and 2020
Revenue
We had no operating revenues during the fiscal years ended March 31, 2021 and 2020. We are not currently profitable. As a result of ongoing operating losses, we had an accumulated deficit of approximately $8,543,000 as of March 31, 2021.
Exploration Costs
During the years ended March 31, 2021 and 2020, our exploration costs totaling approximately $674,000 and $100,000, respectively. Included in these costs were for payments of annual claim maintenance fees related to our mineral properties. The increase year over year related to the company having additional funds as a result of the Agreement, which funded the airborne geophysical survey and review and compilation of historical geological data.
General and Administrative
Our general and administrative expenses for the fiscal years ended March 31, 2021 and March 31, 2020 were approximately $1,161,000 and $1,001,000, respectively. These expenditures were primarily for legal, accounting & professional fees, investor relations and other general and administrative expenses necessary for our operations.
We had losses from operations for the fiscal years ended March 31, 2021 and 2020 totaling approximately $1,835,000 and $1,101,000, respectively. We had a net loss for the fiscal years ended March 31, 2021 and 2020 of approximately $3,165,000 and $1,114,000, respectively. We incurred interest expense from notes payable for the fiscal years ended March 31, 2021 and 2020, respectively, in the amounts of approximately $1,338,000 and $13,000. During the year ended March 31, 2021, and in connection with the Agreement with JR, we allocated $1,305,000 of the proceeds received from a $1,450,000 promissory note to a detachable option agreement providing JR the right to acquire a total of 35,641,667 shares of our common stock. The amount allocated to the option agreement was recognized in equity and as a discount on the promissory note. Such discount was to be recognized as additional interest expense over the life of the note using the effective interest method. On October 15, 2020, and as a part of the first closing of our agreement with JR, the promissory note to JR was converted into 2,416,6667 shares of the Company’s common stock resulting in the full $1,305,000 discount being recognized as interest expense during the year ended March 31, 2021. In addition, approximately $16,000 of a discount recognized on related party notes was recognized as additional interest expense in the year ended March 31, 2021. Our money market account generated approximately $7,200 of interest income during the year ended March 31, 2021.
Off-Balance Sheet Arrangements
For the fiscal years ended March 31, 2021 and 2020, we have off-balance sheet arrangements for annual payments in relation to the mineral leases as disclosed in Note 4 of our audited annual financial statements for the fiscal year ended March 31, 2021.
Critical Accounting Estimates
Management’s discussion and analysis of financial condition and results of operations is based on our financial statements, which have been prepared in accordance with US GAAP. Preparation of financial statements requires management to make assumptions, estimates and judgments that affect the reported amounts of assets, liabilities, revenues, costs and expenses, and the related disclosures of contingencies. Management bases its estimates on various assumptions and historical experience, which are believed to be reasonable; however, due to the inherent nature of estimates, actual results may differ significantly due to changed conditions or assumptions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our financial statements are fairly presented in accordance with US GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. Management believes that the following critical accounting estimates and judgments have a significant impact on our financial statements: valuation of options granted to directors and officers using the Black-Scholes model and fair value of mineral properties. The accounting policies are described in greater detail in Note 2 to our audited annual financial statements for the fiscal year ended March 31, 2021.
Quantitative and Qualitative Disclosures About Market Risk
Not applicable.

EXECUTIVE COMPENSATION OF DAKOTA GOLD
Summary Compensation Table
The following table sets forth information regarding the named executive officers of JR who will serve as executive officers of Dakota Gold following the completion of the transactions. For a description of the management of the combined company after the completion of the transactions, see “Management of JR” beginning on page 91.
Name and Principal Position	Year	Salary ($)	Stock Awards ($)	Non-Equity Incentive Plan Compensation ($)	Total ($)
Jonathan Awde, Chief Executive Officer	2021	52,500	—	—	52,500
Gerald Aberle, Chief Operating Officer	2021	—	—	—	—
Shawn Campbell, Chief Financial Officer	2021	—	—	—	—
Narrative Disclosure to Summary Compensation Table
In the fiscal year ended March 31, 2021, JR paid $52,500 to Jonathan Awde as compensation for his services as chief executive officer of the company.
JR has not paid compensation to Gerald Aberle or Shawn Campbell. Neither Mr. Aberle nor Mr. Campbell are currently employed by JR and will not be employed by JR until the completion of the transactions.
Outstanding Equity Awards at Fiscal Year-End
There were no outstanding equity awards as of March 31, 2021.
Director Compensation
JR has not paid compensation to its directors.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS OF JR
William Gehlen Employment Agreement
Effective on January 1, 2021, JR entered into an employment agreement with William Gehlen, pursuant to which Mr. Gehlen serves as the Manager of Geology of JR and receives a salary of C$190,000 per year. Mr. Gehlen will continue to be employed by Dakota Gold following completion of the mergers.
Dakota Stockholders Support Agreement
In connection with the execution of the merger agreement, JR and Dakota entered into the Support Agreements with each of Alex Morrison, Gerald Aberle and Stephen O’Rourke, a copy of the form of which is attached as Annex B to this proxy statement/prospectus. Pursuant to the Support Agreements, certain stockholders holding approximately 7.43% of the issued and outstanding shares of Dakota common stock have agreed to, among other things: (i) vote in favor of the transactions contemplated by the merger agreement, (ii) vote against and withhold consent with respect to any merger, purchase of all or substantially all of Dakota’s assets or other similar business combination transaction other than those contemplated by the merger agreement, (iii) be bound by certain transfer restrictions with respect to the common stock of Dakota held by the stockholder; and (iv) do all things reasonably necessary, proper or advisable to consummate the transactions contemplated by the merger agreement and not take any action that would reasonably be expected to prevent or delay the satisfaction of any of the conditions to those transactions, in each case, subject to the terms and conditions of the Support Agreements.
Each Support Agreement will terminate in its entirety, and be of no further force or effect, upon the earliest to occur of (i) the Effective Time (as defined in the merger agreement) and (ii) the written agreement of JR, Dakota and the stockholder. Upon such termination of the Support Agreement, all obligations of the parties under the Support Agreement will terminate, without any liability or other obligation on the part of any party thereto to any person in respect thereof or the transactions contemplated hereby, and no party thereto will have any claim against another (and no person will have any rights against such party), whether under contract, tort or otherwise, with respect to the subject matter thereof; provided, however, that the termination of the Support Agreements will not relieve any party thereto from liability arising in respect of any breach of the Support Agreement prior to such termination.
JR Private Placements
In early 2021, JR’s available cash was materially reduced due to certain expenses. As a result, in March of 2021 JR entered into agreements to complete a private placement with certain arm’s length investors, as well as Mr. Awde and Mr. Campbell, to invest under the same terms as under JR’s private placements in 2020. On a pre-JR reverse stock split basis, the terms of the private placement were to purchase units priced at $1.00 per unit, with each unit consisting of one share of JR common stock and one-half of a share purchase warrant. Each whole warrant is exercisable into one share of JR common stock at an exercise price of $1.50 for a period of 5 years. The arm’s length parties subscribed for 250,000 units, Mr. Awde subscribed for 125,000 units and Mr. Campbell subscribed for 325,000 units, which were issued by JR in May 2021.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS OF DAKOTA
Jerikodie Inc. Consulting Agreement
Mr. Gerald Aberle is Dakota’s former president, chief executive officer and is the current chief operating officer. He is also a director and significant stockholder of Dakota and the owner of Jerikodie, Inc. (“Jerikodie”). Under a February 2012 agreement, Jerikodie earns a fixed consulting fee of $9,000 per month, plus approved expenses. In October 2020, Dakota paid Jerikodie $200,000 of the approximate $729,500 owed to it for consulting fees and issued a note payable to Jerikodie for the remaining balance of approximately $529,500 bearing interest at 0.25% per year. On June 1, 2021, Dakota and Jerikodie settled debt of $529,500 through the payment of $376,550 and the issuance of 45,563 shares of common stock. Upon settlement, Dakota recognized all unamortized debt discount on the note totaling $37,876 as interest expense. The fair value of the consideration paid to settle the note exceeded the carrying amount of the note resulting in a loss on settlement of $54,169. During the three months ended June 30, 2021, Dakota engaged a company controlled by a family member of Mr. Aberle, for the purpose of providing general labor and incurred approximately $20,734 in costs. During the three months ended June 30, 2021, Dakota paid Jerikodie $39,238 for consulting fees.
Gerald Aberle Loans
As of March 31, 2020, Dakota owed Mr. Aberle, individually, $20,500 in unsecured loans. These unsecured loans bear interest of 3% per year and are due on demand or when past due. In July 2020, Mr. Aberle was paid in full for these unsecured loans and related accrued interest of $770.
Minera Teles Pires Inc. Consulting Agreement
Mr. Richard Bachman is Dakota’s former chief geological officer. He is also a director and significant stockholder of Dakota and the owner of Minera Teles Pires Inc. (“Minera Teles”). Under an October 2005 agreement that expired in March 2020, Minera Teles earned a $10,000 monthly consulting fee and received $1,500 per month for office rent and expenses. The consulting fee was divided between a $5,000 per month cash payment and a $5,000 per month deferred amount.
Richard Bachman Loans
Dakota also owed Mr. Bachman, individually, $305,145 in unsecured loans. These unsecured loans bear interest at rates ranging from 3% to 4% per year and are due on demand. In June 2020, Dakota repaid $40,145 of unsecured loans, plus accrued interest totaling $6,095. In October 2020, Dakota paid Minera Teles $200,000 for amounts owed for prior services and combined the remaining amount owed of approximately $795,500 with amounts owed under the unsecured loans, including unpaid interest, into a new note in the amount of $1,055,310, bearing interest at 0.25% per year. A payment of $145,000 was made in December 2020. In July 2021, Dakota and Mr. Bachman settled debt of $872,578 through the payment of $425,165 in cash and the issuance of 99,049 Dakota Shares.
WCM Associates, LP Note
In October 2020, Dakota issued a note payable to WCM Associates, LP, an entity controlled by Wm. Chris Mathers, Dakota’s CFO, in the amount of $123,000, bearing interest at 0.25% per year, for amounts owed for consulting fees. The note required an initial payment in the amount of $86,500 due on January 1, 2021 and subsequent payments in the amount of $25,000 plus accrued interest, due on the last day of each quarter, beginning with the quarter ending March 2021, and continuing until the note is fully repaid. On February 4, 2021, the note to WCM Associates, LP was fully paid.
Blind Gold Property Royalty
Messrs. Aberle and Bachman own a 5% net smelter return royalty on the original eighty-four unpatented mining claims comprising the Blind Gold Property. Dakota purchased and cancelled the 5% net smelter return royalty from Messrs Aberle and Bachman on September 1, 2021 for an aggregate purchase price of $50,000.

Dakota Stockholders Support Agreement
In connection with the execution of the merger agreement, JR and Dakota entered into the Support Agreements with each of Alex Morrison, Gerald Aberle and Stephen O’Rourke, the form of which is attached as Annex B to this proxy statement/prospectus. Pursuant to the Support Agreements, certain stockholders holding approximately 7.43% of the issued and outstanding shares of Dakota common stock have agreed to, among other things: (i) vote in favor of the transactions contemplated by the merger agreement, (ii) vote against and withhold consent with respect to any merger, purchase of all or substantially all of Dakota’s assets or other similar business combination transaction other than those contemplated by the merger agreement, (iii) be bound by certain transfer restrictions with respect to the common stock of Dakota held by the stockholder; and (iv) do all things reasonably necessary, proper or advisable to consummate the transactions contemplated by the merger agreement and not take any action that would reasonably be expected to prevent or delay the satisfaction of any of the conditions to those transactions, in each case, subject to the terms and conditions of the Support Agreements.
Each Support Agreement will terminate in its entirety, and be of no further force or effect, upon the earliest to occur of (i) the Effective Time (as defined in the merger agreement) and (ii) the written agreement of JR, Dakota and the stockholder. Upon such termination of the Support Agreement, all obligations of the parties under the Support Agreement will terminate, without any liability or other obligation on the part of any party thereto to any person in respect thereof or the transactions contemplated hereby, and no party thereto will have any claim against another (and no person will have any rights against such party), whether under contract, tort or otherwise, with respect to the subject matter thereof; provided, however, that the termination of the Support Agreements will not relieve any party thereto from liability arising in respect of any breach of the Support Agreement prior to such termination.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF DAKOTA
The following table and accompanying footnotes set forth information with respect to the beneficial ownership of Dakota common stock, as of October 20, 2021, by (1) each individual or entity known by Dakota to beneficially own more than 5% of Dakota outstanding common stock, (2) each of Dakota’s named executive officers, (3) each of Dakota’s directors and director nominees, and (4) all of Dakota’s directors and named executive officers as a group.
A person is a “beneficial owner” of a security if that person has or shares “voting power”, which includes the power to vote or to direct the voting of the security, or “investment power”, which includes the power to dispose of or to direct the disposition of the security or has the right to acquire such powers within 60 days.
To Dakota’s knowledge, unless otherwise noted in the footnotes to the following table, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to their beneficially owned Dakota common stock.
Securities subject to option and restricted share unit grants that have vested or will vest within 60 days are deemed outstanding for calculating the percentage ownership of the person holding the options or restricted share units, but are not deemed outstanding for calculating the percentage ownership of any other person. Percentage computations are based on 70,828,204 shares of Dakota common stock outstanding as of October 20, 2021.
Name and Address of Beneficial Owner(1)	Common Stock of Dakota Beneficially Owned	Percent of Outstanding Shares Beneficially Owned	Percent of Outstanding Shares of JR Beneficially Owned After the Transaction(2)
5% + Holders
JR Resources Corp. 1588 – 609 Granville Street Vancouver, BC V7Y 1H4	35,641,667	50.32%	Nil
Richard Bachman PO BOX 33084, Reno, NV 89533	3,527,781	4.98%	4.98%
Directors and Named Executive Officers
Jonathan Awde	35,770,834(3)	50.50%	9.15%
Gerald Aberle	4,262,230(4)	6.02%	6.02%
Shawn Campbell	100,000(5)	0.14%	0.64%
Alex Morrison	275,313(6)	0.39%	0.39%
Stephen O’Rourke	966,667(7)	1.36%	1.36%
Robert Quartermain	516,667(8)	0.73%	11.22%
Jennifer Grafton	33,333(9)	0.05%	0.05%
Amy Koenig	33,333(9)	0.05%	0.05%
All Directors and Officers as a Group (8 persons)	41,958,377	59.24%	28.63%

(1)
Except as otherwise noted, the business address of each of the named individuals in this table is c/o Dakota Territory Resource Corp., 106 Glendale Drive, Suite A, Lead, SD 57754.

(2)
In addition to the securities described in the table above, includes the ownership of the following JR securities (assuming the completion of the JR reverse stock split on a 1 for 35,641,667/49,398,602 basis) that are currently held by:

a.
6,890,436 shares of JR common stock and 541,133 JR warrants held by Robert Quartermain;

b.
6,259,113 shares of JR common stock and 90,188 JR warrants held by Jonathan Awde; and

c.
234,491 shares of JR common stock and 117,245 JR warrants held by Shawn Campbell.

(3)
Includes 35,641,667 shares of common stock (through control of JR) and 129,167 vested options.

(4)
Consists of 4,179,563 shares of common stock and 91,667 vested options.

(5)
Consists of 100,000 vested options.

(6)
Consists of 214,063 shares of common stock and 61,250 vested options.

(7)
Consists of (i) 187,500 shares of common stock owned individually (ii) 500,000 shares beneficially owned through an entity controlled by Mr. O’Rourke, and (iii) 91,667 vested options.

(8)
Consists of 425,000 shares of common stock and 91,667 vested options.

(9)
Consists of 33,333 vested options.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF JR
The following table and accompanying footnotes set forth information with respect to the beneficial ownership of JR common stock, as of October 20, 2021, by (1) each individual or entity known by JR to beneficially own more than 5% of JR outstanding common stock, (2) each of JR’s named executive officers, (3) each of JR’s directors and director nominees, and (4) all of JR’s directors and executive officers as a group.
A person is a “beneficial owner” of a security if that person has or shares “voting power”, which includes the power to vote or to direct the voting of the security, or “investment power”, which includes the power to dispose of or to direct the disposition of the security or has the right to acquire such powers within 60 days.
To JR’s knowledge, unless otherwise noted in the footnotes to the following table, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to their beneficially owned JR common stock.
Percentage computations are based on 49,398,602 shares of JR common stock outstanding as of October 20, 2021.
Name and Address of Beneficial Owner(1)	Common Stock of JR Beneficially Owned	Percent of Outstanding Shares Beneficially Owned	Percent of Outstanding Shares of JR Beneficially Owned After the Transaction(2)
5% + Holders
Robert Quartermain 106 Glendale Drive, Suite A, Lead, SD 57754	10,300,000(3)	20.85%	11.22%
Directors and Executive Officers
Jonathan Awde	8,675,000(4)	17.59%	9.15%
William Gehlen	100,000	0.20%	0.29%
Mac Jackson	1,200,000	2.43%	1.39%
All Directors and Officers as a Group (3 persons)	9,975,000	20.19%	10.83%

(1)
Except as otherwise noted, the business address of each of the named individuals in this table is c/o JR Resources Corp., 1588 – 609 Granville Street, Vancouver, BC V7Y 1H4.

(2)
In addition to the securities described in the table above, includes the conversion of the following securities of Dakota to securities of JR:

a.
425,000 Dakota shares and 91,667 vested Dakota options held by Robert Quartermain;

b.
129,167 vested Dakota options held by Jonathan Awde;

c.
131,250 vested Dakota options held by William Gehlen; and

d.
37,500 Dakota shares and 84,375 vested Dakota options held or controlled by Mac Jackson.

(3)
Consists of 9,550,000 JR shares held and 750,000 JR Warrants.

(4)
Consists of 8,675,000 JR shares controlled or deemed to be controlled by Jonathan Awde and 125,000 JR Warrants controlled by Jonathan Awde.

MANAGEMENT OF JR
Directors of JR
Jonathan Awde, William Gehlen and Mac Jackson currently serve as the directors of JR. Pursuant to the merger agreement, JR will take all requisite action so that at the effective time of the First Merger, Mr. Gehlen and Mr. Jackson will resign, and JR’s board will consist of the current members of the board of directors of Dakota.
At the effective time of the First Merger, the Dakota Gold board committees will be constituted in a manner that complies with the independence requirements under the NYSE listing standards and pursuant to Rule 10A-3 of the Exchange Act.
Jonathan Awde
Mr. Awde has served as a director, President and Chief Executive Officer of JR since November 15, 2017. Mr. Awde has been Chief Executive Officer and a director of Dakota since March 2021. Mr. Awde is a co-founder, director and past Chief Executive and President of Gold Standard Ventures Corp. As Chief Executive Officer and President, from July 2010 through December 2020, Mr. Awde oversaw all corporate development, asset acquisition, joint ventures, capital raising and the procurement of capital for the development of Gold Standard Ventures Corp.’s assets. Mr. Awde spent the last 15 years raising financing for various junior resource companies, focusing on institutional accounts, high net worth and family offices, and he has raised over $600 million for public and private companies in the natural resources sector during this period.
In September 2014, Mr. Awde was fined a total of $46,000 by the Quebec court for 11 counts of failing to file insider reports within the prescribed time period required under applicable securities legislation in respect of certain trades in securities of Northern Star Mining Corp. during the period from November 2008 to April 2010. The fine has been paid in full.
William Gehlen
Mr. Gehlen has served as a director of JR since May 26, 2020. Mr. Gehlen has served as Manager of Geology for JR since January 2021. Mr. Gehlen is a director of Guanajuato Silver Company Ltd. Mr. Gehlen also served as Manager of Corporate Development for Gold Standard Ventures Corp. from 2018 to 2020 and as Manager of Resource Development for OceanaGold Corp. from 2013 to 2018. Prior to his term at Oceana, Mr. Gehlen served as VP of Exploration for Pacific Rim Mining Corp. where he managed all aspects of mineral exploration for the company and was in charge of exploration at the El Dorado gold deposit in El Salvador, and the Diablillos silver-gold deposit in Argentina. Mr. Gehlen earned an M.S. (Geology) from the University of Idaho after completing a B.Sc. (Geology) at the University of Oregon.
Mac Jackson
Mr. Jackson has served as a director of JR since May 26, 2020. Mr. Jackson has over 20 years of experience as an exploration geologist, and most recently was the Chief Geologist of Gold Standard Ventures Corp. from August 2011 to November 2019. Since December 2019, Mr. Jackson has operated his own geological consulting business. In addition, Mr. Jackson worked for Newmont Mining Corporation for eight years. During his tenure with Newmont, Mr. Jackson was a significant contributor to the discovery of the West Leeville and Turf deposits, both of which are on the Carlin Trend, and the Fiber Line deposit at the Twin Peaks complex. Mr. Jackson is a certified professional geologist (CPG — 11661) with the American Institute of Professional Geologists (January 2014) and holds a Master of Science degree from the University of Nevada (June 1988).
Director Independence
NYSE American listing standards require that a majority of the members of the Dakota Gold board be “independent,” as such term is defined by the NYSE American listing standards. Based on such definition, the Dakota Board has determined that, at the effective time of the First Merger, all directors other than

Mr. Awde, who is an officer of JR, Mr. Aberle, who will be an officer of Dakota Gold, and Mr. O’Rourke, who has received a consulting fee from Dakota, will be independent.
Executive Officers of JR
The executive officers of JR consist of Jonathan Awde, as President and Chief Executive Officer. Upon completion of the transactions, the Dakota Gold executive officers will consist of Jonathan Awde as President and Chief Executive Officer, Gerald Aberle as Chief Operating Officer and Shawn Campbell as Chief Financial Officer.
Shawn Campbell
Mr. Campbell has served as Chief Financial Officer of Dakota since June 1, 2021 and brings more than 15 years of progressively senior experience in project and operations financial management obtained via professional practice, capital markets and industry experience. Mr. Campbell most recently served as the Chief Financial Officer of GT Gold Corp. from November 2019 to May 2021. Prior to GT Gold Corp., from July 2013 to November 2019, Mr. Campbell worked in various roles with Goldcorp Inc., including Head of Investor Relations and the Head of Finance for Canada and the U.S. He holds a Bachelor of Commerce Degree (Distinction) from the University of Victoria, and a Diploma in Accounting (DAP) from the University of British Columbia. He is a Chartered Professional Accountant (CPA, CA) and a CFA Charter Holder.

DESCRIPTION OF JR CAPITAL STOCK
The following description of material terms of the capital stock of JR is a summary of certain terms, does not purport to be complete and is qualified in its entirety by reference to the Articles of Incorporation and Bylaws of JR, which are filed as exhibits to the registration statement to which this proxy statement/prospectus relates and which are incorporated by reference into this proxy statement/prospectus.
Authorized Shares of Capital Stock of JR
JR’s authorized capital stock consists of 200,000,000 shares of common stock, par value $0.001 per share. JR intends to conduct a reverse stock split on a 1 for 35,641,667/49,398,602 basis prior to the closing date of the transactions.
As of the close of business on October 20, 2021, there were 70,828,204 shares of Dakota common stock outstanding. On the closing date of the transactions, each of these shares will automatically be converted into one share of Dakota Gold common stock. We expect that, immediately following the closing of the transactions, there will be a total of 70,828,204 shares of Dakota Gold common stock outstanding.
Common Stock
Voting Rights
The holders of JR common stock are entitled to one vote per share with respect to all matters required by law to be submitted to stockholders. The holders of common stock have the sole right to vote. Election of directors requires the affirmative vote of a plurality of shares represented at a meeting, and other general stockholder action (other than an amendment to the Articles of Incorporation) requires the affirmative vote of a majority of shares represented at a meeting in which a quorum is represented.
Dividends
The holders of common stock are entitled to receive dividends, if declared by the JR board, out of funds legally available.
Liquidation
In the event of liquidation, dissolution or winding up of the affairs of JR, the holders of common stock are entitled to share ratably in all assets remaining available for distribution to them after payment or provision for all liabilities.
Rights and Preferences
Holders of JR common stock have no preemptive, conversion, subscription or other rights, and there are no redemption or sinking fund provisions applicable to JR common stock. The holders of Dakota Gold common stock will have and possess all rights pertaining to the capital stock of JR, subject to the preferences, qualifications, limitations, voting rights and restrictions with respect to any series of preferred stock of Dakota Gold that may be issued with any preference or priority over the Dakota Gold common stock.
Fully Paid and Nonassessable
All of the outstanding shares of Dakota Gold common stock to be issued in connection with the transactions will be fully paid and nonassessable. The authorized but unissued shares of Dakota Gold common stock will be available for future issuance without stockholder approval. These additional shares may be used for a variety of corporate purposes, including future offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock may enable the Dakota Gold board to issue shares of stock to persons friendly to existing management, which may deter or frustrate a takeover of Dakota Gold.

Warrants
Pursuant the transactions described below, JR has 10,552,635 warrants outstanding.
During the year ended March 31, 2021, JR issued 7,806,667 shares of common stock at a weighted average price of $0.27 for proceeds of $2,126,387 and 20,405,269 units at a price of $1.00 for proceeds of $20,405,269 through various private placements. Each unit consists of one share of JR common stock and one-half of a warrant. Each whole warrant is exercisable into one share of JR common stock at an exercise price of $1.50 for a period of 5 years. In connection with the private placement, JR incurred expenses of $94,839.
During the three months ended June 30, 2021, JR issued 700,000 units at a price of $1.00 for proceeds of $700,000 through various private placements. Each unit consists of one share of JR common stock and one-half of a share purchase warrant. Each whole warrant is exercisable into one share of JR common stock at an exercise price of $1.50 for a period of 5 years.
In connection with the foregoing private placements, JR incurred aggregate expenses of $335,800.
During the year ended March 31, 2021, in connection with various private placements, JR issued 10,202,635 warrants with an exercise price of $1.50 per warrant.
During the three months ended June 30, 2021, in connection with various private placements, JR issued 350,000 warrants with an exercise price of $1.50 per warrant.
	Number of warrants	Exercise price	Remaining life (years)	Expiry date
	4,600,000	$1.50	4.29	October 13, 2025
	256,275	$1.50	4.63	February 15, 2026
	5,346,360	$1.50	4.71	March 15, 2026
	125,000	$1.50	4.85	May 6, 2026
	162,500	$1.50	4.87	May 15, 2026
	62,500	$1.50	4.92	May 30, 2026
Total:	10,552,635
A summary of changes of warrants outstanding is as follows:
	Warrants	Weighted average exercise price
Balance, March 31, 2020	—	$—
Issued	10,202,635	1.50
Balance, March 31, 2021	10,202,635	$1.50
Issued	350,000	1.50
Balance, June 30, 2021	10,552,635	$1.50

COMPARISON OF STOCKHOLDER RIGHTS
Dakota and JR are each a Nevada corporation and subject to the provisions of the NRS. The rights of Dakota stockholders are governed by Dakota’s Articles of Incorporation, dated February 6, 2002, as amended (the “Dakota Charter”), and Dakota’s amended and restated bylaws, adopted March 12, 2021 (the “Dakota Bylaws”). The rights of JR stockholders are governed by JR’s Articles of Incorporation, dated November 15, 2017 (the “JR Charter”) and JR’s bylaws dated May 26, 2020 (the “JR Bylaws”).
The following is a summary discussion of the material differences, as of the date of this document, between the rights associated with the Dakota common stock and the JR common stock in connection with the transactions. Capitalized terms used in this section and not otherwise defined herein shall have the meanings given to such terms in the relevant governance document.
Although Dakota and JR believe that this summary covers the material differences between the rights of the two groups of stockholders, this summary may not contain all of the information that is important to you and does not purport to be a complete discussion of stockholders’ rights. The identification of specific differences is not intended to indicate that other differences do not exist.
You are urged to read carefully the relevant provisions of the NRS, as well as the Dakota Charter, the Dakota Bylaws, the JR Charter and the JR Bylaws, copies of which have been filed with the SEC or otherwise been made available. The JR Charter and the JR Bylaws are incorporated by reference into this proxy statement/prospectus. For more information, see “Where You Can Find More Information” beginning on page 106.
Stockholder Right	Dakota	JR
Amendment of Bylaws
The Dakota Bylaws provide that the bylaws may be altered, amended or repealed or new bylaws may be adopted by the affirmative vote of a majority of the directors present at any regular or special meeting of the Board at which a quorum is present; provided, however, that during the Standstill Period, the Board may not alter, amend, change, add to or repeal the bylaws of the corporation in a manner that would constitute a Material Amendment without the approval of a majority of the Company Designees.
The bylaws may be altered, amended or repealed or new bylaws may be adopted by the stockholders; provided, however, that during the standstill period, neither JR or its Affiliates shall Vote its Shares in a manner inconsistent with Section 4.1 or 4.6(a) of the bylaws.
The JR Bylaws provide that the bylaws, including any bylaws adopted or amended by the stockholders, may be amended or repealed by the board of directors.
Authorized Capital Stock	Pursuant to the Dakota Charter the authorized capital stock of Dakota consists of (a) 75,000,000 shares of Dakota Stock and (b) 10,000,000 shares of preferred stock, par value $0.001 per share, of Dakota. As of October 20, 2021, (i) 70,828,204 shares of Dakota Stock were issued	Pursuant to the JR Charter, the authorized capital stock of JR consists of 200,000,000 shares of JR Stock. As of October 20, 2021, (i) 49,398,602 shares of JR Stock were issued and outstanding, all of which were validly issued, fully paid and nonassessable and were free of

Stockholder Right	Dakota	JR
	and outstanding, all of which were validly issued, fully paid and nonassessable and were free of preemptive rights, (ii) 2,896,250 shares of Dakota Stock were issuable upon exercise of options to purchase shares of Dakota Stock, (iii) 1,050,000 shares of Dakota common stock were issuable upon settlement of restricted share units of Dakota, and (iv) no shares of preferred stock of Dakota were issued and outstanding.	preemptive rights, and (ii) 10,556,135 shares of JR were issuable upon exercise of warrants to purchase shares of JR Stock.
Voting or Consent Rights
The Dakota Bylaws provide that unless otherwise provided by the bylaws or the Articles of Incorporation, each outstanding share entitled to vote shall be entitled to one vote upon each matter submitted to a vote at a meeting of stockholders, and each fractional share shall be entitled to a corresponding fractional vote on each such matter.
Any action required or permitted to be taken at a meeting of the stockholders may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by the affirmative vote by the holders of the majority of the shares of the corporation’s common stock, unless the act of a greater number is required by the NRS or by the Dakota Charter or the DakotaBylaws.

The JR Bylaws provide that, subject to the provisions of the NRS requiring a higher level of votes to take certain specified actions and to the terms of the corporation’s certificate of incorporation that set special voting requirements, the stockholders shall take action on all matters other than the election of directors by a majority of the voting power of the stock present, in person or by proxy, at the meeting and entitled to vote on the matter. The stockholders shall elect directors by a plurality of the voting power of the stock present, in person or by proxy, at the meeting and entitled to vote on the matter.
Any action required or permitted to be taken at a meeting of the stockholders may be taken without a meeting, without prior notice and without a vote by means of a unanimous stockholder written consent meeting the requirements of the NRS.

Number and Classification of the Board of Directors	The Dakota Bylaws provide that the business and affairs of the corporation shall be managed by a board of not less than one (1) nor more than ten (10) directors. Directors need not be stockholders of the corporation or residents of the State of Nevada and who shall be elected at the annual meeting of stockholders or some adjournment thereof. Directors shall hold office until the next succeeding annual meeting of stockholders and until	The JR Bylaws provide that the board of directors shall consist of such number as may be fixed from time to time by resolution of the board of directors. Notwithstanding the foregoing, (a) if the corporation is a public company, the number of directors shall be the greater of three and the most recently set of (i) the number of directors set by ordinary resolution (whether or not previous notice of the resolution was given) and (ii) such number of directors

Stockholder Right	Dakota	JR
	their successors shall have been elected and shall qualify. The board of directors may increase or decrease, to not less than one (1), nor more than ten (10), the number of directors by resolution.	that is elected annually or continued in office in the case of a retiring director, and (b) if the corporation is not a public company, the number of directors shall be the most recently set of (i) the number of directors set by ordinary resolution (whether or not previous notice of the resolution was given), and (ii) such number of directors that is elected annually or continued in office in the case of a retiring director. Directors need not be stockholders.
Election of Directors	The Dakota Bylaws provide that subject to the rights of holders of any class or series of preferred stock then outstanding, nominations for the election of directors at an annual meeting may be made by (i) the board or a duly authorized committee thereof or (ii) any stockholder entitled to vote in the election of directors generally who complies with the procedures set forth in Section 4.16 of the Dakota Bylaws and who is a stockholder of record at the time notice is delivered to the secretary of the corporation. Any stockholder entitled to vote in the election of directors generally may nominate one or more persons for election as directors at an annual meeting only if timely notice of such stockholder’s intent to make such nomination or nominations has been given in writing to the secretary of the corporation.	The JR Bylaws provide that the stockholders shall elect directors by a plurality of the voting power of the stock present, in person or by proxy, at the meeting and entitled to vote on the matter.
Removal of Directors	The Dakota Bylaws provide that any director or directors of the corporation may be removed at any time, with or without cause, in the manner provided in the NRS; provided, however, that during the Standstill Period, JR and the JR Designees shall be subject to, and any vacancy shall be filled in accordance with, the provisions of Section 4.6(a) of the Dakota Bylaws.	n/a

Stockholder Right	Dakota	JR
Vacancies on the Board of Directors
The Dakota Bylaws provide that during the standstill period, any vacancy occurring in the board of directors (whether created through a resignation or an increase in the number of directors) shall be filled as set forth in Section 4.1(c) and 4.6(a) of the Dakota Bylaws.
Subsequent to the standstill period, any vacancy (whether created through a resignation or an increase in the number of directors) occurring in the board of directors may be filled by the affirmative vote of a majority of the remaining directors though less than a quorum of the board of directors.
A director elected to fill a vacancy shall be elected for the unexpired term of his predecessor in office, and shall hold such office until his successor is duly elected and shall qualify.
The JR Bylaws provide that any vacancy in the board of directors, including a vacancy resulting from an enlargement of the board of directors, may be filled by a vote of the majority of the remaining directors, although less than a quorum, or by a sole remaining director. If the corporation at the time has outstanding any classes or series or class or series of stock that have or has the right, alone or with one or more other classes or series or class or series, to elect one or more directors, then any vacancy in the board of directors caused by the death, resignation or removal of a director so elected shall be filled only by a vote of the majority of the remaining directors so elected, by a sole remaining director so elected or, if no director so elected remains, by the holders of those classes or series or that class or series. A director appointed by the board of directors shall hold office for the remainder of the term of the director he or she is replacing. Any act or proceeding of the directors is not invalid merely because fewer than the number of directors set or otherwise required under the bylaws is in office. The board of directors may act notwithstanding any vacancy in the board of directors, but if the corporation has fewer directors in office than the number set pursuant to the bylaws as the quorum of directors, the board of directors may only act for the purpose of appointing directors up to that number or of summoning a meeting of stockholders for the purpose of filling any vacancies on the board of directors or, subject to the NRS, for any other purpose.
Annual Meetings	The Dakota Bylaws provide that the annual meetings of stockholders of the corporation for the election of directors, and for the transaction of such other business as may properly come before the meeting, shall be held at such time as may be	The JR Bylaws provide that the stockholders must hold an annual meeting of the stockholders for the election of the directors and the transaction of such other business as may be properly brought before the meeting, at least once in each

Stockholder Right	Dakota	JR
determined by the board of directors by resolution in conformance with Nevada law. If the election of directors shall not be held on the day designated herein for any annual meeting of the stockholders, the board of directors shall cause the election to be held at a special meeting of the stockholders as soon thereafter as may be convenient.
calendar year and not more than 13 months after the last annual reference date at such time and place as may be determined by the board of directors. Business to be brought before an annual meeting of the stockholders may include, without limitation:
(a)   Business relating to the conduct of or voting at the meeting;
(b)   Consideration of any financial statements of the corporation presented to the meeting;
(c)   Consideration of any reports of the directors or auditor;
(d)   The setting or changing of the number of directors;
(e)   The election or appointment of directors;
(f)   The appointment of an auditor;
(g)   The setting of the remuneration of an auditor;
(h)   Business arising out of a report of the directors not requiring the passing of a special resolution or an exceptional resolution; and
(i)   Any other business which, under these bylaws or the NRS, may be transacted at a meeting of stockholders without prior notice of the business being given to the stockholders.

Special Meetings	The Dakota Bylaws provide that special meetings of stockholders, for any purpose or purposes as the board of directors may determine, unless otherwise prescribed by statute, may be called by the board of directors. Special meetings of stockholders may not be called by any other person or persons.	The JR Bylaws provide that special meetings of the stockholders for any purpose or purposes may be called by the board of directors. No other person or persons may call a special meeting. The business to be transacted at any special meeting shall be limited to the purposes stated in the notice.
Quorum	The Dakota Bylaws provide that a majority of the outstanding shares of the corporation entitled to vote,	The JR Bylaws provide that the presence, in person or by proxy, of the holders of 33 1∕3 percent of the

Stockholder Right	Dakota	JR
	represented in person or by proxy, shall constitute a quorum at any meeting of stockholders, except as otherwise provided by the NRS and the Dakota Charter. In the absence of a quorum at any such meeting, a majority of the shares so represented may adjourn the meeting, or in the absence therefrom the officer presiding over the meeting may adjourn the meeting to another place and time, without any further notice. At such adjourned meeting at which a quorum shall be represented, any business may be transacted which might have been transacted at the meeting as originally noticed. The stockholders present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum.	voting power of the stock entitled to vote at a meeting shall constitute a quorum. Where a separate vote by a class or series or classes or series of stock is required at a meeting, the presence, in person or by proxy, of the holders of 33 1∕3 percent of the voting power of each such class or series shall also be required to constitute a quorum. In the absence of a quorum, either the chairperson of the meeting or the holders of a majority of the voting power of the stock present, in person or by proxy, and entitled to vote at the meeting may adjourn the meeting in the manner provided in Section 1.7 of the JR Bylaws until a quorum shall be present. A quorum, once established at a meeting, shall not be broken by the withdrawal of the holders of enough voting power to leave less than a quorum. If a quorum is present at an original meeting, a quorum need not be present at an adjourned session of that meeting.
Action by Written Consent	The Dakota Bylaws provide that any action required or permitted to be taken at a meeting of the stockholders may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by the affirmative vote by the holders of the majority of the shares corporation’s common stock, unless the act of a greater number is required by the NRS or by the Dakota Charter or the Dakota Bylaws.	The JR Bylaws provide that any action required or permitted to be taken at a meeting of the stockholders may be taken without a meeting, without prior notice and without a vote by means of a unanimous stockholder written consent meeting the requirements of the NRS.
Dividends	The Dakota Bylaws provide that subject to the provisions of the Dakota Charter and the NRS, the board of directors may declare dividends whenever, and in such amounts, as in the board’s opinion the condition of the affairs of the corporation shall render such advisable.	n/a
Exclusive Forum Provisions	The Dakota Bylaws provide that unless the corporation consents in writing to the selection of an	n/a

Stockholder Right	Dakota	JR
alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer, employee or agent of the corporation to the corporation or the corporation’s stockholders, (iii) any action asserting a claim arising pursuant to any provisions of the NRS, the Dakota Charter or the Dakota Bylaws, or (iv) any action asserting a claim governed by the internal affairs doctrine, shall be a state or federal court located within the State of Nevada, in all cases subject to the court having personal jurisdiction over the indispensable parties named as defendants therein; provided that the provisions of Article 13 of the Dakota Bylaws will not apply to suits brought to enforce any liability or duty created by the Securities Exchange Act of 1934, as amended, or any other claim for which the federal courts have exclusive jurisdiction. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the corporation shall be deemed to have notice of and consented to these provisions.
Indemnification of Directors and Officers	The Dakota Bylaws provide that the corporation must indemnify, to the maximum extent permitted by Nevada law, any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (“Proceeding”), except an action by or in the right of the corporation (which is governed by Section 12.2 of the Dakota Bylaws), by reason of the fact that he or she is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other	The JR Bylaws provide that the corporation shall, to the fullest extent permitted by law, indemnify every person who is or was a party or is or was threatened to be made a party to any action, suit or proceeding, whether civil, criminal, administrative or investigative (an “Action”), by reason of the fact that such person is or was a director or officer of the corporation or is or was serving at the request of the corporation as a director, officer, trustee, plan administrator or plan fiduciary of another corporation, partnership, limited liability company, trust, employee benefit plan or other enterprise (an “Indemnified Person”), against all expenses (including attorneys’ fees),

Stockholder Right	Dakota	JR
	enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such Proceeding if he or she acted in good faith and in a manner that he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.	judgments, fines and amounts paid in settlement or other disposition that the Indemnified Person actually and reasonably incurs in connection with the Action and shall reimburse each such person for all legal fees and expenses reasonably incurred by such person in seeking to enforce its rights to indemnification under the JR Bylaws (by means of legal action or otherwise).

FUTURE STOCKHOLDER PROPOSALS
Inclusion in Next Year’s Proxy Statement
In accordance with Rule 14a-8 of the Exchange Act, a stockholder who desires to have his or her proposal or director nomination included in Dakota Gold’s proxy statement for its annual meeting of stockholders to be held in 2022 must deliver the proposal or nomination to Dakota Gold’s principal executive offices by the deadline to be set by Dakota Gold’s board of directors, with such deadline being a reasonable time before Dakota Gold begins to print and send its related proxy materials. Stockholder proposals and director nominations should be addressed to: Dakota Gold Corp., Attention: Director of Legal and Corporate Secretary, 106 Glendale Drive, Suite A, Lead, South Dakota, 57754.
STOCKHOLDER COMMUNICATIONS
JR does not currently have a formal policy regarding stockholder communications with its board of directors; however, any Dakota Gold stockholder may submit written communications to Director of Legal and Corporate Secretary at 106 Glendale Drive, Suite A, Lead, South Dakota, 57754, whereupon such communications will be forwarded to the board of directors if addressed to the board of directors as a group or to the individual director or directors addressed.

LEGAL MATTERS
The validity of the shares of Dakota Gold common stock to be issued pursuant to the merger agreement will be passed upon by Erwin Thompson Faillers, counsel to Dakota. The material U.S. federal income tax consequences relating to the transactions for Dakota stockholders will be passed upon for Dakota by Skadden, Arps, Slate, Meagher & Flom LLP.
EXPERTS
Dakota
The consolidated financial statements of Dakota Territory Resource Corp. as of March 31, 2021 and 2020, and for each of the two-year period ended March 31, 2021, have been included herein in reliance upon the report of Ham, Langston & Brezina, L.L.P., an independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing
JR
The consolidated financial statements of JR Resources Corp. as of March 31, 2021 and 2020, and for each of the two-year period ended March 31, 2021, have been included herein in reliance upon the report of Ham, Langston & Brezina, L.L.P., an independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

APPRAISAL RIGHTS
Under the NRS, stockholders have the right to dissent and exercise dissenters’ rights only with respect to forms of corporate mergers, conversions and exchanges and not in the case of certain other fundamental change such as the sale of all or substantially all of the assets of the corporation or amendments to the articles of incorporation, unless so provided in the corporation’s articles of incorporation, bylaws or a resolution of the board of directors provides that voting or nonvoting stockholders are entitled to dissent and obtain payment for their shares. Stockholders who have neither voted in favor of nor consented to the mergers, or exchange have the right to seek appraisal of their shares by demanding payment in cash for their shares equal to the fair value of such shares. Fair value is determined by a court in an action timely brought by the stockholders who have properly demanded appraisal of their shares. In addition, under the NRS, dissenters’ rights are not available for any shares of the surviving corporation if the merger did not require the vote of the stockholders of the surviving corporation.
Under Nevada law, Dakota stockholders have the right to dissent from the mergers and to receive payment in cash for the “fair value” of their shares of common stock.
Dakota stockholders electing to exercise dissenters’ rights must comply with the provisions of the NRS sections 92A.300 through 92A.500, in order to perfect their rights. The following is intended as a brief summary of the material provisions of the procedures that a stockholder must follow in order to dissent from the mergers and perfect dissenters’ rights. This summary, however, is not a complete statement of all applicable requirements and is qualified in its entirety by reference to the applicable Nevada statutes, the full text of which is set forth in Schedule A to this document.
This proxy statement/prospectus also functions as a dissenters’ notice pursuant to NRS 92A.430. In addition, a copy of the dissenters’ rights provisions of NRS sections 92A.300 through 92A.500 are attached to this proxy statement/prospectus as Schedule A.
A stockholder who wishes to assert dissenters’ rights must, within 30 days from the date this proxy statement/prospectus is delivered to such stockholder, deliver to Dakota:
•
Written notice of the stockholder’s demand for payment for the stockholder’s shares if the mergers are completed,

•
The stockholder’s stock certificates representing the shares of common stock held by such stockholder; and

•
Certification that the stockholder acquired beneficial ownership of the shares before the date this prospectus/information was mailed to stockholders.

A stockholder wishing to deliver a notice asserting dissenters’ rights should hand-deliver or mail the notice, such stockholder’s stock certificates, and the certification to the following address:
Dakota Territory Resource Corp.
106 Glendale Drive, Suite A
Lead, South Dakota 57754
A stockholder who wishes to exercise dissenters’ rights generally must dissent with respect to all of the shares the stockholder owns. However, if a record stockholder is a nominee for several beneficial stockholders, some of whom wish to dissent and some of whom do not, then the record holder may dissent with respect to all the shares beneficially owned by any one person by notifying Dakota in writing of the name and address of each person on whose behalf the record stockholder asserts dissenters’ rights. A beneficial stockholder may assert dissenters’ rights directly by submitting to Dakota the record stockholder’s written consent to the dissent not later than the time the beneficial stockholder asserts dissenters’ rights, and by dissenting with respect to all the shares of which such stockholder is the beneficial stockholder or which such stockholder has the power to direct the vote.

WHERE YOU CAN FIND MORE INFORMATION
Dakota files annual, quarterly and current reports and other information with the SEC, which filings are available on the SEC’s website at www.sec.gov. Dakota’s SEC filings are also available over the Internet on Dakota’s corporate website at http://www.dakotatrc.com. By referring to the SEC’s website and Dakota’s website, Dakota does not incorporate such websites or its contents into this proxy statement/prospectus.
If you have questions about this proxy statement/prospectus, including the transactions described herein, please contact the Director of Legal and Corporate Secretary at dcherniak@gold-sd.com.
Information and statements contained in this proxy statement/prospectus or any Annex to this proxy statement/prospectus are qualified in all respects by reference to the copy of the relevant contract or other Annex filed as an exhibit to this proxy statement/prospectus.
If you would like to obtain additional copies of this proxy statement/prospectus or a proxy card, please use the contact infromation set forth above. You will not be charged for any additional documents that you request. If you would like to request documents, please do so no later than       to receive them before the special meeting.
Dakota Territory Resource Corp.
106 Glendale Drive, Suite A
Lead, South Dakota
Attention: Corporate Secretary
Email: info@gold-sd.com
Telephone: (605) 906-8363

INDEX TO FINANCIAL STATEMENTS
JR RESOURCES CORP.

JR RESOURCES CORP. AND SUBSIDIARIES

JR RESOURCES CORP.
CONDENSED CONSOLIDATED INTERIM BALANCE SHEETS
(UNAUDITED)
	June 30, 2021	March 31, 2021
ASSETS
Current assets
Cash	$25,332,679	$11,444,668
Prepaid expenses and other current assets	426,710	384,897
Total current assets	25,759,389	11,829,565
Non-current assets
Mineral properties	59,952,463	57,931,794
Property and equipment, net	983,701	870,744
Total assets	$86,695,553	$70,632,103
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$1,163,461	$846,622
Accounts payable – related party	81,250	3,000
Current portion of notes payable – related party	872,578	906,768
Total current liabilities	2,117,289	1,756,390
Non-current liabilities
Non-current portion of notes payable – related party	—	473,325
Deferred tax liability	9,223,478	9,398,458
Total liabilities	11,340,767	11,628,173
Stockholders’ equity
Common stock, par value $0.001; 200,000,000 shares
authorized, 49,398,602 and 48,698,602 shares issued
and outstanding at June 30, 2021 and March 31, 2021,respectively	49,399	48,699
Additional paid-in capital	27,237,214	12,092,157
Retained earnings	17,384,784	25,679,461
Equity attributable to stockholders of the Company	44,671,397	37,820,317
Non-controlling interest	30,683,389	21,183,613
Total stockholders’ equity	75,354,786	59,003,930
Total stockholders’ equity and liabilities	$86,695,553	$70,632,103
The accompanying notes are an integral part of these condensed consolidated financial statements

JR RESOURCES CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS
(UNAUDITED)
	For the three months ended June 30,
	2021	2020
General and administrative expenses
Consulting	$855,689	$90,109
Exploration costs	2,183,641	13,304
Office, travel and general	9,294,119	21,011
Professional fees	578,940	264,298
Loss from operations	(12,912,389)	(388,722)
Other income (expenses)
Foreign exchange loss	(13,406)	5,865
Loss on settlement of debt	(54,169)	—
Gain on derivative assets	—	34,763,828
Interest expense	(37,977)	—
Interest income	237	4,371
	(105,315)	34,774,064
Income (loss) before income tax	(13,017,704)	34,385,342
Deferred tax benefit	174,980	—
Net income (loss)	(12,842,724)	34,385,342
Less: Net loss attributable to non-controlling interest	(4,548,047)	—
Net income (loss) attributable to JR Resources Corp.	$(8,294,677)	$34,385,342
Basic and diluted earnings (loss) per share	$(0.17)	$1.42
Weighted average number of basic and diluted
common shares outstanding	49,064,261	24,167,802
The accompanying notes are an integral part of these condensed consolidated financial statements

JR RESOURCES CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(UNAUDITED)
	For the three months ended June 30,
	2021	2020
Cash flows used in operating activities
Net income (loss)	$(12,842,724)	$34,385,342
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation	27,661	—
Interest income	—	(4,371)
Accretion of debt discount	37,876	—
Loss on settlement of debt	54,169	—
Stock-based compensation expense	10,604,248	—
Gain on derivative assets	—	(34,763,828)
Deferred tax benefit	(174,980)
Changes in non-cash working capital items
Prepaid expenses and other current assets	(41,813)	(3,351)
Accounts payable and accrued liabilities	317,086	220,692
Accounts payable – related party	78,250	—
Net cash used in operating activities	(1,940,227)	(165,516)
Cash flows used in investing activities
Issuance of note receivable	—	(1,150,000)
Payments from loan receivable	—	27,558
Purchases of property and equipment	(140,618)	—
Purchases of mineral properties	(901,203)	—
Net cash used in investing activities	(1,041,821)	(1,122,442)
Cash flows from financing activities
Issuance of share capital, net of issuance costs	351,075	1,708,536
Proceeds from issuance of DTRC common stock	10,399,500	—
Deposits received for unissued DTRC shares	6,496,034	12,916,904
Repayment of note payable – related party	(376,550)	—
Net cash provided by financing activities	16,870,059	14,625,440
Net increase in cash	13,888,011	13,337,482
Cash, beginning of period	11,444,668	141,768
Cash, end of period	$25,332,679	$13,479,250
Supplemental Cash Flow Information
Cash paid for interest expense	$—	$—
Cash paid for income taxes	$—	$—
Non-Cash Investing and Financing Activities
DTRC common stock issued for investment in mineral property	$1,119,466	$—
DTRC common stock issued for payment of note payable	$223,259	$—
The accompanying notes are an integral part of these condensed consolidated financial statements

JR RESOURCES CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
(UNAUDITED)
	Capital Stock		Additional Paid-in Capital	Share Subscriptions Receivable	Retained Earnings (Accumulated Deficit)	Non- Controlling Interest	Total Shareholders’ Equity
	Number of Shares	Amount
Balance, March 31, 2020	20,486,666	$20,487	$1,199,357	$(126,753)	$(331,453)	$—	$761,638
Common stock issued for cash, net of issuance costs	7,806,667	7,806	2,108,581	(407,851)	—	—	1,708,536
Cash received for unissued shares	—	—	12,916,904	—	—	—	12,916,904
Net income	—	—	—	—	34,385,342	—	34,385,342
Balance, June 30, 2020	28,293,333	$28,293	$16,224,842	$(534,604)	$34,053,889	$—	$49,772,420
Balance, March 31, 2021	48,698,602	$48,699	$12,092,157	$—	$25,679,461	$21,183,613	$59,003,930
Common stock issued for cash, net of issuance costs	700,000	700	350,375	—	—	—	351,075
DTRC common stock issued	—	—	—	—	—	10,399,500	10,399,500
Cash received for unissued DTRC shares	—	—	—	—	—	6,496,031	6,496,031
DTRC common stock issued for investment in mineral property	—	—	—	—	—	1,119,467	1,119,467
DTRC common stock issued upon conversion of debt	—	—	—	—	—	223,259	223,259
Stock-based compensation expense	—	—	—	—	—	10,604,248	10,604,248
Change in non-controlling interest	—	—	14,794,682	—	—	(14,794,682)	—
Net loss	—	—	—	—	(8,294,677)	(4,548,047)	(12,842,724)
Balance, June 30, 2021	49,398,602	$49,399	$27,237,214	$—	$17,384,784	$30,683,389	$75,354,786
The accompanying notes are an integral part of these condensed consolidated financial statements

JR RESOURCES CORP.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2021
(UNAUDITED)
NOTE 1 — Organization and Nature of Business
JR Resources Corp. (“we”, “us”, “our”, the “Company”, “JR”) was incorporated on November 15, 2017 under the Business Corporations Act (British Columbia, Canada). The Company focuses its business efforts on the acquisition, exploration, and development of mineral properties in the United States of America (“U.S.”).
The Company’s mineral properties are at the exploration stage and are without a known body of commercial ore. The business of exploring for minerals involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. Major expenditures may be required to establish ore reserves, to develop metallurgical processes, to acquire construction and operating permits and to construct mining and processing facilities. The amounts shown as exploration and evaluation assets cost represent acquisition, holding and deferred exploration costs and do not necessarily represent present or future recoverable values. The recoverability of the amounts shown for exploration and evaluation assets cost is dependent upon the Company obtaining the necessary financing to complete the exploration and development of the properties, the discovery of economically recoverable reserves and future profitable operations or through sale of the assets.
These condensed consolidated interim financial statements have been prepared on the assumption that the Company and its subsidiaries will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. Different bases of measurement may be appropriate if the Company is not expected to continue operations for the foreseeable future. As of June 30, 2021, the Company had not advanced its properties to commercial production and is not able to finance day-to-day activities through operations. The Company’s continuation as a going concern is dependent upon the successful results from its exploration activities and its ability to attain profitable operations and generate funds therefrom and/or raise equity capital or borrowings sufficient to meet current and future obligations. The Company estimates it has sufficient working capital to continue operations for the upcoming year.
Uncertainties and Economic Development
In March 2020, the World Health Organization designated the new coronavirus (“COVID-19”) as a global pandemic. Federal, state and local governments have mandated orders to slow the transmission of the virus, including but not limited to shelter-in-place orders, quarantines, restrictions on travel, and work restrictions that prohibit many employees from going to work. Uncertainty with respect to the economic effects of the pandemic has resulted in significant volatility in the financial markets.
Restrictions put in place by federal, state and local governments could delay our exploratory programs on our mineral properties. Furthermore, the impact of the pandemic on the global economy could also negatively impact the availability and cost of future borrowings should the need arise.
It is unknown how long the adverse conditions associated with the pandemic will last and what the complete financial effect will be to the Company. The Company continues to monitor the impact that the pandemic, including relief bills enacted in response thereto, may have on operations. Currently, the Company is unable to determine the impact that the pandemic will have on its financial condition, results of operations, or liquidity.
NOTE 2 — Significant Accounting Policies and Basis of Preparation
The following is a summary of significant accounting policies used in the preparation of these condensed consolidated interim financial statements:

JR RESOURCES CORP.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2021
(UNAUDITED)
NOTE 2 — Significant Accounting Policies and Basis of Preparation (continued)
Basis of Presentation
The accompanying unaudited condensed consolidated interim financial statements (“interim financial statements”) of JR have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and the rules of the Securities and Exchange Commission (“SEC”) for interim statements, and should be read in conjunction with the audited financial statements and notes thereto contained in our annual audited financial statements for the year ended March 31, 2021. In the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of financial position and the results of operations for the interim periods presented have been reflected herein. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year. Notes to the financial statements which would substantially duplicate the disclosures contained in the audited financial statements for the most recent fiscal year ended March 31, 2021, have been omitted. The year-end balance sheet data was derived from the audited financial statements. Unless otherwise noted, there have been no material changes to the footnotes from those accompanying the audited consolidated financial statements.
Merger Agreement
On May 14, 2021, the Company entered into a definitive merger agreement with DTRC (“Merger Agreement”). Pursuant to the Merger Agreement, the Company and DTRC have incorporated a new company (“NewCo”) that will acquire all of the outstanding securities of DTRC and of the Company in exchange for securities of NewCo (the “Merger”). Shareholders of the Company will receive a number of NewCo shares of common stock equal to their percentage shareholding in JR multiplied by the 35,641,667 DTRC shares that JR owns. Shareholders of DTRC other than JR will receive one share of common stock of NewCo for each share of common stock of DTRC.
In addition, at the closing of the Merger, (i) each outstanding option to purchase DTRC common stock, whether vested or unvested, will be assumed and converted into an option with respect to a number of shares of NewCo common stock in the manner set forth in the Merger Agreement, (ii) each outstanding warrant to purchase JR common stock, whether or not exercisable, will be assumed and converted into a warrant with respect to a number of shares of NewCo common stock in the manner set forth in the Merger Agreement, (iii) any outstanding awards of restricted stock units with respect to shares of DTRC common stock will be assumed and converted into the right to receive an award of restricted stock units representing a right to receive a number of shares of NewCo common stock in the manner set forth in the Merger Agreement, and (iv) NewCo will change its name to “Dakota Gold Corp.”
The completion of the Merger is subject to customary closing conditions for a transaction of this nature, including securities law compliance, the approval of JR stockholders and the approval of DTRC stockholders. In addition, in connection with the Merger, the Company and DTRC intend to cause NewCo to prepare and file a registration statement on Form S-4 with the U.S. Securities and Exchange Commission (the “SEC”).
On April 30, 2021, DTRC incorporated Dakota Gold Services (Canada) Corp. (“Dakota Canada”) under the British Columbia Business Corporations Act. These financial statements consolidate Dakota Canada, a wholly-owned subsidiary.
On September 10, 2021, the Company amended the closing mechanics in respect to the Merger with DTRC without any changes to the economic considerations of the JR shareholders and DTRC shareholders. Pursuant to the amended agreement:

JR RESOURCES CORP.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2021
(UNAUDITED)
NOTE 2 — Significant Accounting Policies and Basis of Preparation (continued)
•
DTRC shareholders will receive one share of JR Resources (which will be renamed Dakota Gold Corp. prior to closing) for each share of DTRC;

•
JR shareholders will continue to hold shares of JR (which will be renamed Dakota Gold Corp. prior to closing); and

•
Immediately prior to the closing of the Merger, JR will complete a reverse share split such that the total number of JR shares will be proportionately reduced to 35,641,667 JR shares.

Recent Accounting Pronouncements
Pronouncements between June 30, 2021 and the date of these financial statements were available to be issued are not expected to have a significant impact on our operations, financial position, or cash flow, nor does the Company expect the adoption of recently issued, but not yet effective, accounting pronouncements to have a significant impact on our results of operations, financial position or cash flows.
NOTE 3 — Note Receivable
In February 2020, the Company advanced $300,000 to DTRC. The note bore interest at 3.0% per year and was due on May 5, 2021. In May 2020, the Company and DTRC entered into an amended and restated promissory note in the amount of $1,450,000, which included the $300,000 that was advanced in February 2020 and an additional $1,150,000 that was advanced in May 2020. The amended and restated unsecured note bore interest at 0.25% per year, compounded annually, and matures on December 31, 2021. At maturity, the principal amount of the note, together with any accrued but unpaid interest, will be due and payable in cash, provided that, if and to the extent that DTRC does not pay this note in cash on the maturity date, then the Company will be required to exercise, and will be deemed to have exercised, its right to convert such unpaid portion of the note into shares of DTRC common stock. The conversion price was $0.60 per share through December 31, 2020 and, thereafter, the lesser of $0.60 per share and the volume weighted average price of DTRC common stock for the five consecutive trading days immediately preceding the date of such conversion (with a floor of $0.40 per share). The note has customary event of default provisions and, upon an event of default, the Company will be required to convert the unpaid portion of the note into the shares of DTRC common stock, if not paid in cash by DTRC.
In connection with the promissory note agreement with DTRC, the Company was granted an option by DTRC to purchase up to 35,641,667 shares of common stock at $0.60 per share in one or more closings on or prior to October 15, 2020. The convertible feature of the amended and restated promissory note was determined to be a derivative asset. At issuance date, the Company determined the fair value of the convertible feature was $1,727,655. During the three months ended June 30, 2020, the Company recorded a gain on derivative assets of $2,528,695.
In October 2020, the Company converted the principal amount of $1,450,000 into 2,416,667 DTRC common shares. The convertible feature was revalued to $1,836,667 prior to conversion. The Company recorded a gain on derivative assets of $1,836,667 for the year ended March 31, 2021.
In January 2021, the Company advanced $300,000 to DTRC, on an unsecured basis. On the occurrence of the final closing, the unpaid principal of the loan was applied to the consideration relating to the final close.
NOTE 4 — Acquisition
In May 2020, the Company entered into an agreement with DTRC (the “Agreement”) whereby the Company loaned an additional $1,150,000 to DTRC (see Note 3) and DTRC granted JR the right to

JR RESOURCES CORP.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2021
(UNAUDITED)
NOTE 4 — Acquisition (continued)
purchase up to 35,641,667 shares of common stock of DTRC at $0.60 per share (approximately 64% on a fully diluted basis) in one or more closings on or prior to October 15, 2020. The purchase right was determined to be a derivative asset. At issuance date, the Company determined the fair value of the purchase right was $16,351,772 using a Black Scholes valuation model. The weighted-average assumptions used to calculate the grant date fair value were as follows: (i) risk-free interest rate of 0.17%, (ii) estimated volatility of 223%, (iii) dividend yield of 0%, and (iv) expected life of 0.39 years. During the three months ended June 30, 2020, the Company recorded a gain on derivative assets of $32,235,133.
Upon execution of the Agreement, the Company and DTRC entered into an amended and restated promissory note in the amount of $1,450,000, of which $300,000 was advanced in February 2020 and $1,150,000 was advanced in May 2020 as noted above.
In October 2020, the Company and DTRC effected the first closing under the Agreement whereby JR purchased 17,416,667 common shares of DTRC for aggregate consideration of $10,450,000, including $9,000,000 in cash and $1,450,000 upon conversion of the principal amount of the May 2020 promissory note. The purchase right was revalued to $25,251,000 prior to exercise using a Black Scholes valuation model. For the year ended March 31, 2021, the Company recognized a gain on derivative assets of $25,251,000 related to the purchase right.
In addition, the Company and DTRC entered into amending agreements on October 15, 2020 and February 15, 2021 whereby (i) it was agreed to extend the balance of the May 2020 purchase right until March 17, 2021, and would allow JR the option to purchase up to an additional 18,225,000 shares of common stock for up to an additional $10,935,000, and (ii) DTRC created two director vacancies and agreed to allow for two JR nominees to be appointed, of which a nominee was appointed as a director to fill one vacancy on October 15, 2020.
Immediately after the first closing, the Company owned 49.42% of DTRC common shares outstanding and has the right to purchase a further 18,225,000 DTRC common shares. In addition, the Company substantially controlled the operational and financial decisions of DTRC through a contractual agreement related to the use of the investment proceeds. Therefore, the Company determined that the acquisition of control of DTRC took place on October 15, 2020. The acquisition of DTRC has been treated as an acquisition of mineral properties.
The total consideration for the acquisition of the assets and liabilities of DTRC assumed on acquisition were as follows:
Consideration:
Conversion of promissory note	$1,450,000
Value of convertible feature of promissory note	1,836,667
Cash investment	9,000,000
Value of purchase right	12,339,161
Transaction costs	231,043
$24,856,871

JR RESOURCES CORP.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2021
(UNAUDITED)
NOTE 4 — Acquisition (continued)
Allocated as follows:
Cash and cash equivalents	$9,697,502
Prepaid expenses	14,403
Mineral properties	53,035,706
Property and equipment	8,801
Accounts payable and accrued liabilities	(479,794)
Accounts payable – related party	(1,770,234)
Notes payable – related party	(392,652)
Deferred tax liability	(9,811,882)
Non-controlling interest	(25,444,979)
$24,856,871
The consideration paid less the net assets of DTRC have been adjusted based on the percentage of shares held by the Company and the non-controlling interest and added to the mineral properties to reflect the fair value of the Black Hills Project (See Note 5). As a result of the acquisition, the Company recorded a deferred tax liability of $9,811,882.
In March 2021, the Company and DTRC effected the second and final closing under the Agreement, as amended, whereby JR purchased 18,225,000 common shares of DTRC for an aggregate consideration of $10,935,000, $10,635,000 in cash and $300,000 upon conversion of the principal amount of a promissory note issued in January 2021. The Company’s interest in DTRC increased from 49.42% on the first closing to 63.42% and the Company maintained control of DTRC.
NOTE 5 — Mineral Properties
Black Hills Project
As a result of the acquisition of a controlling financial interest in DTRC (See Note 4), the Company acquired a 100% right, title and interest in mining claims located in the Homestake Gold District of the Black Hills of South Dakota, USA.
In October 2020, the Company completed the purchase of the Maitland Gold Property from Homestake Mining Company of California, a wholly owned subsidiary of Barrick Gold Corporation (“Barrick”). At closing, the Company paid Barrick $3.5 million cash and issued 750,000 shares of DTRC common stock valued at $1.76 per share, for a total consideration of $4.82 million. Additionally, Barrick retained a 2.5% net smelter returns royalty on the property.
In November 2020, the Company acquired 64 unpatented lode mining claims covering approximately 1,092 acres located south and to the west of the former Homestake Gold Mine at Lead, South Dakota. The Poorman Anticline geological structure is the southwestern-most known extension of the Homestake iron-formation host in the district. Gold mineralization was discovered underground on the 2,600 and 4,100 foot levels in the far western extents of the Homestake Mine in the 1950’s and 60’s with little historic follow-up exploration in the Poorman Anticline closer to surface. The Company’s targeting in the Poorman Anticline is based on the presence of the Homestake iron-formation host and projected intersections with important shear fabric that is known to have conducted fluids necessary to the deposition of gold mineralization in the northern extents of the structural corridor.

JR RESOURCES CORP.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2021
(UNAUDITED)
NOTE 5 — Mineral Properties (continued)
In January 2021, the Company acquired 143 unpatented lode mining claims covering approximately 2,468 acres. The acquisition was based on continuing analysis of the Company’s historic data sets coupled with new insights derived from the Company’s district-scale airborne geophysical survey flown during the summer of 2020 and increased the acreage covered by three of the Company’s existing project areas. At the west side of the Homestake District, the Tinton property was extended to the north and northwest adding approximately 1,966 acres to the original claim block. In the central region of the District, the West Corridor property was extended west to Cleopatra Creek covering approximately 242 additional acres between Richmond Hill and Wharf gold mines, and the Blind Gold Property was expanded west adding approximately 260 acres immediately north of the Richmond Hill Mine.
In March 2021, the Company acquired 39 unpatented lode mining claims covering approximately 806.5 at the eastern boundary of the Company’s Tinton Property. Tinton was the site of placer mining activity between 1876 and the turn of the century, the lode source for which has not been discovered. The original Tinton claim block was located based on historic research and exploration conducted by members of our technical team at Homestake Mining Company in the 1980’s and 1990’s, which suggested a Pre-Cambrian lode source at depth. The latest property acquisition is focussed on additional younger Tertiary-aged gold mineralization in the younger sedimentary and igneous rocks covering the property.
In March 2021, the Company acquired, by option, 25 patented mining claims covering approximately 307 acres at the eastern boundary of the northern segment of the Company’s Ragged Top Property. The property was acquired from Donald Valentine of Steamboat Springs, Colorado. Two additional unpatented lode claims covering approximately 29 acres were also acquired by staking and added at the north end of the property. The Ragged Top Property has been subject to historic mining operations producing Tertiary-aged gold and silver mineralization primarily from vertical fissures and collapsed breccias within the Paha Sapa limestone unit. The Ragged Top property is located just northwest of the producing Wharf Mine (Coeur Mining) and approximately 3 miles southwest of the former Richmond Hill Mine (Barrick Gold).
On May 21, 2021, the Company purchased surface and mineral title to approximately 213 acres located contiguous to the northwest boundary of the Company’s West Corridor Property. The property is located just south of the mineral property Dakota Territory acquired from Deadbroke Mining Company in the Maitland Area in March of 2014, just north of the producing Wharf Mine (Coeur Mining) and just to the south and east of the former Richmond Hill Mine (Barrick Gold). The purchased property is subject to a 2% NSR Royalty held by Homestake Mining Company of California and a buyback right for 51% interest in the property subject to, among other provisions, the establishment of a 1,000,000-ounce reserve and/or inferred resource from one or more deposits located within a one-kilometer area of influence surrounding the property.
During the quarter ended June 30, 2021, the Company purchased an additional 334 acres of patented mining claims.
In total, the Company currently holds eight brownfield project areas in the district comprised of 976 unpatented claims and a combination of surface and mineral leases covering a total of approximately 19,937 acres. We have not established that any of our projects or properties contain any proven or probable reserves.
As of June 30, 2021 and March 31, 2021, the Company’s mineral properties totaled $59,952,463 and $57,931,794, respectively. As of June 30, 2021, the Company is in the exploration stage and has not commenced amortization of its properties.

JR RESOURCES CORP.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2021
(UNAUDITED)
Note 6 — Property and Equipment
As of June 30, 2021 and March 31, 2021, the Company’s property and equipment consists of the following:
	Estimated Useful Life (Years)	June 30, 2021	March 31, 2021
Land		$70,000	$70,000
Building	39	543,549	503,711
Furniture and equipment	3 – 5	382,220	314,339
Vehicle	5	32,899	—
		1,028,668	888,050
Less accumulated depreciation		(44,967)	(17,306)
Property and equipment, net		$983,701	$870,744
Depreciation expense for the three months ended June 30, 2021 and 2020, was $27,661 and $0, respectively.
NOTE 7 — Share Capital
Authorized Share Capital
Our authorized capital stock consists of 200,000,000 shares of common stock, with a par value of $0.001 per share.
Issued Share Capital
During the year ended March 31, 2021, the Company issued 7,806,667 common shares at a weighted average price of $0.27 for proceeds of $2,126,387 and 20,405,269 units at a price of $1.00 for proceeds of $20,405,269 through various private placements. Each unit consists of one common share of the Company and one-half of a warrant. Each whole warrant is exercisable into one common share of the Company at an exercise price of $1.50 for a period of 5 years. In connection with the private placement, the Company incurred expenses of $94,839.
During the three months ended June 30, 2021, the Company issued 700,000 units at a price of $1.00 for proceeds of $700,000 through various private placements. Each unit consists of one common share of the Company and one-half of a share purchase warrant. Each whole warrant is exercisable into one common share of the Company at an exercise price of $1.50 for a period of 5 years.
In connection with the foregoing private placements, JR incurred aggregate expenses of $335,800.
Share Purchase Warrants
During the year ended March 31, 2021, in connection with various private placements, the Company issued 10,202,635 warrants with an exercise price of $1.50 per warrant. ASC 480, Distinguishing Liabilities from Equity, provides that these warrants are classified as equity. The fair value of these warrants was determined using the Black-Scholes Merton valuation model.
During the three months ended June 30, 2021, in connection with various private placements, the Company issued 350,000 warrants with an exercise price of $1.50 per warrant. ASC 480, Distinguishing

JR RESOURCES CORP.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2021
(UNAUDITED)
NOTE 7 — Share Capital (continued)
Liabilities from Equity, requires that these warrants are classified as equity. The fair value of these warrants was determined using the Black-Scholes Merton valuation model.
Number of warrants	Exercise price	Remaining life	Expiry date
		(years)
4,600,000	$1.50	4.29	October 13, 2025
256,275	$1.50	4.63	February 15, 2026
5,346,360	$1.50	4.71	March 15, 2026
125,000	$1.50	4.85	May 6, 2026
162,500	$1.50	4.87	May 15, 2026
62,500	$1.50	4.92	May 30, 2026
10,552,635
A summary of changes of warrants outstanding is as follows:
	Warrants	Weighted average exercise price
Balance, March 31, 2020	—	$—
Issued	10,202,635	1.50
Balance, March 31, 2021	10,202,635	$1.50
Issued	350,000	1.50
Balance, June 30, 2021	10,552,635	$1.50
Stock Options
During the three months ended June 30, 2021, DTRC granted a total of 2,071,250 stock options with an exercise price of $4.76 exercisable for up to five years. The Company recognized stock-based compensation related to issuance of stock options totaling $3,056,515 and $0 during the three months ended June 30, 2021 and 2020, respectively, of which $501,890 being allocated to exploration costs and $2,554,625 and being allocated to administrative expenses. During the three months ended June 30, 2021, we estimated the fair value of each stock option to have a weighted average grant date fair value of $3.39 per share on the date of grant using a Black Scholes valuation model. The weighted-average assumptions used to calculate the grant date fair value were as follows: exercise price of $4.76, risk-free interest rate of 0.95%, estimated volatility of 90%, dividend yield of 0%, and expected life of 5 years. As at June 30, 2021 the unrecognized compensation cost related to unvested options was $4,963,034.
Restricted Stock Units
On June 4, 2021 DTRC issued 1,050,000 restricted stock units (“RSU’s”) with a grant date fair value of $4.95 per share to certain directors, officers, employees and consultants vesting on June 4, 2022. The share-based compensation expense for the RSU’s will be amortized monthly and allocated to exploration costs and general and administrative expenses. For the three months ending June 30, 2021, $52,890 and $317,343 were allocated to exploration costs and general and administrative expenses, respectively.
Bonus shares issued by DTRC
During the three months ended June 30, 2021, DTRC issued 1,450,000 shares of common stock valued at $7,177,500 as bonus shares to directors, employees and consultants of DTRC. For the three months ending

JR RESOURCES CORP.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2021
(UNAUDITED)
NOTE 7 — Share Capital (continued)
June 30, 2021, the share-based compensation expense for the bonus shares was allocated as $1,361,250 to exploration costs and $5,816,250 to general and administrative expenses.
NOTE 8 — Related Party Transactions
The Company engages in related party transactions that involve its officers and directors and/or companies controlled by the officers and directors. Following is an analysis of related party transactions:
Mr. Gerald Aberle is DTRC’s former President, Chief Executive Officer and is currently Chief Operating Officer of DTRC. He is also a director and significant shareholder of DTRC and the owner of Jerikodie, Inc. (“Jerikodie”). Under a February 2012 agreement, Jerikodie Inc. earns a fixed consulting fee of $9,000 per month, plus approved expenses. In October 2020, DTRC paid Jerikodie, Inc, $200,000 of the approximate $729,500 owed to it for consulting fees and issued a note payable to Jerikodie for the remaining balance of approximately $529,500 bearing interest at 0.25% per year. On June 1, 2021, DTRC and Jerikodie settled debt of $529,500 through the payment of $376,550 and the issuance of 45,563 shares of common stock. Upon settlement, DTRC recognized all unamortized debt discount on the note totaling $37,876 as interest expense. The fair value of the consideration paid to settle the note exceeded the carrying amount of the note resulting in a loss on settlement of $54,169. During the three months ended June 30, 2021, DTRC engaged a company controlled by a family member of Mr. Aberle, for the purpose of providing general labor and incurred approximately $20,734 in costs. During the three months ended June 30, 2021, DTRC paid Jerikodie $39,238 for consulting fees.
Mr. Richard Bachman is DTRC’s former Chief Geological Officer (“CGO”). He is also a significant shareholder of DTRC and the owner of Minera Teles Pires Inc. (“Minera Teles”). Under an October 2005 agreement that expired in March 2020, Minera Teles earned a $10,000 monthly consulting fee and received $1,500 per month for office rent and expenses. The consulting fee was divided between a $5,000 per month cash payment and a $5,000 per month deferred amount. DTRC also owed Mr. Bachman, individually, $305,145 in unsecured loans. These unsecured loans bear interest at rates ranging from 3% to 4% per year and are due on demand. In June 2020, the Company repaid $40,145 of unsecured loans, plus accrued interest totaling $6,095. In October 2020, DTRC paid Minera Teles $200,000 for amounts owed for prior services and combined the remaining amount owed of approximately $795,500 with amounts owed under the unsecured loans, including unpaid interest, into a new note in the amount of $1,055,310, bearing interest at 0.25% per year. A payment of $145,000 was made in December 2020. As of June 30, 2021, the unpaid principal balance totaled $872,578. In July 2021, DTRC and Mr. Bachman settled debt of $872,578 through the payment of $425,165 in cash and the issuance of 99,049 shares of common stock.
During the three months ended June 30, 2021, DTRC paid $6,000 for consulting fees to WCM Associates, LP, an entity controlled by DTRC’s former CFO.
Messrs. Aberle and Bachman own a 5% net smelter return royalty on the original 84 unpatented mining claims that comprised the Blind Gold Property. An agreement to extinguish the royalty for $25,000 each has been executed.
NOTE 9 — Non-Controlling Interest
Non-controlling interest represents the portion of net assets in consolidated entities that are not owned by the Company. The following table presents the non-controlling interest balances reported in stockholders’ equity in the consolidated balance sheets as of June 30, 2021 and March 31, 2021:

JR RESOURCES CORP.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2021
(UNAUDITED)
NOTE 9 — Non-Controlling Interest (continued)
Balance, March 31, 2020	$—
Acquisition of DTRC	25,444,979
Payment of cash dividend by DTRC	(4,357,246)
Change in non-controlling interest	(1,396,034)
DTRC common stock issued for investment in mineral property	1,320,000
Stock-based compensation expense	121,385
Debt discount on notes payable – related party	86,026
DTRC common stock issued upon exercise of options	455,000
Net loss attributable to non-controlling interest	(490,497)
Balance, March 31, 2021	$21,183,613
DTRC common stock issued	10,399,500
Cash received for unissued DTRC shares	6,496,031
DTRC common stock issued for investment in mineral property	1,119,467
DTRC common stock issued upon conversion of debt	223,259
Stock-based compensation expense	10,604,248
Change in non-controlling interest	(14,794,682)
Net loss attributable to non-controlling interest	(4,548,047)
Balance, June 30, 2021	$30,683,389
In October 2020, the Company acquired 49.42% of the DTRC common shares outstanding. In March 2021, the Company and DTRC effected the second and final closing whereby the Company increased its interest in DTRC from 49.42% to 63.42%. As of March 31, 2021, there were no further changes to the Company’s ownership of DTRC.
During the three months ended June 30, 2021, the Company’s interest in DTRC decreased from 63.42% to 59.18%.
NOTE 10 — Subsequent Events
a)
On August 2, 2021, DTRC entered into a series of substantially similar subscription agreements pursuant to which the Company issued and sold to certain investors, in the final tranche of the Private Placement, an aggregate of 120,550 common shares at a price of $4.50 per share, for gross proceeds of $542,475. In aggregate with the first tranche issuance of 2,311,000 common shares for gross proceeds of $10,399,500, and the second tranche issuance of 8,734,611 common shares for $39,305,750 closed in July 2021, DTRC issued a total of 11,166,161 common shares for total gross proceeds of $50,247,725.

b)
On September 7, 2021, DTRC announced that it had entered into a binding definitive option agreement (the “Definitive Agreement”) to acquire Homestake Mining Company of California’s (“HMCC” or “Homestake”) surface rights and certain residual facilities in the Homestake District, South Dakota.

Under the terms of the Definitive Agreement, DTRC has a three-year option to acquire 4,261 acres of surface rights with attendant facilities and data held by HMCC (the “Option”). In consideration for the Option, DTRC made a cash payment of $1.3 million and issued 1 million shares of common stock of DTRC, valued at $4,850,000 to Barrick and will make annual option payments of $300,000 during the Option period. DTRC may exercise the Option on or before September 7, 2024, by assuming all of the liabilities

JR RESOURCES CORP.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2021
(UNAUDITED)
NOTE 10 — Subsequent Events (continued)
and bonds currently held by HMCC in the Homestake District. In addition, on exercise of the Option, DTRC will issue Barrick 3 million shares of DTRC and grant a 2.5% NSR to Barrick with respect to any gold that may be recovered from the Grizzly Gulch property.

JR Resources Corp.
And Subsidiaries
CONSOLIDATED FINANCIAL STATEMENTS WITH REPORT OF
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
AS OF AND FOR THE YEARS ENDED MARCH 31, 2021 AND 2020

JR RESOURCES CORP. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of
JR Resources Corp.
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of JR Resources Corp. and subsidiaries (collectively, the “Company”), as of March 31, 2021 and 2020, and the related consolidated statements of operations, changes in stockholders’ equity and cash flows for each of the two years in the period ended March 31, 2021, and the related notes to the consolidated financial statements (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2021 and 2020, and the results of its operations and its cash flows for each of the two years in the period ended March 31, 2021, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current-period audit of the consolidated financial statements that were communicated or required to be communicated with those charged with governance of the financial statements and that (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) represented especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing a separate opinion on the critical audit matters or on the accounts and disclosures to which they relate.
Consolidated Financial Statements — Acquisition of Dakota Territory Resource Corp. (“DTRC”) — See Note 4 to the consolidated financial statements
Critical Audit Matter Description
The Company completed its acquisition of a 49.42% ownership interest in DTRC in October 2020 and acquired an additional interest in March 2021 resulting in a 63.42% ownership interest as of March 31, 2021. The transaction was accounted for as an asset acquisition. The Company determined that control of DTRC took place on October 15, 2020 due to its 49.42% ownership interest, rights to acquire additional shares at an exercise price that was in the money, and a contractual agreement providing the Company with operational and financial decision making authority.
We identified the acquisition of DTRC to be a critical audit matter based on the significant judgements and interpretations required of management in its application of the asset acquisition guidance, the timing of when control was obtained, recognition and subsequent treatment of non-controlling interest, and the overall impact on the consolidated financial statements of the Company.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to management’s assessment of the acquisition of DTRC and the subsequent treatment of non-controlling interest included the following, among others:
We assessed the evidence underlying the accounting of the transaction as an asset acquisition, the timing of the change in control and the recognition of the non-controlling interest. Specifically, we read and evaluated the Company’s asset acquisition accounting memorandum that documented the facts and circumstances in the transaction, which included the factors the Company considered in determining the applicable accounting treatment. In addition, we compared the facts and circumstances in the Company’s accounting memorandum to the acquisition agreement.
We assessed the evidence underlying the subsequent measurement of non-controlling interest. We read and evaluated the Company’s non-controlling interest accounting memorandum that documented the guidance considered and conclusions reached with regards to the recognition of changes in non-controlling interest. In addition, we reviewed and recalculated the Company’s computations for the subsequent changes in NCI.
/s/ Ham, Langston & Brezina, L.L.P.
We have served as JR Resources Corp.’s auditor since 2021.
Houston, Texas
September, 2021

JR RESOURCES CORP.
CONSOLIDATED BALANCE SHEETS
	March 31, 2021	March 31, 2020
ASSETS
Current assets
Cash	$11,444,668	$141,768
Prepaid expense and other current assets	384,897	—
Loan receivable	—	407,834
Note receivable	—	300,000
Total current assets	11,829,565	849,602
Non-current assets
Mineral properties	57,931,794	—
Property and equipment, net	870,744	—
Total assets	$70,632,103	$849,602
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$846,622	$87,964
Accounts payable – related party	3,000	—
Current portion of notes payable – related party	906,768	—
Total current liabilities	1,756,390	87,964
Non-current liabilities
Non-current portion of notes payable – related party	473,325	—
Deferred tax liability	9,398,458	—
Total liabilities	11,628,173	87,964
Stockholders’ equity
Common stock, par value $0.001; 200,000,000 shares authorized, 48,698,602 and 20,486,666 shares issued and outstanding at March 31, 2021 and 2020, respectively	48,699	20,487
Additional paid in capital	12,092,157	1,199,357
Share subscriptions receivable	—	(126,753)
Retained earnings (deficit)	25,679,461	(331,453)
Equity attributable to stockholders of the Company	37,820,317	761,638
Non-controlling interest	21,183,613	—
Total stockholders’ equity	59,003,930	761,638
Total stockholders’ equity and liabilities	$70,632,103	$849,602
The accompanying notes are an integral part of these consolidated financial statements

JR RESOURCES CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS
	For the year ended March 31,
	2021	2020
General and administrative expenses
Consulting	$670,920	$—
Exploration costs	271,853	47,668
Office, travel and general	515,104	23,147
Professional fees	634,241	85,226
Write off of mineral properties	—	13,632
Loss from operations	(2,092,118)	(169,673)
Other income (expenses)
Foreign exchange loss	79,001	(26,974)
Gain on derivative assets	27,087,667	—
Interest income	32,443	3,364
	27,199,111	(23,610)
Income (loss) before income tax	25,106,993	(193,283)
Deferred tax benefit	413,424	—
Net income (loss)	25,520,417	(193,283)
Less: Net loss attributable to non-controlling interest	(490,497)	—
Net income (loss) attributable to JR Resources Corp.	$26,010,914	$(193,283)
Basic and diluted earnings (loss) per share	$0.81	$(0.03)
Weighted average number of basic and diluted
common shares outstanding	32,110,916	5,563,241
The accompanying notes are an integral part of these consolidated financial statements

JR RESOURCES CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
	For the year ended March 31,
	2021	2020
Cash flows used in operating activities
Net income (loss)	$25,520,417	$(193,283)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation	17,306	—
Interest income	—	(3,364)
Accretion of debt discount	86,024	—
Write off on mineral properties	—	13,632
Unrealized foreign exchange	—	23,989
Stock-based compensation expense	121,385	—
Gain on derivative assets	(27,087,667)	—
Deferred tax benefit	(413,424)	—
Changes in operating assets and liabilities:
Receivable	(13,317)	—
Prepaid expenses and deposit	(357,177)	—
Accounts payable and accrued liabilities	278,865	(10,268)
Accounts payable – related party	(319,237)	—
Net cash used in operating activities	(2,166,825)	(169,294)
Cash flows used in investing activities
Issuance of note receivable	(1,150,000)	(300,000)
Payments from loan receivable	407,834	—
Purchases of property and equipment	(879,249)	—
Impact on cash of initial consolidation	9,697,502	—
Purchases of mineral properties	(12,807,130)	(428,459)
Net cash used in investing activities	(4,731,043)	(728,459)
Cash flows from financing activities
Issuance of share capital, net of issuance costs	22,563,570	1,093,090
Proceeds from exercise of DTRC stock options and warrants	455,000	—
Payment of cash dividend to non-controlling interest	(4,357,246)	—
Net proceeds repaid to related parties	(460,556)	(55,499)
Net cash provided by financing activities	18,200,768	1,037,591
Net increase in cash	11,302,900	139,838
Cash, beginning of year	141,768	1,930
Cash, end of year	$11,444,668	$141,768
Supplemental disclosure with respect to cash flows (See Note 12)
The accompanying notes are an integral part of these consolidated financial statements

JR RESOURCES CORP.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
	Capital Stock		Additional Paid-in Capital	Share Subscriptions Receivable	Retained Earnings (Deficit)	Non- Controlling Interest	Total Stockholders’ Equity
	Number of Shares	Amount
Balance, March 31, 2019	100	$1	$—	$—	$(138,170)	$—	$(138,169)
Common stock issued for cash, net of issuance costs	20,486,566	20,486	1,199,357	(126,753)	—	—	1,093,090
Net loss	—	—	—	—	(193,283)	—	(193,283)
Balance, March 31, 2020	20,486,666	20,487	1,199,357	(126,753)	(331,453)	—	761,638
Common stock issued for cash, net of issuance costs	28,211,936	28,212	22,408,605	126,753	—	—	22,563,570
Acquisition of DTRC common shares	—	—	(12,911,839)	—	—	25,444,979	12,533,140
Payment of cash dividend by DTRC	—	—	—	—	—	(4,357,246)	(4,357,246)
Change in non-controlling interest	—	—	1,396,034	—	—	(1,396,034)	—
DTRC common stock issued for investment in mineral property	—	—	—	—	—	1,320,000	1,320,000
Stock-based compensation expense	—	—	—	—	—	121,385	121,385
Debt discount on notes payable – related party	—	—	—	—	—	86,026	86,026
DTRC common stock issued upon exercise of options	—	—	—	—	—	455,000	455,000
Net income	—	—	—	—	26,010,914	(490,497)	25,520,417
Balance, March 31, 2021	48,698,602	$48,699	$12,092,157	$—	$25,679,461	$21,183,613	$59,003,930
The accompanying notes are an integral part of these consolidated financial statements

JR RESOURCES CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended March 31, 2021 and 2020
NOTE 1 — Organization and Nature of Business
JR Resources Corp. (the “Company” or “JR”) was incorporated on November 15, 2017 under the Business Corporations Act (British Columbia, Canada). The Company focuses its business efforts on the acquisition, exploration, and development of mineral properties in the United States of America (“U.S.”). On May 22, 2020, the Company completed the domestication process and changed the Company’s registration from the Province of British Columbia, Canada to the State of Nevada, U.S.
The Company’s mineral properties are at the exploration stage and are without a known body of commercial ore. The business of exploring for minerals involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. Major expenditures may be required to establish ore reserves, to develop metallurgical processes, to acquire construction and operating permits and to construct mining and processing facilities. The amounts shown as exploration and evaluation assets cost represent acquisition, holding and deferred exploration costs and do not necessarily represent present or future recoverable values. The recoverability of the amounts shown for exploration and evaluation assets cost is dependent upon the Company obtaining the necessary financing to complete the exploration and development of the properties, the discovery of economically recoverable reserves and future profitable operations or through sale of the assets.
These consolidated financial statements have been prepared on the assumption that the Company and its subsidiaries will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. Different bases of measurement may be appropriate if the Company is not expected to continue operations for the foreseeable future. As of March 31, 2021, the Company had not advanced its properties to commercial production and is not able to finance day-to-day activities through operations. The Company’s continuation as a going concern is dependent upon the successful results from its exploration activities and its ability to attain profitable operations and generate funds therefrom and/or raise equity capital or borrowings sufficient to meet current and future obligations. The Company estimates it has sufficient working capital to continue operations for a period of 12 months from the date of these financial statements.
Uncertainties and Economic Development
In March 2020, the World Health Organization designated the new coronavirus (“COVID-19”) as a global pandemic. Federal, state and local governments have mandated orders to slow the transmission of the virus, including but not limited to shelter-in-place orders, quarantines, restrictions on travel, and work restrictions that prohibit many employees from going to work. Uncertainty with respect to the economic effects of the pandemic has resulted in significant volatility in the financial markets.
Restrictions put in place by federal, state and local governments could delay our exploratory programs on our mineral properties. Furthermore, the impact of the pandemic on the global economy could also negatively impact the availability and cost of future borrowings should the need arise.
It is unknown how long the adverse conditions associated with the pandemic will last and what the complete financial effect will be to the Company. The Company continues to monitor the impact that the pandemic, including relief bills enacted in response thereto, may have on operations. Currently, the Company is unable to determine the impact that the pandemic will have on its financial condition, results of operations, or liquidity.
NOTE 2 — Significant Accounting Policies and Basis of Preparation
The following is a summary of significant accounting policies used in the preparation of these consolidated financial statements.

JR RESOURCES CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended March 31, 2021 and 2020
NOTE 2 — Significant Accounting Policies and Basis of Preparation (continued)
Basis of Presentation
The Company’s financial records are maintained on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).
Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to such estimates include, valuation of stock based compensation, valuation of derivative assets and impairment of long-lived assets. Actual results could differ from those estimates.
Basis of consolidation
These consolidated financial statements include the accounts of the Company and its subsidiaries at the end of the reporting periods as follows:
		Percentage owned
	Incorporation	2021	2020
1169164 B.C. Ltd.	Canada	0%	100%
Seahawk Exploration (US) Inc. (“Seahawk”)	USA	0%	100%
JR (Canada) Resources Services Corp.	Canada	100%	0%
Dakota Territory Resource Corp. (“DTRC”)	USA	63%	0%
On May 15, 2020, the Company sold 1169164 B.C. Ltd., which owned 100% of Seahawk, to a related party for a nominal amount. At the time of the sale, 1169164 B.C. Ltd. did not have any assets or liabilities. As a result of the sale, the Company deconsolidated 1169164 B.C. Ltd. as of May 15, 2020 and did not result in any gain or loss.
As discussed in Note 4, the Company acquired control of DTRC and, as such, the results of DTRC have been included beginning on October 15, 2020.
All significant intercompany accounts and transactions between the Company and its subsidiaries have been eliminated upon consolidation.
Non-controlling interest represents the portion of a subsidiary’s earnings and losses and net assets that are not held by the Company. If losses in a subsidiary applicable to a non-controlling interest exceed the non-controlling interest in the subsidiary’s equity, the excess is allocated to the non-controlling interest except to the extent that the majority interest holder has a binding obligation and is able to cover the losses.
Foreign Currency
The financial position and results of operations of the Company’s Canadian subsidiaries are measured using the U.S. dollar as the functional currency. Accordingly, there is no translation gain or loss associated with these operations. Transaction gains and losses related to monetary assets and liabilities where the functional currency is the U.S. dollar are remeasured at current exchange rates and the resulting adjustments are included in the accompanying consolidated statements of operations.
Cash and cash equivalents
The Company considers all highly liquid investments with maturities of three months or less, when purchased, to be cash and cash equivalents. The Company is exposed to credit risk from its deposits of cash

JR RESOURCES CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended March 31, 2021 and 2020
NOTE 2 — Significant Accounting Policies and Basis of Preparation (continued)
in excess of amounts insured by the Federal Deposit Insurance Corporation. The Company has not experienced any losses on its deposits of cash.
Loan Receivable
Loan receivable is stated at cost, net of any allowance for doubtful accounts. The Company maintains an allowance for doubtful accounts for estimated losses where there is doubt as to the collectability of the principal amount. In evaluating the collectability of the receivable, the Company considers many factors, including the payment history, length of time past due, credit worthiness of the borrower and economic trends. At March 31, 2020, management believed that the full amount of the loan receivable was collectible and no allowance for doubtful accounts was deemed necessary.
Property and Equipment
Property and equipment consist primarily of land, buildings, office furniture and equipment, and are recorded at cost. Expenditures related to acquiring or extending the useful life of property and equipment are capitalized. Expenditures for repair and maintenance are charged to operations as incurred. Depreciation is computed using the straight-line method over an estimated useful life of 3-39 years.
Mineral Property Costs
The Company has been in the exploration stage since inception and has not yet realized any revenues from its planned operations. All exploration expenditures are expensed as incurred. Costs of acquisition and option costs of mineral rights are capitalized upon acquisition. Mine development costs incurred to develop new ore deposits, to expand the capacity of mines, or to develop mine areas substantially in advance of current production are also capitalized once proven and probable reserves exist and the property is a commercially mineable property. Costs incurred to maintain current production or to maintain assets on a standby basis are charged to operations. If the Company does not continue with exploration after the completion of the feasibility study, the associated capitalized costs will be expensed at that time. Costs of abandoned projects are charged to mining costs including related property and equipment costs.
To determine if the capitalized mineral property costs are in excess of their recoverable amount, the Company conducts periodic evaluation of the carrying value of capitalized costs and any related property and equipment costs based upon expected future cash flows and/or estimated salvage value in accordance with Accounting Standards Codification (ASC) 360-10-35-15, Impairment or Disposal of Long-Lived Assets.
Fair Value Measurements
The Company accounts for assets and liabilities measured at fair value in accordance with ASC 820, Fair Value Measurements and Disclosures. ASC 820 emphasizes that fair value is a market-based measurement, not an entity-specific measurement. Therefore, a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, ASC 820 establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Levels 1 and 2 of the hierarchy) and the reporting entity’s own assumptions about market participant assumptions (unobservable inputs classified within Level 3 of the hierarchy). The three levels of inputs used to measure fair value are as follows:
•
Level 1: Observable inputs that reflect unadjusted quoted prices for identical assets or liabilities traded in active markets.

JR RESOURCES CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended March 31, 2021 and 2020
NOTE 2 — Significant Accounting Policies and Basis of Preparation (continued)
•
Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

•
Level 3: Inputs that are generally unobservable. These inputs may be used with internally developed methodologies that result in management’s best estimate of fair value.

The Company’s financial instruments consist principally of cash, note receivable, loan receivable, accounts payable and notes payable. The carrying amounts of such financial instruments in the accompanying financial statements approximate their fair values due to their relatively short-term nature or the underlying terms are consistent with market terms.
Environmental Costs
Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations, and which do not contribute to current or future revenue, generally are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable, and the cost can be reasonably estimated. Generally, the timing of these accruals coincides with the earlier of the completion of a feasibility study or the Company’s commitment to a plan of action based on the then known facts.
Derivative Assets
The Company estimated the fair value of its derivative asset using the Black-Scholes valuation model, in accordance with the provisions of ASC 815, Derivatives and Hedging. Key inputs and assumptions used to estimate the fair value of the derivative asset include the exercise price of the derivative, the expected option term, volatility of the beneficiary’s stock, the risk-free rate, and dividend yield.
Income Taxes
Income taxes are computed using the asset and liability method, in accordance with ASC 740, Income Taxes. Under the asset and liability method, deferred income tax assets and liabilities are determined based on the differences between the financial reporting and tax basis of assets and liabilities, and are measured using the currently enacted tax rates and laws. A valuation allowance is provided for the amount of deferred tax assets that, based on available evidence, are not expected to be realized.
The Company recognizes and measures a tax benefit from uncertain tax positions when it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The Company recognizes a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. The Company adjusts these liabilities when its judgement changes as a result of the evaluation of new information not previously available. Due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from the current estimate or future recognition of an unrecognized tax benefit. These differences will be reflected as increases or decreases to income tax expense in the period in which they are determined.
The Company recognizes interest and penalties related to unrecognized tax positions within the income tax expense line in the statements of operations.
Stock-Based Compensation
The Company estimates the fair value of stock-based compensation using the Black-Scholes valuation model, in accordance with the provisions of ASC 718, Compensation — Stock Compensation. Key inputs

JR RESOURCES CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended March 31, 2021 and 2020
NOTE 2 — Significant Accounting Policies and Basis of Preparation (continued)
and assumptions used to estimate the fair value of stock options include the grant price of the award, the expected option term, volatility of the Company’s stock, the risk-free rate, and dividend yield. Estimates of fair value are not intended to predict actual future events or the value ultimately realized by the option holders, and subsequent events are not indicative of the reasonableness of the original estimates of fair value made by the Company.
Basic and Diluted Earnings (Loss) Per Share
The Company computes basic and diluted earnings (loss) per share amounts pursuant to the provisions of ASC 260, Earnings per Share. Basic earnings (loss) per share is computed by dividing net income (loss) available to common stockholders, by the weighted average number of shares of common stock outstanding during the period, excluding the effects of any potentially dilutive securities. Diluted earnings (loss) per share is computed by dividing net income (loss) available to common stockholders by the diluted weighted average number of shares of common stock during the period. The diluted weighted average number of common shares outstanding is the basic weighted number of shares adjusted for the dilutive effect of potential future issuances of common stock related to outstanding options and warrants, if any.
The dilutive effect of outstanding options and warrants is reflected in diluted earnings per share by application of the treasury stock method. The effect of the Company’s outstanding options and warrants were excluded for both the years ended March 31, 2021 and 2020, because they were anti-dilutive.
Recent Accounting Pronouncements
Pronouncements between March 31, 2021 and the date of this filing are not expected to have a significant impact on the Company’s operations, financial position, or cash flow, nor does the Company expect the adoption of recently issued, but not yet effective, accounting pronouncements to have a significant impact on our results of operations, financial position or cash flows.
NOTE 3 — Note Receivable
In February 2020, the Company advanced $300,000 to DTRC. The note bore interest at 3.0% per year and was due on May 5, 2021. In May 2020, the Company and DTRC entered into an amended and restated promissory note in the amount of $1,450,000, which included the $300,000 that was advanced in February 2020 and an additional $1,150,000 that was advanced in May 2020. The amended and restated unsecured note bore interest at 0.25% per year, compounded annually, and matures on December 31, 2021. At maturity, the principal amount of the note, together with any accrued but unpaid interest, will be due and payable in cash, provided that, if and to the extent that DTRC does not pay this note in cash on the maturity date, then the Company will be required to exercise, and will be deemed to have exercised, its right to convert such unpaid portion of the note into shares of DTRC common stock. The conversion price was $0.60 per share through December 31, 2020 and, thereafter, the lesser of $0.60 per share and the volume weighted average price of DTRC common stock for the five consecutive trading days immediately preceding the date of such conversion (with a floor of $0.40 per share). The note has customary event of default provisions and, upon an event of default, the Company will be required to convert the unpaid portion of the note into the shares of DTRC common stock, if not paid in cash by DTRC.
In connection with the promissory note agreement with DTRC, the Company was granted an option by DTRC to purchase up to 35,641,667 shares of common stock at $0.60 per share in one or more closings on or prior to October 15, 2020. The convertible feature of the amended and restated promissory note was determined to be a derivative asset. At issuance date, the Company determined the fair value of the convertible feature was $1,727,655.

JR RESOURCES CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended March 31, 2021 and 2020
NOTE 3 — Note Receivable (continued)
In October 2020, the Company converted the principal amount of $1,450,000 into 2,416,667 DTRC common shares. The convertible feature was revalued to $1,836,667 prior to conversion. The Company recorded a gain on derivative assets of $1,836,667 for the year ended March 31, 2021.
In January 2021, the Company advanced $300,000 to DTRC, on an unsecured basis. On the occurrence of the final closing, the unpaid principal of the loan was applied to the consideration relating to the final close.
NOTE 4 — Acquisition
In May 2020, the Company entered into an agreement with DTRC (the “Agreement”) whereby the Company loaned an additional $1,150,000 to DTRC (see Note 3) and DTRC granted JR the right to purchase up to 35,641,667 shares of common stock of DTRC at $0.60 per share (approximately 64% on a fully diluted basis) in one or more closings on or prior to October 15, 2020. The purchase right was determined to be a derivative asset. At issuance date, the Company determined the fair value of the purchase right was $16,351,772 using a Black Scholes valuation model. The weighted-average assumptions used to calculate the grant date fair value were as follows: (i) risk-free interest rate of 0.17%, (ii) estimated volatility of 223%, (iii) dividend yield of 0%, and (iv) expected life of 0.39 years.
Upon execution of the Agreement, the Company and DTRC entered into an amended and restated promissory note in the amount of $1,450,000, of which $300,000 was advanced in February 2020 and $1,150,000 was advanced in May 2020 as noted above.
In October 2020, the Company and DTRC effected the first closing under the Agreement whereby JR purchased 17,416,667 common shares of DTRC for aggregate consideration of $10,450,000, including $9,000,000 in cash and $1,450,000 upon conversion of the principal amount of the May 2020 promissory note. The purchase right was revalued to $25,251,000 prior to exercise using a Black Scholes valuation model. For the year ended March 31, 2021, the Company recognized a gain on derivative assets of $25,251,000 related to the purchase right.
In addition, the Company and DTRC entered into amending agreements on October 15, 2020 and February 15, 2021 whereby (i) it was agreed to extend the balance of the May 2020 purchase right until March 17, 2021, and would allow JR the option to purchase up to an additional 18,225,000 shares of common stock for up to an additional $10,935,000, and (ii) DTRC created two director vacancies and agreed to allow for two JR nominees to be appointed, of which a nominee was appointed as a director to fill one vacancy on October 15, 2020.
Immediately after the first closing, the Company owned 49.42% of DTRC common shares outstanding and had the right to purchase a further 18,225,000 DTRC common shares. In addition, the Company substantially controlled the operational and financial decisions of DTRC though contractual agreement related to the use of the investment proceeds. Therefore, the Company determined that the acquisition of control of DTRC took place on October 15, 2020. The acquisition of DTRC has been treated as an acquisition of mineral properties.
The total consideration for the acquisition of the assets and liabilities of DTRC assumed on the acquisition date were as follows:

JR RESOURCES CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended March 31, 2021 and 2020
NOTE 4 — Acquisition (continued)
Consideration:
Conversion of promissory note	$1,450,000
Value of convertible feature of promissory note	1,836,667
Cash investment	9,000,000
Value of purchase right	12,339,161
Transaction costs	231,043
$24,856,871
Allocated as follows:
Cash and cash equivalents	$9,697,502
Prepaid expenses	14,403
Mineral properties	53,035,706
Property and equipment	8,801
Accounts payable and accrued liabilities	(479,794)
Accounts payable — related party	(1,770,234)
Notes payable — related party	(392,652)
Deferred tax liability	(9,811,882)
Non-controlling interest	(25,444,979)
$24,856,871
The consideration paid, less the DTRC net asset acquired, have been adjusted based on the percentage of shares held by the Company and the non-controlling interest holders and added to the mineral properties to reflect the fair value of the Black Hills Project (See Note 5). As a result of the acquisition, the Company recorded a deferred tax liability of $9,811,882.
In March 2021, the Company and DTRC effected the second and final closing under the Agreement, as amended, whereby JR purchased 18,225,000 common shares of DTRC for an aggregate consideration of $10,935,000, $10,635,000 in cash and $300,000 upon conversion of the principal amount of a promissory note issued in January 2021. The Company’s interest in DTRC increased from 49.42% on the first closing to 63.42% and the Company maintained control of DTRC.
NOTE 5 — Mineral Properties
Seahawk Project
The project was located in Box Elder County, Utah, USA.
During the year ended March 31, 2020, the Company impaired the Seahawk project as management did not have further plans to explore the property, as such, the Company recorded an impairment on mineral properties of $13,632.
During the year ended March 31, 2021, the Company sold the project to a related party for a nominal value.
Black Hills Project
As a result of the acquisition of a controlling financial interest in DTRC (See Note 4), the Company acquired a 100% right, title and interest in mining claims located in the Homestake Gold District of the Black Hills of South Dakota, USA.

JR RESOURCES CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended March 31, 2021 and 2020
NOTE 5 — Mineral Properties (continued)
In October 2020, the Company completed the purchase of the Maitland Gold Property from Homestake Mining Company of California, a wholly owned subsidiary of Barrick Gold Corporation (“Barrick”). At closing, the Company paid Barrick $3.5 million cash and issued 750,000 shares of DTRC common stock valued at $1.76 per share, for a total consideration of $4.82 million. Additionally, Barrick retained a 2.5% net smelter returns royalty on the property.
In November 2020, the Company acquired 64 unpatented lode mining claims covering approximately 1,092 acres located south and to the west of the former Homestake Gold Mine at Lead, South Dakota. The Poorman Anticline geological structure is the southwestern-most known extension of the Homestake iron-formation host in the district. Gold mineralization was discovered underground on the 2,600 and 4,100 foot levels in the far western extents of the Homestake Mine in the 1950’s and 60’s with little historic follow-up exploration in the Poorman Anticline closer to surface. The Company’s targeting in the Poorman Anticline is based on the presence of the Homestake iron-formation host and projected intersections with important shear fabric that is known to have conducted fluids necessary to the deposition of gold mineralization in the northern extents of the structural corridor.
In January 2021, the Company acquired 143 unpatented lode mining claims covering approximately 2,468 acres. The acquisition was based on continuing analysis of the Company’s historic data sets coupled with new insights derived from the Company’s district-scale airborne geophysical survey flown during the summer of 2020 and increased the acreage covered by three of the Company’s existing project areas. At the west side of the Homestake District, the Tinton property was extended to the north and northwest adding approximately 1,966 acres to the original claim block. In the central region of the District, the West Corridor property was extended west to Cleopatra Creek covering approximately 242 additional acres between Richmond Hill and Wharf gold mines, and the Blind Gold Property was expanded west adding approximately 260 acres immediately north of the Richmond Hill Mine.
In March 2021, the Company acquired 39 unpatented lode mining claims covering approximately 806.5 at the eastern boundary of the Company’s Tinton Property. Tinton was the site of placer mining activity between 1876 and the turn of the century, the lode source for which has not been discovered. The original Tinton claim block was located based on historic research and exploration conducted by members of our technical team at Homestake Mining Company in the 1980’s and 1990’s, which suggested a Pre-Cambrian lode source at depth. The latest property acquisition is focussed on additional younger Tertiary-aged gold mineralization in the younger sedimentary and igneous rocks covering the property.
In March 2021, the Company acquired, by option, 25 patented mining claims covering approximately 307 acres at the eastern boundary of the northern segment of the Company’s Ragged Top Property. The property was acquired from Donald Valentine of Steamboat Springs, Colorado. Two additional unpatented lode claims covering approximately 29 acres were also acquired by staking and added at the north end of the property. The Ragged Top Property has been subject to historic mining operations producing Tertiary-aged gold and silver mineralization primarily from vertical fissures and collapsed breccias within the Paha Sapa limestone unit. The Ragged Top property is located just northwest of the producing Wharf Mine (Coeur Mining) and approximately 3 miles southwest of the former Richmond Hill Mine (Barrick Gold).
As of March 31, 2021 and 2020, the Company’s mineral properties totaled $57,931,794 and $0, respectively. As of March 31, 2021, the Company is in the exploration stage and has not commenced amortization of its properties.

JR RESOURCES CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended March 31, 2021 and 2020
NOTE 6 — Property and Equipment
As of March 31, 2021 and 2020, the Company’s property and equipment consists of the following:
	Estimated Useful Life (Years)	2021	2020
Land		$70,000	$—
Building	39	503,711	—
Furniture and equipment	3 – 5	314,339	—
		888,050	—
Less accumulated depreciation		(17,306)	—
Property and equipment, net		$870,744	$—
Depreciation expense for the year ended March 31, 2021 was $17,306.
NOTE 7 — Loan Receivable
During the year ended March 31, 2020, the Company advanced a total of $407,834 to a third party. The unsecured loan bears interest at 5% per annum and is payable on demand. During the year ended March 31, 2021, the Company advanced a further $1,144,416 to the same party and recorded interest income of $27,252. The loan was repaid in full prior to March 31, 2021.
NOTE 8 — Accounts Payable and Accrued Liabilities
Accounts payable and accrued liabilities consists of the following at March 31, 2021 and 2020:
	March 31, 2021	March 31, 2020
Trade payables	$524,512	$87,964
Refundable share subscriptions paid	321,362	—
Other	748	—
	$846,622	$87,964
NOTE 9 — Share Capital
Authorized Share Capital
In connection with the domestication process on May 22, 2020, the Company changed its share capital structure from unlimited authorized shares of common stock without par value to 200,000,000 authorized shares of common stock, with a par value of $0.001 per share.
Issued Share Capital
During the year ended March 31, 2020, the Company issued 20,486,566 common shares at a weighted average price of $0.06 for proceeds of $1,219,843 through various private placements. As at March 31, 2020, the Company had subscriptions receivable totaling $126,753, owing by a related party, which the Company received in full subsequent to the year end.
During the year ended March 31, 2021, the Company issued 7,806,667 common shares at a weighted average price of $0.27 for proceeds of $2,126,387 and 20,405,269 units at a price of $1.00 for proceeds of $20,405,269 through various private placements. Each unit consists of one common share of the Company

JR RESOURCES CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended March 31, 2021 and 2020
NOTE 9 — Share Capital (continued)
and one-half of a warrant. Each whole warrant is exercisable into one common share of the Company at an exercise price of $1.50 for a period of 5 years. In connection with the private placement, the Company incurred expenses of $94,839.
Dividends
On November 13, 2020, DTRC declared a special cash dividend of $0.22 per common share, totaling $4,357,246, to the non-controlling interest stockholders of record as at December 22, 2020 and paid $4,357,246 on 19,805,664 shares of common stock. The Company had contractually waived its right to receive its pro-rata share of this special cash dividend. This dividend was paid in January 2021.
Share Purchase Warrants
During the year ended March 31, 2021, in connection with various private placements, the Company issued 10,202,635 warrants with an exercise price of $1.50 per warrant. ASC 480, Distinguishing Liabilities from Equity, provides that these warrants are classified as equity. The fair value of these warrants totaled $3,567,641 and was determined using the Black-Scholes Merton valuation model.
Number of warrants	Exercise price	Remaining life	Expiry date
		(years)
4,600,000	$1.50	4.54	October 13, 2022
256,275	$1.50	4.88	February 15, 2023
5,346,360	$1.50	4.96	March 15, 2023
10,202,635
A summary of changes of warrants outstanding is as follows:
	Warrants	Weighted average exercise price
Balance, March 31, 2019 and 2020	—	$—
Issued	10,202,635	1.50
Balance, March 31, 2021	10,202,635	$1.50
Stock Options
DTRC’s 2015 Omnibus Incentive Plan (the “Omnibus Plan”) authorizes DTRC to grant or issue non-qualified stock options, incentive stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares, performance units, cash-based awards or other stock-based awards up to a total of 3,750,000 shares of DTRC. Under the terms of the Omnibus Plan, awards may be granted to employees, directors and third-party service providers. Awards issued under the Omnibus Plan vest as determined by the board of directors at the time of grant. Any shares related to an award granted under the Omnibus Plan that terminates by expiration, forfeiture, or otherwise without the issuance of the shares shall be available again for grant under the Omnibus Plan. As of March 31, 2021, a total of 1,087,500 shares remained available for future grants under the Omnibus Plan.
Outstanding stock options under the Omnibus Plan have terms ranging from 5 to 10 years. Outstanding stock options granted to third-party service providers generally vest over the period of the contract, which is typically one year. During the year ended March 31, 2021, DTRC granted a total of 750,000 stock options with an exercise price of $1.92 exercisable for up to five years. The Company recognized stock-based

JR RESOURCES CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended March 31, 2021 and 2020
NOTE 9 — Share Capital (continued)
compensation related to issuance of stock options totaling $121,385 and $0 during the years ended March 31, 2021 and 2020, respectively, which is included in general and administrative expenses in the accompanying statements of operations. During the year ended March 31, 2021, the Company estimated the fair value of each stock option on the date of grant using a Black Scholes valuation model. The weighted-average assumptions used to calculate the grant date fair value were as follows: (i) risk-free interest rate of 1.52%, (ii) estimated volatility of 80%, (iii) dividend yield of 0%, and (iv) expected life of 5 years. As at March 31, 2021, the Company had unamortized stock-based compensation expense of $4,963,034.
A summary of DTRC’s stock option activity and related information for the period ended March 31, 2021 is as follows:
	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (In Years)	Aggregate Intrinsic Value
Outstanding as of October 15, 2020	2,062,500	$0.32	4.13	$2,146,000
Options granted	750,000	1.92	4.96	—
Options exercised	(1,987,500)	0.32	—	—
Outstanding as of March 31, 2021	825,000	1.77	4.86	285,000
Options vested or expected to vest as of March 31, 2021	75,000	0.32	3.84	135,000
Options exercisable as of March 31, 2021	75,000	$0.32	3.84	$135,000
NOTE 10 — Related Party Transactions
On May 15, 2020, the Company sold 1169164 B.C. Ltd., which owned 100% of Seahawk, to a related party for a nominal amount. At the time of the sale, 1169164 B.C. Ltd. did not have any assets or liabilities.
Mr. Gerald Aberle is DTRC’s Chief Operating Officer. He is also a director and significant shareholder of DTRC and the owner of Jerikodie, Inc. Under a February 2012 agreement, Jerikodie Inc. earns a fixed consulting fee of $9,000 per month, plus approved expenses. In October 2020, the Company paid Jerikodie, Inc, $200,000 of the approximate $729,500 owed to it for consulting fees and issued a note payable to Jerikodie for the remaining balance of approximately $529,500 bearing interest at 0.25% per year. On June 1, 2021 the Company and Jerikodie settled debt of $529,500 through the payment of $376,550 and the issuance of 45,563 shares of common stock resulting in a loss on settlement of debt of $54,169. During the year ended March 31, 2021, the Company engaged a company controlled by a family member of Mr. Aberle, for the purpose of providing general labor and incurred approximately $37,000 in costs.
Mr. Richard Bachman is DTRC’s former Chief Geological Officer (“CGO”). He is also a director and significant stockholder of DTRC and the owner of Minera Teles Pires Inc. (“Minera Teles”). Under an October 2005 agreement that expired in March 2020, Minera Teles earned a $10,000 monthly consulting fee and received $1,500 per month for office rent and expenses. The consulting fee was divided between a $5,000 per month cash payment and a $5,000 per month deferred amount. DTRC also owed Mr. Bachman, individually, $305,145 in unsecured loans. These unsecured loans bear interest at rates ranging from 3% to 4% per year and are due on demand. In June 2020, DTRC repaid $40,145 of unsecured loans, plus accrued interest totaling $6,095. In October 2020, DTRC paid Minera Teles $200,000 for amounts owed for prior services and combined the remaining amount owed of approximately $795,500 with amounts owed under the unsecured loans, including unpaid interest, into a new note in the amount of $1,055,310, bearing interest

JR RESOURCES CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended March 31, 2021 and 2020
NOTE 10 — Related Party Transactions (continued)
at 0.25% per year. A payment of $145,000 was made in December 2020. As of March 31, 2021, the unpaid principal balance totalled $910,454.
In October 2020, the Company issued a note payable to WCM Associates, LP, an entity controlled by DTRC’s former CFO, in the amount of $123,000, bearing interest at 0.25% per year, for amounts owed for consulting fees. Subsequent to March 31, 2021, the note has been paid in full.
In September 2019, Mr. O’Rourke, a director of DTRC, was issued a five-year option to purchase 250,000 shares of our common stock at an exercise price of $0.32 per share in exchange for consulting services. Mr. O’Rourke exercised these options for cash in October 2020.
In October and December 2020, options to purchase 1,075,000 shares of DTRC common stock were exercised for $344,000 by DTRC’s officers and directors. Messrs. Aberle and Bachman own a 5% net smelter return royalty on the original 84 unpatented mining claims that comprised the Blind Gold Property.
NOTE 11 — Non-Controlling Interest
Non-controlling interest represents the portion of net assets in consolidated entities that are not owned by the Company. The following table presents the non-controlling interest balances reported in stockholders’ equity in the consolidated balance sheets as of March 31, 2021 and 2020:
Balance, March 31, 2020	$—
Acquisition of DTRC	25,444,979
Payment of cash dividend by DTRC	(4,357,246)
Change in non-controlling interest	(1,396,034)
DTRC common stock issued for investment in mineral property	1,320,000
Stock-based compensation expense	121,385
Debt discount on notes payable – related party	86,026
DTRC common stock issued upon exercise of options	455,000
Net loss attributable to non-controlling interest	(490,497)
Balance, March 31, 2021	$21,183,613
In October 2020, the Company acquired 49.42% of the DTRC common shares outstanding. In March 2021, the Company and DTRC effected the second and final closing whereby the Company increased its interest in DTRC from 49.42% to 63.42%. As of March 31, 2021, there were no further changes to the Company’s ownership of DTRC.
NOTE 12 — Supplemental Disclosures With Respect to Cash Flows
	For the year ended March 31,
	2021	2020
Supplemental cash flow information
Cash paid for interest expense	$—	$—
Cash paid for income taxes	$—	$—
Non-cash investing and financing activities
DTRC common stock issued for investment in mineral property	$1,320,000	$—

JR RESOURCES CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended March 31, 2021 and 2020
NOTE 12 — Supplemental Disclosures With Respect to Cash Flows (continued)
	For the year ended March 31,
	2021	2020
Conversion of note receivable as consideration for mineral properties	$1,450,000	$—
Related party accounts payable and accrued interest converted to related party note payable	$1,447,997	$—
Conversion of derivative to consideration for mineral properties	$12,339,161	$—
Value of convertible feature of promissory note as consideration for mineral properties	$1,836,667	$—

NOTE 13 — Income Taxes
The following table set forth a reconciliation of the statutory federal income tax for the years ended March 31, 2021 and 2020:
	Years ended March 31,
	2021	2020
Income tax (expense) benefit computed at federal statutory rates	$(5,272,469)	$40,589
Non-deductible stock based compensation	(25,470)	—
Non-deductible interest expense	(4,565)	—
Non-taxable gain on derivatives	5,688,410	—
Other non-deductible expenses	(62,583)	—
Unrecognized temporary differences	52,374	—
Change in valuation allowance	37,727	(40,589)
Deferred tax benefit	$413,424	$—
The tax effects of the temporary differences between reportable financial statement income and taxable income are recognized as a deferred tax asset and liability. Significant components of the deferred tax assets are set out below along with a valuation allowance to reduce the net deferred tax asset to zero as of March 31, 2020.
In order to comply with generally accepted accounting principles in the United States of America, management has decided to establish a valuation allowance because of the potential that the tax benefits underlying deferred tax asset may not be realized. With the acquisition of DTRC, the valuation allowance was reversed due to the net deferred tax liability position.
Significant components of deferred tax assets and liabilities are as follows:
	As of March 31,
	2021	2020
Deferred income tax assets:
Net operating losses	$1,502,021	$37,727
Net capital losses	36,685	—

JR RESOURCES CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended March 31, 2021 and 2020
NOTE 13 — Income Taxes (continued)
	As of March 31,
	2021	2020
Less: valuation allowance	—	(37,727)
Deferred income tax liability:
Property and equipment	(182,856)	—
Mineral properties	(10,754,308)	—
Deferred income tax liability, net	$9,398,458	$—

As at March 31, 2021, the Company had accumulated net operating losses of approximately $7,100,000 that begin to expire in 2027.
Tax attributes are subject to review, and potential adjustment by tax authorities. As of March 31, 2021, the Company’s tax returns for all periods since inception remain subject to examination for both federal and state filings.
NOTE 14 — Subsequent Events
a)
Subsequent to March 31, 2021, the Company issued 700,000 units at a price of $1.00 for proceeds of $700,000 through various private placements. Each unit consists of one common share of the Company and one-half of a share purchase warrant. Each whole warrant is exercisable into one common share of the Company at an exercise price of $1.50 for a period of 5 years.

b)
On May 14, 2021, the Company entered into a definitive merger agreement with DTRC (“Merger Agreement”). Pursuant to the Merger Agreement, the Company and DTRC will incorporate a new company (“NewCo”) that will acquire all of the outstanding securities of DTRC and of the Company in exchange for securities of NewCo (the “Merger”). Shareholders of the Company will receive a number of NewCo shares of common stock equal to their percentage shareholding in JR multiplied by the 35,641,667 DTRC shares that JR owns. Shareholders of DTRC other than JR will receive one share of common stock of NewCo for each share of common stock of DTRC.

In addition, at the closing of the Merger, (i) each outstanding option to purchase DTRC common stock, whether vested or unvested, will be assumed and converted into an option with respect to a number of shares of NewCo common stock in the manner set forth in the Merger Agreement, (ii) each outstanding warrant to purchase JR common stock, whether or not exercisable, will be assumed and converted into a warrant with respect to a number of shares of NewCo common stock in the manner set forth in the Merger Agreement, (iii) any outstanding awards of restricted stock units with respect to shares of DTRC common stock will be assumed and converted into the right to receive an award of restricted stock units representing a right to receive a number of shares of NewCo common stock in the manner set forth in the Merger Agreement, and (iv) NewCo will change its name to “Dakota Gold Corp.”
The completion of the Merger is subject to customary closing conditions for a transaction of this nature, including securities law compliance, the approval of JR stockholders and the approval of DTRC stockholders. In addition, in connection with the Merger, the Company and DTRC intend to cause NewCo to prepare and file a registration statement on Form S-4 with the U.S. Securities and Exchange Commission (the “SEC”), which will require the approval of the SEC.
On September 10, 2021, the Company amended the closing mechanics in respect to the Merger with DTRC without any changes to the economic considerations of the JR shareholders and DTRC shareholders. Pursuant to the amended agreement:

JR RESOURCES CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended March 31, 2021 and 2020
NOTE 14 — Subsequent Events (continued)
•
DTRC shareholders will receive one share of JR Resources (which will be renamed Dakota Gold Corp. prior to closing) for each share of DTRC;

•
JR shareholders will continue to hold shares of JR (which will be renamed Dakota Gold Corp. prior to closing); and

•
Immediately prior to the closing of the Merger, JR will complete a reverse share split such that the total number of JR shares will be proportionately reduced to 35,641,667 JR shares.

There can be no assurance that the necessary approvals will be obtained, or the structure of the merger will be as outlined, or completed at all.
c)
On May 21, 2021, the Company purchased surface and mineral title to approximately 213 acres located contiguous to the northwest boundary of the Company’s West Corridor Property. The property is also located just south of the mineral property DTRC acquired from Deadbroke Mining Company in the Maitland Area in March of 2014, just north of the producing Wharf Mine (Coeur Mining) and just to the south and east of the former Richmond Hill Mine (Barrick Gold). The purchased property is subject to a 2% NSR Royalty held by Homestake Mining Company of California and a buyback right for 51% interest in the property subject to, among other provisions, the establishment of a 1,000,000-ounce reserve and/or inferred resource from one or more deposits located within a one-kilometer area of influence surrounding the property.

d)
On June 4, 2021, DTRC issued 1,450,000 shares of DTRC common stock and 1,050,000 DTRC restricted share units to certain directors, officers, employees and consultants. On May 17, 2021, 2,071,250 DTRC options with a weighted average exercise price of $4.76 exercisable for 5 years were granted.

e)
On August 2, 2021, DTRC entered into a series of substantially similar subscription agreements pursuant to which the Company issued and sold to certain investors, in the final tranche of the Private Placement, an aggregate of 120,550 common shares at a price of $4.50 per share, for gross proceeds of $542,475. In aggregate with the first tranche issuance of 2,311,000 common shares for gross proceeds of $10,399,500, and the second tranche issuance of 8,734,611 common shares for $39,305,750, DTRC issued a total of 11,166,161 common shares for total gross proceeds of $50,247,725.

f)
On September 7, 2021, DTRC announced that it had entered into a binding definitive option agreement (the “Definitive Agreement”) to acquire Homestake Mining Company of California’s (“HMCC” or “Homestake”) surface rights and certain residual facilities in the Homestake District, South Dakota.

Under the terms of the Definitive Agreement, DTRC has a three-year option to acquire 4,261 acres of surface rights with attendant facilities and data held by HMCC (the “Option”). In consideration for the Option, DTRC made a cash payment of US$1.3 million and issued 1 million shares of common stock of DTRC to Barrick and will make annual option payments of US$300,000 during the Option period. DTRC may exercise the Option on or before September 7, 2024, by assuming all of the liabilities and bonds currently held by HMCC in the Homestake District. In addition, on exercise of the Option, DTRC will issue Barrick 3 million shares of DTRC and grant a 2.5% NSR to Barrick with respect to any gold that may be recovered from the Grizzly Gulch property.
The Company’s management has evaluated the effect of subsequent events on the Company’s consolidated financial statements through September 17, 2021, the date the consolidated financial statements were available to be issued and has concluded there are no additional events to be reported.

INDEX TO FINANCIAL STATEMENTS
DAKOTA TERRITORY RESOURCE CORP.

DAKOTA TERRITORY RESOURCE CORP.
CONDENSED CONSOLIDATED INTERIM BALANCE SHEETS
(Unaudited)
	June 30, 2021	March 31, 2021
ASSETS
CURRENT ASSETS
Cash	$24,852,299	$10,392,940
Prepaid expenses and other current assets	67,460	75,608
Total current assets	24,919,759	10,468,548
Mineral properties, net	7,357,741	5,337,072
Property and equipment, net	983,701	870,744
TOTAL ASSETS	$33,261,201	$16,676,364
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable and accrued liabilities	$514,760	$162,024
Accounts payable – related party	81,250	3,000
Current portion of notes payable – related party	872,578	906,768
Total current liabilities	1,468,588	1,071,792
Notes payable – related party, net of current portion and discount	—	473,325
Total liabilities	1,468,588	1,545,117
COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS’ EQUITY
Preferred stock, par value $0.001; 10,000,000 shares authorized, no shares issued and outstanding as of June 30, 2021 and March 31, 2021, respectively	—	—
Common stock, par value $0.001; 75,000,000 shares authorized, 60,227,899 and 56,197,331 shares issued and outstanding as of June 30, 2021 and March 31, 2021, respectively	60,228	56,197
Additional paid-in capital	52,456,311	23,617,834
Accumulated deficit	(20,723,926)	(8,542,784)
Total shareholders’ equity	31,792,613	15,131,247
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$33,261,201	$16,676,364
The accompanying notes are an integral part of these condensed consolidated interim financial statements.

DAKOTA TERRITORY RESOURCE CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS
(Unaudited)
	Three Months Ended June 30,
	2021	2020
OPERATING EXPENSES
Exploration costs	$2,183,641	$126,461
General and administrative expenses	9,905,592	151,530
Total operating expenses	12,089,233	277,991
LOSS FROM OPERATIONS	(12,089,233)	(277,991)
OTHER INCOME (EXPENSE)
Loss on settlement of debt	(92,045)	—
Interest income	237	2,000
Interest expense	(101)	(69,744)
Total other income (expense)	(91,909)	(67,744)
NET LOSS	$(12,181,142)	$(345,735)
Net loss per share:
Basic and diluted net loss per share	$(0.21)	$(0.02)
Weighted average shares outstanding:
Basic and diluted	56,900,553	16,410,868
The accompanying notes are an integral part of these condensed consolidated interim financial statements.

DAKOTA TERRITORY RESOURCE CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(Unaudited)
	Three months ended June 30,
	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(12,181,142)	$(345,735)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation expense	10,604,248	—
Loss on settlement of debt	54,169	—
Depreciation expense	27,661	—
Amortization of debt discount	37,876	67,037
Changes in current assets and liabilities:
Prepaid expenses and other assets	8,148	(4,244)
Accounts payable and accrued expenses	352,986	3,490
Accounts payable – related party	78,250	9,405
Net cash used in operating activities	(1,017,804)	(270,047)
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment	(140,618)	—
Purchases of mineral properties	(901,203)	(57,213)
Net cash used in investing activities	(1,041,821)	(57,213)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from the issuance of note payable	—	1,150,000
Proceeds from issuance of common stock	10,399,500	330,000
Deposits received	6,496,034	—
Repayment of note payable – related party	(376,550)	(40,145)
Repayment of line of credit, net	—	(1,472)
Net cash provided by financing activities	16,518,984	1,438,383
NET CHANGE IN CASH AND CASH EQUIVALENTS	14,459,359	1,111,123
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	10,392,940	146,425
CASH AND CASH EQUIVALENTS, END OF PERIOD	$24,852,299	$1,257,548
SUPPLEMENTAL CASH FLOW INFORMATION:
Interest paid	$—	$—
Taxes paid	$—	$—
NON-CASH INVESTING AND FINANCING ACTIVITIES:
Common stock issued for investment in mineral property	$1,119,466	$—
Common stock issued for payment of note payable	$223,259	$—
The accompanying notes are an integral part of these condensed consolidated interim financial statements.

DAKOTA TERRITORY RESOURCE CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
For the three months ended June 30, 2021 and 2020
(Unaudited)
	Common Stock		Additional Paid-In Capital	Accumulated Deficit
	Shares	Amount			Total
Balance March 31, 2020	16,354,197	$16,354	$2,783,193	$(5,377,743)	$(2,578,196)
Cashless exercise of stock options and warrants	374,544	375	(375)	—	—
Cash received for unissued shares	—	—	330,000	—	330,000
Debt discount assigned to purchase option	—	—	1,305,000	—	1,305,000
Net loss	—	—	—	(345,735)	(345,735)
Balance at June 30, 2020	16,728,741	$16,729	$4,417,818	$(5,723,478)	$(1,288,931)
Balance at March 31, 2021	56,197,331	$56,197	$23,617,834	$(8,542,784)	$15,131,247
Common stock issued for cash	2,311,000	2,311	10,397,189	10,399,500
Cash received for unissued shares	—	—	6,496,034	—	6,496,034
Common stock issued for investment in mineral properties	224,005	224	1,119,243	—	1,119,467
Common stock issued upon conversion of debt	45,563	46	223,213	—	223,259
Stock-based compensation expense	1,450,000	1,450	10,602,798	—	10,604,248
Net loss	—	—	—	(12,181,142)	(12,181,142)
Balance at June 30, 2021	60,227,899	$60,228	$52,456,311	$(20,723,926)	$31,792,613
The accompanying notes are an integral part of these condensed consolidated interim financial statements.

DAKOTA TERRITORY RESOURCES CORP
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
JUNE 30, 2021
(UNAUDITED)
Note 1 — Summary of Accounting Policies
Basis of Presentation
The accompanying unaudited interim condensed consolidated financial statements (“interim financial statements”) of Dakota Territory Resource Corp. (“we”, “us”, “our”, the “Company”, “Dakota Territory”) have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and the rules of the Securities and Exchange Commission (“SEC”) for interim statements, and should be read in conjunction with the audited financial statements and notes thereto contained in our Annual Report on Form 10-K, for the year ended March 31, 2021 as filed with the SEC. In the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of financial position and the results of operations for the interim periods presented have been reflected herein. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year. Notes to the financial statements which would substantially duplicate the disclosures contained in the audited financial statements for the most recent fiscal year ended March 31, 2021 as reported in our Annual Report on Form 10-K, have been omitted. The year-end balance sheet data was derived from the audited financial statements. Unless otherwise noted, there have been no material changes to the footnotes from those accompanying the audited consolidated financial statements contained in the Company’s Annual Report on Form 10-K.
Uncertainties and Economic Development
In March 2020, the World Health Organization designated the new coronavirus (“COVID-19”) as a global pandemic. Federal, state and local governments have mandated orders to slow the transmission of the virus, including but not limited to shelter-in-place orders, quarantines, restrictions on travel, and work restrictions that prohibit many employees from going to work. Uncertainty with respect to the economic effects of the pandemic has resulted in significant volatility in the financial markets. The restrictions put in place by federal, state and local governments could delay our exploratory programs on our mineral properties. Furthermore, the impact of the pandemic on the global economy could also negatively impact the availability and cost of future borrowings should the need arise. It is unknown how long the adverse conditions associated with the pandemic will last and what the complete financial effect will be to the Company. The Company continues to monitor the impact that the pandemic, including relief bills enacted in response thereto, may have on operations. Currently, the Company is unable to determine the impact that the pandemic will have on its financial condition, results of operations, or liquidity.
Reverse Stock Split
On May 13, 2021, the Board of Directors of the Company approved a reverse stock split of the Company’s common stock at a ratio of 1-for-4. The reverse stock split was made effective on May 25, 2021 and all share numbers and common stock prices presented give effect to the reverse split.
Merger Agreement
Pursuant to the Merger Agreement, JR Resources Corp. (“JR”) and the Company have incorporated a new company (“NewCo”) that will acquire all of the outstanding securities of JR and of the Company in exchange for securities of NewCo (the “Merger”). Shareholders of JR will receive a number of NewCo shares of common stock equal to their percentage shareholding in JR multiplied by the 35,641,667 Dakota Territory shares that JR owns. Shareholders of the Company other than JR will receive one share of common stock of NewCo for each share of common stock of the Company.
In addition, at the closing of the Merger, (i) each outstanding option to purchase the Company’s common stock, whether vested or unvested, will be assumed and converted into an option with respect to a number of shares of NewCo common stock in the manner set forth in the Merger Agreement, (ii) each

Note 1 — Summary of Accounting Policies (continued)
outstanding warrant to purchase JR common stock, whether or not exercisable, will be assumed and converted into a warrant with respect to a number of shares of NewCo common stock in the manner set forth in the Merger Agreement, (iii) any outstanding awards of restricted stock units with respect to shares of the Company’s common stock will be assumed and converted into the right to receive an award of restricted stock units representing a right to receive a number of shares of NewCo common stock in the manner set forth in the Merger Agreement and (iv) NewCo will change its name to “Dakota Gold Corp.”
The completion of the Merger is subject to customary closing conditions for a transaction of this nature, including securities law compliance, the approval of JR shareholders and the approval of the Company’s shareholders. In addition, in connection with the Merger, the Company and JR intend to cause NewCo to prepare and file a registration statement on Form S-4 with the US Securities and Exchange Commission (“SEC”).
On April 30, 2021, the Company incorporated Dakota Gold Services (Canada) Corp. (“Dakota Canada”) under the British Columbia Business Corporations Act. These financial statements consolidate Dakota Canada, a wholly-owned subsidiary.
Note 2 — Related Party Transactions
The Company engages in related party transactions that involve its officers and directors and/or companies controlled by the officers and directors. Following is an analysis of related party transactions:
Mr. Gerald Aberle is the Company’s former President, Chief Executive Officer and is currently Chief Operating Officer of the Company. He is also a director and significant shareholder of the Company and the owner of Jerikodie, Inc. (“Jerikodie”). Under a February 2012 agreement, Jerikodie Inc. earns a fixed consulting fee of $9,000 per month, plus approved expenses. In October 2020, the Company paid Jerikodie, Inc, $200,000 of the approximate $729,500 owed to it for consulting fees and issued a note payable to Jerikodie for the remaining balance of approximately $529,500 bearing interest at 0.25% per year. On June 1, 2021 the Company and Jerikodie settled debt of $529,500 through the payment of $376,550 and the issuance of 45,563 shares of common stock. Upon settlement, the Company recognized all unamortized debt discount on the note totaling $37,876 as interest expense. The fair value of the consideration paid to settle the note exceeded the carrying amount of the note resulting in a loss on settlement of $54,169 which was recognized as a general and administrative expense. During the three months ended June 30, 2021, the Company engaged a Company controlled by a family member of Mr. Aberle, for the purpose of providing general labor and incurred approximately $20,734 in costs. During the three months ended June 30, 2021, the Company paid Jerikodie $39,238 for consulting fees.
Mr. Richard Bachman is the Company’s former Chief Geological Officer (“CGO”). He is also a significant shareholder of the Company and the owner of Minera Teles Pires Inc. (“Minera Teles”). Under an October 2005 agreement that expired in March 2020, Minera Teles earned a $10,000 monthly consulting fee and received $1,500 per month for office rent and expenses. The consulting fee was divided between a $5,000 per month cash payment and a $5,000 per month deferred amount. The Company also owed Mr. Bachman, individually, $305,145 in unsecured loans. These unsecured loans bear interest at rates ranging from 3% to 4% per year and are due on demand. In June 2020, the Company repaid $40,145 of unsecured loans, plus accrued interest totaling $6,095. In October 2020, the Company paid Minera Teles $200,000 for amounts owed for prior services and combined the remaining amount owed of approximately $795,500 with amounts owed under the unsecured loans, including unpaid interest, into a new note in the amount of $1,055,310, bearing interest at 0.25% per year. A payment of $145,000 was made in December 2020. As of June 30, 2021, the unpaid principal balance totalled $872,578. In July 2021, the Company and Mr. Bachman settled debt of $872,578 through the payment of $425,165 in cash and the issuance of 99,049 shares of common stock.
During the three months ended June 30, 2021, the Company paid $6,000 for consulting fees to WCM Associates, LP, an entity controlled by the Company’s former CFO.
In connection with the notes payable issued in 2020, as discussed above, the Company determined that the 0.25% contractual rate represented a below-market interest rate. Interest was imputed on the notes payable

Note 2 — Related Party Transactions (continued)
at 5.00% interest resulting in a discount at issuance of $86,024. During three months ended June 30, 2021, the Company recognized amortization of the debt discount of $Nil in interest expense.
Messrs. Aberle and Bachman own a 5% net smelter return royalty on the original 84 unpatented mining claims that comprised the Blind Gold Property. An agreement to extinguish the royalty for $25,000 each has been executed.
The remuneration of directors and other members of key management personnel during the three months ended June 30, 2021 and 2020 was as follows:
	June 30, 2021	June 30, 2020
Directors fees	$27,000	$—
Salaries	71,133	—
Consulting fees	126,613	37,215
Share-based compensation	6,391,544	—
	$6,616,290	$37,215
Note 3 — Mineral Properties
On September 26, 2012, the Company was re-organized with North Homestake Mining Company. With this re-organization, the Company acquired 84 unpatented lode mining claims covering approximately 1,600 acres known as the Blind Gold Property located in the Black Hills of South Dakota.
On December 28, 2012, the Company acquired 57 unpatented lode mining claims covering approximately 853 acres known as the West False Bottom Creek and Paradise Gulch Claim Group, the City Creek Claims Group, and the Homestake Paleoplacer Claims Group, all located in the Black Hills of South Dakota. The West False Bottom Creek and Paradise Gulch Claims were contiguous to the Blind Gold Property and have been consolidated into the Blind Gold Property. The purchase price was 250,000 restricted common shares valued at $0.60 per share, or $150,000.
On February 24, 2014, the Company acquired surface and mineral title to the 26.16 acres of the Squaw and Rubber Neck Lodes that comprise Mineral Survey 1706 in the Black Hills of South Dakota. The Company is required to make annual lease payments of $8,000 for a period of 5 years, of which $8,000 was due upon execution of the agreement. On May 7, 2019, the Company extended the lease with an option to purchase agreement for Mineral Survey 1706 for an additional 5-year period. The property is part of the Homestake Paleoplacer Property, and the Company has maintained the option to purchase the mineral property for $150,000.
On March 3, 2014, the Company completed the acquisition of approximately 565.24 mineral acres in the Northern Black Hills of South Dakota. The acquisition increased our mineral interests in the Homestake District by nearly 23%, to over 3,057 acres. As part of the property acquisition, the Company purchased an additional 64.39 mineral acres located immediately southwest and contiguous to our Paleoplacer Property, including mineral title to the historic Gustin, Minerva and Deadbroke Gold Mines. The purchase price of the mineral interests was $33,335.
On April 5, 2017, the Company acquired options to purchase a combination of surface and mineral titles to approximately 293 acres in the Homestake District of the Northern Black Hills of South Dakota. The acquisition included 61 acres located immediately south and contiguous with our City Creek Property; 82 acres located approximately one half mile south of our Blind Gold Property at the western fringe of the historic Maitland Gold Mine; and 141 acres located immediately north and contiguous to our Homestake Paleoplacer Property. The Company is required to make annual lease payments totaling $20,000 for a period of 5 years, of which $20,000 was due upon execution of the agreement. The Company has an option to purchase the mineral properties for total price of $626,392. As of June 30, 2021, the Company is current on all required annual lease payments.

Note 3 — Mineral Properties (continued)
In November 2018, we acquired 42 unpatented lode mining claims covering approximately 718 acres located immediately to the north and adjacent to the Company’s City Creek Property. Through this staking, the City Creek project area was expanded from approximately 449 acres to 1,106 acres.
In September 2019, the Company completed the acquisition of 106 unpatented lode mining claims covering approximately 1,167 acres in close proximity to the historic Tinton Gold Camp. The Tinton area was the site of placer mining activity between 1876 and the turn of the century.
On March 6, 2020, the Company completed the acquisition of 65 unpatented lode mining claims covering approximately 1,152 acres in the Homestake District of the Black Hills of South Dakota. The new property is contiguous to the Company’s Blind Gold Property.
In May 2020, the Company acquired 67 unpatented lode mining claims covering approximately 1,045 acres located on the western margin of the structural corridor that extends north of the Homestake Gold Mine. The West Corridor property is located just south of the mineral property Dakota Territory acquired from Deadbroke Mining Company in March of 2014, just north of the producing Wharf Mine (Coeur Mining) and just to the south and east of the former Richmond Hill Mine (Barrick Gold).
In July 2020, the Company staked 166 unpatented lode mining claims covering approximately 3,152 acres located immediately north and adjacent to the Company’s City Creek Property. Through this staking, the City Creek project area was expanded from approximately 1,176 acres to 4,319 acres. The City Creek Property is comprised of a combination of patented and unpatented mining claims covering the continuous extension of the iron-formation gold host northeast of the Homestake Mine. The City Creek geology is dominated by the Homestake, Ellison and Poorman stratigraphic sequence that has been delineated by more than 40,000 ft of core drilling across the property. The historic drilling also documents the occurrence of gold mineralization in the classic quartz vein, chlorite-arsenopyrite style of the Homestake Mine.
On September 15, 2020, we completed the acquisition of 50 unpatented lode mining claims covering approximately 840 acres at the historic Ragged Top Gold Camp of the Black Hills of South Dakota. Tertiary-aged gold mineralization in the Ragged Top area is hosted primarily in the Paha Sapa Limestone formation and has been mined from both vertical fissures called “Verticals” and from collapsed breccias. The Ragged Top acquisition is located just northwest of the producing Wharf Mine (Coeur Mining) and approximately 3 miles southwest of the former Richmond Hill Mine (Barrick Gold).
On October 26, 2020, the Company completed the purchase of the Maitland Gold Property from Homestake Mining Company of California, a wholly owned subsidiary of Barrick Gold Corporation (“Barrick”). At closing, the Company paid Barrick $3.5 million cash and issued 750,000 shares of its common stock valued at $1.76 per share, for total consideration of $4.82 million. Additionally, Barrick retained a 2.5% net smelter returns royalty on the property. The 2,112 mineral-acre Maitland acquisition is an important component of the Company’s exploration and development strategy for the structural corridor that extends from the Homestake Gold Mine to the Company’s Blind Gold Property at the northern end of the Homestake District.
On November 25, 2020, the Company acquired 64 unpatented lode mining claims covering approximately 1,092 acres located south and to the west of the former Homestake Gold Mine at Lead, South Dakota. The Poorman Anticline geological structure is the southwestern-most known extension of the Homestake iron-formation host in the district. Gold mineralization was discovered underground on the 2,600 and 4,100 foot levels in the far western extents of the Homestake Mine in the 1950’s and 60’s with little historic follow-up exploration in the Poorman Anticline closer to surface. Dakota Territory’s targeting in the Poorman Anticline is based on the presence of the Homestake iron-formation host and projected intersections with important shear fabric that is known to have conducted fluids necessary to the deposition of gold mineralization in the northern extents of the structural corridor.
On January 26, 2021, the Company acquired 143 unpatented lode mining claims covering approximately 2,468 acres. The acquisition was based on continuing analysis of the Company’s historic data sets coupled with new insights derived from the Company’s district-scale airborne geophysical survey flown during the summer of 2020 and increased the acreage covered by three of the Company’s existing project areas. At

Note 3 — Mineral Properties (continued)
the west side of the Homestake District, the Tinton property was extended to the north and northwest adding approximately 1,966 acres to the original claim block. In the central region of the District, the West Corridor property was extended west to Cleopatra Creek covering approximately 242 additional acres between Richmond Hill and Wharf gold mines, and the Blind Gold Property was expanded west adding approximately 260 acres immediately north of the Richmond Hill Mine.
On March 8, 2021, the Company acquired 39 unpatented lode mining claims covering approximately 806.5 acres at the eastern boundary of the Company’s Tinton Property. Tinton was the site of placer mining activity between 1876 and the turn of the century, the lode source for which has not been discovered. Our original Tinton claim block was located based on historic research and exploration conducted by members of our technical team at Homestake Mining Company in the 1980’s and 1990’s, which suggested a Pre-Cambrian lode source at depth. The latest property acquisition is focussed on additional younger Tertiary-aged gold mineralization in the younger sedimentary and igneous rocks covering the property.
On March 9, 2021, Dakota Territory acquired, by option, 25 patented mining claims covering approximately 307 acres at the eastern boundary of the northern segment of the Company’s Ragged Top Property. Two additional unpatented lode claims covering approximately 29 acres were also acquired by staking and added at the north end of the property. The Ragged Top Property has been subject to historic mining operations producing Tertiary-aged gold and silver mineralization primarily from vertical fissures and collapsed breccias within the Paha Sapa limestone unit. The Ragged Top property is located just northwest of the producing Wharf Mine (Coeur Mining) and approximately 3 miles southwest of the former Richmond Hill Mine (Barrick Gold).
On May 21, 2021, the Company purchased surface and mineral title to approximately 213 acres located contiguous to the northwest boundary of the Company’s West Corridor Property. The property is located just south of the mineral property Dakota Territory acquired from Deadbroke Mining Company in the Maitland Area in March of 2014, just north of the producing Wharf Mine (Coeur Mining) and just to the south and east of the former Richmond Hill Mine (Barrick Gold). The purchased property is subject to a 2% NSR Royalty held by Homestake Mining Company of California and a buyback right for 51% interest in the property subject to, among other provisions, the establishment of a 1,000,000-ounce reserve and/or inferred resource from one or more deposits located within a one-kilometer area of influence surrounding the property.
During the quarter ended June 30, 2021, the Company purchased an additional 334 acres of patented mining claims.
In total, the Company currently holds eight brownfield project areas in the district comprised of 976 unpatented claims and a combination of surface and mineral leases covering a total of approximately 19,937 acres. We have not established that any of our projects or properties contain any proven or probable reserves under SEC Industry Guide 7.
As of June 30, 2021 and March 31, 2021, the Company’s mineral properties totaled $7,357,741 and $5,337,072, respectively. As of June 30, 2021, the Company is in the exploration stage and has not commenced amortization of its properties.
Note 4 — Notes Payable
JR Resources Corp.
In February 2020, we entered into a $300,000 unsecured promissory note agreement with JR. The note bore interest at 3.0% per year and was due on May 5, 2020. In May 2020, JR and the Company entered into an amended and restated promissory note in the amount of $1,450,000, which includes the $300,000 that was advanced in February 2020 and an additional $1,150,000 that was advanced in May 2020. The amended and restated unsecured note bears interest at 0.25% per year, compounded annually, and matures on December 31, 2021.
On October 15, 2020, and as a part of the first closing of our agreement with JR, the promissory note of $1,450,000 was converted into 2,416,667 shares of the Company’s common stock, pursuant to its terms.

Note 4 — Notes Payable (continued)
In connection with the conversion, the Company recognized the remaining $1,036,849 of unamortized debt discount as interest expense. For the year ended March 31, 2021, the Company recognized additional interest expense of $1,305,000 related to amortization of the debt discount.
On January 20, 2021 JR lent the Company $300,000, on an unsecured basis. On the occurrence of the final closing, the unpaid principal of the loan would be applied to the consideration relating to the final close.
In March 2021, the Company and JR effected the second and final closing under the option, whereby JR acquired 18,225,000 shares of Company common stock for aggregate consideration of $10,935,000, $10,635,000 in cash and $300,000 upon conversion of the principal amount of the promissory note issued in January 2021. The final closing resulted in a change in control of the Company to JR.
Note 5 — Property and Equipment
As of June 30, 2021 and March 31, 2021, the Company’s property and equipment consists of the following:
	Estimated Useful Life (Years)	June 30, 2021	March 31, 2021
Land		$70,000	$70,000
Building	39	543,549	503,711
Furniture and equipment	3 – 5	398,006	330,125
Vehicle	5	32,899	—
		1,044,454	903,836
Less accumulated depreciation		(60,753)	(33,092)
Property and equipment, net		$983,701	$870,744
Depreciation expense for the three months ended June 30, 2021 and 2020, was $27,661 and $0, respectively.
Note 6 — Shareholders’ Equity
Common Stock
Our authorized capital stock consists of 75,000,000 shares of common stock, with a par value of $0.001 per share, and 10,000,000 preferred shares with a par value of $0.001 per share.
On June 23, 2021, the Company issued 2,311,000 shares of common stock at a price of $4.50 per Common Share, for gross proceeds of $10,399,500, in connection with the initial tranche of a non-brokered private placement (“Private Placement”). As of June 30, 2021, the Company had received $6,496,034 in connection with the second tranche of the Private Placement, as further discussed in Note 7. The related 1,443,563 shares of common stock were not issued until July 2021.
During the three months ended June 30, 2021, the Company also issued (i) 224,005 shares of common stock valued at $1,119,467 for investment in mineral properties (see Note 3 for further discussion), (ii) 45,563 shares of common stock valued at $223,259 for a settlement of debt (see Note 2 for further discussion), and (iii) 1,450,000 shares of common stock valued at $7,177,500 as bonus shares to directors, employees and consultants to the Company. For the three months ending June 30, 2021, the share-based compensation expense for the bonus shares was allocated $1,361,250 to exploration costs and $5,816,250 to general and administrative expenses.
During the three months ended June 30, 2020, the Company issued 374,544 shares of common stock upon cashless exercise of stock options and warrants.

Note 6 — Shareholders’ Equity (continued)
At June 30, 2021, there were 60,227,899 shares of our common stock outstanding.
Common Stock Options, Restricted Stock Units and Warrants
On March 11, 2021, the Company’s board of directors adopted a plan entitled the “2021 Stock Incentive Plan.” The 2021 Stock Incentive Plan has a total of 6,250,000 Common Shares available to award to the Company’s directors, executive officers and consultants. As of June 30, 2021, a total of 2,378,750 shares of our common stock remained available for future grants under the 2021 Stock Incentive Plan.
On January 25, 2015, the Company’s board of directors adopted a plan entitled the “2015 Omnibus Incentive Plan.” The 2015 Omnibus Incentive Plan is no longer in effect and no further securities will be issued under the 2015 Omnibus Incentive Plan, other than in respect of 75,000 common stock purchase options that remain outstanding.
Outstanding stock options under the 2021 Stock Incentive Plan have a term of five years. Outstanding stock options granted to third-party service providers generally vest over the period of the contract, which is typically one year. The Company recognized stock-based compensation related to issuance of stock options totaling $3,056,515 ($501,890 being allocated to exploration costs and $2,554,625 and being allocated to administrative expenses) during the three months ended June 30, 2021. No stock-based compensation was recognized by the Company during the three months ended June 30, 2020.
On May 17, 2021, the Company granted 2,071,250 options to officer, directors and consultants. A summary of the Company’s stock option activity and related information for the period ended June 30, 2021 is as follows:
	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (In Years)	Aggregate Intrinsic Value
Outstanding as of March 31, 2021	825,000	$1.77	4.61	$2,661,000
Options granted	2,071,250	4.76	4.88	497,100
Outstanding as of June 30, 2021	2,896,250	$3.91	4.80	$3,158,100
Options exercisable as of June 30, 2021	765,417	$4.32	3.84
During the three months ended June 30, 2021, we estimated the fair value of each stock option to have a weighted average grant date fair value of $3.39 per share on the date of grant using a Black Scholes valuation model. The weighted-average assumptions used to calculate the grant date fair value were as follows: exercise price of $4.76, risk-free interest rate of 0.95%, estimated volatility of 90%, dividend yield of 0%, and expected life of 5 years. As at June 30, 2021 the unrecognized compensation cost related to unvested options was $4,963,034.
On June 4, 2021 the Company issued 1,050,000 restricted stock units (“RSU’s”) with a grant date fair value of $4.95 per share to certain directors, officers, employees and consultants vesting on June 4, 2022. The share-based compensation expense for the RSU’s will be amortized monthly and allocated to exploration costs and general and administrative expenses. For the three months ending June 30, 2021, $52,890 and $317,343 were allocated to exploration costs and general and administrative expenses, respectively.
There were no warrants outstanding as of June 30, 2021 and March 31, 2021.
Note 7 — Subsequent Events
On August 2, 2021, the Company entered into a series of substantially similar subscription agreements pursuant to which the Company issued and sold to certain investors, in the final tranche of the Private Placement, an aggregate of 120,550 common shares at a price of $4.50 per share, for gross proceeds of $542,475. In aggregate with the first tranche issuance of 2,311,000 common shares for gross proceeds of

Note 7 — Subsequent Events (continued)
$10,399,500, and the second tranche issuance of 8,734,611 common shares for $39,305,749.50, the Company issued a total of 11,166,161 common shares for total gross proceeds of $50,247,724.50.
Robert Quartermain, a director and Co-Chair of the Company, purchased 50,000 common shares in the Private Placement.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of
Dakota Territory Resource Corp.
Opinion on the Financial Statements
We have audited the accompanying balance sheets of Dakota Territory Resource Corp. (the “Company”) as of March 31, 2021 and 2020, and the related statements of operations, changes in shareholders’ equity (deficit), and cash flows for each of the years in the two-year period ended March 31, 2021, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2021 and 2020, and the results of its operations and its cash flows for each of the years in the two-year period ended March 31, 2021, in conformity with accounting principles generally accepted in the United States of America.
Substantial Doubt About the Company’s Ability to Continue as a Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has not generated any revenues since inception and has suffered recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matters
Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) represented especially challenging, subjective, or complex judgements. We determined that there are no critical audit matters.
/S/ HAM, LANGSTON & BREZINA, L.L.P.
We have served as the Company’s auditor since 2020.
Houston, Texas
June 25, 2021

DAKOTA TERRITORY RESOURCE CORP.
BALANCE SHEETS
	March 31, 2021	March 31, 2020
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$10,392,940	$146,425
Prepaid expenses and other current assets	75,608	7,649
Total current assets	10,468,548	154,074
Mineral properties, net	5,337,072	216,104
Property and equipment, net	870,744	—
TOTAL ASSETS	$16,676,364	$370,178
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable and accrued liabilities	$162,024	$501,818
Accounts payable – related party	3,000	1,790,829
Line of credit	—	30,082
Notes payable	—	300,000
Current portion of notes payable – related party	906,768	325,645
Total current liabilities	1,071,792	2,948,374
Notes payable – related party, net of current portion and discount	473,325	—
Total liabilities	1,545,117	2,948,374
SHAREHOLDERS’ EQUITY (DEFICIT)
Preferred stock, par value $0.001; 10,000,000 shares authorized, no shares issued and outstanding as of March 31, 2021 and March 31, 2020, respectively	—	—
Common stock, par value $0.001; 75,000,000 shares authorized, 56,197,331 and 16,354,197 shares issued and outstanding as of March 31, 2021 and March 31, 2020, respectively	56,197	16,354
Additional paid-in capital	23,617,834	2,783,193
Accumulated deficit	(8,542,784)	(5,377,743)
Total shareholders’ equity (deficit)	15,131,247	(2,578,196)
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$16,676,364	$370,178
The accompanying notes are an integral part of these financial statements.

DAKOTA TERRITORY RESOURCE CORP.
STATEMENTS OF OPERATIONS
For the Years Ended March 31, 2021 and 2020
	2021	2020
OPERATING EXPENSES
Exploration costs	$673,545	$100,133
General and administrative expenses	1,160,979	1,001,339
Total operating expenses	1,834,524	1,101,472
LOSS FROM OPERATIONS	(1,834,524)	(1,101,472)
OTHER EXPENSE
Interest income	7,204	—
Interest expense	(1,337,721)	(12,801)
Total other expense	(1,330,517)	(12,801)
NET LOSS	$(3,165,041)	$(1,114,273)
Net loss per share: Basic and diluted net loss per share	$(0.12)	$(0.07)
Weighted average shares outstanding: Basic and diluted	25,904,749	16,054,675
The accompanying notes are an integral part of these financial statements.

DAKOTA TERRITORY RESOURCE CORP.
STATEMENTS OF CASH FLOWS
For the Years Ended March 31, 2021 and 2020
	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(3,165,041)	$(1,114,273)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation expense	124,706	110,897
Common stock issued for services	—	85,000
Depreciation expense	17,554	—
Accretion of debt discount	1,331,121	—
Changes in current assets and liabilities:
Prepaid expenses and other assets	(67,959)	1,202
Accounts payable and accrued expenses	(257,626)	275,922
Accounts payable – related party	(422,000)	190,170
Net cash used in operating activities	(2,439,245)	(451,082)
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment	(888,298)	—
Purchases of mineral properties	(3,800,968)	—
Net cash used in investing activities	(4,689,266)	—
CASH FLOWS FROM FINANCING ACTIVITIES
Payment of cash dividend	(4,357,246)	—
Proceeds from note payable	1,450,000	300,000
Proceeds from sale of common stock	19,635,000	100,000
Proceeds from exercise of common stock options and warrants	1,011,000	50,000
Repayment of note payable – related party	(333,646)	—
Repayment of line of credit, net	(30,082)	(5,083)
Net cash provided by financing activities	17,375,026	444,917
NET CHANGE IN CASH AND CASH EQUIVALENTS	10,246,515	(6,165)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	146,425	152,590
CASH AND CASH EQUIVALENTS, END OF PERIOD	$10,392,940	$146,425
SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for interest expense	$6,865	$—
Cash paid for income taxes	$—	$—
NON-CASH INVESTING AND FINANCING ACTIVITIES:
Common stock issued for investment in mineral property	$1,320,000	$—
Common stock issued upon conversion of note payable	$1,750,000	$—
Related party accounts payable and accrued interest converted to related party note payable	$1,447,997	$—
The accompanying notes are an integral part of these financial statements.

DAKOTA TERRITORY RESOURCE CORP.
STATEMENTS OF CHANGES SHAREHOLDERS’ EQUITY (DEFICIT)
For the Years Ended March 31, 2021 and 2020
	Common Stock		Additional Paid-in Capital	Accumulated Deficit
	Shares	Amount			Total
Balance March 31, 2019	15,729,197	$15,729	$2,437,921	$(4,263,470)	$(1,809,820)
Common stock issued for cash	250,000	250	99,750	—	100,000
Common stock issued for services	250,000	250	84,750	—	85,000
Stock options issued for services	—	—	110,897	—	110,897
Exercise of stock options	125,000	125	49,875	0	50,000
Net loss	—	—	—	(1,114,273)	(1,114,273)
Balance March 31, 2020	16,354,197	16,354	2,783,193	(5,377,743)	(2,578,196)
Common stock issued for cash	32,725,000	32,725	19,602,275	—	19,635,000
Common stock issued upon exercise of options	2,950,000	2,950	1,008,050	—	1,011,000
Common stock issued for investment in mineral properties	750,000	750	1,319,250	—	1,320,000
Debt discount assigned to purchase option	—	—	1,305,000	—	1,305,000
Cashless exercise of stock options and warrants	501,467	501	(501)	—	—
Common stock issued upon conversion of debt	2,916,667	2,917	1,747,083	—	1,750,000
Stock-based compensation expense	—	—	124,706	—	124,706
Debt discount on notes payable – related party	—	—	86,024	—	86,024
Cash dividend	—	—	(4,357,246)	—	(4,357,246)
Net loss	—	—	—	(3,165,041)	(3,165,041)
Balance at March 31, 2021	56,197,331	$56,197	$23,617,834	$(8,542,784)	$15,131,247
The accompanying notes are an integral part of these financial statements.

DAKOTA TERRITORY RESOURCE CORP.
NOTES TO FINANCIAL STATEMENTS
For the Years Ended March 31, 2021 and 2020
Note 1    Organization and Nature of Business
Dakota Territory Resource Corp., (“the Company”) was incorporated in the State of Nevada on February 6, 2002, has been in the exploration stage since its formation, and has not realized any revenues to date from its properties. Our Company is engaged in the business of acquisition and exploration of mineral properties within the Homestake Gold District of the Black Hills of South Dakota. To date, while no development or mining activities have commenced, our strategy is to move projects from exploration to development and finally on to production as results of exploration may dictate. Dakota Territory’s management and technical teams have extensive mining and exploration experience in the Homestake District and we intend to leverage our experience together with our business presence in South Dakota to create value for our shareholders. The Company currently holds eight brownfield project areas in the district comprised of 976 unpatented claims and a combination of surface and mineral leases covering a total of approximately 19,604 acres. Our goal is to obtain sufficient capital to advance our current property portfolio, to fund acquisition of additional prospective mineral property, and for the general working capital needs of the Company.
In September 2012, the Company closed on the agreement with North Homestake Mining Company (“NHMC”) to exchange common stock to affect the acquisition of North Homestake’s gold exploration properties located in South Dakota. Since 2012, our Company has pursued a strategy of expanding our portfolio of brownfields exploration properties located exclusively within the Homestake District with the goal to build a dominant land position. Our property acquisitions have been based on our past exploration experiences, the extensive data sets we have assembled over the past 9 years, and new exploration and research the Company has conducted on the gold system that created the District. We have not established that any of our projects or properties contain any proven or probable reserves under SEC Industry Guide 7.
Uncertainties and Economic Development
In March 2020, the World Health Organization designated the new coronavirus (“COVID-19”) as a global pandemic. Federal, state and local governments have mandated orders to slow the transmission of the virus, including but not limited to shelter-in-place orders, quarantines, restrictions on travel, and work restrictions that prohibit many employees from going to work. Uncertainty with respect to the economic effects of the pandemic has resulted in significant volatility in the financial markets.
The restrictions put in place by federal, state and local governments could delay our exploratory programs on our mineral properties. Furthermore, the impact of the pandemic on the global economy could also negatively impact the availability and cost of future borrowings should the need arise.
It is unknown how long the adverse conditions associated with the pandemic will last and what the complete financial effect will be to the Company. The Company continues to monitor the impact that the pandemic, including relief bills enacted in response thereto, may have on operations. Currently, the Company is unable to determine the impact that the pandemic will have on its financial condition, results of operations, or liquidity.
Going Concern
These financial statements have been prepared assuming that the Company will continue as a going concern. The Company has an accumulated deficit from inception through March 31, 2021 of approximately $8,543,000 and has yet to achieve profitable operations, and projects further losses in the development of its business.
The Company’s ability to continue as a going concern is dependent upon its ability to generate profitable operations in the future and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. These financial statements do not include any adjustments to the amounts and classifications of assets and liabilities that may be

DAKOTA TERRITORY RESOURCE CORP.
NOTES TO FINANCIAL STATEMENTS
For the Years Ended March 31, 2021 and 2020
Note 1    Organization and Nature of Business (continued)
necessary should we be unable to continue as a going concern. We anticipate that additional funding will be in the form of equity financing from the sale of common stock, and/or debt financing. However, there can be no assurance that the issuances of additional equity securities or debt financing can be obtained.
Based on these factors, there is substantial doubt as to the Company’s ability to continue as a going concern.
Reverse Stock Split
On May 13, 2021, the Board of Directors of the Company approved a reverse stock split of the Company’s common stock at a ratio of 1-for-4. All share numbers and common stock prices presented give effect to the reverse split.
Note 2    Summary of Accounting Policies
Basis of Presentation
Our financial records are maintained on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).
Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Cash and Cash Equivalents
We consider all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents consist of demand deposits at commercial banks. The Company is exposed to credit risk from its deposits of cash and cash equivalents in excess of amounts insured by the Federal Deposit Insurance Corporation. The Company has not experienced any losses on such deposits.
Property and Equipment
Property and equipment consist primarily of land, buildings, office furniture and equipment, and are recorded at cost. Expenditures related to acquiring or extending the useful life of property and equipment are capitalized. Expenditures for repair and maintenance are charged to operations as incurred. Depreciation is computed using the straight-line method over an estimated useful life of 3-39 years.
Mineral Property Costs
We have been in the exploration stage since inception and have not yet realized any revenues from our planned operations. All exploration expenditures are expensed as incurred. Costs of acquisition and option costs of mineral rights are capitalized upon acquisition. Mine development costs incurred to develop new ore deposits, to expand the capacity of mines, or to develop mine areas substantially in advance of current production are also capitalized once proven and probable reserves exist and the property is a commercially mineable property. Costs incurred to maintain current production or to maintain assets on a standby basis are charged to operations. If we do not continue with exploration after the completion of the feasibility study, the associated capitalized costs will be expensed at that time. Costs of abandoned projects are charged to mining costs including related property and equipment costs.
To determine if the capitalized mineral property costs are in excess of their recoverable amount, we conduct periodic evaluation of the carrying value of capitalized costs and any related property and equipment

DAKOTA TERRITORY RESOURCE CORP.
NOTES TO FINANCIAL STATEMENTS
For the Years Ended March 31, 2021 and 2020
Note 2    Summary of Accounting Policies (continued)
costs based upon expected future cash flows and/or estimated salvage value in accordance with Accounting Standards Codification (ASC) 360-10-35-15, Impairment or Disposal of Long-Lived Assets.
Fair Value Measurements
We account for assets and liabilities measured at fair value in accordance with ASC 820, Fair Value Measurements and Disclosures. ASC 820 emphasizes that fair value is a market-based measurement, not an entity-specific measurement. Therefore, a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, ASC 820 establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Levels 1 and 2 of the hierarchy) and the reporting entity’s own assumptions about market participant assumptions (unobservable inputs classified within Level 3 of the hierarchy).The three levels of inputs used to measure fair value are as follows:
•
Level 1:   Observable inputs that reflect unadjusted quoted prices for identical assets or liabilities traded in active markets.

•
Level 2:   Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

•
Level 3:   Inputs that are generally unobservable. These inputs may be used with internally developed methodologies that result in management’s best estimate of fair value.

Our financial instruments consist principally of cash, accounts payable, accrued liabilities and notes payable. The carrying amounts of such financial instruments in the accompanying financial statements approximate their fair values due to their relatively short-term nature or the underlying terms are consistent with market terms.
Environmental Costs
Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations, and which do not contribute to current or future revenue general, are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable, and the cost can be reasonably estimated. Generally, the timing of these accruals coincides with the earlier of completion of a feasibility study or the Company’s commitments to plan of action based on the then known facts.
Income Taxes
Income taxes are computed using the asset and liability method, in accordance with ASC 740, Income Taxes. Under the asset and liability method, deferred income tax assets and liabilities are determined based on the differences between the financial reporting and tax basis of assets and liabilities, and are measured using the currently enacted tax rates and laws. A valuation allowance is provided for the amount of deferred tax assets that, based on available evidence, are not expected to be realized.
The Company recognizes and measures a tax benefit from uncertain tax positions when it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The Company recognizes a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. The Company adjusts these liabilities when its judgement changes as a result of the evaluation of new information not previously available. Due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is

DAKOTA TERRITORY RESOURCE CORP.
NOTES TO FINANCIAL STATEMENTS
For the Years Ended March 31, 2021 and 2020
Note 2    Summary of Accounting Policies (continued)
materially different from the current estimate or future recognition of an unrecognized tax benefit. These differences will be reflected as increases or decreases to income tax expense in the period in which they are determined.
The Company recognizes interest and penalties related to unrecognized tax positions within the income tax expense line in the statements of operations.
Basic and Diluted Loss Per Share
The Company computes basic and diluted income (loss) per share amounts pursuant to section 260‑10-45 of the FASB Accounting Standards Codification. Basic loss per share is computed by dividing net income (loss) available to common shareholders, by the weighted average number of shares of common stock outstanding during the period, excluding the effects of any potentially dilutive securities. Diluted income (loss) per share is computed by dividing net income (loss) available to common shareholders by the diluted weighted average number of shares of common stock during the period. The diluted weighted average number of common shares outstanding is the basic weighted number of shares adjusted for the dilutive effect of potential future issuances of common stock related to outstanding options and warrants.
The dilutive effect of outstanding options and warrants is reflected in diluted earnings per share by application of the treasury stock method. The effect of the Company’s outstanding options and warrants were excluded for the years ended March 31, 2021 and 2020, because they were anti-dilutive.
Stock-Based Compensation
The Company estimates the fair value of share-based compensation using the Black-Scholes valuation model, in accordance with the provisions of ASC 718, Compensation — Stock Compensation. Key inputs and assumptions used to estimate the fair value of stock options include the grant price of the award, the expected option term, volatility of our stock, the risk-free rate, and dividend yield. Estimates of fair value are not intended to predict actual future events or the value ultimately realized by the option holders, and subsequent events are not indicative of the reasonableness of the original estimates of fair value made by the Company.
Recent Accounting Pronouncements
Pronouncements between March 31, 2021 and the date of this filing are not expected to have a significant impact on our operations, financial position, or cash flow, nor does the Company expect the adoption of recently issued, but not yet effective, accounting pronouncements to have a significant impact on our results of operations, financial position or cash flows.
Note 3    Related Party Transactions
The Company engages in related party transactions that involve its officers and directors and/or companies controlled by the officers and directors. Following is an analysis of related party transactions:
Mr. Gerald Aberle is the Company’s former President, Chief Executive Officer and is Chief Operating Officer of the Company. He is also a director and significant shareholder of the Company and the owner of Jerikodie, Inc. Under a February 2012 agreement, Jerikodie Inc. earns a fixed consulting fee of $9,000 per month, plus approved expenses. In October 2020, the Company paid Jerikodie, Inc, $200,000 of the approximate $729,500 owed to it for consulting fees and issued a note payable to Jerikodie for the remaining balance of approximately $529,500 bearing interest at 0.25% per year. On June 1, 2021 the Company and Jerikodie settled debt of $529,500 through the payment of $376,550 and the issuance of 45,563 shares of common stock. During the year ended March 31, 2021, the Company engaged a Company controlled by a family member of Mr. Aberle, for the purpose of providing general labor and incurred approximately $37,000 in costs.

DAKOTA TERRITORY RESOURCE CORP.
NOTES TO FINANCIAL STATEMENTS
For the Years Ended March 31, 2021 and 2020
Note 3    Related Party Transactions (continued)
As of March 31, 2020, the Company owed Mr. Aberle, individually, $20,500 in unsecured loans. These unsecured loans bear interest of 3% per year and are due on demand. In July 2020, Mr. Aberle was paid in full for these unsecured loans and related accrued interest of $770.
Mr. Richard Bachman is the Company’s former Chief Geological Officer (“CGO”). He is also a director and significant shareholder of the Company and the owner of Minera Teles Pires Inc. (“Minera Teles”). Under an October 2005 agreement that expired in March 2020, Minera Teles earned a $10,000 monthly consulting fee and received $1,500 per month for office rent and expenses. The consulting fee was divided between a $5,000 per month cash payment and a $5,000 per month deferred amount. The Company also owed Mr. Bachman, individually, $305,145 in unsecured loans. These unsecured loans bear interest at rates ranging from 3% to 4% per year and are due on demand. In June 2020, the Company repaid $40,145 of unsecured loans, plus accrued interest totaling $6,095. In October 2020, the Company paid Minera Teles $200,000 for amounts owed for prior services and combined the remaining amount owed of approximately $795,500 with amounts owed under the unsecured loans, including unpaid interest, into a new note in the amount of $1,055,310, bearing interest at 0.25% per year. A payment of $145,000 was made in December 2020. As of March 31, 2021, the unpaid principal balance totalled $910,454.
In October 2020, the Company issued a note payable to WCM Associates, LP, an entity controlled by the Company’s CFO, in the amount of $123,000, bearing interest at 0.25% per year, for amounts owed for consulting fees. As of the date of this filing, the note has been paid in full.
In connection with the notes payable issued in 2020, as discussed above, the Company determined that the 0.25% contractual rate represents a below-market interest rate. Interest was imputed on the notes payable at 5.00% interest resulting in a discount at issuance of $86,024. During year ended March 31, 2021, the Company recognized amortization of the debt discount of $26,121 in interest expense, with the remaining unamortized discount to be recognized into interest expense over the remaining life of the notes using the effective interest method.
In September 2018, Mr. Stephen O’Rourke, a director of the Company, through his consulting firm, entered into a one-year consulting agreement with the Company whereby he was issued a consulting fee of 250,000 shares valued at $85,000, or $0.34 per share, for services rendered. In September 2019, Mr. O’Rourke was issued a five-year option to purchase 250,000 shares of our common stock at an exercise price of $0.32 per share. Mr. O’Rourke exercised these options for cash in October 2020.
In October and December 2020, options to purchase 1,075,000 shares of common stock were exercised for $344,000 by our officers and directors. Messrs. Aberle and Bachman own a 5% net smelter return royalty on the original 84 unpatented mining claims that comprised the Blind Gold Property. On June 1, 2021 the Company and Jerikodie settled debt of $529,500 through the payment of $376,550 and the issuance of 45,563 shares of common stock.
Note 4    Mineral Properties
On September 26, 2012, the Company was re-organized with North Homestake Mining Company. With this re-organization, the Company acquired 84 unpatented lode mining claims covering approximately 1,600 acres known as the Blind Gold Property located in the Black Hills of South Dakota.
On December 28, 2012, the Company acquired 57 unpatented lode mining claims covering approximately 853 acres known as the West False Bottom Creek and Paradise Gulch Claim Group, the City Creek Claims Group, and the Homestake Paleoplacer Claims Group, all located in the Black Hills of South Dakota. The West False Bottom Creek and Paradise Gulch Claims were contiguous to the Blind Gold Property and have been incorporated into the Blind Gold Property. The purchase price was 250,000 restricted common shares valued at $0.60 per share, or $150,000.

DAKOTA TERRITORY RESOURCE CORP.
NOTES TO FINANCIAL STATEMENTS
For the Years Ended March 31, 2021 and 2020
Note 4    Mineral Properties (continued)
On February 24, 2014 the Company acquired surface and mineral title to the 26.16 acres of the Squaw and Rubber Neck Lodes that comprise Mineral Survey 1706 in the Black Hills of South Dakota. The Company is required to make annual lease payments of $8,000 for a period of 5 years, of which $8,000 was due upon execution of the agreement. On May 7, 2019, the Company extended the lease with option to purchase agreement for Mineral Survey 1706 for an additional 5-year period. The property is part of the Homestake Paleoplacer Property, and the Company has maintained the option to purchase the mineral property for $150,000.
On March 3, 2014, the Company completed the acquisition of approximately 565.24 mineral acres in the Northern Black Hills of South Dakota. The acquisition increased our mineral interests in the Homestake District by nearly 23%, to over 3,057 acres. As part of the property acquisition, the Company purchased an additional 64.39 mineral acres located immediately southwest and contiguous to our Paleoplacer Property, including mineral title to the historic Gustin, Minerva and Deadbroke Gold Mines. The purchase price of the mineral interests was $33,335.
On April 5, 2017 the Company acquired options to purchase a combination of surface and mineral titles to approximately 293 acres in the Homestake District of the Northern Black Hills of South Dakota. The acquisition included 61 acres located immediately south and contiguous with our City Creek Property; 82 acres located approximately one half mile south of our Blind Gold Property at the western fringe of the historic Maitland Gold Mine; and 141 acres located immediately north and contiguous to our Homestake Paleoplacer Property. The Company is required to make annual lease payments totaling $20,000 for a period of 5 years, of which $20,000 was due upon execution of the agreement. The Company has an option to purchase the mineral properties for total price of $626,392. As of March 31, 2021 the Company is current on all required annual lease payments.
In November 2018, we acquired 42 unpatented lode mining claims covering approximately 718 acres located immediately to the north and adjacent to the Company’s City Creek Property. Through this staking, the City Creek project area was expanded from approximately 449 acres to 1,106 acres.
In September 2019 the Company completed the acquisition of 106 unpatented lode mining claims covering approximately 1,167 acres in close proximity to the historic Tinton Gold Camp. The Tinton area was the site of placer mining activity between 1876 and the turn of the century.
On March 6, 2020 the Company completed the acquisition of 65 unpatented lode mining claims covering approximately 1,152 acres in the Homestake District of the Black Hills of South Dakota. The new property is contiguous to the Company’s Blind Gold Property.
In May 2020 the Company acquired 67 unpatented lode mining claims covering approximately 1,045 acres located on the western margin of the structural corridor that extends north of the Homestake Gold Mine. The West Corridor property is located just south of the mineral property Dakota Territory acquired from Deadbroke Mining Company in March of 2014, just north of the producing Wharf Mine (Coeur Mining) and just to the south and east of the former Richmond Hill Mine (Barrick Gold).
In July 2020 the Company acquired 166 unpatented lode mining claims covering approximately 3,152 acres located immediately north and adjacent to the Company’s City Creek Property. Through this staking, the City Creek project area was expanded from approximately 1,176 acres to 4,319 acres. The City Creek Property is comprised of a combination of patented and unpatented mining claims covering the continuous extension of the iron-formation gold host northeast of the Homestake Mine. The City Creek geology is dominated by the Homestake, Ellison and Poorman stratigraphic sequence that has been delineated by more than 40,000 ft of core drilling across the property. The historic drilling also documents the occurrence of gold mineralization in the classic quartz vein, chlorite-arsenopyrite style of the Homestake Mine.

DAKOTA TERRITORY RESOURCE CORP.
NOTES TO FINANCIAL STATEMENTS
For the Years Ended March 31, 2021 and 2020
Note 4    Mineral Properties (continued)
On September 15, 2020 we completed the acquisition of 50 unpatented lode mining claims covering approximately 840 acres at the historic Ragged Top Gold Camp of the Black Hills of South Dakota. Tertiary-aged gold mineralization in the Ragged Top area is hosted primarily in the Paha Sapa Limestone formation and has been mined from both vertical fissures called “Verticals” and from collapsed breccias. The Ragged Top acquisition is located just northwest of the producing Wharf Mine (Coeur Mining) and approximately 3 miles southwest of the former Richmond Hill Mine (Barrick Gold).
On October 26, 2020, the Company completed the purchase of the Maitland Gold Property from Homestake Mining Company of California, a wholly owned subsidiary of Barrick Gold Corporation (“Barrick”). At closing, the Company paid Barrick $3.5 million cash and issued 750,000 shares of its common stock valued at $1.76 per share, for total consideration of $4.82 million. Additionally, Barrick retained a 2.5% net smelter returns royalty on the property. The 2,112 mineral-acre Maitland acquisition is an important component of Dakota Territory’s exploration and development strategy for the structural corridor that extends from the Homestake Gold Mine to the Company’s Blind Gold Property at the northern end of the Homestake District.
On November 25, 2020 the Company acquired 64 unpatented lode mining claims covering approximately 1,092 acres located south and to the west of the former Homestake Gold Mine at Lead, South Dakota. The Poorman Anticline geological structure is the southwestern-most known extension of the Homestake iron-formation host in the district. Gold mineralization was discovered underground on the 2600 and 4100 foot levels in the far western extents of the Homestake Mine in the 1950’s and 60’s with little historic follow-up exploration in the Poorman Anticline closer to surface. Dakota Territory’s targeting in the Poorman Anticline is based on the presence of the Homestake iron-formation host and projected intersections with important shear fabric that is known to have conducted fluids necessary to the deposition of gold mineralization in the northern extents of the structural corridor.
On January 26, 2021 the Company acquired 143 unpatented lode mining claims covering approximately 2,468 acres. The acquisition was based on continuing analysis of the Company’s historic data sets coupled with new insights derived from the Company’s district-scale airborne geophysical survey flown during the summer of 2020 and increased the acreage covered by three of the Company’s existing project areas. At the west side of the Homestake District, the Tinton property was extended to the north and northwest adding approximately 1,966 acres to the original claim block. In the central region of the District, the West Corridor property was extended west to Cleopatra Creek covering approximately 242 additional acres between Richmond Hill and Wharf gold mines, and the Blind Gold Property was expanded west adding approximately 260 acres immediately north of the Richmond Hill Mine.
On March 8, 2021 the Company acquired 39 unpatented lode mining claims covering approximately 806.5 at the eastern boundary of the Company’s Tinton Property. Tinton was the site of placer mining activity between 1876 and the turn of the century, the lode source for which has not been discovered. Our original Tinton claim block was located based on historic research and exploration conducted by members of our technical team at Homestake Mining Company in the 1980’s and 1990’s, which suggested a Pre-Cambrian lode source at depth. The latest property acquisition is focussed on additional younger Tertiary-aged gold mineralization in the younger sedimentary and igneous rocks covering the property.
On March 9, 2021 Dakota Territory acquired, by option, 25 patented mining claims covering approximately 307 acres at the eastern boundary of the northern segment of the Company’s Ragged Top Property. The property was acquired from Donald Valentine of Steamboat Springs, Colorado. Two additional unpatented lode claims covering approximately 29 acres were also acquired by staking and added at the north end of the property. The Ragged Top Property has been subject to historic mining operations producing Tertiary-aged gold and silver mineralization primarily from vertical fissures and collapsed breccias within

DAKOTA TERRITORY RESOURCE CORP.
NOTES TO FINANCIAL STATEMENTS
For the Years Ended March 31, 2021 and 2020
Note 4    Mineral Properties (continued)
the Paha Sapa limestone unit. The Ragged Top property is located just northwest of the producing Wharf Mine (Coeur Mining) and approximately 3 miles southwest of the former Richmond Hill Mine (Barrick Gold).
As of March 31, 2021 and 2020, the Company’s mineral properties totaled $5,337,072 and $216,104, respectively. As of March 31, 2021, the Company is in the exploration stage and has not commenced amortization of its properties.
Note 5    Property and Equipment
As of March 31, 2021 and 2020, the Company’s property and equipment consists of the following:
	Estimated Useful Life (Years)	2021	2020
Land		$70,000	$—
Building	39	503,711	—
Furniture and equipment	3–5	330,125	15,538
		903,836	15,538
Less accumulated depreciation		(33,092)	(15,538)
Property and equipment, net		$870,744	$—
Depreciation expense for the year ended March 31, 2021 was $17,554.
Note 6    Income Taxes
The following table sets forth a reconciliation of the statutory federal income tax for the years ended March 31:
	2021	2020
Income tax benefit computed at federal statutory rates	$664,659	$233,997
Non-deductible stock-based compensation	(26,188)	(41,138)
Non-deductible interest expense	(279,536)
Change in valuation allowance	(358,935)	(192,859)
Tax benefit	$—	$—
The tax effects of the temporary differences between reportable financial statement income and taxable income are recognized as a deferred tax asset and liability. Significant components of the deferred tax assets are set out below along with a valuation allowance to reduce the net deferred tax asset to zero.
In order to comply with generally accepted accounting principles in the United States of America, management has decided to establish a valuation allowance because of the potential that the tax benefits underlying the deferred tax asset may not be realized. Significant components of our deferred tax asset as of March 31 are as follows:

DAKOTA TERRITORY RESOURCE CORP.
NOTES TO FINANCIAL STATEMENTS
For the Years Ended March 31, 2021 and 2020
Note 6    Income Taxes (continued)
	2021	2020
Deferred tax assets:
Net operating loss carry forward	$1,124,389	$703,077
Basis of mining properties	32,235	32,235
Less: valuation allowance	(1,094,247)	(735,312)
Total deferred tax assets	62,377	—
Basis in property and equipment	(62,377)	—
Net deferred tax assets	$—	$—
As a result of a change in control effective in October 2020, our net operating losses prior to that date may be partially or entirely unavailable, by law, to offset future income and, accordingly, are excluded from the associated deferred tax asset.
The net operating loss carry forward in the approximate amount of $5,354,333 will begin to expire in 2027. We file income tax returns in the United States and in one state jurisdiction.
We follow the provisions of ASC 740 relating to uncertain tax provisions and have commenced analyzing filing positions in all of the federal and state jurisdictions where we are required to file income tax returns, as well as all open tax years in these jurisdictions. There are no unrecognized tax benefits as of March 31, 2021 or March 31, 2020. The Company files income tax returns in the U.S. federal jurisdiction and in certain state jurisdictions. The Company has not been subjected to tax examinations for any year and the statute of limitations has not expired. The Company’s tax returns remain open for examination by the applicable authorities, generally 3 years for federal and 4 years for state.
Note 7    Notes Payable
JR Resources Corp.
In February 2020, we entered into a $300,000 unsecured promissory note agreement with JR Resources Corp. (“JR”). The note bore interest at 3.0% per year and was due on May 5, 2021. In May 2020, JR and the Company entered into an amended and restated promissory note in the amount of $1,450,000, which includes the $300,000 that was advanced in February 2020 and an additional $1,150,000 that was advanced in May 2020. The amended and restated unsecured note bears interest at 0.25% per year, compounded annually, and matures on December 31, 2021. At maturity, the principal amount of the note, together with any accrued but unpaid interest, will be due and payable in cash, provided that, if and to the extent that the Company does not pay this note in cash on the maturity date, then JR will be required to exercise, and will in fact be deemed to have exercised, its right to convert such unpaid portion of the note into shares of Company common stock. The conversion price is $0.60 per share through December 31, 2020 and, thereafter, the lesser of $0.60 per share on the volume weighted average price of Company common stock for the five consecutive trading days immediately preceding the date of such conversion (with a floor of $0.40 per share). The note has customary event of default provisions and, upon an event of default, JR will be required to convert the unpaid portion of the note into the shares of Company common stock, if not paid in cash by the Company.
In connection with the promissory note agreement with JR, the Company granted JR an option to purchase up to 35,641,667 shares of common stock at $0.60 per share in one or more closings on or prior to October 15, 2020. The proceeds from the debt issuance were allocated between the debt instrument and the purchase option based on their estimated relative fair values resulting in $1,305,000 of the total proceeds being allocated to the purchase option and recognized through a charge to additional paid-in capital with

DAKOTA TERRITORY RESOURCE CORP.
NOTES TO FINANCIAL STATEMENTS
For the Years Ended March 31, 2021 and 2020
Note 7    Notes Payable (continued)
a corresponding discount on the debt. The debt discount will be amortized to interest expense over the remaining life of the note using the effective interest method.
On October 15, 2020, and as a part of the first closing of our agreement with JR Resources, the promissory note was converted into 2,416,667 shares of the Company’s common stock. In connection with the conversion, the Company recognized the remaining $1,036,849 of unamortized debt discount as interest expense. For the year ended March 31, 2021, the Company recognized additional interest expense of $1,305,000 related to amortization of the debt discount.
On January 20, 2021 JR lent the Company $300,000, on an unsecured basis. On the occurrence of the final closing, the unpaid principle of the loan would be applied to the consideration relating to the final close.
In March 2021, the Company and JR effected the second and final closing under the option, whereby JR acquired 18,225,000 shares of Company common stock for aggregate consideration of $10,935,000, $10,635,000 in cash and $300,000 upon conversion of the principal amount of a promissory note issued in January 2021. The final closing resulted in a change in control of the Company to JR Resources.
Note 8    Line of Credit
The Company has a line of credit with Wells Fargo Bank in California. The line of credit allows the Company to borrow up to $47,500. The Line of Credit bears interest at 7.75% per annum, is unsecured, and due on demand. The balance on this line of credit as of March 31, 2021 and 2020 was $0 and $30,082, respectively.
Note 9    Shareholders’ Equity
Common Stock
Our authorized capital stock consists of 75,000,000 shares of common stock, with a par value of $0.001 per share, and 10,000,000 preferred shares with a par value of $0.001 per share.
During the year ended March 31, 2021, the Company issued (i)) 32,725,000 shares of common stock for $19,635,000; (iii) 2,950,000 shares of common stock for $1,011,000 upon the exercise of stock options and warrants; (iv) 501,467 shares upon cashless exercise of stock options and warrants; (v) 750,000 shares of common stock valued at $1,320,000 for investment in mineral properties (see Note 4 for further discussion); and (vi) 2,916,667 shares of common stock upon conversion of notes payable balances totaling $1,750,000 (See Note 7 for further discussion).
During the year ended March 31, 2020, the Company issued (i) an aggregate of 250,000 shares of common stock for $100,000, (ii) 125,000 shares for $50,000 upon the exercise of stock options, and (iii) 250,000 shares of common stock valued at $85,000 in exchange for consulting services. The Company also issued options and warrants to purchase an aggregate of 800,000 shares of common stock at exercise prices ranging between $0.32 and $0.40 per share, expiring through January 2025.
Dividends
On November 13, 2020, the Company declared a special cash dividend of $0.22 per common share, totaling $4,357,246, to holders of record of 19,805,664 shares of common stock. Such dividend was paid in January 2021.
JR Resources Option
In connection with the May 2020 promissory note agreement between the Company and JR, as further described in Note 7 above, the Company provided JR the option to acquire up to 35,641,667 shares of

DAKOTA TERRITORY RESOURCE CORP.
NOTES TO FINANCIAL STATEMENTS
For the Years Ended March 31, 2021 and 2020
Note 9    Shareholders’ Equity (continued)
common stock at an exercise price of $0.60 per share. JR exercised the option in two closings occurring in October 2020 and March 2021. Upon the first closing in October 2020, JR acquired 17,416,667 shares of Company common stock for aggregate consideration of $10,450,000, $9,000,000 in cash and $1,450,000 upon conversion of the principal amount of the May 2020 promissory note. In March 2021, the Company and JR effected the second and final closing under the option, whereby JR acquired 18,225,000 shares of Company common stock for aggregate consideration of $10,935,000, $10,635,000 in cash and $300,000 upon conversion of the principal amount of a promissory note issued in January 2021. The final closing resulted in a change in control of the Company to JR Resources.
Common Stock Options and Warrants
The Company’s 2015 Omnibus Incentive Plan (the “Omnibus Plan”) authorizes the Company to grant or issue non-qualified stock options, incentive stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares, performance units, cash-based awards or other stock-based awards up to a total of 3,750,000 shares. Under the terms of the Omnibus Plan, awards may be granted to employees, directors and third-party service providers. Awards issued under the Omnibus Plan vest as determined by the board of directors at the time of grant. Any shares related to an award granted under the Omnibus Plan that terminates by expiration, forfeiture, or otherwise without the issuance of the shares shall be available again for grant under the Omnibus Plan. As of March 31, 2021, a total of 1,087,500 shares remained available for future grants under the Omnibus Plan.
Outstanding stock options under the Omnibus Plan have terms ranging from 5 to 10 years. Outstanding stock options granted to third-party service providers generally vest over the period of the contract, which is typically one year. The Company recognized stock-based compensation related to issuance of stock options totaling $124,706 and $110,897 during the years ended March 31, 2021 and 2020, respectively, which is included in general and administrative expenses in the accompanying statements of operations. A summary of the Company’s stock option activity and related information for the period ended March 31, 2021 is as follows:
	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (In Years)	Aggregate Intrinsic Value
Outstanding as of March 31, 2020	2,662,500	$0.32	4.78	$1,025,000
Options granted	750,000	1.92	4.96
Options exercised	(2,587,500)	0.32	—	—
Outstanding as of March 31, 2021	825,000	1.77	4.86	285,000
Options vested or expected to vest as of March 31, 2021	75,000	0.32	3.84	135,000
Options exercisable as of March 31, 2021	75,000	$0.32	3.84	$135,000
During the year ended March 31, 2021, we estimated the fair value of each stock option on the date of grant using a Black Scholes valuation model. The weighted-average assumptions used to calculate the grant date fair value were as follows: (i) risk-free interest rate of 1.52%, (ii) estimated volatility of 80%, (iii) dividend yield of 0%, and (iv) expected life of 5 years.

DAKOTA TERRITORY RESOURCE CORP.
NOTES TO FINANCIAL STATEMENTS
For the Years Ended March 31, 2021 and 2020
Note 9    Shareholders’ Equity (continued)
A summary of the Company’s stock warrant activity and related information for the period ended March 31, 2021 is as follows:
	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (In Years)
Outstanding as of March 31, 2020	825,000	$0.40	1.99
Warrants granted	—	—	—
Warrants exercised	825,000	0.40	—
Outstanding as of March 31, 2021	—	—	—
Note 10    Subsequent Events
On May 13, 2021, the Board of Directors of the Company approved a reverse stock split of the Company’s common stock at a ratio of 1-for-4. All share numbers and common stock prices presented give effect to the reverse split.
On May 14, 2021, the Company announced it had entered into a definitive merger agreement (the “Merger Agreement”) with JR.
Pursuant to the Merger Agreement, JR and the Company have incorporated a new company (“NewCo”) that will acquire all of the outstanding securities of JR and of the Company in exchange for securities of NewCo (the “Merger”). Shareholders of JR will receive a number of NewCo shares of common stock equal to their percentage shareholding in JR multiplied by the 35,641,667 Dakota Territory shares that JR owns. Shareholders of the Company other than JR will receive one share of common stock of NewCo for each share of common stock of the Company.
In addition, at the closing of the Merger, (i) each outstanding option to purchase Dakota Territory common stock, whether vested or unvested, will be assumed and converted into an option with respect to a number of shares of NewCo common stock in the manner set forth in the Merger Agreement, (ii) each outstanding warrant to purchase JR common stock, whether or not exercisable, will be assumed and converted into a warrant with respect to a number of shares of NewCo common stock in the manner set forth in the Merger Agreement, (iii) any outstanding awards of restricted stock units with respect to shares of Dakota Territory common stock will be assumed and converted into the right to receive an award of restricted stock units representing a right to receive a number of shares of NewCo common stock in the manner set forth in the Merger Agreement and (iv) NewCo will change its name to “Dakota Gold Corp.”
The completion of the Merger is subject to customary closing conditions for a transaction of this nature, including securities law compliance, the approval of JR shareholders and the approval of Dakota Territory shareholders. In addition, in connection with the Merger, the Company and JR intend to cause NewCo to prepare and file a registration statement on Form S-4 with the U.S. Securities and Exchange Commission (“SEC”).
On May 21, 2021 a purchase of surface and mineral title to approximately 213 acres located contiguous to the northwest boundary of the Company’s West Corridor Property. The property is also located is located just south of the mineral property Dakota Territory acquired from Deadbroke Mining Company in the Maitland Area in March of 2014, just north of the producing Wharf Mine (Coeur Mining) and just to the south and east of the former Richmond Hill Mine (Barrick Gold). The purchased property is subject to a 2% NSR Royalty held by Homestake Mining Company of California and a buyback right for 51% interest

DAKOTA TERRITORY RESOURCE CORP.
NOTES TO FINANCIAL STATEMENTS
For the Years Ended March 31, 2021 and 2020
Note 10    Subsequent Events (continued)
in the property subject to, among other provisions, the establishment of a 1,000,000-ounce reserve and/or inferred resource from one or more deposits located within a one-kilometer area of influence surrounding the property.
On June 4, 2021 the Company issued 1,450,000 shares of common stock and 1,050,000 restricted share units to certain directors, officers, employees and consultants. On March 15, 2021, 750,000 options were granted, on May 17, 2021, 2,071,250 options were granted, resulting in a total of 2,896,250 options outstanding as of June 4, 2021.
On June 15, 2021 the Company announced its intention to complete a non-brokered private placement of up to 5,555,556 shares of common stock of the Company at a price of $4.50 per Common Share for aggregate gross proceeds of up to $25 million pursuant to an exemption from the registration requirements under the Securities Act of 1933, as amended (the “Securities Act”).

ANNEX A
AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER

AMENDED AND RESTATED
AGREEMENT AND PLAN OF MERGER
among
DAKOTA TERRITORY RESOURCE CORP.,
DGC MERGER SUB I CORP.,
DGC MERGER SUB II LLC,
and
JR RESOURCES CORP.
Dated as of September 10, 2021

This document is intended solely to facilitate discussions among the parties identified herein. It is not intended to create, and shall not be deemed to create, a legally binding or enforceable offer or agreement of any type or nature prior to the duly authorized and approved execution of this document by all such parties and the delivery of an executed copy hereof by all such parties to all other parties.

INDEX OF DEFINED TERMS
Definition	Location
Acceptable Confidentiality Agreement	6.2(c)
Acquisition Proposal	1.1(a)
Action	4.7
Adverse Recommendation Change	6.2(b)
Affiliate	1.1(b)
Agreement	Preamble
Book Entry Securities	1.1(c)
Business Day	1.1(d)
Certificates	1.1(e)
Closing	2.3
Closing Date	2.3
Closing Statement	6.12
Code	1.1(f)
Contract	4.4(a)
control	1.1(g)
Dakota	Preamble
Dakota Board Recommendation	Recitals
Dakota Equity Number	1.1(h)
Dakota Material Adverse Effect	1.1(i)
Dakota SEC Documents	5.5(a)
Dakota Stock	1.1(j)
Dakota Stockholder Approval	5.3
Dakota Stockholders Meeting	6.3(a)
Dissenter’s Rights Statutes	1.1(k)
Dissenting Share	3.4
Dissenting Stockholder	3.4
Effective Time	2.1(b)
Exchange Act	4.4(b)
Exchange Agent	3.3(a)
Exchange Fund	3.3(b)
Excluded Dakota Stock	3.2(b)
First Merger	Recitals
First Merger Articles of Merger	2.1(b)
First Merger Effective Time	2.1(b)
Form S-4	6.3(a)
GAAP	4.5
Governmental Entity	4.4(b)
Indebtedness	1.1(l)
Intervening Event	1.1(m)
Joint Proxy and Consent Solicitation Statement/Prospectus	6.3(a)
JR	Preamble

INDEX OF DEFINED TERMS
Definition	Location
JR Book Entry Shares	3.3(b)
JR Material Adverse Effect	1.1(n)
JR Share Issuance	Recitals
JR Stock	1.1(o)
JR Subsidiary	1.1(p)
JR’s Counsel	6.11(a)
JR’s Dakota Stock	3.2(c)
knowledge	1.1(q)
Law	4.4(a)
Letter of Transmittal	3.3(c)
Liens	4.2(b)
Maximum Premium	6.8(b)
Merger Consideration	3.2(a), 3.2(a)
Merger Sub 1	Preamble
Merger Sub 2	Preamble
Mergers	Recitals
Nevada Secretary of State	2.1(b)
Notice Period	6.2(d)(ii)
NRS	1.1(r)
Outside Date	8.1(b)(i)
Person	1.1(s)
Purchase Agreement	1.1(t)
Representative	1.1(u)
SEC	5.5(a)
Second Merger	Recitals
Second Merger Articles of Merger	2.1(b)
Second Merger Effective Time	2.1(b)
Securities Act	4.4(b)
Subsidiary	1.1(v)
Superior Proposal	1.1(w)
Surviving Corporation	Recitals
Surviving LLC	Recitals
Takeover Laws	6.6
Tax Opinion	1.1(x)
Tax Return	1.1(y)
Taxes	1.1(z)
Withholding Obligations	3.7(a)

AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER
AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of September 10, 2021, by and among DAKOTA TERRITORY RESOURCE CORP., a Nevada corporation (“Dakota”), JR RESOURCES CORP., a Nevada corporation (“JR”), DGC Merger Sub I Corp., a Nevada corporation and a direct, wholly-owned Subsidiary of JR (“Merger Sub 1”), and DGC Merger Sub II LLC, a Nevada limited liability company and a direct, wholly-owned Subsidiary of JR (“Merger Sub 2”). Dakota, JR, Merger Sub 1 and Merger Sub 2 are each sometimes referred to herein as a “Party” and, collectively, as the “Parties”.
WHEREAS, Dakota and JR, among others, made and entered into an Agreement and Plan of Merger on May 13, 2021, (the “Original Agreement”) and desire to amend and restate the Original Agreement in its entirety;
WHEREAS, JR and Dakota wish to effect a strategic business combination by means of (a) a merger of Merger Sub 1 with and into Dakota (the “First Merger”), with Dakota being the surviving corporation in the First Merger (the “Surviving Corporation”), and (b) a merger of Surviving Corporation (as defined below) with and into Merger Sub 2 (the “Second Merger” and, together with the First Merger, the “Mergers”), with Merger Sub 2 being the surviving entity in the Second Merger and a wholly-owned subsidiary of JR (the “Surviving LLC”);
WHEREAS, the Board of Directors of JR has unanimously (i) determined that this Agreement and the transactions contemplated hereby (including the Mergers and the issuance of shares of JR pursuant to the First Merger (the “JR Share Issuance”)) are fair to and in the best interests of JR and its stockholders, (ii) approved, adopted and declared advisable this Agreement and the transactions contemplated hereby (including the Mergers and the JR Share Issuance), and (iii) recommended that JR’s stockholders approve this Agreement and the transactions contemplated hereby (including the Mergers and the JR Share Issuance);
WHEREAS, the Board of Directors of Dakota has unanimously (i) determined that this Agreement and the transactions contemplated hereby (including the Mergers and the JR Share Issuance) are fair to and in the best interests of Dakota and its stockholders, (ii) approved, adopted and declared advisable this Agreement and the transactions contemplated hereby (including the Mergers and the JR Share Issuance), (iii) directed that this Agreement and the transactions contemplated hereby (including the Mergers and the JR Share Issuance) be submitted to a vote at a meeting of Dakota’s stockholders, and (iv) recommended the approval of this Agreement and the transactions contemplated hereby (including the Mergers and the JR Share Issuance) by Dakota’s stockholders (such recommendation, the “Dakota Board Recommendation”);
WHEREAS, (i) the Board of Directors of Merger Sub 1 has unanimously approved, adopted and declared advisable this Agreement and the transactions contemplated hereby (including the First Merger), and (ii) JR, in its capacity as the sole stockholder of Merger Sub 1 and the sole member of Merger Sub 2, has approved and adopted this Agreement and each of the Mergers, as applicable;
WHEREAS, for U.S. federal income tax purposes, it is intended that the First Merger and the Second Merger, taken together, constitute a single integrated transaction that qualifies as a “reorganization” under Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”) and the Treasury Regulations thereunder, to which each of JR and Dakota are to be parties under Section 368(b) of the Code, and this Agreement is intended to constitute a “plan of reorganization” for purposes of Sections 354, 361 and 368 of the Code and within the meaning of Treasury Regulations Section 1.368-2(g);
WHEREAS, the parties desire to make certain representations, warranties, covenants and agreements in connection with the Mergers and also to prescribe certain conditions to the Mergers as specified herein.
NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, and, in accordance with Section 8.4 of the Original Agreement, the parties hereby amend and restate the Original Agreement and agree as follows:

ARTICLE I
DEFINITIONS
Section 1.1   Certain Definitions.   For purposes of this Agreement:
(a)   “Acquisition Proposal” means any proposal, offer, or inquiry from any Person or group of Persons relating to any direct or indirect acquisition or purchase, in one transaction or a series of transactions, including any merger, reorganization, share exchange, consolidation, tender offer, exchange offer, stock acquisition, asset acquisition, business combination, liquidation, dissolution, joint venture or similar transaction, (A) of or for assets or businesses of Dakota and its Subsidiaries that generate 20% or more of the net revenues or net income or that represent 20% or more of the consolidated total assets (based on fair market value) of Dakota and its Subsidiaries taken as a whole, immediately prior to such transaction or (B) of or for 20% or more of any class of capital stock, other equity security or voting power of Dakota, in each case other than the transactions contemplated by this Agreement;
(b)   “Affiliate” of any Person means any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person;
(c)   “Book-Entry Securities” means Dakota Stock held in book-entry or other uncertificated form;
(d)   “Business Day” means any day other than a Saturday, a Sunday or a day on which banks in Reno, Nevada, Lead, South Dakota, or New York, New York are authorized or required by applicable Law to be closed;
(e)   “Certificates” means, as applicable, certificates representing Dakota Stock;
(f)   “Code” has the meaning specified in the Recitals hereto;
(g)   “control” (including the terms “controlled,” “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise;
(h)   “Dakota Equity Number” means the number of shares of Dakota Stock outstanding immediately prior to the First Merger Effective Time, but excluding shares of Dakota Stock issuable in respect of Dakota’s outstanding options, any Excluded Dakota Stock and JR’s Dakota Stock;
(i)   “Dakota Material Adverse Effect” means any event, change, occurrence or effect that, individually or in the aggregate with other events, changes, occurrences or effects, has had or would reasonably be expected to have a material adverse effect on the business, assets, liabilities, properties, financial condition or results of operations of Dakota and its Subsidiaries, taken as a whole, other than any change, effect, event or occurrence arising out of, attributable to or resulting from, alone or in combination, (1) changes in general economic, financial market, business conditions or capital markets, (2) general changes or developments in any of the industries or geographies in which Dakota or its Subsidiaries operate, (3) any actions required under this Agreement to obtain any approval or authorization under applicable antitrust or competition Laws for the consummation of the Mergers or any of the other transactions contemplated hereby, (4) changes in any applicable Laws or applicable accounting regulations or principles or interpretations thereof first proposed after the date hereof, (5) any change in the price or trading volume of Dakota’s stock, in and of itself (provided, that the facts or occurrences giving rise to or contributing to such change that are not otherwise excluded from the definition of “Dakota Material Adverse Effect” may be taken into account in determining whether there has been a Dakota Material Adverse Effect), (6) any failure by Dakota to meet internal or published projections, forecasts or revenue or earnings predictions, in and of itself (provided, that the facts or occurrences giving rise to or contributing to such failure that are not otherwise excluded from the definition of “Dakota Material Adverse Effect” may be taken into account in determining whether there has been a Dakota Material Adverse Effect), (7) any acts of God, natural disasters, terrorism, armed hostilities, sabotage, war or any escalation or worsening of acts of war, epidemic, pandemic or disease outbreak (including the COVID-19 virus) or worsening of such matters threatened or existing as of the date hereof, (8) the announcement of this Agreement and the transactions contemplated hereby, including the initiation of litigation by any Person with respect to this Agreement, (9) any action taken by Dakota, or which Dakota causes to be taken by any of its Subsidiaries, in each case which is required or permitted by or resulting from or arising in connection with this Agreement or (10) any actions taken at the written request of JR; except in the case of clauses (1), (2), (4) and (7), Dakota and its Subsidiaries are affected in a materially disproportionate manner as compared to other companies that operate in the industry in which Dakota and its Subsidiaries operate;
(j)   “Dakota Stock” means the common stock, par value $0.001 per share, of Dakota;
(k)   “Dissenter’s Rights Statutes” means NRS 92A.300 through 92A.500, inclusive;
(l)   “Indebtedness” means, with respect to any Person, (i) all obligations of such Person for borrowed money, or with respect to unearned advances of any kind to such Person, (ii) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (iii) all capitalized lease obligations of such Person, (iv) all obligations of such Person under installment sale contracts, (v) all obligations of such Person under securitization instruments or factoring arrangements, (vi) all liabilities for the deferred purchase price of property or services already delivered (other than trade debt and trade payables incurred in the ordinary course of business and not overdue), including any “earn-out” or similar payments (contingent or otherwise) for past acquisitions, (vii) all guarantees and arrangements having the economic effect of a guarantee of such Person of any Indebtedness of any other Person, and (viii) all obligations or undertakings of such Person to maintain or cause to be maintained the financial position of others or to purchase the obligations of others;
(m)   “Intervening Event” means a material event, change, circumstance, occurrence, effect or state of facts that does not relate to JR, Merger Sub 1 or Merger Sub 2 and was not known to the Board of Directors of Dakota prior to the execution of this Agreement (or, if known, the consequences of which were not known nor reasonably foreseeable), which event, change, circumstance, occurrence, effect or state of facts, or any consequence thereof, becomes known to the Board of Directors of Dakota after the date hereof, provided, that in no event shall the receipt, existence or terms of an Acquisition Proposal or any matter relating thereto constitute an Intervening Event;
(n)   “JR Material Adverse Effect” means any event, change, occurrence or effect that, individually or in the aggregate with other events, changes, occurrences or effects, has had or would reasonably be expected to have a material adverse effect on the business, assets, liabilities, properties, financial condition or results of operations of JR and the JR Subsidiary, taken as a whole, other than any change, effect, event or occurrence arising out of, attributable to or resulting from, alone or in combination, (1) changes in general economic, financial market, business conditions or capital markets, (2) general changes or developments in any of the industries or geographies in which JR or the JR Subsidiary operate, (3) any actions required under this Agreement to obtain any approval or authorization under applicable antitrust or competition Laws for the consummation of the Mergers or any of the other transactions contemplated hereby, (4) changes in any applicable Laws or applicable accounting regulations or principles or interpretations thereof first proposed after the date hereof, (5) any failure by JR to meet internal or published projections, forecasts or revenue or earnings predictions, in and of itself (provided, that the facts or occurrences giving rise to or contributing to such failure that are not otherwise excluded from the definition of “JR Material Adverse Effect” may be taken into account in determining whether there has been a JR Material Adverse Effect), (6) any acts of God, natural disasters, terrorism, armed hostilities, sabotage, war or any escalation or worsening of acts of war, epidemic, pandemic or disease outbreak (including the COVID-19 virus) or worsening of such matters threatened or existing as of the date hereof, (7) the announcement of this Agreement and the transactions contemplated hereby, including the initiation of litigation by any Person with respect to this Agreement, or (8) any actions taken (or omitted to be taken) at the written request of Dakota; except in the case of clauses (1), (2), (4) and (6), JR and the JR Subsidiary are affected in a materially disproportionate manner as compared to other companies that operate in the industry in which JR and the JR Subsidiary operate;
(o)   “JR Stock” means the common stock, par value $0.001 per share, of JR;
(p)   “JR Subsidiary” means JR (Canada) Resources Services Corp., a company incorporated in British Columbia with one common share outstanding, wholly owned by JR;

(q)   “knowledge” means (i) with respect to JR, the actual knowledge, after reasonable inquiry, of Jonathan Awde and (ii) with respect to Dakota, the actual knowledge, after reasonable inquiry, of Gerald Aberle;
(r)   “NRS” means the Nevada Revised Statutes, as amended;
(s)   “Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including any Governmental Entity;
(t)   “Purchase Agreement” means that certain agreement, dated as of May 26, 2020, by and between JR and Dakota, as amended from time to time.
(u)   “Representatives” means, with respect to any Person, such Person’s directors, officers, employees, advisors (including attorneys, accountants, consultants, investment bankers, and financial advisors), agents and other representatives;
(v)   “Subsidiary” means, with respect to any Person, (i) any other Person of which stock or other equity interests having ordinary voting power to elect more than 50% of the board of directors or other governing body are owned, directly or indirectly, by such first Person; or (ii) that is consolidated with such first Person for financial reporting purposes under GAAP;
(w)   “Superior Proposal” means any bona fide unsolicited Acquisition Proposal that did not result from a breach of Section 6.2(a) (with all percentages included in the definition of “Acquisition Proposal” increased to 60%) that the Board of Directors of Dakota has determined in good faith (after consultation with its financial advisor of nationally recognized standing and outside legal counsel) that is reasonably likely to be consummated if accepted and if consummated, would be more favorable to the stockholders of Dakota, from a financial point of view than the First Merger and the other transactions contemplated by this Agreement (including any adjustment to the terms and conditions thereof proposed in writing by JR in response to any such Acquisition Proposal);
(x)   “Tax Opinion” means the written opinion of Skadden, Arps, Slate, Meagher and Flom LLP (or other nationally recognized legal counsel reasonably acceptable to Dakota), dated as of the Closing Date and at a comfort level of at least “should”, to the effect that, for U.S. federal income tax purposes, the First Merger and the Second Merger, taken together, constitute a single integrated transaction that qualifies as a “reorganization” under Section 368(a) of the Code and the Treasury Regulations thereunder;
(y)   “Tax Return” means any return, declaration, report, certificate, bill, election, claim for refund, information return, statement or other written information and any other document filed with or supplied to, or required to be filed with or supplied to, any Governmental Entity with respect to Taxes, including any schedule, attachment or supplement thereto, and including any amendment thereof; and
(z)   “Taxes” means (i) all federal, state, local, foreign and other net income, gross income, gross receipts, sales, use, stock, ad valorem, transfer, transaction, franchise, profits, gains, registration, license, wages, lease, service, service use, employee and other withholding, social security, unemployment, welfare, disability, payroll, employment, excise, severance, stamp, environmental, occupation, workers’ compensation, premium, real property, personal property, escheat or unclaimed property, windfall profits, net worth, capital, value-added, alternative or add-on minimum, customs duties, estimated and other taxes, fees, assessments, charges or levies of any kind whatsoever (whether imposed directly or through withholding and including taxes of any third party in respect of which a Person may have a duty to collect or withhold and remit and any amounts resulting from the failure to file any Tax Return), whether disputed or not, together with any interest and any penalties, additions to tax or additional amounts with respect thereto; (ii) any liability for payment of amounts described in clause (i) whether as a result of transferee liability, of being a member of an affiliated, consolidated, combined or unitary group for any period or otherwise through operation of Law; and (iii) any liability for the payment of amounts described in clauses (i) or (ii) as a result of any tax sharing, tax indemnity or tax allocation agreement or any other express or implied agreement to indemnify any other Person.

ARTICLE II
THE MERGERS
Section 2.1   The First Merger.
(a)   Effect of First Merger.   Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the NRS, at the First Merger Effective Time, Merger Sub 1 shall be merged with and into Dakota. Following the First Merger, the separate corporate existence of Merger Sub 1 shall cease, and Dakota shall continue as the Surviving Corporation in the First Merger and a wholly-owned Subsidiary of JR. From and after the First Merger Effective Time, all the property, rights, powers, privileges and franchises of Dakota and Merger Sub 1 shall be vested in the Surviving Corporation and all of the debts, obligations, liabilities, restrictions and duties of Dakota and Merger Sub 1 shall become the debts, obligations, liabilities and duties of the Surviving Corporation, all as provided under the NRS.
(b)   First Merger Effective Time.   Upon the terms and subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the parties shall file articles of merger (the “First Merger Articles of Merger”) with the Secretary of State of the State of Nevada (the “Nevada Secretary of State”), executed in accordance with NRS 92A.230, and shall make all other filings required under the NRS in connection with effecting the First Merger. The First Merger shall become effective at the time when the First Merger Articles of Merger has been accepted for filing by the Nevada Secretary of State or at such other post-filing date and time as JR and Dakota shall agree in writing and shall specify in the First Merger Articles of Merger in accordance with the NRS (the time the First Merger becomes effective being the “First Merger Effective Time”).
(c)   Organizational Documents.   As of the First Merger Effective Time, by virtue of the First Merger and without any further action on the part of Dakota, Merger Sub 1 or any other Person, the articles of incorporation and bylaws of Dakota shall be the articles of incorporation and bylaws of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law.
(d)   Directors and Officers of the Surviving Corporation.   Immediately following the First Merger Effective Time, (i) the directors of Dakota serving immediately prior to the First Merger Effective Time shall be the directors of the Surviving Corporation until the earlier of their death, resignation or removal or the time at which their respective successors are duly elected or appointed and qualified, and (ii) the officers of Dakota serving immediately prior to the First Merger Effective Time shall be the officers of the Surviving Corporation until the earlier of their death, resignation or removal or the time at which their respective successors are duly elected or appointed and qualified.
Section 2.2   The Second Merger.
(a)   Effect of Second Merger.   Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the NRS, at the Second Merger Effective Time, the Surviving Corporation shall be merged with and into Merger Sub 2. Following the Second Merger, the separate corporate existence of the Surviving Corporation shall cease, and Merger Sub 2 shall continue as the Surviving LLC in the Second Merger and as a direct wholly-owned Subsidiary of JR. From and after the Second Merger Effective Time, all the property, rights, powers, privileges and franchises of Merger Sub 2 and the Surviving Corporation shall be vested in the Surviving LLC and all of the debts, obligations, liabilities, restrictions and duties of Merger Sub 2 and the Surviving Corporation shall become the debts, obligations, liabilities and duties of the Surviving LLC, all as provided under the NRS.
(b)   Second Merger Effective Time.   Upon the terms and subject to the provisions of this Agreement, as soon as practicable following the First Merger Effective Time, the parties shall file articles of merger (the “Second Merger Articles of Merger”) with the Nevada Secretary of State, executed in accordance with NRS 92A.230, and shall make all other filings required under the NRS in connection with effecting the Second Merger. The Second Merger shall become effective at the time when the Second Merger Articles of Merger has been accepted for filing by the Nevada Secretary of State, or at such later time as may be agreed by JR and Dakota in writing and specified in the Second Merger Articles of Merger (the “Second Merger Effective Time”). The time at which both of the First

Merger Effective Time and the Second Merger Effective Time has occurred is referred to in this Agreement as the “Effective Time.”
(c)   Organizational Documents.   As of the Second Merger Effective Time, by virtue of the Second Merger and without any further action on the part of the Surviving Corporation, Merger Sub 2 or any other Person, the articles of organization and limited liability company agreement of Merger Sub 2 shall be the articles of organization and limited liability company agreement of the Second Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law.
(d)   Managers and Officers of the Surviving LLC.   Immediately following the Second Merger Effective Time, (i) the officers of Merger Sub 2 serving immediately prior to the Second Merger Effective Time shall be the officers of the Surviving LLC until the earlier of their death, resignation or removal or the time at which their respective successors are duly elected or appointed and qualified and (ii) the Surviving LLC shall be member-managed, as provided in the limited liability company agreement of the Surviving LLC.
Section 2.3   Closing.   The closing of the Mergers (the “Closing”) shall take place at 5:00 p.m., Eastern Daylight Time, on the third (3rd) Business Day following the satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in Article V (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by applicable Law, waiver of those conditions), by the electronic exchange of documents, or on such other time, date and/or location as may be agreed to in writing by Dakota and JR. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”
ARTICLE III
EFFECT OF THE MERGERS; EXCHANGE OF CERTIFICATES
Section 3.1   Conversion of Securities in the First Merger.   At the First Merger Effective Time, by virtue of the First Merger and without any action on the part of Dakota, Merger Sub 1, or the holders of any shares of capital stock or other equity interests of Dakota or any other Person:
(a)   Each share of Dakota Stock issued and outstanding immediately prior to the First Merger Effective Time (other than any Excluded Dakota Stock, JR’s Dakota Stock and any Dissenting Shares), and all rights in respect thereof, shall be cancelled and converted into the right to receive a validly issued, fully paid and nonassessable share of JR Stock (the “Merger Consideration”). As of the First Merger Effective Time, the shares of Dakota Stock issued and outstanding immediately prior to the First Merger Effective Time (other than any Excluded Dakota Stock, JR’s Dakota Stock and any Dissenting Shares) shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of such Dakota Stock shall cease to have any rights with respect thereto except for the right to receive their allocated portion of the Merger Consideration in respect of each of such holder’s shares of Dakota Stock.
(b)   Each share of Dakota Stock owned, directly or indirectly, by Dakota or any of its Subsidiaries or that is held in the treasury of Dakota immediately prior to the First Merger Effective Time (collectively, “Excluded Dakota Stock”) shall automatically be cancelled and shall cease to exist, and no consideration shall be delivered in exchange therefor. Each share of Dakota Stock owned, directly or indirectly, by JR or the JR Subsidiary immediately prior to the First Merger Effective Time (collectively, “JR’s Dakota Stock”) shall be unaffected by the First Merger and shall automatically be cancelled and converted into one validly issued, fully paid and non-assessable share of capital stock of the Surviving Corporation.
(c)   Each of the shares of capital stock of Merger Sub 1 issued and outstanding immediately prior to the First Merger Effective Time shall be converted into one validly issued, fully paid and non-assessable share of capital stock of the Surviving Corporation.
Section 3.2    Conversion of Securities in the Second Merger.   At the Second Merger Effective Time, by virtue of the Second Merger and without any action on the part of the Surviving Corporation or Merger Sub 2:
(a)   each share of capital stock of the Surviving Corporation issued and outstanding immediately prior to the Second Merger Effective Time shall be automatically cancelled and shall cease to exist, and no consideration shall be delivered in exchange therefor; and

(b)   each limited liability company interest of Merger Sub 2 outstanding immediately prior to the Second Effective Time shall be converted into and become one membership interest of the Surviving LLC, which shall constitute the only outstanding equity of the Surviving LLC. From and after the Second Merger Effective Time, the limited liability company interests of Merger Sub 2 shall be deemed for all purposes to represent the number of membership interests into which they were converted in accordance with the immediately preceding sentence.
Section 3.3   Exchange of JR Stock and Dakota Stock.
(a)   Appointment of Exchange Agent.   Prior to the First Merger Effective Time, JR shall select and appoint a bank or trust company reasonably acceptable to Dakota to act as transfer agent with respect to the shares of JR Stock and as exchange agent (the “Exchange Agent”) to accomplish the deliveries and other actions contemplated by this Section 3.3. JR shall enter into an agreement with the Exchange Agent in a form reasonably acceptable to Dakota and JR.
(b)   Deposit with Exchange Agent.   On or before the Effective Time, JR shall deposit or cause to be deposited with the Exchange Agent, for the benefit of and in the name of the holders of shares of Dakota Stock outstanding immediately prior to the Effective Time, for exchange in accordance with this Article III, non-certificated book entries representing the shares of JR Stock to be issued pursuant to this Article III in respect of shares of Dakota Stock outstanding immediately prior to the Effective Time (such non-certificated book-entry shares, the “JR Book Entry Shares”). The JR Book Entry Shares deposited with the Exchange Agent pursuant to this Section 3.3(b) are referred to collectively as the “Exchange Fund.”
(c)   Promptly after the Closing Date, JR shall cause the Exchange Agent to mail to each holder of record of shares of Dakota Stock outstanding immediately prior to the Effective Time a letter of transmittal in a form prepared by JR and reasonably acceptable to Dakota (a “Letter of Transmittal”) (which shall specify that the delivery shall be effected only upon proper delivery of the Certificates (or affidavits of loss in lieu thereof) or transfer of the Book-Entry Securities to the Exchange Agent and which shall otherwise be in customary form and shall include customary provisions with respect to delivery of an “agent’s message” regarding the book-entry transfer of Book-Entry Securities) and instructions for use in effecting the surrender of Certificates (or affidavits of loss in lieu thereof) or Book-Entry Securities in exchange for the Merger Consideration.
(d)   Each holder of shares of Dakota Stock that have been converted into the right to receive the Merger Consideration shall be entitled to receive, upon (i) surrender to the Exchange Agent of a Certificate (or affidavit of loss in lieu thereof), together with a properly completed Letter of Transmittal, or (ii) receipt of an “agent’s message” by the Exchange Agent (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request) in the case of transfer of Book-Entry Securities, the Merger Consideration in respect of the shares of Dakota Stock represented by a Certificate (or affidavit of loss in lieu thereof) or Book-Entry Security. The shares of JR Stock constituting the Merger Consideration shall be in uncertificated book-entry form. The Exchange Agent shall accept such Certificates (or affidavits of loss in lieu thereof) or Book-Entry Securities upon compliance with such reasonable terms and conditions as the Exchange Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices. If any Merger Consideration is to be issued to a Person other than the Person in whose name the Dakota Stock surrendered in exchange therefor is registered, it shall be a condition to such exchange that (i) either such Certificate shall be properly endorsed or such Certificate (or affidavit of loss in lieu thereof) shall otherwise be in proper form for the transfer or such Book-Entry Security shall be properly transferred, and (ii) the Person requesting such exchange shall pay to JR any transfer Taxes or other Taxes required by reason of the payment of such consideration to a Person other than the registered holder of the Certificate (or the shares specified in an affidavit of loss in lieu thereof) and/or Book-Entry Security so surrendered, or such Person shall establish to the reasonable satisfaction of JR that such Tax has been paid or is not applicable.
(e)   From and after the Effective Time, until surrendered as contemplated by this Section 3.3, each Certificate and/or Book-Entry Security shall be deemed to represent only the right to receive upon such surrender, in each case together with a duly executed and properly completed Letter of Transmittal, evidence of shares in book-entry form representing the shares of JR Stock that the holder of such

Certificate and/or Book-Entry Security is entitled to receive pursuant to this Article III. No interest will be paid or will accrue on any Merger Consideration. The issuance of the Merger Consideration in accordance with the terms of this Agreement shall be deemed issued in full satisfaction of all rights pertaining to such Dakota Stock (other than the right to receive dividends or other distributions, if any, in accordance with Section 3.3(g)).
(f)   After the Effective Time, there shall be no further transfer on the records of Dakota of shares of Dakota Stock which have been converted, pursuant to this Agreement, into the right to receive the Merger Consideration set forth herein, and if any Certificates (or affidavits of loss in lieu thereof) and/or Book-Entry Securities, together with a duly executed and properly completed Letter of Transmittal, are presented to the Exchange Agent, JR or the Surviving Corporation or Surviving LLC for transfer, they shall be cancelled and exchanged, without interest, for the Merger Consideration.
(g)   No dividends or other distributions with respect to JR Stock with a record date after the Effective Time shall be paid to the holder of any not-yet-surrendered Dakota Stock with respect to the shares of JR Stock issuable hereunder, and all such dividends and other distributions shall be paid by JR to the Exchange Agent and shall be included in the Exchange Fund, in each case until the surrender of such Certificate (or affidavit of loss in lieu thereof) or Book-Entry Security in accordance with this Agreement. Subject to applicable Laws, following surrender of any such Certificate (or affidavit of loss in lieu thereof) or Book-Entry Security there shall be paid to the holder thereof, without interest, (i) the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such shares of JR Stock to which such holder is entitled pursuant to this Agreement and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and with a payment date subsequent to such surrender payable with respect to such shares of JR Stock.
(h)   None of JR, Dakota, Merger Sub 1 or Merger Sub 2 shall be liable to any Person in respect of any shares of JR Stock (or dividends or distributions with respect thereto) for any amount required to be delivered to a public official pursuant to any applicable abandoned property, escheat or similar Laws.
(i)   If any Certificate shall have been lost, stolen or destroyed, upon such Person’s (i) making of an affidavit of that fact claiming such certificate to be lost, stolen or destroyed, (ii) delivery to JR of a bond of indemnity in an amount and upon terms reasonably satisfactory to JR, and (iii) execution and delivery of a Letter of Transmittal, JR will pay, in exchange for such lost, stolen or destroyed certificate, the amount and type of consideration to be paid in respect of each share of Dakota Stock represented by such Certificate in accordance with the terms of this Agreement.
(j)   Any portion of the Exchange Fund that remains unclaimed by the holders of Dakota Stock twelve months after the Closing Date shall be returned to JR, upon demand, and any such holder who has not exchanged shares of Dakota Stock for the Merger Consideration in accordance with this Section 3.3 prior to that time shall thereafter look only to JR for payment of the Merger Consideration, and any dividends and distributions with respect thereto pursuant to Section 3.3(g), in respect of such shares without any interest thereon.
Section 3.4   Dissenting Shares.   Notwithstanding anything in this Agreement to the contrary and to the extent available under the Dissenter’s Rights Statutes, any share of Dakota Stock that is issued and outstanding immediately prior to the Effective Time and that is held by a stockholder of Dakota, who did not consent to or vote (by a valid and enforceable proxy or otherwise) in favor of the approval of this Agreement, which stockholder of Dakota complies with all of the provisions of the NRS relevant to the exercise and perfection of dissenters’ rights, including all applicable prerequisites, requirements, qualifications, and procedures to perfect and maintain such rights under the Dissenter’s Rights Statutes in accordance therewith and have not withdrawn or otherwise forfeited their rights thereunder, (such share being a “Dissenting Share,” and such stockholder being a “Dissenting Stockholder”), shall be cancelled at the Effective Time but shall not be converted into the right to receive the consideration to which the holder of such share would be entitled pursuant to the terms hereof but rather shall be converted into the right to receive such consideration as may be determined to be due with respect to such Dissenting Share pursuant to the Dissenter’s Rights Statutes. If any Dissenting Stockholder fails to perfect dissenters’ rights under the

Dissenter’s Rights Statutes or effectively withdraws or otherwise loses such rights with respect to any Dissenting Shares, such Dissenting Shares shall thereupon automatically be converted into the right to receive the Merger Consideration pursuant to the terms of this Article III. Each party shall give the other prompt notice of any demands received by the first party for appraisal or payment under the Dissenter’s Rights Statutes with respect to any Dakota Stock withdrawals of such demands and any other instruments served pursuant to the Dissenter’s Rights Statutes and shall give the other party the opportunity to participate in all negotiations and proceedings with respect thereto. No party shall, without the prior written consent of the other parties, make any payment with respect to, or settle or offer to settle, any such demands.
Section 3.5   Convertible Securities.
(a)   At the First Merger Effective Time, each option to acquire Dakota Stock that is outstanding immediately prior to the First Merger Effective Time shall cease to represent a right to acquire shares of Dakota Stock and shall be converted into a right to acquire the same number of shares of JR Stock as such option was exercisable for in Dakota Stock, all on substantially the same terms as were in effect immediately prior to the First Merger Effective Time.
(b)   Following the Effective Time, the parties shall take all lawful action to effect the provisions of this Section 3.5, including causing the amendment or restatement of any convertible instruments to the extent necessary.
Section 3.6   Fractional Shares.   Notwithstanding anything in this Agreement to the contrary, no fractional shares of JR Stock shall be issued in the First Merger. All fractional shares of JR Stock that a holder of shares of Dakota Stock would otherwise be entitled to receive as a result of the First Merger shall be aggregated and, if a fractional share results from such aggregation, the number of shares of JR Stock that such holder shall be entitled to receive shall be rounded down to the nearest full share.
Section 3.7   Withholding.   Notwithstanding any other provision of this Agreement, the parties, the Exchange Agent and any other applicable withholding agent shall be entitled to deduct and withhold from any amount payable (including any amount payable in shares of JR Stock) in connection with any transactions referred to in this Agreement amounts as such withholding agent determines, acting reasonably, are required to be deducted and withheld from such payment in accordance with the Code or any provision of any other applicable Law (the “Withholding Obligations”). To the extent that amounts are so deducted or withheld, such deducted or withheld amounts shall be remitted by the applicable withholding agent to the appropriate taxing authority on a timely basis and shall be treated for all purposes hereof as having been paid to the Person in respect of which such deduction and withholding was made (provided that such deducted or withheld amounts are actually remitted to the appropriate taxing authority). The parties shall cause the Exchange Agent to provide prior written notice of any intention to deduct or withhold under applicable Withholding Obligations from any distributions or payments otherwise payable to any Affected Person so as to give each such Affected Person the reasonable opportunity to provide the Exchange Agent with any information or documentation sufficient to reduce or eliminate such Withholding Obligations.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF JR
JR represents and warrants to Dakota as follows:
Section 4.1   Organization, Standing and Power; Assets.   Each of JR and the JR Subsidiary (i) is an entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize such concept) under the Laws of the jurisdiction of its organization, (ii) has all requisite corporate or similar power and authority to own, lease and operate its properties and to carry on its business as now being conducted and (iii) is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions that recognize such concept) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except, with respect to clauses (ii) and (iii), for any such failures to have such power and authority or to be so qualified or licensed or in good standing as would not, individually or in the aggregate, reasonably be expected to have a JR Material Adverse Effect. JR is not in violation of any provision of JR’s articles of incorporation or

JR’s bylaws in any material respect. JR does not, and will not as of the Effective Time, directly or indirectly own any material assets other than (i) equity interests of Dakota and the JR Subsidiary and (ii) cash or cash equivalents. JR Subsidiary is the only direct or indirect Subsidiary of JR (other than Dakota and its Subsidiaries and each of Merger Sub 1 and Merger Sub 2) and neither JR nor the JR Subsidiary has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, that would be required by GAAP to be reflected on a consolidated balance sheet (or the notes thereto) of JR and its Subsidiaries (excluding Dakota and its Subsidiaries), except any such liabilities that are immaterial to JR and the JR Subsidiary.
Section 4.2   Merger Subs.   Each of Merger Sub 1 and Merger Sub 2 is a direct, wholly-owned subsidiary of JR. Each of Merger Sub 1 and Merger Sub 2 was formed solely for the purpose of effecting the transactions contemplated by this Agreement and has not engaged in any business activities or conducted any operations other than in connection with the transactions contemplated hereby and has no, and at all times prior to the Effective Time, except as expressly contemplated by this Agreement, any Ancillary Agreement and the other documents and transactions contemplated hereby and thereby, will have no, assets, liabilities or obligations of any kind or nature whatsoever other than those incident to its formation. Merger Sub 2 is (and has been since its formation) disregarded as an entity separate from JR for U.S. federal (and applicable state and local) income Tax purposes within the meaning of Treasury Regulations section 301.7701-3.
Section 4.3   Capital Stock.
(a)   The authorized capital stock of JR consists of 200,000,000 shares of JR Stock. As of September 10, 2021, (i) 49,398,602 shares of JR Stock were issued and outstanding, all of which were validly issued, fully paid and nonassessable and were free of preemptive rights, and (ii) 10,556,135 shares of JR were issuable upon exercise of warrants to purchase shares of JR Stock. Except as set forth above, (A) there are not outstanding any (1) shares of capital stock or other voting securities of JR, (2) securities issued by JR or the JR Subsidiary convertible into or exchangeable for shares of capital stock or voting securities of JR or (3) options or other rights to acquire from JR or the JR Subsidiary, and no obligation of JR or the JR Subsidiary to issue, any shares of capital stock, voting securities or securities convertible into or exchangeable for shares of capital stock or voting securities of JR, (B) there are no outstanding obligations of JR or the JR Subsidiary to repurchase, redeem or otherwise acquire any shares of capital stock, voting securities or securities convertible into or exchangeable for shares of capital stock or voting securities of JR, (C) there are no performance units, interests in or rights to the ownership or earnings of JR or other equity equivalent or equity-based awards or rights with respect to JR and (D) there are no other options, calls, warrants or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued shares of capital stock or voting securities of JR to which JR or the JR Subsidiary is a party.
(b)   The outstanding equity or ownership interests of the JR Subsidiary is duly authorized and validly issued and the equity or ownership interests are owned by JR and are owned free and clear of all security interests, liens, claims, pledges, agreements, limitations in voting rights, charges or other encumbrances (including any limitation on voting, sale, transfer or other disposition or exercise of any other attribute of ownership) (collectively, “Liens”) of any nature whatsoever, except where any such failure to own any such shares free and clear would not, individually or in the aggregate, reasonably be expected to have a JR Material Adverse Effect. Except as owned or held by JR or the JR Subsidiary, (A) there are no securities issued by JR or the JR Subsidiary convertible into or exchangeable for equity interests or voting securities of the JR Subsidiary or options or other rights to acquire from JR or the JR Subsidiary, and no obligation of JR or the JR Subsidiary to issue, any equity interests, voting securities or securities convertible into or exchangeable for equity interests or voting securities of the JR Subsidiary, (B) there are no performance units, interests in or rights to the ownership or earnings of the JR Subsidiary or other equity equivalent or equity-based awards or rights with respect to the JR Subsidiary and (C) there are no other options, calls, warrants or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued equity interests or voting securities of the JR Subsidiary to which JR or the JR Subsidiary is a party. Except for the equity or voting interests the JR Subsidiary, JR does not own, directly or indirectly, any equity, membership interest, partnership interest, joint venture interest, or other equity or voting interest in, or any interest convertible into, exercisable or exchangeable for any of the foregoing, nor is it under any current or prospective obligation to form or participate in, provide funds to, make any loan, capital contribution, guarantee, credit enhancement or other investment in, or assume any liability or obligation of, any Person.
(c)   Upon issuance, the shares of JR Stock issuable pursuant to the First Merger will be duly authorized, fully paid, non-assessable and free and clear of any Liens other Liens imposed by applicable securities Laws.
Section 4.4   Authority.   JR has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by JR and the consummation by JR of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of JR and no other corporate proceedings on the part of JR are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by JR, and, assuming the due authorization, execution and delivery by Dakota, Merger Sub 1 and Merger Sub 2, constitutes a valid and binding obligation of JR, enforceable against JR in accordance with its terms (except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the enforcement of creditors’ rights generally or by general principles of equity). The Board of Directors of JR has unanimously (i) determined that this Agreement and the transactions contemplated hereby (including the Mergers and the JR Share Issuance) are fair to and in the best interests of JR and its stockholders, (ii) approved, adopted and declared advisable this Agreement and the transactions contemplated hereby (including the Mergers and the JR Share Issuance), and (iii) recommended that the holders of JR Stock approve this Agreement and the transactions contemplated hereby (including the Mergers and the JR Share Issuance). There is no vote or consent of the holders of any class or series of capital stock of JR necessary to approve this Agreement or the transactions contemplated hereby (including the Mergers and the JR Share Issuance).
Section 4.5   No Conflict; Consents and Approvals.
(a)   The execution, delivery and performance of this Agreement by JR and the consummation by JR of the transactions contemplated hereby, do not and will not (i) conflict with or violate JR’s articles of incorporation or JR’s bylaws, (ii) conflict with or violate the equivalent organizational documents of the JR Subsidiary, (iii) assuming that all consents, approvals and authorizations contemplated by clauses (i) through (iv) of subsection (b) below have been obtained and all filings described in such clauses have been made, conflict with or violate any law, rule, regulation, order, judgment or decree (collectively, “Law”) applicable to JR or the JR Subsidiary or by which any of their respective properties are bound or (iv) result in any breach or violation of, or constitute a default (or an event which with notice or lapse of time or both would become a default), or result in the loss of a benefit under, or give rise to any right of termination, cancellation, amendment or acceleration of, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit or other instrument or obligation (each, a “Contract”) to which JR or the JR Subsidiary is a party or by which JR or the JR Subsidiary or any of their respective properties are bound, except, in the case of clauses (ii), (iii) and (iv), for any such conflict, breach, violation, default, loss, right or other occurrence that would not, individually or in the aggregate, reasonably be expected to have a JR Material Adverse Effect.
(b)   The execution, delivery and performance of this Agreement by JR and the consummation by JR of the transactions contemplated hereby, do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to, any governmental or regulatory (including stock exchange) authority, agency, court commission, or other governmental body (each, a “Governmental Entity”), except for (i) such filings as may be required under applicable requirements of the Securities Act of 1933, as amended (the “Securities Act”) and the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the rules and regulations promulgated thereunder, and under state securities, takeover and “blue sky” laws, (ii) the filing with the Nevada Secretary of State of the First Merger Articles of Merger or the Second Merger Articles of Merger, each as required by the NRS, (iii) such filings and approvals as may be necessary to comply with the applicable requirements of the applicable national securities exchanges and (iv) any such consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not, individually or in the aggregate, reasonably be expected to have a JR Material Adverse Effect.

Section 4.6    No Undisclosed Liabilities.   Neither JR nor the JR Subsidiary has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, that would be required by United States generally accepted accounting principles (“GAAP”) to be reflected on a consolidated balance sheet (or the notes thereto) of JR and the JR Subsidiary, except for liabilities and obligations (a) reflected or reserved against in JR’s most recent consolidated balance sheet, (b) incurred in the ordinary course of business since the date of such balance sheet, (c) which have been discharged or paid in full prior to the date of this Agreement, (d) incurred pursuant to the transactions contemplated by this Agreement and (e) that would not, individually or in the aggregate, reasonably be expected to have a JR Material Adverse Effect.
Section 4.7   Certain Information.   None of the information supplied or to be supplied by JR expressly for inclusion or incorporation by reference in the Form S-4 or the Joint Disclosure Statement/Prospectus will, at the date the Form S-4 is declared effective by the SEC, the date the Joint Disclosure Statement/Prospectus is first mailed to the stockholders of Dakota and stockholders of JR and at the time of the Dakota Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. The Form S-4 will comply as to form in all material respects with the requirements of the Securities Act and the rules and regulations promulgated thereunder. Notwithstanding the foregoing, JR makes no representation or warranty with respect to any information supplied by Dakota or any of its Representatives for inclusion or incorporation by reference in the Form S-4 or the Joint Disclosure Statement/Prospectus.
Section 4.8   Litigation.   Except as would not, individually or in the aggregate, reasonably be expected to have a JR Material Adverse Effect, (a) there is no suit, claim, action, litigation, proceeding, arbitration, mediation or investigation (each, an “Action”) pending or, to the knowledge of JR, threatened against JR or the JR Subsidiary or any of their respective properties by or before any Governmental Entity and (b) neither JR nor the JR Subsidiary nor any of their respective properties is or are subject to any judgment, order, injunction, rule or decree of any Governmental Entity.
Section 4.9   Affiliate Transactions.   As of the date hereof, no executive officer or director of JR or holder of JR Stock or any of their respective Affiliates is a party to any Contract with or binding upon JR or the JR Subsidiary or any of their respective properties or assets or has any interest in any material property owned by JR or the JR Subsidiary or has engaged in any material transaction with any of the foregoing within the last twelve months, in each case except for Contracts or transactions entered into on arms’ length terms.
Section 4.10   Brokers.   Neither JR nor the JR Subsidiary has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders’ fees in connection with the Mergers or the other transactions contemplated in this Agreement.
Section 4.11   No Other Representations or Warranties.   Except for the representations and warranties contained in this Article III, Dakota acknowledges that neither JR nor any other Person on behalf of JR makes any other express or implied representation or warranty with respect to JR or the JR Subsidiary with respect to any other information provided to Dakota in connection with the transactions contemplated by this Agreement. Neither JR nor any other Person will have or be subject to any liability to Dakota or any other Person resulting from the distribution to Dakota or Dakota’s use of, any such information, including any information, documents, projections, forecasts or other material made available to Dakota in certain “data rooms” or management presentations in expectation of, or in connection with, the transactions contemplated by this Agreement.
ARTICLE V
REPRESENTATIONS AND WARRANTIES OF DAKOTA
Except as disclosed or reflected in Dakota SEC Documents filed after January 1, 2020 and prior to the date of this Agreement (excluding any risk factor disclosures contained in such documents under the heading “Risk Factors” and any disclosure of risks or other matters included in any “forward-looking statements” disclaimer or other statements that are cautionary, predictive or forward-looking in nature), Dakota represents and warrants to JR as follows:
Section 5.1   Organization, Standing and Power.   Each of Dakota and its Subsidiaries (i) is an entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize such concept) under the Laws of the jurisdiction of its organization, (ii) has all requisite corporate or similar power and authority to own, lease and operate its properties and to carry on its business as now being conducted and (iii) is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions that recognize such concept) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except, with respect to clauses (ii) and (iii), for any such failures to have such power and authority or to be so qualified or licensed or in good standing as would not, individually or in the aggregate, reasonably be expected to have a Dakota Material Adverse Effect. Dakota is not in violation of any provision of Dakota’s articles of incorporation or Dakota’s bylaws in any material respect.
Section 5.2   Capital Stock.
(a)   The authorized capital stock of Dakota consists of (a) 75,000,000 shares of Dakota Stock and (b) 10,000,000 shares of preferred stock, par value $0.001 per share, of Dakota. As of September 10, 2021, (i) 70,428,204 shares of Dakota Stock were issued and outstanding, all of which were validly issued, fully paid and nonassessable and were free of preemptive rights, (ii) 2,896,250 shares of Dakota Stock were issuable upon exercise of options to purchase shares of Dakota Stock, (iii) 1,050,000 shares of restricted stock of Dakota were issued and outstanding, and (iv) no shares of preferred stock of Dakota were issued and outstanding. Except as set forth above, as of the date of this Agreement, (A) there are not outstanding any (1) shares of capital stock or other voting securities of Dakota, (2) securities convertible into or exchangeable for shares of capital stock or voting securities of Dakota or (3) options or other rights to acquire from Dakota or any of its Subsidiaries, and no obligation of Dakota or any of its Subsidiaries to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of Dakota, (B) there are no outstanding obligations of Dakota or any of its Subsidiaries to repurchase, redeem or otherwise acquire any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of Dakota, (C) there are no performance units, interests in or rights to the ownership or earnings of Dakota or other equity equivalent or equity-based awards or rights and (D) there are no other options, calls, warrants or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of Dakota to which Dakota or any of its Subsidiaries is a party.
(b)   Each of the outstanding shares of capital stock of each of Dakota’s Subsidiaries is duly authorized, validly issued, fully paid and nonassessable and all such shares are owned by Dakota or another wholly-owned Subsidiary of Dakota and are owned free and clear of all Liens of any nature whatsoever, except where any such failure to own any such shares free and clear would not, individually or in the aggregate, reasonably be expected to have a Dakota Material Adverse Effect. Except as owned or held by Dakota or any of its wholly owned Subsidiaries, (A) there are no securities issued by Dakota or any of its Subsidiaries convertible into or exchangeable for equity interests or voting securities of any Subsidiary of Dakota or options or other rights to acquire from Dakota or any of its Subsidiaries, and no obligation of Dakota or any of its Subsidiaries to issue, any equity interests, voting securities or securities convertible into or exchangeable for equity interests or voting securities of any Subsidiary of Dakota, (B) there are no performance units, interests in or rights to the ownership or earnings of any Subsidiary of Dakota or other equity equivalent or equity-based awards or rights with respect to any Subsidiary of Dakota and (C) there are no other options, calls, warrants or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued equity interests or voting securities of any Subsidiary of Dakota to which Dakota or any of its Subsidiaries is a party. Except for the equity or voting interests in its Subsidiaries, Dakota does not own, directly or indirectly, any equity, membership interest, partnership interest, joint venture interest, or other equity or voting interest in, or any interest convertible into, exercisable or exchangeable for any of the foregoing, nor is it under any current or prospective obligation to form or participate in, provide funds to, make any loan, capital contribution, guarantee, credit enhancement or other investment in, or assume any liability or obligation of, any Person.
Section 5.3   Authority.   Dakota has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder to consummate the transactions contemplated hereby, except that the consummation of the First Merger is subject to obtaining the Dakota Stockholder

Approval. The execution, delivery and performance of this Agreement by Dakota and the consummation by Dakota of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Dakota and no other corporate proceedings on the part of Dakota are necessary to approve this Agreement or to consummate the transactions contemplated hereby, except that the consummation of the First Merger is subject to obtaining the Dakota Stockholder Approval. This Agreement has been duly executed and delivered by Dakota and, assuming the due authorization, execution and delivery by JR, Merger Sub 1 and Merger Sub 2, constitutes a valid and binding obligation of Dakota, enforceable against Dakota in accordance with its terms (except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the enforcement of creditors’ rights generally or by general principles of equity). The Board of Directors of Dakota (i) determined that this Agreement and the transactions contemplated hereby (including the Mergers and the JR Share Issuance) are fair to and in the best interests of Dakota and its stockholders, (ii) approved, adopted and declared advisable this Agreement and the transactions contemplated hereby (including the Mergers and the JR Share Issuance), (iii) directed that this Agreement and the transactions contemplated hereby (including the Mergers and the JR Share Issuance) be submitted to a vote at a meeting of Dakota’s stockholders, and (iv) recommended the approval of this Agreement and the transactions contemplated hereby (including the Mergers and the JR Share Issuance) by Dakota’s stockholders. The affirmative votes of the holders of (a) a majority of the outstanding shares of Dakota Stock and (b) a majority of the outstanding shares of Dakota Stock belonging to disinterested holders of Dakota Stock are the only votes of the holders of any class or series of Dakota’s capital stock necessary to approve this Agreement, the First Merger and the other transactions contemplated hereby (including the JR Share Issuance) (the “Dakota Stockholder Approval”).
Section 5.4   No Conflict; Consents and Approvals.
(a)   The execution, delivery and performance of this Agreement by Dakota, and the consummation by Dakota of the transactions contemplated hereby, do not and will not (i) conflict with or violate Dakota’s articles of incorporation or Dakota’s bylaws, (ii) conflict with or violate the equivalent organizational documents of any of Dakota’s Subsidiaries, (iii) assuming that all consents, approvals and authorizations contemplated by clauses (i) through (v) of subsection (b) below and the Dakota Stockholder Approval have been obtained and all filings described in such clauses have been made, conflict with or violate any Law applicable to Dakota or any of its Subsidiaries or by which any of their respective properties are bound or (iv) result in any breach or violation of, or constitute a default (or an event which with notice or lapse of time or both would become a default), or result in the loss of a benefit under, or give rise to any right of termination, cancellation, amendment or acceleration of, any Contract to which Dakota or any of its Subsidiaries is a party or by which Dakota or any of its Subsidiaries or any of their respective properties are bound, except, in the case of clauses (ii), (iii) and (iv), for any such conflict, breach, violation, default, loss, right or other occurrence that would not, individually or in the aggregate, reasonably be expected to have a Dakota Material Adverse Effect.
(b)   The execution, delivery and performance of this Agreement by Dakota, and the consummation by Dakota of the transactions contemplated hereby, do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to, any Governmental Entity, except for (i) such filings as may be required under applicable requirements of the Securities Act and the Exchange Act and the rules and regulations promulgated thereunder, and under state securities, takeover and “blue sky” laws, (ii) such filings as necessary to comply with the applicable requirements of the NYSE American, (iii) the filing with the Nevada Secretary of State of the First Merger Articles of Merger or the Second Merger Articles of Merger, each as required by the NRS, and (iv) any such consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not, individually or in the aggregate, reasonably be expected to have a Dakota Material Adverse Effect.
Section 5.5   SEC Reports; Financial Statements.
(a)   Dakota has filed or otherwise transmitted, on a timely basis, all forms, reports, statements, certifications and other documents (including all exhibits, amendments and supplements thereto) required to be filed or furnished by it with or to the Securities and Exchange Commission (the “SEC”) since January 1, 2020 (all such forms, reports, statements, certificates and other documents filed since

January 1, 2020 and prior to the date hereof, collectively, the “Dakota SEC Documents”). As of their respective dates, or, if amended prior to the date hereof, as of the date of the last such amendment, each of the Dakota SEC Documents complied as to form in all material respects with the applicable requirements of the Securities Act and the Exchange Act, and the applicable rules and regulations promulgated thereunder, as the case may be, each as in effect on the date so filed. As of their respective dates or filing or furnishing (or, if amended or superseded by a subsequent filing or furnished document prior to the date hereof, as of the date of such amendment or superseding filing or furnished document), none of the Dakota SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.
(b)   As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the staff of the SEC with respect to any of the Dakota SEC Reports, and, to the knowledge of Dakota, none of the Dakota SEC Reports is subject to ongoing SEC review. The audited consolidated financial statements of Dakota (including any related notes thereto) included in Dakota’s Annual Report on Form 10-K for the fiscal year ended March 31, 2021 filed with the SEC complied in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of Dakota and its Subsidiaries at the respective dates thereof and the results of their operations and cash flows for the periods indicated. The unaudited consolidated financial statements of Dakota (including any related notes thereto) included in Dakota’s Quarterly Reports on Form 10-Q filed with the SEC since March 31, 2021 complied in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or may be permitted by the SEC under the Exchange Act) and fairly present in all material respects the consolidated financial position of Dakota and its Subsidiaries as of the respective dates thereof and the results of their operations and cash flows for the periods indicated (subject to normal period-end adjustments that would not, individually or in the aggregate, be material).
(c)   Dakota maintains disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) designed to ensure that material information relating to Dakota, including its Subsidiaries, is made known to the chief executive officer and the chief financial officer of Dakota by others within those entities. Dakota maintains internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Based on its most recent evaluation of internal controls over financial reporting prior to the date hereof, management of Dakota has disclosed to Dakota’s auditors and the audit committee of the Board of Directors of Dakota (i) any significant deficiencies or material weaknesses in the design or operation of Dakota’s internal controls over financial reporting or (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Dakota’s internal control over financial reporting. Dakota has made available to JR, prior to the date of this Agreement, either materials relating to or a summary of any disclosure of matters described in clauses (i) or (ii) in the immediately preceding sentence made by management of Dakota to Dakota’s auditors or the audit committee of the Board of Directors of Dakota.
Section 5.6    No Undisclosed Liabilities.   Neither Dakota nor any of its Subsidiaries has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, that would be required by GAAP to be reflected on a consolidated balance sheet (or the notes thereto) of Dakota and its Subsidiaries, except for liabilities and obligations (a) reflected or reserved against in Dakota’s consolidated balance sheet as of December 31, 2020 (or the notes thereto) included in Dakota SEC Documents, (b) incurred in the ordinary course of business since January 1, 2020, (c) which have been discharged or paid in full prior to the date of this Agreement, (d) incurred pursuant to the transactions contemplated by this Agreement or (e) that would not, individually or in the aggregate, reasonably be expected to have a Dakota Material Adverse Effect.

Section 5.7   Certain Information.   None of the information supplied or to be supplied by Dakota expressly for inclusion or incorporation by reference in the Form S-4 or the Joint Disclosure Statement/Prospectus will, at the date the Form S-4 is declared effective SEC, the date the Joint Proxy and Consent Solicitation Statement/Prospectus is first mailed to the stockholders of Dakota and stockholders of JR and at the time of the Dakota Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. The Joint Disclosure Statement/Prospectus will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder. Notwithstanding the foregoing, Dakota makes no representation or warranty with respect to any information supplied by JR or any of its Representatives for inclusion or incorporation by reference in the Form S-4 or the Joint Disclosure Statement/Prospectus.
Section 5.8   Absence of Certain Changes or Events.   Since December 31, 2020 through the date of this Agreement, except as otherwise contemplated or permitted by this Agreement, (a) except to the extent set forth in the Dakota SEC Documents, the businesses of Dakota and its Subsidiaries have been conducted in the ordinary course of business consistent with past practice, and (b) there has not been any event, development or state of circumstances that, individually or in the aggregate, has had a Dakota Material Adverse Effect.
Section 5.9   Litigation.   There is no Action pending or, to the knowledge of Dakota, threatened against Dakota or any of its Subsidiaries or any of their respective properties by or before any Governmental Entity and neither Dakota nor any of its Subsidiaries nor any of their respective properties is or are subject to any judgment, order, injunction, rule or decree of any Governmental Entity.
Section 5.10   Compliance with Laws.   Dakota and each of its Subsidiaries are in compliance with all Laws applicable to them or by which any of their respective properties are bound, except where any non-compliance would not, individually or in the aggregate, reasonably be expected to have a Dakota Material Adverse Effect. Dakota and its Subsidiaries have in effect all permits necessary for them to own, lease or operate their properties and to carry on their businesses as now conducted, except for any permits the absence of which would not, individually or in the aggregate, reasonably be expected to have a Dakota Material Adverse Effect. All permits are in full force and effect and are not subject to any pending or, to the knowledge of Dakota, threatened administrative or judicial proceeding to revoke, cancel, suspend or declare such permit invalid in any material respect, except as would not, individually or in the aggregate, reasonably be expected to have a Dakota Material Adverse Effect.
Section 5.11   Affiliate Transactions.   Except for directors’ and employment-related Contracts filed or incorporated by reference as an exhibit to a Dakota SEC Document filed by Dakota prior to the date hereof, or as disclosed in the Dakota SEC Documents, and for any intercompany agreements, as of the date hereof, no executive officer or director of Dakota is a party to any Contract with or binding upon Dakota or any of its Subsidiaries or any of their respective properties or assets or has any material interest in any material property owned by Dakota or any of its Subsidiaries or has engaged in any material transaction with any of the foregoing within the last twelve months.
Section 5.12   Brokers; Transaction Expenses.   No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Dakota or any of its Subsidiaries.
Section 5.13   No Other Representations or Warranties.   Except for the representations and warranties contained in this Article IV, JR acknowledges that neither Dakota or any other Person on behalf of Dakota makes any other express or implied representation or warranty with respect to Dakota or any of Dakota’s Subsidiaries with respect to any other information provided to JR in connection with the transactions contemplated by this Agreement. Neither Dakota or any other Person will have or be subject to any liability to JR or any other Person resulting from the distribution to JR or its use of, any such information, including any information, documents, projections, forecasts or other material made available to JR in certain “data rooms” or management presentations in expectation of, or in connection with, the transactions contemplated by this Agreement.

ARTICLE VI
COVENANTS
Section 6.1   Conduct of Business.
(a)   Conduct of Business by JR.   During the period from the date of this Agreement to the earlier of the First Merger Effective Time and the date of any termination of this Agreement pursuant to Section 8.1, except as consented to in writing in advance by Dakota or as otherwise specifically required by this Agreement, JR shall, and JR shall cause the JR Subsidiary to, use commercially reasonable efforts to carry on its business in the ordinary course consistent with past practice and use reasonable best efforts to preserve intact its business organization, preserve its assets, rights and properties in good repair and condition, keep available the services of its current officers, employees and consultants and preserve its goodwill and its relationships with customers, suppliers, licensors, licensees, distributors and others having business dealings with it.
(b)   Conduct of Business by Dakota.   During the period from the date of this Agreement to the earlier of the Second Merger Effective Time and the date of any termination of this Agreement pursuant to Section 8.1, except as consented to in writing in advance by JR or as otherwise specifically required by this Agreement, Dakota shall, and shall cause each of its Subsidiaries to, carry on its business in the ordinary course consistent with past practice and use reasonable best efforts to preserve intact its business organization, preserve its assets, rights and properties in good repair and condition, keep available the services of its current officers, employees and consultants and preserve its goodwill and its relationships with customers, suppliers, licensors, licensees, distributors and others having business dealings with it, in each case, subject to the restrictions set forth in the next sentence.
(c)   General Conduct of Business.   During the period from the date of this Agreement to the earlier of the Second Merger Effective Time and the date of any termination of this Agreement pursuant to Section 8.1, except as specifically required by this Agreement, Dakota shall not, and shall not permit any of its Subsidiaries to, without JR’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed) and JR shall not, and shall not permit any of its Subsidiaries (other than Dakota and its Subsidiaries) to, without Dakota’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed):
(i)   amend or otherwise change its articles of incorporation or bylaws or any similar governing instruments;
(ii)   issue, deliver, sell, pledge, dispose of or encumber any shares of capital stock, options, restricted stock, warrants, convertible securities or other rights exercisable therefor or convertible thereinto, or grant to any Person any other right to acquire any shares of its capital stock;
(iii)   declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock (except for any dividend or distribution by a wholly-owned Subsidiary of Dakota to Dakota or to its other wholly-owned Subsidiaries);
(iv)   adjust, split, combine, redeem, repurchase or otherwise acquire any shares of capital stock, options, restricted stock, warrants, convertible securities or other rights exercisable therefor or convertible thereinto, or reclassify, combine, split, subdivide or otherwise amend the terms of its capital stock, options, restricted stock, warrants, convertible securities or other rights exercisable therefor or convertible thereinto, other than a reverse stock split of JR Stock to be effected prior to the Closing;
(v)   (A) acquire (whether by merger, consolidation or acquisition of stock or assets or otherwise) any corporation, partnership or other business organization or division thereof or any assets other than purchases of inventory and other assets in the ordinary course of business; or (B) sell or otherwise dispose of (whether by merger, consolidation or acquisition of stock or assets or otherwise) any corporation, partnership or other business organization or division thereof or any assets, other than sales or dispositions of inventory and other assets in the ordinary course of business;

(vi)   other than in the ordinary course of business consistent with past practice, enter into, materially amend or terminate any material Contract (other than terminations at the expiration of their respective terms);
(vii)   make or receive any payment to or from, or enter into any transaction or contract with, any of its Affiliates (other than wholly-owned Subsidiaries), or change, modify or amend any Contract or transaction with any of its Affiliates (other than wholly-owned Subsidiaries);
(viii)   incur any operating expenditures or capital expenditures or any obligations or liabilities in respect thereof, except, with respect to Dakota, in accordance with Dakota’s existing operating budget and capital expenditure budget;
(ix)   adopt a plan or agreement of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;
(x)   fail to maintain in full force and effect in all material respects, or fail to use commercially reasonable efforts to replace, extend or renew, material insurance policies existing as of the date hereof;
(xi)   release, compromise or cancel any debts owed to such Person and its Subsidiaries, other than settlement of accounts with customers and suppliers in the ordinary course of business
(xii)   (A) incur, assume or suffer to exist any Indebtedness for borrowed money (including any long-term or short-term debt) or issue any debt securities, except for loans or advances by Dakota or direct or indirect wholly owned Subsidiaries of Dakota to Dakota or direct or indirect wholly owned Subsidiaries of Dakota; (B) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person, except with respect to obligations of Dakota or direct or indirect wholly owned Subsidiaries of Dakota; and (C) make any loans, advances or capital contributions to, or investments in, any other Person, except to or in Dakota or any of its wholly-owned Subsidiaries;
(xiii)   except to the extent required by applicable Law (including Section 409A of the Code) or the terms of any benefit plan in effect as of the date hereof, (A) grant or increase the rate, terms, or level of compensation, compensation opportunities, severance, retention, incentive, termination, change in control pay, or any other benefits of any director, officer, employee or independent contractor, (B) terminate, modify, amend or adopt any compensation or benefit plan, policy, program, practice, including any pension, retirement, profit-sharing, bonus or other employee benefit or welfare benefit plan with or for the benefit or its employees, officers, directors or independent contractors, (C) accelerate or agree to accelerate the vesting of, or the lapsing of restrictions with respect to any compensation or benefit under any benefit plan or any other Contract (whether written or unwritten), (D) grant any severance, change in control or termination pay to any current or former director, officer, employee or independent contractor, (E) grant, issue, or amend, or promise to grant, issue, or amend, any cash- or equity-based incentive award (including in respect of stock options, stock appreciation rights, performance units, restricted stock or other equity or equity-based awards), (F) enter into, adopt, or engage in negotiations regarding any collective bargaining agreement, works council or health and safety committee agreement, or any similar collective labor agreement or arrangement, (G) hire or engage any individual or terminate any employee or other individual service provider (other than a termination for cause), or (H) terminate employees in such numbers as would trigger any liability under the Workers Adjustment Retraining and Notification Act of 1988, as amended, or any similar foreign, state or local Law;
(xiv)   sell, assign, lease, transfer, license, mortgage, pledge, abandon or otherwise dispose of any of its material assets (including intellectual property), other than sales of inventory or equipment, sub-leases and licenses and other transactions in the ordinary course of business;
(xv)   implement or adopt any material change in its methods of accounting (including any cash management, billing, payment or collection practices with respect to accounts payable, accounts receivable, accrued liabilities, other liabilities or obligations, or otherwise), except as may be appropriate to conform to changes in statutory or regulatory accounting rules or GAAP or regulatory requirements with respect thereto;
(xvi)   compromise, settle or agree to settle any Action (including any Action relating to this Agreement or the transactions contemplated hereby), or consent to the same;
(xvii)   make, change or revoke any material Tax election, settle, compromise or consent to any extension or waiver of the limitation period applicable to any audit, assessment or claim for material Taxes, amend any material Tax Return, enter into any closing agreement with any Governmental Entity regarding material Taxes or surrender any claim for a refund of material Taxes; or
(xviii)   agree to take any of the actions described in Section 6.1(c)(i) through Section 6.1(c)(xvii).
(d)   Nothing contained in this Agreement shall give (i) JR, directly or indirectly, the right to control or direct Dakota or the operations of any of its Subsidiaries prior to the Effective Time, or (ii) Dakota, directly or indirectly, the right to control or direct JR or the operations of any of the JR Subsidiary prior to the Effective Time. Prior to the Effective Time, Dakota shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations and prior to the Effective Time, JR shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and the JR Subsidiary’s respective operations.
Section 6.2   No Solicitation; Recommendation of the Merger.
(a)   Subject to the terms of Section 6.2(c), until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Second Merger Effective Time, Dakota shall not, and shall cause each of its Subsidiaries not to, and shall instruct and use its reasonable best efforts to cause its Representatives not to, directly or indirectly, (i) solicit, initiate or knowingly encourage or facilitate (including by way of furnishing or disclosing information) any inquiry, proposal or offer with respect to, or the announcement, making or completion of, any Acquisition Proposal, or any inquiry, proposal or offer that is reasonably likely to lead to any Acquisition Proposal, (ii) enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any Person (other than JR or its Representatives) any non-public information or data in furtherance of, any Acquisition Proposal or any inquiry, proposal or offer that is reasonably likely to lead to any Acquisition Proposal, (iii) enter into any agreement in principle, memorandum of understanding, letter of intent, term sheet, acquisition agreement, merger agreement, share exchange agreement, consolidation agreement, option agreement, joint venture agreement or partnership agreement relating to any Acquisition Proposal (other than an Acceptable Confidentiality Agreement pursuant to Section 6.2(c)), (iv) grant any waiver, amendment or release under or fail to enforce any standstill or confidentiality agreement (other than to the extent the Board of Directors of Dakota determines in good faith (after consultation with outside counsel) that failure to take any of such actions under clause (iv) would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law) or (v) propose publicly to do any of the foregoing. Dakota shall, and shall cause its Subsidiaries to, and shall use its reasonable best efforts to cause its and their Representatives to, (A) terminate all existing negotiations with any Person and its Representatives (other than JR or its Representatives) with respect to any Acquisition Proposal or that could lead to an Acquisition Proposal, (B) enforce any confidentiality or standstill agreement or provisions of similar effect (subject to the parenthetical in clause (iv) of this Section 6.2(a)) to which Dakota or any of its Subsidiaries is a party or of which Dakota or any of its Subsidiaries is a beneficiary with regard to any Acquisition Proposal, (C) cease providing any Person or its Representatives (other than JR or its Representatives) with any further information respect to Dakota, its Subsidiaries or any Acquisition Proposal, (D) request the prompt return or destruction, to the extent permitted by any confidentiality agreement, of all non-public information or data furnished prior to the date hereof to any such Person and its Representatives with respect to any Acquisition Proposal and (E) immediately terminate all physical and electronic data room access granted prior to the date hereof to any such Person, its Subsidiaries or any of their respective Representatives with respect to any Acquisition Proposal. It is understood that any violation of the restrictions on Dakota set forth in this Section 6.2(a) by any

Subsidiary of Dakota or any of the Representatives of Dakota or any of its Subsidiaries shall be deemed a breach of this Section 6.2(a) by Dakota.
(b)   Except as otherwise required pursuant to NRS 92A.120(10) or as provided in Section 6.2(d) and Section 6.2(e), the Board of Directors of Dakota shall not (i) fail to make or withdraw (or modify or qualify in any manner adverse to JR or publicly propose to withdraw, modify or qualify in any manner adverse to JR) the Dakota Board Recommendation or the approval, adoption or declaration of the advisability this Agreement and the transactions contemplated hereby (including the Mergers and the JR Share Issuance), (ii) adopt, approve, or publicly recommend, endorse or otherwise declare advisable, or propose publicly to adopt, approve, recommend, endorse or otherwise declare advisable, any Acquisition Proposal, (iii) fail to include the Dakota Board Recommendation in whole or in part in the Joint Disclosure Statement/Prospectus or any filing or amendment or supplement relating thereto, (iv) fail to recommend against any then-pending tender or exchange offer that constitutes an Acquisition Proposal within ten (10) Business Days after it is announced or (v) fail, within ten (10) Business Days of a request by JR following the public announcement of an Acquisition Proposal, to reaffirm the Dakota Board Recommendation (each such action set forth in this Section 6.2(b) being referred to herein as an “Adverse Recommendation Change”).
(c)   Notwithstanding Section 6.2(a), at any time prior to obtaining the Dakota Stockholder Approval, Dakota may, in response to an unsolicited bona fide written Acquisition Proposal which was made after the date of this Agreement that did not result from a breach of Section 6.2(a) and that the Board of Directors of Dakota determines in good faith based on the information then available and after consultation with a financial advisor of nationally recognized reputation and outside legal counsel, constitutes or is reasonably likely to lead to a Superior Proposal and that failing to take such action would be inconsistent with its fiduciary duties under applicable Law, furnish non-public information or data with respect to itself and its Subsidiaries to the Person making such Acquisition Proposal (and its Representatives) pursuant to a confidentiality agreement on terms that, taken as a whole, are consistent with industry best practices (an “Acceptable Confidentiality Agreement”); provided, that (A) any non-public information or data provided to any such Person given such access shall have previously been provided to JR or shall be provided (to the extent permitted by applicable Law) to JR prior to or substantially concurrently with the time it is provided to such Person and (B) no non-public information or data with respect to JR or the JR Subsidiary shall be provided to any such Person. Dakota shall notify JR in writing promptly (but in no event later than 24 hours) after receipt by Dakota, its Subsidiaries or any of their respective Representatives of any Acquisition Proposal, any indication that a Person intends to make an Acquisition Proposal or any request for information relating to Dakota and its Subsidiaries or for access to the business, books or records of Dakota or any of its Subsidiaries, in each case by any Person that intends to make or is considering making an Acquisition Proposal. Dakota shall identify to JR such Person making, and provide JR with the terms and conditions of, any such Acquisition Proposal, indication or request (including any material changes thereto). Dakota shall keep JR reasonably informed on a current basis of any material developments, discussions or negotiations regarding any such Acquisition Proposal, indication or request (including any changes thereto), and shall promptly (but in no event later than 24 hours after receipt) provide to JR copies of all correspondence and written materials sent or provided to Dakota or any of its Subsidiaries that describes any terms or conditions of any Acquisition Proposal (as well as written summaries of any material oral communications addressing such matters).
(d)   At any time prior to obtaining the Dakota Stockholder Approval and following compliance with this Section 6.2(c), the Board of Directors of Dakota may make an Adverse Recommendation Change or terminate this Agreement pursuant to Section 8.1(c)(ii) to enter into a definitive written acquisition agreement with respect to a Superior Proposal, if and only if:
(i)   if the Board of Directors of Dakota shall have determined in good faith (after consultation with a financial advisor of nationally recognized reputation and outside legal counsel) that the failure to do so would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law;
(ii)   Dakota shall have notified JR in writing, at least five (5) Business Days prior to taking such action (the “Notice Period”), of its intention to do so (which notice shall specify in reasonable detail the basis for the Adverse Recommendation Change or termination of this Agreement and, if such circumstance is based upon receipt of a Superior Proposal, shall include the material terms and conditions of such Superior Proposal and the identity of the Person making such Superior Proposal and include copies of the current drafts of all material agreements between Dakota and the party making such Superior Proposal and any other material documents or agreements that relate to such Superior Proposal (it being understood and agreed that such notice or the public disclosure by Dakota of such notice shall not in and of itself constitute an Adverse Recommendation Change));
(iii)   during the Notice Period, Dakota shall have negotiated with JR in good faith (to the extent JR wishes to negotiate) to make such adjustments to the terms and conditions of this Agreement such that, if a Superior Proposal has been made, such Superior Proposal no longer constitutes a Superior Proposal or, in connection with an Adverse Recommendation Change, failure to make an Adverse Recommendation Change would no longer reasonably be expected to be inconsistent with the fiduciary duties of the Board of Directors of Dakota; and
(iv)   the Board of Directors of Dakota shall have determined, after the close of business on the last day of the Notice Period, in good faith (after consultation with a financial advisor of nationally recognized reputation and outside legal counsel and after giving effect to any adjustments proposed by JR in writing during the Notice Period) that failure to so terminate this Agreement in accordance with Section 8.1(c)(ii) or make an Adverse Recommendation Change, as applicable, would reasonably be expected to be inconsistent with the fiduciary duties of the Board of Directors of Dakota under applicable Law; provided, that in the event of any material change to the material terms of such Superior Proposal, Dakota shall, in each case, have delivered to JR an additional notice consistent with that described in Section 6.2(d)(ii) above and the Notice Period shall have recommenced (in which case such Notice Period shall be for two (2) Business Days instead of five (5) Business Days).
(e)   Nothing contained in this Agreement shall prohibit Dakota or the Board of Directors of Dakota from (i) issuing a “stop, look and listen” communication pursuant to Rule 14d-9(f) under the Exchange Act or taking and disclosing a position contemplated by Rule 14e-2(a), 14d-9 or Item 1012(a) of Regulation M-A under the Exchange Act, or (ii) making any disclosure to the stockholders of Dakota if, in the good faith judgment of the Board of Directors of Dakota (after consultation with outside counsel), failure to so disclose would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law. Any disclosure referred to in clauses (i) and (ii) shall not be deemed to be an Adverse Recommendation Change so long as (A) any such disclosure includes the Dakota Board Recommendation without any modification or qualification thereof or continues the prior recommendation of the Board of Directors of Dakota and (B) does not contain an express Adverse Recommendation Change.
(f)   Notwithstanding anything to the contrary set forth in this Agreement, upon the occurrence of any Intervening Event, the Board of Directors of Dakota may, at any time prior to the time the Dakota Stockholder Approval is obtained, make an Adverse Recommendation Change if (i) Dakota shall have (A) provided JR five (5) Business Days’ prior written notice, which shall (I) set forth in reasonable detail information describing the Intervening Event and (II) state expressly that the Board of Directors of Dakota has determined to make an Adverse Recommendation Change and (B) prior to making such an Adverse Recommendation Change, engaged in good faith with JR (to the extent JR wishes to engage) during such five (5) Business Day period to consider any adjustments proposed by JR to the terms and conditions of this Agreement such that the failure of the Board of Directors of Dakota to make an Adverse Recommendation Change in response to the Intervening Event would no longer reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law and (ii) the Board of Directors of Dakota shall have determined in good faith, after consultation with its outside legal counsel, that in light of such Intervening Event and taking into account any revised terms proposed by JR, the failure to make an Adverse Recommendation Change would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law.
Section 6.3   Preparation of Documents; Dakota Stockholders’ Meeting.
(a)   As promptly as practicable after the date of this Agreement, (i) JR shall prepare, with assistance and input from Dakota, and JR shall file with the SEC a Registration Statement on Form S-4

(together with all amendments thereto, the “Form S-4”) (in which the Joint Disclosure Statement/Prospectus will be included) relating to the registration of the shares of JR Stock to be issued to stockholders of Dakota pursuant to the First Merger; and (ii) Dakota and JR shall jointly prepare and Dakota shall file with the SEC a joint proxy and consent solicitation/information statement/prospectus (as amended or supplemented from time to time, the “Joint Disclosure Statement/Prospectus”) to be sent to stockholders of Dakota relating to the special meeting of stockholders of Dakota (the “Dakota Stockholders Meeting”) to be held to obtain the Dakota Stockholder Approval, the advisory vote required by Rule 14a-21(c) under the Exchange Act in connection therewith, if requested by JR, a vote to approve an equity plan for JR and a vote to approve the adjournment of the Dakota Stockholders Meeting, if necessary or appropriate, to solicit additional proxies and votes if there are insufficient votes at the time of the Dakota Stockholders Meeting to obtain the Dakota Stockholder Approval (it being agreed that such special meeting may be a virtual special meeting). The Joint Disclosure Statement/Prospectus and Form S-4 shall comply as to form in all material respects with the applicable provisions of the Securities Act and the Exchange Act and the rules and regulations thereunder, the NRS (including the Dissenter’s Rights Statutes) and other applicable Law.
(b)   Each of JR and Dakota shall use its reasonable best efforts to have the Joint Disclosure Statement/Prospectus cleared by the SEC and the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing and keep the Form S-4 effective for so long as necessary to consummate the Mergers. Each of JR and Dakota shall, as promptly as practicable after the receipt thereof, provide the other party with copies of any written comments and advise the other party of any oral comments with respect to the Joint Disclosure Statement/Prospectus and the Form S-4 received by such party from the SEC or its staff, including any request from the SEC or its staff for amendments or supplements to the Joint Disclosure Statement/Prospectus and the Form S-4, and shall provide the other with copies of all correspondence between it and its Representatives, on the one hand, and the SEC and its staff, on the other hand. Notwithstanding the foregoing, prior to filing the Form S-4 (including any amendments and supplements thereto) or mailing the Joint Disclosure Statement/Prospectus or responding to any comments of the SEC with respect thereto, each of JR and Dakota (i) shall provide the other with a reasonable opportunity to review and comment on such document or response (including the proposed final version of such document or response) and (ii) shall give due consideration to including in such document or response any comments reasonably proposed by the other. Each of JR and Dakota shall advise the others, promptly after receipt of notice thereof, of the time of effectiveness of the Form S-4, the issuance of any stop order relating thereto or the suspension of the qualification of shares of JR Stock for offering or sale in any jurisdiction, and each of JR and Dakota shall use its reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated. The parties shall use reasonable best efforts to take any other action required to be taken under the Securities Act, the Exchange Act, the NRS and the listing rules of the NYSE American in connection with the filing and distribution of the Joint Disclosure Statement/Prospectus and the Form S-4, and the solicitation of proxies from stockholders of Dakota and the solicitation of consents from stockholders of JR.
(c)   Each of JR and Dakota shall use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, necessary, proper or advisable under applicable Laws and rules and policies of the NYSE American and the SEC to cause the listing of the JR Stock on the NYSE American to be approved no later than the First Merger Effective Time, subject to official notice of issuance. Each of JR and Dakota shall also use its reasonable best efforts to obtain all necessary state securities Law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement (provided, that in no event shall JR, Dakota, Merger Sub 1 or Merger Sub 2 be required to qualify to do business in any jurisdiction in which it is not now so qualified or file a general consent to service of process).
(d)   Each of JR and Dakota shall, upon request, furnish to the other all information concerning itself, its Subsidiaries, directors, officers and (to the extent reasonably available to the applicable party) equityholders and such other matters as may be reasonably necessary or advisable in connection with any statement, filing, notice or application made by or on behalf of JR, Dakota or any of their respective Subsidiaries to the NYSE American, or any Governmental Entity (including the Form S-4 and the Joint Disclosure Statement/Prospectus) in connection with the Mergers and the other transactions contemplated by this Agreement. In addition, as soon as reasonably practical after the date hereof, JR shall prepare and deliver to Dakota (i) the consolidated balance sheet of JR and the JR Subsidiary as at March 31, 2021, and the related audited consolidated statements of operations, cash flows and members’ equity of JR and the JR Subsidiary, together with all related notes and schedules thereto, accompanied by the reports thereon of JR’s independent auditors and (ii) unaudited pro forma financial statements for the Surviving Corporation including footnotes and management discussion and analysis sections, in the case of each of clauses (i) and (ii), that are compliant with applicable Laws for inclusion in the Joint Disclosure Statement/Prospectus and the Form S-4. As soon as reasonably practical after the date hereof, Dakota shall (i) prepare and deliver to JR interim financial statements of Dakota and its Subsidiaries (including footnotes) that are required by the Exchange Act or the Securities Act, as applicable, to be included in the Joint Disclosure Statement/Prospectus and the Form S-4 that have been reviewed by Dakota’s independent registered public accounting firm, (ii) provide to JR management’s discussion and analysis of interim and annual consolidated financial statements, (iii) cause Dakota’s independent registered public accounting firm to consent to the inclusion or incorporation by reference of the audit reports on the annual audited consolidated financial statements of Dakota included in the Form S-4, (iv) provide JR with information necessary to prepare selected financial data with respect to Dakota as required by Regulation S-K of the Securities Act, and (v) provide JR with information concerning Dakota necessary to enable JR and Dakota to prepare required pro forma financial statements and related footnotes, in each case, to the extent reasonably necessary to permit the parties to prepare the Form S-4.
(e)   If at any time any information relating to Dakota or JR, or any of their respective Affiliates, officers or directors, should be discovered by Dakota or JR that should be set forth in an amendment or supplement to the Joint Disclosure Statement/Prospectus or Form S-4 so that any of such documents would not contain any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall promptly be filed with the SEC and, to the extent required under applicable Law, disseminated to stockholder of Dakota or the stockholders of JR; provided, that the delivery of such notice and the filing of any such amendment or supplement shall not affect or be deemed to modify any representation or warranty made by any party hereunder or otherwise affect the remedies available hereunder to any party.
(f)   In consultation with JR, Dakota will set preliminary record dates for the Dakota Stockholders Meeting and commence broker searches pursuant to Section 14a-13 of the Exchange Act in connection therewith. As promptly as practicable after the effectiveness of the Form S-4, Dakota shall cause a copy of the Joint Disclosure Statement/Prospectus to be delivered to each stockholder of Dakota who was a stockholder of Dakota as of the record date for the Dakota Stockholders Meeting. Except as otherwise required pursuant to NRS 92A.120(10), as promptly as practicable after the effectiveness of the Form S-4, Dakota shall duly call, give notice of, convene and hold the Dakota Stockholders Meeting solely for the purpose of obtaining the Dakota Stockholder Approval, the advisory vote required by Rule 14a-21(c) under the Exchange Act in connection therewith, if requested by JR, a vote to approve an equity plan for JR and a vote to approve the adjournment of the Dakota Stockholders Meeting, if necessary or appropriate, to solicit additional proxies and votes if there are insufficient votes at the time of the Dakota Stockholders Meeting to obtain the Dakota Stockholder Approval. Except as otherwise required pursuant to NRS 92A.120(10) and subject to Section 6.2(c), Dakota shall use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, necessary, proper or advisable on its part to cause each of the Dakota Stockholder Approval, the advisory vote required by Rule 14a-21(c) under the Exchange Act in connection therewith and, if requested by JR, a vote to approve an equity plan for JR to be received at the Dakota Stockholders Meeting or any adjournment or postponement thereof. Except as otherwise required pursuant to NRS 92A.120(10) or unless this Agreement has been terminated pursuant to Section 7.1, Dakota’s obligation to call, give notice of, convene and hold the Dakota Stockholders Meeting in accordance with the foregoing sentence of this Section 6.3(f) shall apply notwithstanding the commencement, disclosure, announcement or submission of any Acquisition Proposal to Dakota, the Board of Directors of Dakota, its Representatives or the stockholders of Dakota, or any Adverse Recommendation Change, and Dakota

shall not submit to the vote of its stockholders any Acquisition Proposal other than this Agreement the Second Merger and the transactions contemplated hereby.
(g)   Dakota may postpone or adjourn the Dakota Stockholders Meeting (i) with the consent of JR, (ii) if, on a date for which the Dakota Stockholders Meeting is scheduled, Dakota has not received proxies representing a number of shares of the Dakota Stock sufficient to obtain the Dakota Stockholder Approval, solely for the purpose of soliciting additional proxies and votes in favor of the Dakota Stockholder Approval (which postponements or adjournments shall be for the minimum time, in the reasonable judgment of Dakota, as is necessary to obtain such additional proxies and votes required to obtain the Dakota Stockholder Approval), or (iii) if the failure to adjourn or postpone the Dakota Stockholders Meeting would, in the good faith opinion of the Board of Directors of Dakota, after consultation with outside counsel, reasonably be expected to be a violation of applicable Law, or be required for the distribution of any required supplement or amendment to the Joint Disclosure Statement/Prospectus which failure to supplement or amend would be inconsistent with its fiduciary duties under applicable Law, and then only for the minimum time that the Board of Directors of Dakota has determined in good faith after consultation with outside counsel is reasonably necessary to comply with applicable Law or give the stockholders of Dakota the required time to evaluate any applicable information or disclosure.
Section 6.4   Access to Information; Confidentiality.
(a)   Upon reasonable advance notice in writing, and except as may otherwise be required by applicable Law, JR shall, and shall cause the JR Subsidiary to, afford to Dakota and its Representatives reasonable access during normal business hours, during the period prior to the First Merger Effective Time or the termination of this Agreement in accordance with its terms, to such information, properties and personnel regarding JR and the JR Subsidiary as shall be reasonably requested by such parties.
(b)   Upon reasonable advance notice in writing, and except as may otherwise be required by applicable Law, Dakota shall, and shall cause each of its Subsidiaries to, afford to JR and its Representatives reasonable access during normal business hours, during the period prior to the First Merger Effective Time or the termination of this Agreement in accordance with its terms, to such information, properties and personnel regarding Dakota and its Subsidiaries as shall be reasonably requested by JR.
(c)   All such information shall be held as confidential by Dakota and JR and their Affiliates and Representatives.
Section 6.5   Reasonable Best Efforts.
(a)   Upon the terms and subject to the conditions set forth in this Agreement, each of the parties agrees to use reasonable best efforts to take, or cause to be taken, all actions that are necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Mergers and the other transactions contemplated by this Agreement, including using reasonable best efforts to accomplish the following: (i) obtain all required consents, approvals or waivers from, or participation in other discussions or negotiations with, third parties, including as required under any material Contract, (ii) obtain all necessary actions or nonactions, waivers, consents, approvals, orders and authorizations from Governmental Entities, make all necessary registrations, declarations and filings and make all commercially reasonable efforts to obtain an approval or waiver from, or to avoid any Action by, any Governmental Entity, and (iii) execute and deliver any additional instruments necessary to consummate the transactions contemplated hereby and fully to carry out the purposes of this Agreement; provided, that neither Dakota nor any of its Subsidiaries shall commit to the payment of any fee, penalty or other consideration or make any other concession, waiver or amendment under any Contract in connection with obtaining any consent without the prior written consent of JR. Subject to applicable Law relating to the exchange of information, Dakota and JR shall each have the right to review in advance, and to the extent practicable each shall consult with the other in connection with, all of the information relating to Dakota or JR, as the case may be, and any of their respective Subsidiaries, that appears in any filing made with, or written materials submitted to, any third party and/or any Governmental Entity in connection with the Merger and the other transactions contemplated by this

Agreement. In exercising the foregoing rights, each of Dakota and JR shall act reasonably and as promptly as practicable. Subject to applicable Law and the instructions of any Governmental Entity, Dakota and JR shall keep each other reasonably apprised of the status of matters relating to the completion of the transactions contemplated hereby, including promptly furnishing the other with copies of notices or other written communications received by Dakota or JR, as the case may be, or any of their respective Subsidiaries, from any Governmental Entity and/or third party with respect to such transactions, and, to the extent practicable under the circumstances, shall provide the other party and its counsel with the opportunity to participate in any meeting with any Governmental Entity in respect of any filing, investigation or other inquiry in connection with the transactions contemplated hereby.
(b)   Notwithstanding anything to the contrary in this Agreement, in connection with obtaining any approval or consent from any Person (other than any Governmental Entity) with respect to the Merger and the other transactions contemplated by this Agreement, neither Dakota nor JR nor any of their respective Representatives, shall be obligated to pay or commit to pay to such Person whose approval or consent is being solicited any cash or other consideration, make any accommodation or commitment or incur any liability or other obligation to such Person. Subject to the immediately foregoing sentence, the parties shall cooperate with respect to reasonable accommodations that may be requested or appropriate to obtain such consents.
Section 6.6   Takeover Laws.   JR, Dakota, Merger Sub 1 and Merger Sub 2 shall use their respective best efforts to (a) take no action to cause any “fair price,” “moratorium,” “control share acquisition” or similar antitakeover Law (collectively, “Takeover Laws”) to become applicable to this Agreement, the Mergers or any of the other transactions contemplated hereby and (b) if any Takeover Law is or becomes applicable to this Agreement, the Mergers or any of the other transactions contemplated hereby, take all action necessary to ensure that the Mergers and the other transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such Takeover Law with respect to this Agreement, the Mergers and the other transactions contemplated hereby.
Section 6.7   Notification of Certain Matters; Transaction Litigation.
(a)   JR and Dakota shall promptly notify each other of (a) any notice or other communication received by such party from any Governmental Entity in connection with the Merger or the other transactions contemplated hereby or from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated hereby, (b) any other notice or substantive communication from any Governmental Entity in connection with the transactions contemplated hereby, (c) any Action commenced or, to such party’s knowledge, threatened against, relating to or involving or otherwise affecting such party or any of its Subsidiaries which relate to the transactions contemplated hereby or (d) any change, condition or event (i) that renders or would reasonably be expected to render any representation or warranty of such party set forth in this Agreement (disregarding any materiality qualification contained therein) to be untrue or inaccurate such that the applicable closing conditions would not be satisfied if the Closing were to be held on the date such representation or warranty became untrue or inaccurate or (ii) that results or would reasonably be expected to result in any failure of such party to comply with or satisfy in any material respect any covenant, condition or agreement (including any condition set forth in Article VII) to be complied with or satisfied hereunder; provided, that no such notification shall affect any of the representations, warranties, covenants, rights or remedies, or the conditions to the obligations of, the parties hereunder.
(b)   JR and its Representatives shall give prompt (but no later than one Business Day) notice to Dakota, and Dakota and its Representatives shall give prompt (but no later than one Business Day) notice to JR, of any Action commenced or, to such party’s knowledge, threatened against, relating to or involving such party or any of their Subsidiaries, respectively, or any of their respective directors or officers that relates to this Agreement, the Mergers or the other transactions contemplated by this Agreement. Dakota and its Representatives shall give JR the opportunity to participate in (but not control) the defense and settlement of any Action against Dakota and/or its Representatives relating to this Agreement, the Mergers and the other transactions contemplated by this Agreement, and no such settlement shall be agreed to without JR’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed). JR and its Representatives shall give Dakota the opportunity to participate in (but not control) the defense and settlement of any Action against JR and/or its Representatives relating to this Agreement, the Mergers and the other transactions contemplated by this Agreement, and no such settlement shall be agreed to without Dakota’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed). JR and Dakota agree to cooperate with each other with respect to the defense and settlement of any Action relating to this Agreement, the Mergers and the other transactions contemplated by this Agreement.
Section 6.8   Indemnification, Exculpation and Insurance.
(a)   JR agrees that all rights to indemnification existing in favor of the current or former directors and officers of Dakota as provided in the articles of incorporation and bylaws of Dakota as in effect on the date of this Agreement, for acts or omissions occurring prior to the First Merger Effective Time, shall be assumed and performed by the Surviving Corporation and the Surviving LLC, respectively, and shall continue in full force and effect until the expiration of the applicable statute of limitations with respect to any claims against such directors or officers arising out of such acts or omissions, except as otherwise required by applicable Law.
(b)   Prior to the First Merger Effective Time, Dakota may, at such party’s option and expense, purchase (and pay in full the aggregate premium for) a “tail” directors’ and officers’ liability insurance policy with coverage and amounts containing terms and conditions that are substantially equivalent to and in any event not less favorable to the current and former officers and directors of Dakota, in the aggregate, with respect to claims arising out of or relating to events that occurred before or at the First Merger Effective Time and the Second Merger Effective Time (including in connection with the negotiation and execution of this Agreement and the transactions contemplated by this Agreement), than the current policies of directors’ and officers’ liability insurance maintained by Dakota, to the extent that such a policy can be obtained at a cost that does not exceed 300% of the last annual premium paid by Dakota for the current policies of directors’ and officers’ liability insurance maintained by Dakota as of the date of this Agreement provided, that if Dakota, is unable to so acquire such a “tail” policy then JR shall cause the Surviving LLC to maintain in effect for at least six years after the Effective Time the current policies of directors’ and officers’ liability insurance maintained by Dakota, as the case may be, or policies with coverage and amounts containing terms and conditions that are no less advantageous to the insured Persons with respect to claims arising out of or relating to events that occurred before or at the First Merger Effective Time or the Second Merger Effective Time, as the case may be (including in connection with the negotiation and execution of this Agreement and the transactions contemplated by this Agreement), so long as JR or the Surviving LLC, as applicable, are not required to pay an aggregate premium in excess of 300% of the last annual premium paid for such insurance before the date of this Agreement (such 300% amount being the “Maximum Premium”). If Dakota is unable to obtain the “tail” policy and JR or the Surviving LLC, as the case may be, is unable to obtain the insurance described in the prior sentence for an amount less than or equal to the applicable Maximum Premium, then JR shall cause the Surviving LLC to instead obtain as much comparable insurance as possible for an annual premium equal to the applicable Maximum Premium.
(c)   The provisions of this Section 6.8 shall survive consummation of the Mergers and are intended to be for the benefit of, and will be enforceable by, each indemnified party, his or her heirs and his or her legal representatives.
Section 6.9   Public Announcements.   Each of Dakota, on the one hand, and JR, on the other hand, shall consult with each other before issuing, and give each other a reasonable opportunity to review and comment upon, any press release or other public statements with respect to this Agreement, the Mergers and the other transactions contemplated hereby and shall not issue any such press release or make any public announcement without the prior written consent of the other, except as may be required by applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange or national securities quotation system. The initial press release of the parties announcing the execution of this Agreement shall be a joint press release of Dakota and JR in a form that is mutually agreed.
Section 6.10   Section 16 Matters.   Prior to the Effective Time, each of Dakota and JR shall take all such steps as may be necessary or appropriate to cause the transactions contemplated by this Agreement, including any dispositions of Dakota Stock or acquisitions of JR Stock resulting from the transactions contemplated by this Agreement by each individual who is or will become subject to such reporting requirements to be exempt under Rule 16b-3 promulgated under the Exchange Act.
Section 6.11   Certain Tax Matters.
(a)   Each of Dakota and JR shall provide customary representations (signed by an officer of Dakota or JR, as applicable) to Skadden, Arps, Slate, Meagher and Flom LLP, counsel to Dakota (“Dakota’s Counsel”), and Dorsey & Whitney LLP, counsel to JR (“JR’s Counsel”), dated as of the Closing Date (and, if requested, dated as of the date the Form S-4 shall have been declared effective by the SEC), reasonably requested by (i) Dakota’s Counsel in order to deliver the Tax Opinion and any tax opinions required in connection with the Form S-4 and (ii) JR’s Counsel in order to deliver any tax opinions required in connection with the Form S-4.
(b)   Each of Dakota and JR shall use its reasonable best efforts (i) to obtain from its respective counsel the Tax Opinion or any tax opinions required in connection with the Form S-4, as the case may be, (ii) to cause the Mergers, taken together, to qualify as a “reorganization” within the meaning of Section 368(a) of the Code with respect to which Dakota and JR will each be a “party to the reorganization” within the meaning of Section 368(b) of the Code and (iii) not to, and not permit or cause any of its respective Subsidiaries or Affiliates to, (A) take or cause to be taken any action reasonably likely to cause the Mergers, taken together, to fail to qualify as a “reorganization” under Section 368(a) of the Code or prevent delivery of the tax opinions described under Section 6.11(a) or (B) enter into any contract, agreement, commitment or arrangement to take or fail to take any such action described in the foregoing clause (A).
(c)   Each of Dakota and JR shall (and shall cause their respective Subsidiaries and Affiliates to) report the Mergers, taken together, as a single integrated transaction that qualifies as a reorganization under Section 368(a) of the Code and shall not take (or cause or permit any of their respective Subsidiaries or Affiliates to take) any inconsistent position on any Tax Return, in any audit or administrative or court proceeding related to Taxes, or otherwise with respect to Taxes, in each case, unless required pursuant to a “determination” within the meaning of Section 1313(a) of the Code. Notwithstanding any provision in this Agreement to the contrary, none of JR, Dakota or any of their respective Subsidiaries or Affiliates shall have any liability or obligation to any holder of Dakota Stock should the Mergers, taken together, fail to qualify as a “reorganization” within the meaning of Section 368(a) of the Code.
(d)   Dakota shall use its reasonable best efforts to cause shares of Dakota Stock to be treated as “regularly traded” as described under Treasury Regulations Section 1.897-9T(d) during the calendar quarter in which the Closing occurs.
Section 6.12   Closing Statement.   Dakota will cause to be prepared and delivered to JR, at least three (3) Business Days before the Closing Date, a statement (the “Closing Statement”), in a form reasonably acceptable to JR, dated and setting forth as of the Closing Date, the Dakota Equity Number and the components of the calculation thereof.
ARTICLE VII
CONDITIONS PRECEDENT
Section 7.1   Conditions to Each Party’s Obligation to Effect the Mergers.   The obligation of each party to effect the Mergers is subject to the satisfaction at or prior to the Effective Time of the following conditions:
(a)   Stockholder Approval.   Dakota shall have obtained the Dakota Stockholder Approval.
(b)   No Injunctions or Legal Restraints; Illegality. No temporary restraining order, preliminary or permanent injunction or other judgment, order or decree issued by any court of competent jurisdiction or other legal restraint or prohibition shall be in effect, and no Law shall have been enacted, entered, promulgated, enforced or deemed applicable by any Governmental Entity that, in any such case, prohibits or makes illegal the consummation of the First Merger or the Second Merger.

(c)   Registration Statement Effective.   The Form S-4 shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Form S-4 shall have been issued and remain in effect.
(d)   Dakota Stock Regularly Traded.   Shares of Dakota Stock are “regularly traded” as described under Treasury Regulations Section 1.897-9T(d) during the calendar quarter in which the Closing occurs.
Section 7.2   Conditions to the Obligations of Dakota.   The obligation of Dakota to effect the Mergers is also subject to the satisfaction, or waiver by Dakota, at or prior to the Effective Time of the following conditions:
(a)   Representations and Warranties.   (i) The representations and warranties of JR set forth in Section 4.3(a) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), except for de minimis inaccuracies; and (ii) the representations and warranties of JR set forth in Article IV of this Agreement (other than those set forth in Section 4.3(a)) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date).
(b)   Performance of Obligations of JR.   JR shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time.
(c)   No JR MAE. Since the date of this Agreement there shall not have been a JR Material Adverse Effect.
(d)   Officers’ Certificate.   Dakota shall have received a certificate signed by an executive officer of JR certifying as to the matters set forth in Section 7.2(a), Section 7.2(b) and Section 7.2(c).
(e)   Tax Opinion.   The Tax Opinion shall have been received by Dakota.
Section 7.3   Conditions to the Obligations of JR.   The obligation of JR to effect the Mergers is also subject to the satisfaction, or waiver by JR, at or prior to the Effective Time of the following conditions:
(a)   Representations and Warranties.   (i) The representations and warranties of Dakota set forth in Section 5.2(a) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), except for de minimis inaccuracies; and (ii) the representations and warranties of Dakota set forth in Article V of this Agreement (other than those set forth in Section 5.2(a)) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date).
(b)   Performance of Obligations of Dakota.   Dakota shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Effective Time.
(c)   No Dakota MAE.   Since the date of this Agreement there shall not have been a Dakota Material Adverse Effect.
(d)   Officers’ Certificate.   JR shall have received a certificate signed by an executive officer of Dakota certifying as to the matters set forth in Section 7.3(a), Section 7.3(b) and Section 7.3(c).
Section 7.4   Frustration of Closing Conditions.   No party may rely on the failure of any condition set forth in this Article VII to be satisfied if such failure was caused by such party’s breach of this Agreement.

ARTICLE VIII
TERMINATION, AMENDMENT AND WAIVER
Section 8.1   Termination.   This Agreement may be terminated and the Mergers may be abandoned at any time prior to the Effective Time, whether before or after the Dakota Stockholder Approval has been obtained:
(a)   by mutual written consent of Dakota and JR;
(b)   by either Dakota or JR:
(i)   if the Mergers shall not have been consummated on or before December 31, 2021 (the “Outside Date”); provided, that the right to terminate this Agreement pursuant to this Section 8.1(b)(i) shall not be available to any party whose failure to fulfill in any material respect any of its obligations under this Agreement has been the primary cause of, or the primary factor that resulted in, the failure of the Mergers to be consummated by the Outside Date;
(ii)   if any court of competent jurisdiction or other Governmental Entity shall have issued a judgment, order, injunction, rule or decree, or taken any other action restraining, enjoining or otherwise prohibiting any of the transactions contemplated by this Agreement and such judgment, order, injunction, rule, decree or other action shall have become final and nonappealable; provided, that the party seeking to terminate this Agreement pursuant to this Section 8.1(b)(ii) shall have complied with Section 6.5 with respect to such judgment, order, injunction, rule, decree, ruling or other action; or
(iii)   if the Dakota Stockholder Approval shall not have been obtained at the Dakota Stockholders Meeting duly convened therefor or at any adjournment or postponement thereof;
(c)   by Dakota,
(i)   if JR shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, or if any representation or warranty of JR shall have become untrue, which breach or failure to perform or to be true, either individually or in the aggregate, if occurring or continuing at the Effective Time (i) would result in the failure of any of the conditions set forth in Section 7.1 or Section 7.2 and (ii) cannot be or has not been cured by the earlier of (1) the Outside Date and (2) thirty (30) days after the giving of written notice to JR of such breach or failure; provided, that Dakota shall not have the right to terminate this Agreement pursuant to this Section 8.1(c)(i) if Dakota is then in material breach of any of its representations, warranties, covenants or agreements set forth in this Agreement such that the conditions set forth in Section 7.3(a) or Section 7.3(b) would not be satisfied; or
(ii)   if, prior to the Dakota Stockholder Approval, the Board of Directors of Dakota determines to enter into a definitive written agreement with respect to a Superior Proposal;
(d)   by JR:
(i)   if Dakota shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, or if any representation or warranty of Dakota shall have become untrue, which breach or failure to perform or to be true, either individually or in the aggregate, if occurring or continuing at the Effective Time (A) would result in the failure of any of the conditions set forth in Section 7.1 or Section 7.3 and (B) cannot be or has not been cured by the earlier of (1) the Outside Date and (2) thirty (30) days after the giving of written notice to Dakota of such breach or failure; provided, that JR shall not have the right to terminate this Agreement pursuant to this Section 8.1(d)(i) if JR is then in material breach of any of its representations, warranties, covenants or agreements set forth in this Agreement such that the conditions set forth in Section 7.2(a) or Section 6.2(b) would not be satisfied; or
(ii)   if the Board of Directors of Dakota shall have effected an Adverse Recommendation Change.

The party desiring to terminate this Agreement pursuant to this Section 8.1 (other than pursuant to Section 8.1(a)) shall give written notice of such termination to the other party.
Section 8.2   Effect of Termination.   In the event of termination of this Agreement, this Agreement shall immediately become void and have no effect, without any liability or obligation on the part of Dakota, JR, Merger Sub 1 or Merger Sub 2; provided, that:
(a)   Section 6.9 (Announcements), this Section 7.2, Section 7.3 (Fees and Expenses), Section 8.4 (Amendment or Supplement), Section 8.5 (Extension of Time; Waiver) and Article IX shall survive the termination hereof;
(b)   Dakota and JR may have liability as provided in Section 7.3; and
(c)   no such termination shall relieve any party from any liability or damages resulting from a willful and material breach of any of its representations, warranties, covenants or agreements set forth in this Agreement or fraud, in which case the non-breaching party shall be entitled to all rights and remedies available at Law or in equity.
Section 8.3   Fees and Expenses.   All fees and expenses incurred in connection with this Agreement, the Mergers and the other transactions contemplated hereby shall be paid by the party incurring such fees or expenses, whether or not the Mergers are consummated.
Section 8.4   Amendment or Supplement.   Subject to the limitations set forth in NRS 92A.120(9), this Agreement may be amended, modified or supplemented by the parties by action taken or authorized by the Board of Directors of Dakota and the Board of Directors of JR at any time prior to the First Merger Effective Time; provided, that after the Dakota Stockholder Approval has been obtained, no amendment shall be made that pursuant to applicable Law requires further approval or adoption by the stockholders of Dakota without such further approval or adoption. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each of the parties in interest at the time of the amendment. The Parties agree that upon execution and delivery of this Agreement, all provisions of the Original Agreement are hereby waived, released and superseded in their entirety and shall have no further force or effect
Section 8.5   Extension of Time; Waiver.   At any time prior to the First Merger Effective Time, the parties may, by action taken or authorized by the Board of Directors of Dakota and the Board of Directors of JR, to the extent permitted by applicable Law, (a) extend the time for the performance of any of the obligations or acts of the other parties, (b) waive any inaccuracies in the representations and warranties of the other parties set forth in this Agreement or any document delivered pursuant hereto or (c) subject to applicable Law, waive compliance with any of the agreements or conditions of the other parties contained herein; provided, that after Dakota Stockholder Approval has been obtained, no waiver may be made that pursuant to applicable Law requires further approval or adoption by the stockholders of Dakota without such further approval or adoption. Any agreement on the part of a party to any such waiver shall be valid only if set forth in a written instrument executed and delivered by a duly authorized officer on behalf of such party. No failure or delay of any party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the parties hereunder are cumulative and are not exclusive of any rights or remedies which they would otherwise have hereunder.
ARTICLE IX
GENERAL PROVISIONS
Section 9.1   Nonsurvival of Representations and Warranties.   None of the representations, warranties, covenants, obligations or agreements in this Agreement or in any certificate or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants, obligations or agreements shall survive the Effective Time, other than those covenants or agreements of the parties which by their terms apply, or are to be performed in whole or in part, after the Effective Time.
Section 9.2   Notices.   All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or if by e-mail transmitted prior to 5:00 pm ET, upon non-automatic written confirmation of receipt by e-mail or otherwise (and, if transmitted after 5:00 pm ET, on the following Business Day), (b) on the first Business Day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier or (c) on the earlier of confirmed receipt or the fifth (5th) Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:
If to Dakota, Merger Sub 1 or Merger Sub 2, to: Dakota Territory Resource Corp. 106 Glendale Dr., Suite A Lead, S.D. 57754 E-mail: JAberle@gold-sd.com Attention: Gerald Aberle	With a copy (which shall not constitute notice) to: Skadden, Arps, Slate, Meagher & Flom LLP One Manhattan West New York, New York E-mail: michael.hong@skadden.com Attention: Michael Hong
If if to JR, Merger Sub 1, Merger Sub 2, the Surviving Corporation or the Surviving LLC, to:

JR Resources Corp.
1588-609 Granville Street
Vancouver, BC, V7Y 1H4
E-mailJAwde@gold-sd.com
Attention: Jonathan Awde	With a copy (which shall not constitute notice) to:

Dorsey & Whitney LLP
TD Canada Trust Tower
Brookfield Place, 161 Bay Street, Suite 4310 Toronto,
ON M5J 2S1 Canada
E-mail: raymer.richard@dorsey.com
Attention: Richard Raymer
Section 9.3   Interpretation.   When a reference is made in this Agreement to a Section, Article, Exhibit or Schedule such reference shall be to a Section, Article, Exhibit or Schedule of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement or in any Exhibit or Schedule are for convenience of reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein shall have the meaning as defined in this Agreement. Where a word is defined herein, references to the singular shall include references to the plural and vice versa. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth herein. The word “including” and words of similar import when used in this Agreement will mean “including, without limitation,” unless otherwise specified. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to the Agreement as a whole and not to any particular provision in this Agreement. The term “or” is not exclusive. The word “will” shall be construed to have the same meaning and effect as the word “shall.” References to days mean calendar days unless otherwise specified. A reference to any party to this Agreement or any other agreement or document shall include such party’s successors and permitted assigns. The phrase “to the extent” shall mean the degree to which a subject or other matter extends, and such phrase shall not simply mean “if.” When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded and if the last day of such period is not a Business Day, the period shall end on the next succeeding Business Day. Each reference to any contract shall be to such contract as amended, supplemented, waived or otherwise modified from time to time. Each reference to a Law, statute, regulation or other government rule is to it as amended from time to time and, as applicable, is to corresponding provisions of successor Laws, statutes, regulations or other government rules. No summary of this Agreement prepared by a party, in a document filed with or furnished to the SEC or otherwise, shall affect the meaning or interpretation of this Agreement.
Section 9.4   Entire Agreement.   This Agreement (including the Exhibits hereto) and the other agreements and instruments referenced herein constitute the entire agreement, and supersede all prior written agreements, arrangements, communications and understandings and all prior and contemporaneous oral agreements, arrangements, communications and understandings among the parties with respect to the subject matter hereof and thereof, provided that, the parties agree and acknowledge that the obligations of Dakota and JR pursuant to the Purchase Agreement shall remain in full force and effect until terminated in accordance with the terms thereunder.
Section 9.5   No Third Party Beneficiaries.
(a)   Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the parties and their respective successors and permitted assigns any legal or equitable right, benefit or remedy of any nature under or by reason of this Agreement, except as provided in Section 6.8.
(b)   The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties hereto. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance with Section 8.5 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, Persons other than the parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.
Section 9.6   Governing Law.   This Agreement and all disputes or controversies arising out of or relating to this Agreement or the transactions contemplated hereby shall be governed by, and construed in accordance with, the internal laws of the State of Nevada, without regard to the laws of any other jurisdiction that might be applied because of the conflicts of laws principles of the State of Nevada.
Section 9.7   Submission to Jurisdiction.   Each of the parties irrevocably agrees that any legal action or proceeding arising out of or relating to this Agreement brought by any party or its Affiliates against any other party or its Affiliates shall be brought and determined in the state courts in the city of Deadwood, County of Lawrence, South Dakota, and in federal courts in the city of Rapid City, County of Pennington, South Dakota. Each of the parties hereby irrevocably submits to the jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally, with regard to any such action or proceeding arising out of or relating to this Agreement and the transactions contemplated hereby. Each of the parties agrees not to commence any action, suit or proceeding relating thereto except in the courts described above, other than actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court as described herein. Each of the parties further agrees that notice as provided herein shall constitute sufficient service of process and the parties further waive any argument that such service is insufficient. Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby, (a) any claim that it is not personally subject to the jurisdiction of the courts as described herein for any reason, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) that (i) the suit, action or proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.
Section 9.8   Assignment; Successors.   Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of Law or otherwise, by any party without the prior written consent of the other parties, and any such assignment without such prior written consent shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.
Section 9.9   Specific Performance.   The parties agree that irreparable damage would occur in the event that the parties hereto do not perform the provisions of this Agreement in accordance with its terms or otherwise breach such provisions. Accordingly, prior to any termination of this Agreement pursuant to Section 7.1, the parties acknowledge and agree that each party shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in the state courts in the city of Deadwood, County of Lawrence, South Dakota, and in federal courts in the city of Rapid City, County of Pennington, South Dakota, this being in addition to any other remedy to which such party is entitled at Law or in equity. Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at Law would be adequate and (b) any requirement under any Law to post security as a prerequisite to obtaining equitable relief.
Section 9.10   Currency.   All references to “$” in this Agreement refer to United States dollars, which is the currency used for all purposes in this Agreement.
Section 9.11   Severability.   Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.
Section 9.12   Waiver of Jury Trial.   EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.
Section 9.13   Counterparts.   This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party.
Section 9.14   Facsimile or .pdf Signature.   This Agreement may be executed by facsimile or .pdf signature and a facsimile or .pdf signature shall constitute an original for all purposes.
Section 9.15   No Presumption Against Drafting Party.   Each of Dakota, Merger Sub 1, Merger Sub 2 and JR acknowledges that each party to this Agreement has been represented by counsel in connection with this Agreement and the transactions contemplated by this Agreement. Accordingly, any rule of Law or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the drafting party has no application and is expressly waived.
Section 9.16   Non-Recourse.   Except to the extent otherwise set forth in any document, certificate or instrument delivered in connection with this Agreement or the transactions contemplated hereunder (such document, certificate or instrument, an “Ancillary Agreement”), all claims, obligations, liabilities, or causes of action (whether in contract or in tort, in Law or in equity, or granted by statute) that may be based upon, in respect of, arise under, out or by reason of, be connected with, or relate in any manner to (a) this Agreement or any Ancillary Agreement, (b) the negotiation, execution or performance of this Agreement or any Ancillary Agreement (including any representation or warranty made in, in connection with, or as an inducement to this Agreement or any Ancillary Agreement), (c) any breach or violation of this Agreement or any Ancillary Agreement and (d) the failure of the transactions contemplated hereunder to be consummated, in each case, may be made by the parties hereto only against (and such representations and warranties are those solely of) the Persons that are expressly identified as parties hereto or thereto, as applicable (the “Contracting Parties”). No Person who is not a Contracting Party, including any current, former or future director, officer, employee, incorporator, member, partner, manager, stockholder, Affiliate, or assignee of any Contracting Party, or any current, former or future director, officer, employee, incorporator, member, partner, manager, stockholder, Affiliate, or assignee of any of the foregoing (collectively, the “Nonparty Affiliates”), shall have any Liability (whether in contract or in tort, in Law or in equity, or granted by statute) for any claims, causes of action, obligations, or liabilities arising under, out of, in connection with, or related in any manner to the items in the immediately preceding clauses (a) through (d), and, to the maximum extent permitted by Law, each Contracting Party hereby waives and releases all such liabilities, claims, causes of action, and obligations against any such Nonparty Affiliates of another Contracting Party. Without limiting the foregoing, to the maximum extent permitted by Law (other than as set forth in any applicable Ancillary Agreement), (i) each Contracting Party hereby waives and releases any and all rights, claims, demands, or causes of action that may otherwise be available at Law or in equity, or granted by statute, to avoid or disregard the entity form of a Contracting Party or otherwise impose liability of a Contracting Party on any other Contracting Party’s Nonparty Affiliate in respect of this Agreement or any Ancillary Agreement, whether granted by statute or based on theories of equity, agency, control, instrumentality, alter ego, domination, sham, single business enterprise, piercing the veil, unfairness, undercapitalization, or otherwise; and (ii) each Contracting Party disclaims any reliance upon any other Contracting Party’s Nonparty Affiliates with respect to the performance of this Agreement or any Ancillary Agreement or any representation or warranty made in, in connection with, or as an inducement to this Agreement or any Ancillary Agreement.
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IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.
DAKOTA TERRITORY RESOURCE CORP.
By:
“Jonathan Awde”

Jonathan Awde
Chief Executive Officer
DGC MERGER SUB I CORP.
By:
“Jonathan Awde”

Jonathan Awde
Authorized Signatory
DGC MERGER SUB II LLC
By:
“Jonathan Awde”

Jonathan Awde
Authorized Signatory
JR RESOURCES CORP.
By:
“Jonathan Awde”

Jonathan Awde
Chief Executive Officer
[Signature Page to Amended and Restated Agreement and Plan of Merger]

ANNEX B
FORM OF SUPPORT AGREEMENT

SUPPORT AGREEMENT
This Support Agreement (this “Agreement”) is dated as of [      ], 2021, by and among JR Resources Corp., a Nevada corporation (“JR”), [           ] (the “Company Stockholder”), and Dakota Territory Resource Corp., a Nevada corporation (the “Company”). Capitalized terms used but not defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement (as defined below).
RECITALS
WHEREAS, as of the date hereof, the Company Stockholder is the holder of record and “beneficial owner” (within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) of such number of shares of the Company’s common stock (the “Common Stock”) as set forth on Schedule I attached hereto (all such shares of Common Stock, together with any shares of Common Stock of which ownership of record or the power to vote (including, without limitation, by proxy or power of attorney) is hereafter acquired (including by way of tender offer) by the Company Stockholder during the period from the date hereof through the Expiration Time are referred to herein as the “Subject Shares”);
WHEREAS, on May 13, 2021, JR, the Company, Dakota Holdco Corp., Dakota Merger Sub 1 Inc. and Dakota Merger Sub 2 Inc. (collectively, the “Transaction Parties”) entered into an Agreement and Plan of Merger attached as Exhibit A hereto (as amended or modified from time to time, the “Merger Agreement”) pursuant to which, among other transactions, the Company and JR will become wholly owned subsidiaries of Dakota Holdco Corp. (the “Merger” and, together with the other transactions contemplated by the Merger Agreement, the “Transactions”); and
WHEREAS, as an inducement to JR and the Company to consummate the Transactions, the parties hereto desire to agree to certain matters as set forth herein.
AGREEMENT
NOW, THEREFORE, in consideration of the foregoing and the mutual agreements contained herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:
ARTICLE I
STOCKHOLDER SUPPORT AGREEMENT; COVENANTS
Section 1.1   Merger Agreement.   The Company Stockholder hereby acknowledges that it has read the Merger Agreement and this Agreement and has had the opportunity to consult with its tax and legal advisors.
Section 1.2   No Transfer.   During the period commencing on the date hereof and ending on the earliest to occur of (a) the Effective Time (as such term is defined in the Merger Agreement), (b) such date and time as the Merger Agreement shall be terminated in accordance with Section 8.1 thereof, (c) such date and time that the Merger Agreement (including any exhibits, schedules or agreements referred to therein) shall be amended, modified or supplemented in any material respect without the prior written consent of the Company Stockholder and (d) such date and time that a material provision in the Merger Agreement shall be waived by the Company without the prior written consent of the Company Stockholder (the earliest of clauses (a), (b), (c) and (d), the “Expiration Time”), the Company Stockholder shall not (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, file (or participate in the filing of) a registration statement with the SEC (other than the Form S-4) or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, with respect to any Subject Shares, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any Subject Shares (clauses (i) and (ii) collectively, a “Transfer”) or (iii) publicly announce any intention to effect any transaction specified in clause (i) or (ii); provided, however, that the foregoing shall not prohibit Transfers between the Company Stockholder and any of its affiliates (and any of the Company Stockholder’s and its affiliates’ respective executive officers and directors), so long as, prior to and as a condition to the effectiveness of any such Transfer, such affiliate or person executes and delivers to JR and the Company a joinder to this Agreement in a form reasonably acceptable to such affiliate or person and JR and the Company.
Section 1.3   New Shares.   In the event that, during the period commencing on the date hereof and ending at the Expiration Time, (a) any Subject Shares are issued to the Company Stockholder after the date of this Agreement pursuant to any stock dividend, stock split, recapitalization, reclassification, combination or exchange of Subject Shares or otherwise, (b) the Company Stockholder purchases or otherwise acquires (including by way of tender offer) beneficial ownership of any Subject Shares or (c) the Company Stockholder acquires (including by way of tender offer) the right to vote or share in the voting of any Subject Shares (collectively, the “New Securities”), then such New Securities acquired (including by way of tender offer) or purchased by the Company Stockholder shall be subject to the terms of this Agreement to the same extent as if they constituted the Subject Shares owned by the Company Stockholder as of the date hereof.
Section 1.4   Stockholder Meeting.   Hereafter until the Expiration Time, the Company Stockholder hereby unconditionally and irrevocably agrees that, at any meeting of the Stockholders of the Company (or any adjournment or postponement thereof), the Company Stockholder shall appear at the meeting, in person or by proxy, or otherwise cause its Subject Shares (to the extent such Subject Shares have voting rights and are entitled to vote on or provide consent with respect to such matter) to be counted as present thereat for purposes of establishing a quorum, and the Company Stockholder shall vote or provide consent (or cause to be voted or consented), in person or by proxy, all of its Subject Shares (to the extent such Subject Shares have voting rights and are entitled to vote on or provide consent with respect to such matter): (a) to approve and adopt the Merger Agreement and the Transactions; and (b) against and withhold consent with respect to any merger, purchase of all or substantially all of the Company’s assets or other similar business combination transaction (other than the Merger Agreement and the Transactions). The Company Stockholder hereby agrees that it shall not commit in writing or agree in writing to take any action inconsistent with the foregoing.
Upon the failure of the Company Stockholder to timely provide its vote of its Subject Shares where required by, and in accordance with, this Section 1.4 pursuant to any applicable meeting of the stockholders of the Company, the Company Stockholder shall be deemed to have irrevocably granted to, and appointed, the Company, and any designee thereof, and each of them individually, as the Company Stockholder’s proxy and attorney-in-fact (with full power of substitution), for and in the Company Stockholder’s name, place and stead, to attend any meeting of the stockholders of the Company concerning any of the matters specified in this Section 1.4, to include the Subject Shares in any computation for purposes of establishing a quorum at any such meeting of the stockholders of the Company and to provide consent or vote the Company Stockholder’s Subject Shares (to the extent such Subject Shares have voting rights and are entitled to vote on or provide consent with respect to such matter) at any meeting of the stockholders of the Company called with respect to any of the matters specified in, and in accordance and consistent with, this Section 1.4. The Company Stockholder hereby affirms that the irrevocable proxy is coupled with an interest and may under no circumstances be revoked and that such irrevocable proxy is executed and intended to be irrevocable. Notwithstanding any other provision of this Agreement, the irrevocable proxy granted hereunder shall automatically terminate upon the termination of this Agreement.
Section 1.5   No Challenges.   The Company Stockholder agrees not to voluntarily commence, join in, facilitate, assist or encourage, and agrees to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against any of the Transaction Parties or any of their respective successors or directors (a) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement or (b) alleging a breach of any fiduciary duty of any person directly and exclusively in connection with the evaluation, negotiation or entry into the Merger Agreement. Notwithstanding the foregoing, nothing herein shall be deemed to prohibit the Company Stockholder from enforcing the Company Stockholder’s rights under this Agreement.
Section 1.6   Further Assurances.   The Company Stockholder shall use commercially reasonable efforts to take, or cause to be taken, all actions and do, or cause to be done, all things reasonably necessary (including under applicable Laws) to effect the actions required to consummate the Mergers and the other transactions contemplated by this Agreement and the Merger Agreement (including the Transactions), in each case, on the terms and subject to the conditions set forth therein and herein, as applicable.

Section 1.7   No Inconsistent Agreement.   The Company Stockholder hereby represents and covenants that the Company Stockholder has not entered into, and shall not enter into, any agreement that would restrict, limit or interfere with the performance of the Company Stockholder’s obligations hereunder.
Section 1.8   Consent to Disclosure.   The Company Stockholder hereby consents to the publication and disclosure in the Form S-4 and any related prospectus (and, as and to the extent otherwise required by applicable securities Laws or the SEC or any other securities authorities, any other documents or communications provided by JR or the Company to any Governmental Entity or to securityholders of JR or the Company) of the Company Stockholder’s identity and beneficial ownership of Subject Shares and the nature of the Company Stockholder’s commitments, arrangements and understandings under and relating to this Agreement and, if deemed appropriate by JR or the Company, a copy of this Agreement; provided that, to the extent not prohibited by Law, the Company Stockholder and its counsel shall be given a reasonable opportunity to review and comment on any such documents.
Section 1.9   No Agreement as Director or Officer.   Notwithstanding anything to the contrary herein, the Company Stockholder is entering into this Agreement solely in the Company Stockholder’s capacity as record or beneficial owner of Subject Shares and nothing herein is intended to or shall limit or affect any actions taken by any employee, officer, director (or person performing similar functions), partner or other Affiliate (including, for this purpose, any appointee or representative of the Company Stockholder to the board of directors of the Company) of the Company Stockholder, solely in his or her capacity as a director or officer of the Company (or a Subsidiary of the Company) or other fiduciary capacity for the Company Stockholder.
ARTICLE II
REPRESENTATIONS AND WARRANTIES
Section 2.1   Representations and Warranties of the Company Stockholder.   The Company Stockholder represents and warrants as of the date hereof to JR and the Company as follows:
(a)   Ownership.   The Company Stockholder is the record and beneficial owner of, and has good title to, all of the Company Stockholder’s Subject Shares, and there exist no Liens or any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such Subject Shares (other than transfer restrictions under securities laws)) affecting any such Subject Shares, other than Liens that would not, individually or in the aggregate, reasonably be expected to prevent, delay or impair the ability of the Company Stockholder to perform its obligations under this Agreement or the consummation of the Transactions. The Company Stockholder’s Subject Shares are the only equity securities in the Company owned of record or beneficially by the Company Stockholder on the date of this Agreement, and none of the Company Stockholder’s Subject Shares are subject to any proxy, voting trust or other agreement or arrangement with respect to the voting of such Subject Shares.
(b)   No Conflicts.   The execution and delivery of this Agreement by the Company Stockholder does not, and the performance by the Company Stockholder of its obligations hereunder will not, (i) if the Company Stockholder is an entity, conflict with or result in a violation of the organizational documents of the Company Stockholder, or (ii) require any consent or approval that has not been given or other action that has not been taken by any Person, in each case, to the extent any such conflict or violation or lack of any such consent, approval or other action would prevent, enjoin or materially delay the performance by the Company Stockholder of its obligations under this Agreement.
(c)   Litigation.   There are no actions pending against the Company Stockholder, or to the knowledge of the Company Stockholder threatened against the Company Stockholder, before (or, in the case of threatened actions, that would be before) any arbitrator or any Governmental Entity, which in any manner challenges or seeks to prevent, enjoin or materially delay the performance by the Company Stockholder of its obligations under this Agreement.
(d)   Adequate Information.   The Company Stockholder is a sophisticated stockholder and has adequate information concerning the business and financial condition of JR and the Company to make an informed decision regarding this Agreement and the Transactions and has independently and without reliance upon JR or the Company and based on such information as the Company Stockholder has deemed appropriate, made its own analysis and decision to enter into this Agreement. The Company Stockholder acknowledges that JR and the Company are related parties and have not made and do not make any representation or warranty, whether express or implied, of any kind or character regarding the subject matter hereof except as expressly set forth in this Agreement. The Company Stockholder acknowledges that the agreements contained herein with respect to the Subject Shares held by the Company Stockholder are irrevocable.
(e)   Brokerage Fees.   No broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by the Merger Agreement based upon arrangements made by the Company Stockholder, for which the Company or any of its Affiliates may become liable.
Section 2.2   Representations and Warranties of JR and the Company.   Each of JR and the Company represents and warrants as of the date hereof to the Company Stockholder (solely with respect to itself and not with respect to the other) as follows:
(a)   Organization; Due Authorization.   It is duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is incorporated, and the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby are within its corporate powers and have been duly authorized by all necessary corporate actions on its part. This Agreement has been duly executed and delivered by it and, assuming due authorization, execution and delivery by the other parties to this Agreement, this Agreement constitutes its legally valid and binding obligation, enforceable against it in accordance with the terms hereof (except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies).
(b)   No Conflicts.   The execution and delivery of this Agreement by it does not, and the performance by it of its obligations hereunder will not, (i) conflict with or result in a violation of its organizational documents or (ii) require any consent or approval that has not been given or other action that has not been taken by any Person (including under any of its binding Contracts), in each case, to the extent any such conflict or violation or lack of any such consent, approval or other action would prevent, enjoin or materially delay its performance of its obligations under this Agreement.
ARTICLE III
MISCELLANEOUS
Section 3.1   Termination.   This Agreement and all of its provisions shall terminate and be of no further force or effect upon the earlier of (a) the Expiration Time and (b) the written agreement of JR, the Company and the Company Stockholder. Upon such termination of this Agreement, all obligations of the parties under this Agreement will terminate, without any liability or other obligation on the part of any party hereto to any Person in respect hereof or the transactions contemplated hereby, and no party hereto shall have any claim against another (and no person shall have any rights against such party), whether under contract, tort or otherwise, with respect to the subject matter hereof; provided, however, that the termination of this Agreement shall not relieve any party hereto from liability arising in respect of any breach of this Agreement prior to such termination. This ARTICLE III shall survive the termination of this Agreement.
Section 3.2   Governing Law.   This Agreement, and all claims or causes of action (whether in contract or tort) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance of this Agreement (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement) will be governed by and construed in accordance with the internal Laws of the State of Nevada applicable to agreements executed and performed entirely within such State.
Section 3.3   CONSENT TO JURISDICTION AND SERVICE OF PROCESS; WAIVER OF JURY TRIAL.
(a)   THE PARTIES TO THIS AGREEMENT SUBMIT TO THE EXCLUSIVE JURISDICTION ANY STATE OR FEDERAL COURT LOCATED IN THE STATE OF NEVADA (AND ANY APPROPRIATE APPELLATE COURT THEREFROM) (THE “NEVADA COURTS”)

IN RESPECT OF THE INTERPRETATION AND ENFORCEMENT OF THE PROVISIONS OF THIS AGREEMENT AND ANY RELATED AGREEMENT, CERTIFICATE OR OTHER DOCUMENT DELIVERED IN CONNECTION HEREWITH AND BY THIS AGREEMENT WAIVE, AND AGREE NOT TO ASSERT, ANY DEFENSE IN ANY ACTION FOR THE INTERPRETATION OR ENFORCEMENT OF THIS AGREEMENT AND ANY RELATED AGREEMENT, CERTIFICATE OR OTHER DOCUMENT DELIVERED IN CONNECTION HEREWITH, THAT THEY ARE NOT SUBJECT THERETO OR THAT SUCH ACTION MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN THE APPLICABLE NEVADA COURT OR THAT THIS AGREEMENT MAY NOT BE ENFORCED IN OR BY THE APPLICABLE NEVADA COURT OR THAT THEIR PROPERTY IS EXEMPT OR IMMUNE FROM EXECUTION, THAT THE ACTION IS BROUGHT IN AN INCONVENIENT FORUM, OR THAT THE VENUE OF THE ACTION IS IMPROPER. SERVICE OF PROCESS WITH RESPECT THERETO MAY BE MADE UPON ANY PARTY TO THIS AGREEMENT BY MAILING A COPY THEREOF BY REGISTERED OR CERTIFIED MAIL, POSTAGE PREPAID, TO SUCH PARTY AT ITS ADDRESS AS PROVIDED IN SECTION 3.8.
(b)   WAIVER OF TRIAL BY JURY.   EACH PARTY HERETO HEREBY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 3.3.
Section 3.4   Assignment.   This Agreement and all of the provisions hereof will be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors and permitted assigns. Neither this Agreement nor any of the rights, interests or obligations hereunder will be assigned (including by operation of law) without the prior written consent of the parties hereto.
Section 3.5   Specific Performance.   The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which such party is entitled at law or in equity. Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any Law to post security or a bond as a prerequisite to obtaining equitable relief.
Section 3.6   Amendment; Waiver.   This Agreement may not be amended, changed, supplemented, waived or otherwise modified or terminated, except upon the execution and delivery of a written agreement executed by JR, the Company and the Company Stockholder.
Section 3.7   Severability.   If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement will remain in full force and effect. Any provision of this Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.
Section 3.8   Notices.   All notices and other communications among the parties hereto shall be in writing and shall be deemed to have been duly given (a) when delivered in person, (b) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (c) when delivered by FedEx or other nationally recognized overnight delivery service or (d) when e-mailed during normal business hours (and otherwise as of the immediately following Business Day), addressed as follows:
If to JR:
JR Resources Corp.
1588-609 Granville Street
Vancouver, BC V7Y 1H4
E-mail: DCherniak@gold-sd.com
Attention: Daniel Cherniak
If to the Company:
Dakota Territory Resource Corp.
106 Glendale Dr., Suite A, Lead
S.D. 57754
E-mail: JAwde@gold-sd.com
Attention: Jonathan Awde
with a copy to (which shall not constitute notice):
Skadden, Arps, Slate, Meagher & Flom LLP
One Manhattan West
New York, New York 10001
Attention: Michael J. Hong
Email: Michael.hong@skadden.com
If to the Company Stockholder:
[         ]
with a copy to (which will not constitute notice):
[        ]
Section 3.9   Counterparts.   This Agreement may be executed in two or more counterparts (any of which may be delivered by electronic transmission), each of which shall constitute an original, and all of which taken together shall constitute one and the same instrument.
Section 3.10   Entire Agreement.   This Agreement and the agreements referenced herein constitute the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and supersede all prior understandings, agreements or representations by or among the parties hereto to the extent they relate in any way to the subject matter hereof. This Agreement is not intended to confer upon any Person other than the parties hereto any rights or remedies hereunder.
[THE REMAINDER OF THIS PAGE IS INTENTIONALLY BLANK]

IN WITNESS WHEREOF, the Company Stockholder, JR, and the Company have each caused this Stockholder Support Agreement to be duly executed as of the date first written above.
COMPANY STOCKHOLDER:
[      ]
By:

Name:
Title:
[Signature Page to Support Agreement]

JR:
JR RESOURCES CORP.
By:

Name:
Title:
[Signature Page to Support Agreement]

COMPANY:
DAKOTA TERRITORY RESOURCE CORP.
By:

Name:
Title:
[Signature Page to Support Agreement]

Exhibit A
Merger Agreement
[See attached.]

Schedule I
Company Stockholder Subject Shares
Type of Security	Number of Securities Held

[Schedule I to Stockholder Support Agreement]

ANNEX C
DAKOTA TERRITORY RESOURCE CORP.
2021 STOCK INCENTIVE PLAN

Dakota Territory Resource Corp
2021 Stock Incentive Plan
Board of Directors approved on March 11, 2021 and
Shareholders approved on             [ ], 2021

Dakota Territory Resource Corp
2021 Stock Incentive Plan
Article 1.   Establishment, Purpose and Duration
1.1   Establishment.   Dakota Territory Resource Corp is a Nevada corporation, establishes an incentive compensation plan to be known as Dakota Territory Resource Corp 2021 Stock Incentive Plan, as set forth in this document. This Plan permits the grant of Nonqualified Stock Options, Incentive Stock Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Performance Shares, Performance Units, Cash-Based Awards and Other Stock-Based Awards. This Plan shall become effective upon shareholder approval (the “Effective Date”) and shall remain in effect as provided in Section 1.3.
1.2   Purpose of this Plan.   The purpose of the Plan is to foster and promote the long-term financial success of the Company and materially increase shareholder value by (a) motivating superior performance by means of performance-related incentives, (b) encouraging and providing for the acquisition of an ownership interest in the Company by Employees, Non-Employee Directors and Third Party Service Providers, and (c) enabling the Company to attract and retain qualified and competent persons to serve as members of an outstanding management team and the Board of Directors of the Company upon whose judgment, interest, and performance are required for the successful and sustained operations of the Company.
1.3   Duration of this Plan.   Unless sooner terminated as provided herein, this Plan shall terminate ten (10) years from the Effective Date. After this Plan is terminated, no Awards may be granted but Awards previously granted shall remain outstanding in accordance with their applicable terms and conditions and this Plan’s terms and conditions.
Article 2.   Definitions
Whenever used in this Plan, the following terms shall have the meanings set forth below, and when the meaning is intended, the initial letter of the word shall be capitalized.
2.1   “Annual Award Limit” or “Annual Award Limits” have the meaning set forth in Section 4.3.
2.2   “Award” means, individually or collectively, a grant under this Plan of Nonqualified Stock Options, Incentive Stock Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Performance Shares, Performance Units, Cash-Based Awards or Other Stock-Based Awards, in each case subject to the terms of this Plan.
2.3   “Award Agreement” means either (i) a written or electronic agreement entered into by the Company and a Participant setting forth the terms and provisions applicable to an Award granted under this Plan, including any amendment or modification thereof, or (ii) a written or electronic statement issued by the Company to a Participant describing the terms and provisions of such Award, including any amendment or modification thereof. The Committee may provide for the use of electronic, Internet or other non-paper Award Agreements, and the use of electronic, Internet or other non-paper means for the acceptance thereof and actions thereunder by a Participant. The Committee shall have the exclusive authority to determine the terms of an Award Agreement evidencing an Award granted under this Plan, subject to the provisions herein. The terms of an Award Agreement need not be uniform among all Participants or among similar types of Awards.
2.4   “Beneficial Owner” or “Beneficial Ownership” shall have the meaning ascribed to such term in Rule 13d-3 of the General Rules and Regulations under the Exchange Act.
2.5   “Board” or “Board of Directors” means the Board of Directors of the Company.
2.6   “Cash-Based Award” means an Award, denominated in cash, granted to a Participant as described in Article 12.
2.7   “Cause” means, unless otherwise specified in an Award Agreement or in an applicable employment agreement between the Company and a Participant, any one of the following:
(a)   willful and material misconduct of the Participant;

(b)   willful and continued failure of the Participant to substantially perform his job duties;
(c)   the conviction of the Participant by a court of competent jurisdiction of a felony or entering the plea of nolo contendere to a felony by the Participant;
(d)   the commission by the Participant of an act of theft, fraud, or dishonesty against the Company or any Subsidiary; or
(e)   a material breach by the Participant of any material written policy of the Company.
The existence of Cause under this Section 2.7 shall be determined in good faith by the Committee.
2.8   A “Change in Control” means the occurrence of one or more of the following events:
(a)   The acquisition by any Person of Beneficial Ownership of more than 50% of either (A) the then-outstanding Shares (“Outstanding Company Common Stock”) or (B) the combined voting power of the then-outstanding voting securities of the Company entitled to vote generally in the election of directors (the “Outstanding Company Voting Securities”); provided, however, that, for purposes of this Section 2.8(a) the following acquisitions shall not constitute a Change in Control:
(i)   any acquisition by the Company,
(ii)   any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company,
(iii)   any entity controlled by the Company, or
(iv)   any acquisition by any entity pursuant to a transaction that complies with Sections 2.8(c)(i), (ii) and (iii).
(b)   If during any period of two consecutive calendar years, the “Incumbent Board” (as defined below) , shall cease for any reason to constitute a majority of the Board. The “Incumbent Board” for purposes of this section, shall mean the Directors holding office at the beginning of the calendar year two years prior to the event in question; provided, however, that any individual becoming a Director subsequent to the Effective Date whose election, or nomination for election by the Company’s shareholders, was approved by a vote of at least a majority of the Directors then comprising the Incumbent Board shall be considered as though such individual was a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of Directors or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board.
(c)   Consummation of a reorganization, merger, statutory share exchange or consolidation or similar corporate transaction involving the Company and/or any entity controlled by the Company, or a sale or other disposition of all or substantially all of the assets of the Company, or the acquisition of assets or stock of another entity by the Company or any entity controlled by the Company (each, a “Business Combination”), in each case, provided, however, that, for purposes of this Section 2.8(c) a Business Combination shall not constitute a Change in Control if following such Business Combination:
(i)   all or substantially all of the individuals and entities that were the Beneficial Owners of the Outstanding Company Common Stock and Outstanding Company Voting Securities immediately prior to such Business Combination beneficially own, directly or indirectly, more than 50% of the then-outstanding shares of common stock and more than 50% of the combined voting power of the then-outstanding voting securities entitled to vote generally in the election of directors, as the case may be, of the corporation resulting from such Business Combination (including, without limitation, an entity that, as a result of such transaction, owns the Company or all or substantially all of the Company’s assets either directly or through one or more subsidiaries) in substantially the same proportions as their ownership, immediately prior to such Business Combination of the Outstanding Company Common Stock and Outstanding Company Voting Securities, as the case may be; and

(ii)   no Person (excluding any entity resulting from such Business Combination or any employee benefit plan (or related trust) of the Company or such entity resulting from such Business Combination) beneficially owns, directly or indirectly, 20% or more of, respectively, the then-outstanding shares of common stock of the corporation resulting from such Business Combination or the combined voting power of the then-outstanding voting securities of such corporation, except to the extent that such ownership existed prior to the Business Combination; and
(iii)   at least a majority of the members of the board of directors of the entity resulting from such Business Combination were members of the Incumbent Board at the time of the execution of the initial agreement, or of the action of the Board, providing for such Business Combination .
(d)   The complete liquidation or dissolution of the Company.
Notwithstanding anything in this Plan or any Agreement to the contrary, to the extent any provision of this Plan or an Agreement would cause a payment of an Award that is not exempt from the requirements of Code Section 409A to be made because of the occurrence of a Change in Control, then such payment shall not be made unless such Change in Control also constitutes a “change in ownership”, “change in effective control” or “change in ownership of a substantial portion of the Company’s assets” within the meaning of Code section 409A. Any payment that would have been made except for the application of the preceding sentence shall be made in accordance with the payment schedule that would have applied in the absence of a Change in Control (and other Participant rights that are tied to a Change in Control, such as vesting, shall not be affected by this paragraph).
2.9   “Code” means the U.S. Internal Revenue Code of 1986, as amended from time to time. For purposes of this Plan, references to sections of the Code shall be deemed to include references to any applicable regulations thereunder and any successor or similar provision.
2.10   “Commission” means the Securities and Exchange Commission.
2.11   “Committee” means the Compensation Committee of the Board or a subcommittee thereof or any other committee designated by the Board to administer this Plan. The members of the Committee shall be appointed from time to time by and shall serve at the discretion of the Board. If the Committee does not exist or cannot function for any reason, the Board may take any action under the Plan that would otherwise be the responsibility of the Committee. The Committee shall be constituted to comply with the requirements of Rule 16b-3 promulgated by the Commission under the Securities Exchange Act of 1934, or such rule or any successor rule thereto which is in effect from time to time and any applicable listing or governance requirements of any securities exchange on which the Company’s common shares are listed.
2.12   “Company” means Dakota Territory Resource Corp, and any successor thereto as provided in Section 22.21.
2.13   Reserved.
2.14   “Director” means any individual who is a member of the Board of Directors of the Company.
2.15   “Disability” or “Disabled” means a Participant’s eligibility to receive group long-term disability benefits under a plan sponsored by the Company or a Subsidiary, or if no such plan is applicable, a Participant’s inability to perform the essential functions of his or her duties due to a medically determinable physical or mental impairment, illness or injury, which can be expected to result in death or to be of long-continued and indefinite duration as determined in the sole discretion of the Committee, except in the case of any Option that is an Incentive Stock Option, if and to the extent required in order for the Option to satisfy the requirements of Section 422 of the Code, the term “Disability” means disabled within the meaning of Section 22(e)(3) of the Code. Notwithstanding the preceding provisions of this Section 2.15 or anything in any Award Agreement to the contrary, to the extent any provision of this Plan or an Award Agreement would cause a payment not to be exempt from Code Section 409A to be made because of the Participant’s Disability, then there shall not be a Disability that triggers payment until the date (if any) that the Participant is disabled within the meaning of Code section 409A(a)(2)(C). Any payment that would have been made except for the application of the preceding sentence shall be made in accordance with the payment schedule that would have applied in the absence of a Disability (and other Participant rights that are tied to a Disability, such as vesting, shall not be affected by the prior sentence).
2.16   “Dividend Equivalent” has the meaning set forth in Section 18.
2.17   “Effective Date” has the meaning set forth in Section 1.1.
2.18   “Employee” means any individual performing services for the Company or a Subsidiary and designated as an employee of the Company or the Subsidiary on its payroll records. An Employee shall not include any individual during any period he or she is classified or treated by the Company or Subsidiary as an independent contractor, a consultant or an employee of an employment, consulting or temporary agency or any other entity other than the Company or Subsidiary, without regard to whether such individual is subsequently determined to have been, or is subsequently retroactively reclassified, as a common-law employee of the Company or Subsidiary during such period. An individual shall not cease to be an Employee in the case of (i) any leave of absence approved by the Company or (ii) transfers between locations of the Company or between the Company and any Subsidiaries. For purposes of Incentive Stock Options, no such leave may exceed 90 days, unless reemployment upon expiration of such leave is guaranteed by statute or contract. If reemployment upon expiration of a leave of absence approved by the Company is not so guaranteed, then three months following the 91st day of such leave, any Incentive Stock Option held by a Participant shall cease to be treated as an Incentive Stock Option and shall be treated for tax purposes as a Nonqualified Stock Option. Neither service as a Director nor payment of a director’s fee by the Company shall be sufficient to constitute “employment” by the Company.
2.19   “Exchange Act” means the Securities Exchange Act of 1934, as amended from time to time, or any successor act thereto.
2.20   “Fair Market Value” means, on any given date (i) if the Shares are listed on a national or regional securities exchange on the given date or traded on an over-the-counter exchange, Fair Market Value on such date shall be the closing price for a Share on such securities exchange on the immediately preceding day on which sales were made on such exchange; or (ii) if Shares are not listed on such an exchange, the fair market value of a Share on that date shall be determined in good faith by the Committee; provided, however, the Committee, in its discretion, may use an alternative definition of Fair Market Value including, but not limited to, a price that is based on the opening, actual, high, low, or average selling prices of a Share on the securities exchange on which Shares are listed or traded on the given date, the trading date preceding the given date, the trading date next succeeding the given date, or an average of trading days. Notwithstanding the foregoing, (i) in the case of an Option or SAR, Fair Market Value shall be determined in accordance with a definition of fair market value that permits the Award to be exempt from Code section 409A; and (ii) in the case of an Option that is intended to qualify as an ISO under Code section 422 Fair Market Value shall be determined by the Committee in accordance with the requirements of Code section 422.
2.21   “Grant Date” means the date an Award is granted to a Participant pursuant to the Plan.
2.22   “Grant Price” means the price established at the time of grant of an SAR pursuant to Article 7.
2.23   “Incentive Stock Option” or “ISO” means an Award granted pursuant Article 6 that is designated as an Incentive Stock Option and that is intended to meet the requirements of Code Section 422 or any successor provision.
2.24   “Insider” shall mean an individual who is, on the relevant date, an officer (as defined in Rule 16a-1(f) (or any successor provision) promulgated by the Commission under the Exchange Act) or Director of the Company, or a more than 10% Beneficial Owner of any class of the Company’s equity securities that is registered pursuant to Section 12 of the Exchange Act, as determined by the Board in accordance with Section 16 of the Exchange Act.
2.25   “Nonemployee Director” means a Director who is not an Employee.
2.26   “Nonqualified Stock Option” or “NQSO” means an Award granted pursuant to Article 6 that is not intended to meet the requirements of Code Section 422, or that otherwise does not meet such requirements.

2.27   “Option” means an Award granted to a Participant pursuant to Article 6, which Award may be an Incentive Stock Option or a Nonqualified Stock Option.
2.28   “Option Price” means the price at which a Share may be purchased by a Participant pursuant to an Option.
2.29   “Other Stock-Based Award” means an equity-based or equity-related Award not otherwise described by the terms of this Plan that is granted pursuant to Article 12.
2.30   “Participant” means any eligible individual as set forth in Article 5 to whom an Award is granted.
2.31   Reserved.
2.32   Reserved.
2.33   “Performance Period” means the period of time during which pre-established performance goals must be met to determine the degree of payout and/or vesting with respect to an Award.
2.34   “Performance Share” means an Award granted pursuant to Article 10.
2.35   “Performance Unit” means an Award granted pursuant to Article 11.
2.36   “Period of Restriction” means the period when Restricted Stock or Restricted Stock Units are subject to a substantial risk of forfeiture (based on the passage of time, the achievement of performance goals or upon the occurrence of other events as determined by the Committee, in its discretion) as provided in Articles 8 and 9.
2.37   “Person” shall have the meaning ascribed to such term in Section 3(a)(9) of the Exchange Act and used in Sections 13(d) and 14(d) thereof, including a “group” as defined in Section 13(d) thereof.
2.38   “Plan” means Dakota Territory Resource Corp 2021 Stock Incentive Plan, as the same may be amended from time to time.
2.39   “Restricted Stock” means an Award granted pursuant to Article 8.
2.40   “Restricted Stock Unit” means an Award granted pursuant to Article 9.
2.41   “Share” means a share of common stock of the Company.
2.42   “Stock Appreciation Right” or “SAR” means an Award granted pursuant to Article 7.
2.43   “Subsidiary” means any corporation or other entity, whether domestic or foreign, in which the Company has or obtains, directly or indirectly, an interest of more than 50% by reason of stock ownership or otherwise.
2.44   “Third-Party Service Provider” means any consultant, agent, advisor or independent contractor who renders bona fide services to the Company or a Subsidiary that (a) are not in connection with the offer and sale of the Company’s securities in a capital raising transaction, and (b) do not directly or indirectly promote or maintain a market for the Company’s securities.
Article 3.   Administration
3.1   General.   The Committee shall be responsible for administering this Plan, subject to this Article 3 and the other provisions of this Plan. The Committee may employ attorneys, consultants, accountants, agents and other individuals, any of whom may be an Employee, and the Committee, the Company, and its officers and Directors shall be entitled to rely upon the advice, opinions or valuations of any such individuals. All actions taken and all interpretations and determinations made by the Committee shall be final and binding upon the Participants, the Company or Subsidiary, and all other interested individuals.

3.2   Authority of the Committee.   Subject to any express limitations set forth in the Plan, the Committee shall have full and exclusive discretionary power and authority to take such actions as it deems necessary and advisable with respect to the administration of the Plan including, but not limited to, the following:
(a)   To determine from time to time which of the persons eligible under the Plan shall be granted Awards, when and how each Award shall be granted, what type or combination of types of Awards shall be granted, the provisions of each Award granted (which need not be identical), including the time or times when a person shall be permitted to receive Shares pursuant to an Award and the number of Shares subject to an Award;
(b)   To construe and interpret the Plan and Awards granted under it, and to establish, amend, and revoke rules and regulations for its administration. The Committee, in the exercise of this power, may correct any defect, omission or inconsistency in the Plan or in an Award Agreement, in a manner and to the extent it shall deem necessary or expedient to make the Plan fully effective;
(c)   To approve forms of Award Agreements for use under the Plan;
(d)   To determine Fair Market Value of a Share in accordance with Section 2.20 of the Plan;
(e)   To amend the Plan or any Award Agreement as provided in the Plan;
(f)   To adopt sub-plans and/or special provisions applicable to stock awards regulated by the laws of a jurisdiction other than and outside of the United States. Such sub-plans and/or special provisions may take precedence over other provisions of the Plan, but unless otherwise superseded by the terms of such sub-plans and/or special provisions, the provisions of the Plan shall govern;
(g)   To authorize any person to execute on behalf of the Company any instrument required to effect the grant of an Award previously granted by the Board;
(h)   To determine whether Awards will be settled in shares of common stock, cash or in any combination thereof;
(i)   To determine whether Awards will provide for Dividend Equivalents;
(j)   To establish a program whereby Participants designated by the Committee may reduce compensation otherwise payable in cash in exchange for Awards under the Plan;
(k)   To authorize a program permitting eligible Participants to surrender outstanding Awards in exchange for newly granted Awards subject to any applicable shareholder approval requirements set forth in Section 21.1 of the Plan;
(l)   To impose such restrictions, conditions or limitations as it determines appropriate as to the timing and manner of any resales by a Participant or other subsequent transfers by a Participant of any Shares, including, without limitation, restrictions under an insider trading policy and restrictions as to the use of a specified brokerage firm for such resales or other transfers; and
(m)   To provide, either at the time an Award is granted or by subsequent action, that an Award shall contain as a term thereof, a right, either in tandem with the other rights under the Award or as an alternative thereto, of the Participant to receive, without payment to the Company, a number of Shares, cash or a combination thereof, the amount of which is determined by reference to the value of Shares.
3.3   Delegation.   The Committee may delegate to one or more of its members or to one or more officers of the Company or any Subsidiary or to one or more agents or advisors such administrative duties or powers as it may deem advisable, and the Committee or any individuals to whom it has delegated duties or powers as aforesaid may employ one or more individuals to render advice with respect to any responsibility the Committee or such individuals may have under this Plan. To the extent permitted by applicable law, the Committee may, by resolution, authorize one or more officers of the Company to do one or both of the following on the same basis as can the Committee: (a) designate Employees to be recipients of Awards; and (b)determine the size of any such Awards; provided , however , (i) the Committee shall not delegate such responsibilities to any such officer for Awards granted to an Employee who is considered an Insider; (ii) the resolution providing such authorization sets forth the total number of Awards such officer(s) may grant; and (iii) the officer(s) shall report periodically to the Committee regarding the nature and scope of the Awards granted pursuant to the authority delegated.
Article 4.   Shares Subject to This Plan
4.1   Number of Shares Authorized and Available for Awards.   Subject to adjustment as provided under the Plan, the total number of Shares that are available for Awards under the Plan shall be 25,000,000 Shares. Such Shares may be authorized and unissued Shares, treasury Shares, Shares purchased in the open market or in private transactions, or any combination of the foregoing, as may be determined from time to time by the Board or by the Committee. Any of the authorized Shares may be used for any type of Award under the Plan, and any or all of the Shares may be allocated to Incentive Stock Options.
4.2   Share Usage.   The Committee shall determine the appropriate method for determining the number of Shares available for grant under the Plan, subject to the following:
(a)   Any Shares related to an Award granted under this Plan that terminates by expiration, forfeiture, cancellation or otherwise without the issuance of the Shares, are settled in cash in lieu of Shares, or are exchanged with the Committee’s permission, prior to the issuance of Shares, for Awards not involving Shares shall be available again for grant under this Plan.
(b)   Any Shares tendered (by either actual delivery or attestation) (i) to pay the Option Price of an Option granted under this Plan or Prior Plan or (ii) to satisfy tax withholding obligations associated with an Award granted under this Plan, shall become available again for grant under this Plan.
(c)   Any Shares that were subject to an SAR granted under this Plan that were not issued upon the exercise of such SAR shall become available again for grant under this Plan.
4.3   Reserved.
4.4   Adjustments in Authorized Shares.   Adjustment in authorized Shares available for issuance under the Plan or under an outstanding Award and adjustments in Annual Award Limits shall be subject to the following provisions:
(a)   In the event of any corporate event or transaction such as a merger, consolidation, reorganization, recapitalization, separation, partial or complete liquidation, stock dividend, stock split, reverse stock split, split up, spin-off, distribution of stock or property of the Company, combination of Shares, exchange of Shares, dividend in kind, extraordinary cash dividend or any other similar corporate event or transaction (“Corporate Transactions”), the Committee, in order to prevent dilution or enlargement of Participants’ rights under this Plan, shall substitute or adjust, as applicable, (1) the number and kind of Shares that may be issued under this Plan or under particular forms of Awards, (2) the number and kind of Shares subject to outstanding Awards, (3) the Option Price or Grant Price applicable to outstanding Awards, and (4) the Annual Award Limits and other value determinations applicable to outstanding Awards. The Committee, in its discretion, shall determine the methodology or manner of making such substitution or adjustment.
(b)   In addition to the adjustments permitted under paragraph (a) above, the Committee, in its sole discretion, may make such other adjustments or modifications in the terms of any Awards that it deems appropriate to reflect any Corporate Transaction, including, but not limited to, modifications of performance goals and changes in the length of Performance Periods, subject to the limitations set forth in Section 14.4.
(c)   The determination of the Committee as to the foregoing adjustments, if any, shall be conclusive and binding on Participants under this Plan.
Article 5.   Eligibility and Participation
5.1   Eligibility to Receive Awards.   Individuals eligible to participate in this Plan include all Employees, Directors and Third-Party Service Providers.

5.2   Participation in the Plan.   Subject to the provisions of this Plan, the Committee may, from time to time, select from all individuals eligible to participate in the Plan, those individuals to whom Awards shall be granted and shall determine, in its sole discretion, the nature of any and all terms permissible by law and the amount of each Award.
Article 6.   Stock Options
6.1   Grant of Options.   Options may be granted to Participants in such number, and upon such terms, and at any time and from time to time as shall be determined by the Committee, in its sole discretion. Each grant of an Option shall be evidenced by an Award Agreement which shall specify whether the Option is in the form of a Nonqualified Stock Option or an Incentive Stock Option.
6.2   Option Price.   The Option Price for each grant of an Option shall be determined by the Committee in its sole discretion and shall be specified in the Award Agreement evidencing such Option; provided , however , the Option Price must be at least equal to 100% of the Fair Market Value of a Share as of the Option’s Grant Date, subject to adjustment as provided for under Section 4.4.
6.3   Term of Option.    The term of an Option granted to a Participant shall be determined by the Committee, in its sole discretion; provided, however, no Option shall be exercisable later than the tenth anniversary date of its grant. Notwithstanding the foregoing, for Nonqualified Stock Options granted to Participants outside the United States, the Committee has the authority to grant Nonqualified Stock Options that have a term greater than ten years.
6.4   Exercise of Option.   An Option shall be exercisable at such times and be subject to such restrictions and conditions as the Committee shall in each instance approve, which terms and restrictions need not be the same for each grant or for each Participant.
6.5   Payment of Option Price.   An Option shall be exercised by the delivery of a notice of exercise to the Company or an agent designated by the Company in a form specified or accepted by the Committee, or by complying with any alternative procedures that may be authorized by the Committee, setting forth the number of Shares with respect to which the Option is to be exercised, accompanied by full payment for the Shares. A condition of the issuance of the Shares as to which an Option shall be exercised shall be the payment of the Option Price. The Option Price of any exercised Option shall be payable to the Company in accordance with one of the following methods:
(a)   In cash or its equivalent;
(b)   By tendering (either by actual delivery or attestation) previously acquired Shares having an aggregate Fair Market Value at the time of exercise equal to the Option Price;
(c)   By a cashless (broker-assisted) exercise;
(d)   By “net settlement” (i.e., the Company withholds Shares with a Fair Market Value equal to the aggregate Option Price in respect of the portion of the Option to be exercised from any Shares that would have otherwise been received by the Participant).
(e)   By any combination of (a), (b), (c) and (d); or
(f)   Any other method approved or accepted by the Committee in its sole discretion.
Unless otherwise determined by the Committee, all payments under all of the methods indicated above shall be paid in United States dollars or Shares, as applicable.
6.6   Special Rules Regarding ISOs.   Notwithstanding any provision of the Plan to the contrary, an Option granted in the form of an ISO to a Participant shall be subject to the following rules:
(a)   Special ISO definitions:
(i)   “Parent Corporation” shall mean as of any applicable date a corporation in respect of the Company that is a parent corporation within the meaning of Code Section 424(e).

(ii)   “ISO Subsidiary” shall mean as of any applicable date any corporation in respect of the Company that is a subsidiary corporation within the meaning of Code Section 424(f).
(iii)   A “10% Owner” is an individual who owns stock possessing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or its Parent Corporation or any ISO Subsidiary.
(b)   Eligible employees.   An ISO may be granted solely to eligible Employees of the Company, Parent Corporation, or ISO Subsidiary.
(c)   Specified as an ISO.   An Award Agreement evidencing the grant of an ISO shall specify that such grant is intended to be an ISO.
(d)   Option price.   The Option Price for each grant of an ISO shall be determined by the Committee in its sole discretion and shall be specified in the Award Agreement; provided, however, the Option Price must be at least equal 100% of the Fair Market Value of a Share as of the ISO’s Grant Date (in the case of 10% owners, the Option Price may not be not less than 110% of such Fair Market Value), subject to adjustment provided for under Section 4.4.
(e)   Right to exercise.   Any ISO granted to a Participant shall be exercisable during his or her lifetime solely by such Participant.
(f)   Exercise period.   The period during which a Participant may exercise an ISO shall not exceed ten years (five years in the case of a Participant who is a 10% owner) from the date on which the ISO was granted.
(g)   Termination of employment.   In the event a Participant terminates employment due to death or Disability, the Participant (or, in the case of death, the person(s) to whom the Option is transferred by will or the laws of descent and distribution) shall have the right to exercise the Participant’s ISO award during the period specified in the applicable Award Agreement solely to the extent the Participant had the right to exercise the ISO on the date of his death or Disability; as applicable, provided, however, that such period may not exceed one year from the date of such termination of employment or if shorter, the remaining term of the ISO. In the event a Participant terminates employment for reasons other than death or disability, the Participant shall have the right to exercise the Participant’s ISO during the period specified in the applicable Award Agreement solely to the extent the Participant had the right to exercise the ISO on the date of such termination of employment; provided, however, that such period may not exceed three months from the date of such termination of employment or if shorter, the remaining term of the ISO.
(h)   Dollar limitation.   To the extent that the aggregate Fair Market Value of (a) the Shares with respect to which Options designated as Incentive Stock Options plus (b) the shares of stock of the Company, Parent Corporation and any ISO Subsidiary with respect to which other Incentive Stock Options are exercisable for the first time by a holder of such Incentive Stock Options during any calendar year under all plans of the Company and ISO Subsidiary exceeds $100,000, such Options shall be treated as Nonqualified Stock Options. For purposes of the preceding sentence, (a) Options shall be taken into account in the order in which they were granted, and (b) the Fair Market Value of the Shares shall be determined as of the time the Option or other incentive stock option is granted.
(i)   Duration of plan.   No ISO may be granted more than ten years after the earlier of (a) adoption of this Plan by the Board and (b) the Effective Date.
(j)   Notification of disqualifying disposition.   If any Participant shall make any disposition of Shares issued pursuant to the exercise of an ISO, such Participant shall notify the Company of such disposition within 30 days thereof. The Company shall use such information to determine whether a disqualifying disposition as described in Code section 421(b) has occurred.
(k)   Transferability.   No ISO may be sold, transferred, pledged, assigned or otherwise alienated or hypothecated, other than by will or by the laws of descent and distribution; provided , however , that at the discretion of the Committee, an ISO may be transferred to a grantor trust under which Participant making the transfer is the sole beneficiary.

Article 7.   Stock Appreciation Rights
7.1   Grant of SARs.   SARs may be granted to Participants in such number, and upon such terms, and at any time and from time to time as shall be determined by the Committee, in its sole discretion. Each grant of SARs shall be evidenced by an Award Agreement.
7.2   Grant Price.   The Grant Price for each grant of an SAR shall be determined by the Committee and shall be specified in the Award Agreement evidencing the SAR; provided , however , the Grant Price must be at least equal to 100% of the Fair Market Value of a Share as of the Grant Date, subject to adjustment as provided for under Section 4.4.
7.3   Term of SAR.   The term of an SAR granted to a Participant shall be determined by the Committee, in its sole discretion; provided, however, no SAR shall be exercisable later than the tenth anniversary date of its grant. Notwithstanding the foregoing, for SARs granted to Participants outside the United States, the Committee has the authority to grant SARs that have a term greater than ten years.
7.4   Exercise of SAR.   An SAR shall be exercisable at such times and be subject to such restrictions and conditions as the Committee shall in each instance approve, which terms and restrictions need not be the same for each grant or for each Participant.
7.5   Notice of Exercise.   An SAR shall be exercised by the delivery of a notice of exercise to the Company or an agent designated by the Company in a form specified or accepted by the Committee, or by complying with any alternative procedures that may be authorized by the Committee, setting forth the number of Shares with respect to which the SAR is to be exercised.
7.6   Settlement of SARs.   Upon the exercise of an SAR, pursuant to a notice of exercise properly completed and submitted to the Company in accordance with Section 7.5, a Participant shall be entitled to receive payment from the Company in an amount equal to the product of (a) and (b) below:
(a)   The excess of the Fair Market Value of a Share on the date of exercise over the Grant Price.
(b)   The number of Shares with respect to which the SAR is exercised.
Payment shall be made in cash, Shares or a combination thereof as provided for under the applicable Award Agreement.
Article 8.   Restricted Stock
8.1   Grant of Restricted Stock.   Restricted Stock may be granted to Participants in such number, and upon such terms, and at any time and from time to time as shall be determined by the Committee, in its sole discretion. Each grant of Restricted Stock shall be evidenced by an Award Agreement.
8.2   Nature of Restrictions.   Each grant of Restricted Stock shall be subject to a Restriction Period that shall lapse upon the satisfaction of such conditions and restrictions as are determined by the Committee in its sole discretion and set forth in an applicable Award Agreement. Such conditions or restrictions may include, without limitation, one or more of the following:
(a)   Restrictions based upon the achievement of specific performance goals;
(b)   Time-based restrictions on vesting following the attainment of the performance goals;
(c)   Time-based restrictions;
(d)   Restrictions under applicable laws and restrictions under the requirements of any stock exchange or market on which such Shares are listed or traded; and
(e)   A requirement that a Participant pay a stipulated purchase price for each Share of Restricted Stock.
8.3   Issuance of Shares.   To the extent deemed appropriate by the Committee, the Company may retain the certificates representing Shares of Restricted Stock in the Company’s possession until such time as all conditions or restrictions applicable to such Shares have been satisfied or lapse. Shares of Restricted

Stock covered by each Restricted Stock grant shall become freely transferable by the Participant after all conditions and restrictions applicable to such Shares have been satisfied or lapsed (including satisfaction of any applicable tax withholding obligations).
8.4   Certificate Legend.   In addition to any legends placed on certificates pursuant to Section 8.2, each certificate representing Shares of Restricted Stock granted pursuant to this Plan may bear a legend such as the following or as otherwise determined by the Committee in its sole discretion:The sale or transfer of Shares of stock represented by this certificate, whether voluntary, involuntary or by operation of law, is subject to certain restrictions on transfer as set forth in the Dakota Territory Resource Corp 2021 Stock Incentive Plan, and in the associated Award Agreement. A copy of this Plan and such Award Agreement may be obtained from Dakota Territory Resource Corp.
8.5   Voting and Dividend Rights.   Unless otherwise determined by the Committee and set forth in a Participant’s applicable Award Agreement, to the extent permitted or required by law, as determined by the Committee, a Participant holding Shares of Restricted Stock granted hereunder shall be granted the right to exercise full voting rights with respect to those Shares and the right to receive dividends declared on those Shares during the Period of Restriction. Notwithstanding the foregoing, the Committee may require that any dividends on such Shares of Restricted Stock shall be automatically deferred and reinvested in additional Restricted Stock subject to the same restrictions on vesting as the underlying Award, or may require that dividends and other distributions on Restricted Stock shall be paid to the Company for the account of the Participant and held pending and subject to the same restrictions on vesting as the underlying Award; provided, however, that to the extent that any dividends are deferred, reinvested or otherwise not paid when such dividends would otherwise normally be paid, (i) all terms and conditions for such delayed payment shall be included in the Agreement, and (ii) such deferral, reinvestment or delay in payment of the dividends shall only be allowed to the extent it complies with, or is exempt from, the requirements of Code section 409A.
Article 9.   Restricted Stock Units
9.1   Grant of Restricted Stock Units.   Restricted Stock Units may be granted to Participants in such number, and upon such terms, and at any time and from time to time as shall be determined by the Committee, in its sole discretion. A grant of a Restricted Stock Unit or Restricted Stock Units shall not represent the grant of Shares but shall represent a promise to deliver a corresponding number of Shares or the value of each Share based upon the completion of service, performance conditions, or such other terms and conditions as specified in the applicable Award Agreement over the Restriction Period. Each grant of Restricted Stock Units shall be evidenced by an Award Agreement.
9.2   Nature of Restrictions.   Each grant of Restricted Stock Units shall be subject to a Restriction Period that shall lapse upon the satisfaction of such conditions and restrictions as are determined by the Committee in its sole discretion and set forth in an applicable Award Agreement. Such conditions or restrictions may include, without limitation, one or more of the following:
(a)   Restrictions based upon the achievement of specific performance goals;
(b)   Time-based restrictions on vesting following the attainment of the performance goals;
(c)   Time-based restrictions;
(d)   Restrictions under applicable laws and restrictions under the requirements of any stock exchange or market on which such Shares underlying the Restricted Stock Unit are listed or traded; and
(e)   A requirement that a Participant pay a stipulated purchase price for each Restricted Stock Unit.
9.3   Voting Rights.   A Participant shall have no voting rights with respect to any Restricted Stock Units granted hereunder or the Shares corresponding to any Restricted Stock Units granted hereunder.
9.4   Settlement and Payment Restricted Stock Units.   Unless otherwise elected by the Participant or otherwise provided for in the Award Agreement, Restricted Stock Units shall be settled upon the date such

Restricted Stock Units vest. Such settlement may be made in Shares, cash or a combination thereof, as specified in the Award Agreement.
Article 10.   Performance Shares
10.1   Grant of Performance Shares.   Performance Shares may be granted to Participants in such number, and upon such terms and at any time and from time to time as shall be determined by the Committee, in its sole discretion. Each grant of Performance Shares shall be evidenced by an Award Agreement.
10.2   Value of Performance Shares.   Each Performance Share shall have an initial value equal to the Fair Market Value of a Share on the Grant Date. The Committee shall set performance goals in its discretion that, depending on the extent to which they are met over the specified Performance Period, shall determine the number of Performance Shares that shall be paid to a Participant.
10.3   Earning of Performance Shares.   After the applicable Performance Period has ended, the number of Performance Shares earned by the Participant over the Performance Period shall be determined as a function of the extent to which the applicable corresponding performance goals have been achieved. This determination shall be made solely by the Committee.
10.4   Form and Timing of Payment of Performance Shares.   The Committee shall pay at the close of the applicable Performance Period, or as soon as practicable thereafter, any earned Performance Shares in the form of cash or in Shares or in a combination thereof, as specified in a Participant’s applicable Award Agreement. Any Shares paid to a Participant under this Section 10.4 may be subject to any restrictions deemed appropriate by the Committee.
Article 11.   Performance Units
11.1   Grant of Performance Units.   Subject to the terms and provisions of this Plan, Performance Units may be granted to a Participant in such number, and upon such terms and at any time and from time to time as shall be determined by the Committee, in its sole discretion. Each grant of Performance Units shall be evidenced by an Award Agreement.
11.2   Value of Performance Units.   Each Performance Unit shall have an initial notional value equal to a dollar amount determined by the Committee, in its sole discretion. The Committee shall set performance goals in its discretion that, depending on the extent to which they are met over the specified Performance Period, will determine the number of Performance Units that shall be settled and paid to the Participant.
11.3   Earning of Performance Units.   After the applicable Performance Period has ended, the number of Performance Units earned by the Participant over the Performance Period shall be determined as a function of the extent to which the applicable corresponding performance goals have been achieved. This determination shall be made solely by the Committee.
11.4   Form and Timing of Payment of Performance Units.   The Committee shall pay at the close of the applicable Performance Period, or as soon as practicable thereafter, any earned Performance Units in the form of cash or in Shares or in a combination thereof, as specified in a Participant’s applicable Award Agreement. Any Shares paid to a Participant under this Section 11.4 may be subject to any restrictions deemed appropriate by the Committee.
Article 12. Other Stock-Based Awards and Cash-Based Awards
12.1   Grant of Other Stock-Based Awards and Cash-Based Awards.
(a)   The Committee may grant Other Stock-Based Awards not otherwise described by the terms of this Plan, including, but not limited to, the grant or offer for sale of unrestricted Shares and the grant of deferred Shares or deferred Share units, in such amounts and subject to such terms and conditions, as the Committee shall determine, in its sole discretion. Such Awards may involve the transfer of actual Shares to Participants, or payment in cash or otherwise of amounts based on the value of Shares.

(b)   The Committee, at any time and from time to time, may grant Cash-Based Awards to a Participant in such amounts and upon such terms as the Committee shall determine, in its sole discretion.
(c)   Each grant of Other Stock-Based Awards and Cash-Based Awards shall be evidenced by an Award Agreement.
12.2   Value of Other Stock-Based Awards and Cash-Based Awards.
(a)   Each Other Stock-Based Award shall be expressed in terms of Shares or units based on Shares, as determined by the Committee, in its sole discretion.
(b)   Each Cash-Based Award shall specify a payment amount or payment range as determined by the Committee, in its sole discretion. If the Committee exercises its discretion to establish performance goals, the value of Cash-Based Awards that shall be paid to the Participant will depend on the extent to which such performance goals are met.
12.3   Payment of Other Stock-Based Awards and Cash-Based Awards.   Payment, if any, with respect to Cash-Based Awards and Other Stock-Based Award shall be made in accordance with the terms of the applicable Award Agreement, in cash, Shares or a combination of both as determined by the Committee in its sole discretion.
Article 13.   Restrictions on Transferability of Awards and Shares
13.1   Transferability of Awards.   Except as provided in Section 13.2, during a Participant’s lifetime, Options and SARs shall be exercisable only by the Participant. Awards shall not be transferable other than by will or the laws of descent and distribution or, subject to the consent of the Committee, pursuant to a domestic relations order entered into by a court of competent jurisdiction; no Awards shall be subject, in whole or in part, to attachment, execution or levy of any kind; and any purported transfer in violation of this Section 13.1 shall be null and void. The Committee may establish such procedures as it deems appropriate for a Participant to designate a beneficiary to whom any amounts payable or Shares deliverable in the event of, or following, the Participant’s death may be provided.
13.2   Committee Action.   Except as provided in Section 6.6(k), the Committee may, in its discretion, determine that notwithstanding Section 13.1, any or all Awards shall be transferable, without compensation to the transferor, to and exercisable by such transferees, and subject to such terms and conditions, as the Committee may deem appropriate; provided , however , no Award may be transferred for value without shareholder approval.
13.3   Restrictions on Share Transferability.   The Committee may impose such restrictions on any Shares acquired by a Participant under the Plan as it may deem advisable, including, without limitation, minimum holding period requirements, restrictions under applicable federal securities laws, under the requirements of any stock exchange or market upon which such Shares are then listed or traded or under any blue sky or state securities laws applicable to such Shares.
Article 14. Reserved
Article 15. Nonemployee Director Awards
15.1   Awards to Nonemployee Directors.   The Board or Committee shall determine and approve all Awards to Nonemployee Directors. The terms and conditions of any grant of any Award to a Nonemployee Director shall be set forth in an Award Agreement.
15.2   Awards in Lieu of Fees.   The Board or Committee may permit a Nonemployee Director the opportunity to receive an Award in lieu of payment of all or a portion of future director fees (including but not limited to cash retainer fees and meeting fees) or other type of Awards pursuant to such terms and conditions as the Board or Committee may prescribe and set forth in an applicable sub-plan or Award Agreement, provided that if the Nonemployee Director is permitted to elect an Award that constitutes deferred compensation that is subject to Code Section 409A, such election shall be made no later than the applicable deadline for such an election under Code Section 409A.
Article 16.   Effect of a Change in Control
Notwithstanding any other provision of this Plan to the contrary, the provisions of this Article 16 shall apply in the event of a Change in Control, unless otherwise determined by the Committee in its sole discretion, and set forth in the applicable Award Agreement:
(a)   Outstanding Options and SARs.   Upon a Change in Control, a Participant’s then-outstanding Options and SARs that are not vested shall immediately become fully vested (and, to the extent applicable, all performance conditions shall be deemed satisfied) and exercisable over the exercise period set forth in the applicable Award Agreement.
(b)   Outstanding Awards, other than Options and SARs, Subject Solely to a Service Condition.   Upon a Change in Control, a Participant’s then-outstanding Awards, other than Options and SARs, that are not vested and as to which vesting depends solely on the satisfaction of a service obligation by the Participant to the Company or any Subsidiary shall become fully vested and shall be settled in cash, Shares or a combination thereof as provided for under the applicable Award Agreement as soon as practicable following such Change in Control.
(c)   Outstanding Awards, other than Options and SARs, Subject to a Performance Condition.   Upon a Change in Control, a Participant’s then-outstanding Awards, other than Options and SARs, that are not vested and as to which vesting depends upon the satisfaction of one or more performance conditions shall immediately vest and all performance conditions shall be deemed satisfied as if target performance was achieved and shall be settled in cash, Shares or a combination thereof as provided for under the applicable Award Agreement as soon as practicable following such Change in Control; notwithstanding that the applicable performance period, retention period or other restrictions and conditions have not been completed or satisfied.
(d)   Other Awards.   Upon a Change in Control, the treatment of a Participant’s then-outstanding Awards that are not vested and that are not subject to paragraphs (a), (b) or (c) above shall be determined in accordance with the applicable Award Agreements or, if not specified in the Award Agreements, shall be determined by the Committee.
Article 17.   Dividend Equivalents
The Committee may grant Dividend Equivalents to a Participant based on the dividends declared on Shares that are subject to any Award granted to the Participant, except for Options, SARs and Restricted Stock, with such Dividend Equivalents credited to the Participant as of the applicable dividend payment dates that occur during a period determined by the Committee. Such Dividend Equivalents shall be converted to and paid in cash or additional Shares or Awards by such formula and at such time and subject to such limitations as may be determined by the Committee; provided that in the case of an Award as to which vesting depends upon the satisfaction of one or more performance conditions, the right to Dividend Equivalents shall be subject to the same restrictions on vesting and payout as the underlying Award.
Article 18.   Beneficiary Designation
Each Participant under this Plan may, from time to time, name any beneficiary or beneficiaries (who may be named contingently or successively) to whom any benefit under this Plan is to be paid in case of his death before he receives any or all of such benefit. Each such designation shall revoke all prior designations by the same Participant, shall be in a form prescribed by the Committee, and will be effective only when filed by the Participant in writing with the Company during the Participant’s lifetime. In the absence of any such beneficiary designation, benefits remaining unpaid or rights remaining unexercised at the Participant’s death shall be paid to or exercised by the Participant’s executor, administrator or legal representative.

Article 19.   Rights of Participants
19.1   Employment.   Nothing in this Plan or an Award Agreement shall (a) interfere with or limit in any way the right of the Company or any Subsidiary to terminate any Participant’s employment with the Company or any Subsidiary at any time or for any reason not prohibited by law or (b) confer upon any Participant any right to continue his employment or service as a Director or Third-Party Service Provider for any specified period of time. Neither an Award nor any benefits arising under this Plan shall constitute an employment contract with the Company or any Subsidiary and, accordingly, subject to Articles 3 and 20, this Plan and the benefits hereunder may be amended or terminated at any time in the sole and exclusive discretion of the Board without giving rise to any liability on the part of the Company, any Subsidiary, the Committee or the Board.
19.2   Participation.   No individual shall have the right to be selected to receive an Award under this Plan, or, having been so selected, to be selected to receive a future Award.
19.3   Rights as a Shareholder.   Except as otherwise provided herein, a Participant shall have none of the rights of a shareholder with respect to Shares covered by any Award until the Participant becomes the record holder of such Shares.
Article 20.   Amendment and Termination
20.1   Amendment and Termination of the Plan and Awards.
(a)   Subject to subparagraphs (b) and (c) of this Section 20.1 and Section 20.3 of the Plan, the Board may at any time amend or terminate the Plan or amend or terminate any outstanding Award.
(b)   Except as provided for in Section 4.4, the terms of an outstanding Award may not be amended, without prior shareholder approval, to:
(i)   reduce the Option Price of an outstanding Option or to reduce the Grant Price of an outstanding SAR,
(ii)   cancel an outstanding Option or SAR in exchange for other Options or SARs with an Option Price or Grant Price, as applicable, that is less than the Option Price of the cancelled Option or the Grant Price of the cancelled SAR, as applicable, or
(iii)   cancel an outstanding Option with an Option Price that is less than the Fair Market Value of a Share on the date of cancellation or cancel an outstanding SAR with a Grant Price that is less than the Fair Market Value of a Share on the date of cancellation in exchange for cash or another Award.
(c)   Notwithstanding the foregoing, no amendment of this Plan shall be made without shareholder approval if shareholder approval is required pursuant to rules promulgated by any stock exchange or quotation system on which Shares are listed or quoted or by applicable U.S. state corporate laws or regulations, applicable U.S. federal laws or regulations and the applicable laws of any foreign country or jurisdiction where Awards are, or will be, granted under the Plan.
20.2   Adjustment of Awards Upon the Occurrence of Certain Unusual or Nonrecurring Events.   Subject to Section 14.4, the Committee may make adjustments in the terms and conditions of, and the criteria included in, Awards in recognition of unusual or nonrecurring events (including, without limitation, the events described in Section 4.4) affecting the Company or the financial statements of the Company or of changes in applicable laws, regulations, or accounting principles, whenever the Committee determines that such adjustments are appropriate in order to prevent unintended dilution or enlargement of the benefits or potential benefits intended to be made available under this Plan. The determination of the Committee as to the foregoing adjustments, if any, shall be conclusive and binding on Participants under this Plan. By accepting an Award under this Plan, a Participant agrees to any adjustment to the Award made pursuant to this Section 20.2 without further consideration or action.
20.3   Awards Previously Granted.   Notwithstanding any other provision of this Plan to the contrary, other than Sections 20.2, 20.4 and 22.14, no termination or amendment of this Plan or an Award Agreement shall adversely affect in any material way any Award previously granted under this Plan, without the written consent of the Participant holding such Award.
20.4   Amendment to Conform to Law.   Notwithstanding any other provision of this Plan to the contrary, the Committee may amend the Plan or an Award Agreement, to take effect retroactively or otherwise, as deemed necessary or advisable for the purpose of conforming the Plan or an Award Agreement to any law relating to plans of this or similar nature, and to the administrative regulations and rulings promulgated thereunder. By accepting an Award under this Plan, a Participant agrees to any amendment made pursuant to this Section 20.4 to the Plan and any Award without further consideration or action.
Article 21.   Tax Withholding
21.1   Minimum Tax Withholding.   The Company shall have the power and the right to deduct or withhold, or require a Participant to remit to the Company, the minimum statutory amount to satisfy applicable federal, state and local tax withholding requirements, domestic or foreign, with respect to any taxable event arising as a result of this Plan but in no event shall such deduction or withholding or remittance exceed the minimum statutory withholding requirements.
21.2   Share Withholding.   With respect to withholding required upon the exercise of Options or SARs, upon the lapse of restrictions on Restricted Stock, upon the settlement of Restricted Stock Units, or upon the achievement of performance goals related to Performance Shares, or any other taxable event arising as a result of an Award granted hereunder (collectively and individually referred to as a “Share Payment”), a Participant may elect, subject to the approval of the Committee, to satisfy the withholding requirement, in whole or in part, by having the Company withhold from a Share Payment the number of Shares having a Fair Market Value on the date the withholding is to be determined equal to the minimum statutory withholding requirement but in no event shall such withholding exceed the minimum statutory withholding requirement. All such elections shall be irrevocable, made in writing, and signed by the Participant, and shall be subject to any restrictions or limitations that the Committee, in its sole discretion, deems appropriate.
Article 22.   General Provisions
22.1   Forfeiture Events.
(a)   In addition to the forfeiture events specified in Section 22.1(b), the Committee may specify in an Award Agreement that the Participant’s rights, payments and benefits with respect to an Award shall be subject to reduction, cancellation, forfeiture or recoupment upon the occurrence of certain specified events, in addition to any otherwise applicable vesting of an Award.
(b)   A Participant’s termination of employment for Cause shall result in the forfeiture of the Participant’s outstanding Awards in accordance with the following:
(i)   Any outstanding and nonvested Options, SARs, Restricted Stock, RSUs, Performance Shares, Performance Units, Cash-Based Awards and Other Stock-Based Awards granted to the Participant shall be forfeited as of the date immediately preceding the Participant’s Termination of Employment; and
(ii)   Any vested and unexercised Options and SARs, vested but not settled RSUs, earned but not settled Performance Shares or Performance Units, and earned and/or vested Cash-Based Awards and Other Stock-Based Awards granted to the Participant shall be forfeited as of the date immediately preceding the Participant’s Termination of Employment.
22.2   Legend.   The certificates for Shares may include any legend that the Committee deems appropriate to reflect any restrictions on transfer of such Shares.
22.3   Gender and Number.   Except where otherwise indicated by the context, any masculine term used herein also shall include the feminine, the plural shall include the singular, and the singular shall include the plural.

22.4   Severability.   In the event any provision of this Plan shall be held illegal or invalid for any reason, the illegality or invalidity shall not affect the remaining parts of this Plan, and this Plan shall be construed and enforced as if the illegal or invalid provision had not been included.
22.5   Requirements of Law.   The granting of Awards and the issuance of Shares under this Plan shall be subject to all applicable laws, rules and regulations, and to such approvals by any governmental agencies or national securities exchanges as may be required.
22.6   Delivery of Title.   The Company shall have no obligation to issue or deliver evidence of title for Shares issued under this Plan prior to:
(a)   Obtaining any approvals from governmental agencies that the Company determines are necessary or advisable; and
(b)   Completion of any registration or other qualification of the Shares under any applicable national or foreign law or ruling of any governmental body that the Company determines to be necessary or advisable.
22.7   Inability to Obtain Authority.   The inability of the Company to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company’s counsel to be necessary to the lawful issuance and sale of any Shares hereunder, shall relieve the Company of any liability in respect of the failure to issue or sell such Shares as to which such requisite authority shall not have been obtained.
22.8   Investment Representations.   The Committee may require any individual receiving Shares pursuant to an Award under this Plan to represent and warrant in writing that the individual is acquiring the Shares for investment and without any present intention to sell or distribute such Shares.
22.9   Employees Based Outside of the United States.   Notwithstanding any provision of this Plan to the contrary, in order to comply with the laws in other countries in which the Company or any Subsidiaries operate or have Employees, Directors or Third-Party Service Providers, the Committee, in its sole discretion, shall have the power and authority to:
(a)   Determine which Subsidiaries shall be covered by this Plan;
(b)   Determine which Employees, Directors or Third-Party Service Providers outside the United States are eligible to participate in this Plan;
(c)   Modify the terms and conditions of any Award granted to Employees, Directors or Third-Party Service Providers outside the United States to comply with applicable foreign laws;
(d)   Establish sub-plans and modify exercise procedures and other terms and procedures, to the extent such actions may be necessary or advisable. Any sub-plans and modifications to Plan terms and procedures established under this Section 22.9 by the Committee shall be attached to this Plan document as appendices; and
(e)   Take any action, before or after an Award is made, that it deems advisable to obtain approval or comply with any necessary local government regulatory exemptions or approvals.
Notwithstanding the above, the Committee may not take any actions hereunder, and no Awards shall be granted, that would violate applicable law.
22.10   Uncertificated Shares.   To the extent that this Plan provides for issuance of certificates to reflect the transfer of Shares, the transfer of such Shares may be effected on a noncertificated basis, to the extent not prohibited by applicable law or the rules of any stock exchange.
22.11   Unfunded Plan.   Participants shall have no right, title or interest whatsoever in or to any investments that the Company or any Subsidiaries may make to aid it in meeting its obligations under this Plan. Nothing contained in this Plan, and no action taken pursuant to its provisions, shall create or be construed to create a trust of any kind, or a fiduciary relationship between the Company and any Participant, beneficiary, legal representative or any other individual. To the extent that any individual acquires a right to receive payments from the Company or any Subsidiary under this Plan, such right shall be no greater than the right of an unsecured general creditor of the Company or the Subsidiary, as the case may be. All payments to be made hereunder shall be paid from the general funds of the Company, or the Subsidiary, as the case may be, and no special or separate fund shall be established, and no segregation of assets shall be made to assure payment of such amounts except as expressly set forth in this Plan.
22.12   No Fractional Shares.   No fractional Shares shall be issued or delivered pursuant to this Plan or any Award. The Committee shall determine whether cash, Awards or other property shall be issued or paid in lieu of fractional Shares or whether such fractional Shares or any rights thereto shall be forfeited or otherwise eliminated.
22.13   Retirement and Welfare Plans.   Neither Awards made under this Plan nor Shares or cash paid pursuant to such Awards may be included as “compensation” for purposes of computing the benefits payable to any Participant under the Company’s or any Subsidiary’s retirement plans (both qualified and nonqualified) or welfare benefit plans unless such other plan expressly provides that such compensation shall be taken into account in computing a Participant’s benefit.
22.14   Deferred Compensation.   To the extent applicable, this Plan and all Awards granted hereunder are intended to comply with or be exempt from Code section 409A and will be interpreted in a manner intended to comply with Code section 409A. To the extent there is a conflict between the provisions of the Plan relating to compliance with Code section 409A and the provisions of any Agreement issued under the Plan, the provisions of the Plan control. Moreover, any discretionary authority that the Committee may have pursuant to the Plan shall not be applicable to an Award not exempt from Code Section 409A to the extent such discretionary authority would conflict with Code section 409A. In addition, to the extent required to avoid a violation of the applicable rules under Code section 409A by reason of Code section 409A(a)(2)(B)(i), any payment under an Award shall be delayed until the earliest date of payment that will result in compliance with the rules of Code section 409A(a)(2)(B)(i) (regarding the required six-month delay for distributions to specified employees that are related to a separation from service). To the extent that an Award not exempt from Code Section 409A provides for payment upon the recipient’s termination of employment as an employee or cessation of service as a Non-Employee Director or Third-Party Service Provider, such Award shall be deemed to require payment upon the individual’s “separation from service” within the meaning of Code section 409A. In the event that an Award shall be deemed not to comply with Code section 409A, then neither the Company, the Board of Directors, the Committee nor its or their designees or agents, nor any of their affiliates, assigns or successors (each a “protected party”) shall be liable to any Award recipient or other person for actions, inactions, decisions, indecisions or any other role in relation to the Plan by a protected party if made or undertaken in good faith or in reliance on the advice of counsel (who may be counsel for the Company), or made or undertaken by someone other than a protected party.
22.15   Nonexclusivity of this Plan.   The adoption of this Plan shall not be construed as creating any limitations on the power of the Board or Committee to adopt such other compensation arrangements as it may deem desirable for any Participant.
22.16   No Constraint on Corporate Action.   Nothing in this Plan shall be construed to: (i) limit, impair, or otherwise affect the Company’s or a Subsidiary’s right or power to make adjustments, reclassifications, reorganizations or changes of its capital or business structure, or to merge or consolidate, or dissolve, liquidate, sell or transfer all or any part of its business or assets; or, (ii) limit the right or power of the Company or a Subsidiary to take any action that such entity deems to be necessary or appropriate.
22.17   Governing Law.   The Plan and each Award Agreement shall be governed by the laws of the State of Nevada excluding any conflicts or choice of law rule or principle that might otherwise refer construction or interpretation of this Plan to the substantive law of another jurisdiction.
22.18   Delivery and Execution of Electronic Documents.   To the extent permitted by applicable law, the Company may (i) deliver by email or other electronic means (including posting on a website maintained by the Company or by a third party under contract with the Company) all documents relating to the Plan or any Award thereunder (including without limitation, prospectuses required by the Commission) and all other documents that the Company is required to deliver to its security holders (including without limitation, annual reports and proxy statements) and (ii) permit Participant’s to electronically execute applicable Plan documents (including, but not limited to, Award Agreements) in a manner prescribed to the Committee.

22.19   No Representations or Warranties Regarding Tax Effect.   Notwithstanding any provision of the Plan to the contrary, the Company, Subsidiaries, the Board and the Committee neither represent nor warrant the tax treatment under any federal, state, local or foreign laws and regulations thereunder (individually and collectively referred to as the “Tax Laws”) of any Award granted or any amounts paid to any Participant under the Plan including, but not limited to, when and to what extent such Awards or amounts may be subject to tax, penalties and interest under the Tax Laws.
22.20   Indemnification.   Subject to requirements of the laws of the state of Nevada, each individual who is or shall have been a member of the Board, or a Committee appointed by the Board, or an officer of the Company to whom authority was delegated in accordance with Article 3, shall be indemnified and held harmless by the Company against and from any loss, cost, liability, or expense that may be imposed upon or reasonably incurred by him or her in connection with or resulting from any claim, action, suit or proceeding to which he or she may be a party or in which he or she may be involved by reason of any action taken or failure to act under this Plan and against and from any and all amounts paid by him or her in settlement thereof, with the Company’s approval, or paid by him or her in satisfaction of any judgment in any such action, suit, or proceeding against him or her, provided he or she shall give the Company an opportunity, at its own expense, to handle and defend the same before he or she undertakes to handle and defend it on his/her own behalf, unless such loss, cost, liability or expense is a result of his/her own willful misconduct or except as expressly provided by statute. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such individuals may be entitled under the Company’s Articles of Incorporation or Bylaws, as a matter of law or otherwise, or any power that the Company may have to indemnify them or hold them harmless.
22.21   Successors.   All obligations of the Company under this Plan with respect to Awards granted hereunder shall be binding on any successor to the Company, whether the existence of such successor is the result of a direct or indirect purchase, merger, consolidation, or otherwise, of all or substantially all of the business and/or assets of the Company

SCHEDULE A — DISSENTERS’ RIGHTS PROVISIONS
RIGHTS OF DISSENTING OWNERS
NRS 92A.300  Definitions.   As used in NRS 92A.300 to 92A.500, inclusive, unless the context otherwise requires, the words and terms defined in NRS 92A.305 to 92A.335, inclusive, have the meanings ascribed to them in those sections.
(Added to NRS by 1995, 2086)
NRS 92A.305  “Beneficial stockholder” defined.   “Beneficial stockholder” means a person who is a beneficial owner of shares held in a voting trust or by a nominee as the stockholder of record
(Added to NRS by 1995, 2087)
NRS 92A.310  “Corporate action” defined.   “Corporate action” means the action of a domestic corporation.
(Added to NRS by 1995, 2087)
NRS 92A.315  “Dissenter” defined.   “Dissenter” means a stockholder who is entitled to dissent from a domestic corporation’s action under NRS 92A.380 and who exercises that right when and in the manner required by NRS 92A.400 to 92A.480, inclusive.
(Added to NRS by 1995, 2087; A 1999, 1631)
NRS 92A.320  “Fair value” defined.   “Fair value,” with respect to a dissenter’s shares, means the value of the shares determined:
1.
Immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable;

2.
Using customary and current valuation concepts and techniques generally employed for similar businesses in the context of the transaction requiring appraisal; and

3.
Without discounting for lack of marketability or minority status.
(Added to NRS by 1995, 2087; A 2009, 1720)

NRS 92A.325  “Stockholder” defined.   “Stockholder” means a stockholder of record or a beneficial stockholder of a domestic corporation.
(Added to NRS by 1995, 2087)
NRS 92A.330  “Stockholder of record” defined.   “Stockholder of record” means the person in whose name shares are registered in the records of a domestic corporation or the beneficial owner of shares to the extent of the rights granted by a nominee’s certificate on file with the domestic corporation.
(Added to NRS by 1995, 2087)
NRS 92A.335  “Subject corporation” defined.   “Subject corporation” means the domestic corporation which is the issuer of the shares held by a dissenter before the corporate action creating the dissenter’s rights becomes effective or the surviving or acquiring entity of that issuer after the corporate action becomes effective.
(Added to NRS by 1995, 2087)
NRS 92A.340  Computation of interest.   Interest payable pursuant to NRS 92A.300 to 92A.500, inclusive, must be computed from the effective date of the action until the date of payment, at the rate of interest most recently established pursuant to NRS 99.040.
(Added to NRS by 1995, 2087; A 2009, 1721)
NRS 92A.350  Rights of dissenting partner of domestic limited partnership.   A partnership agreement of a domestic limited partnership or, unless otherwise provided in the partnership agreement, an agreement of merger or exchange, may provide that contractual rights with respect to the partnership interest of a dissenting general or limited partner of a domestic limited partnership are available for any class or group of partnership interests in connection with any merger or exchange in which the domestic limited partnership is a constituent entity.
(Added to NRS by 1995, 2088)
NRS 92A.360  Rights of dissenting member of domestic limited-liability company.   The articles of organization or operating agreement of a domestic limited-liability company or, unless otherwise provided in the articles of organization or operating agreement, an agreement of merger or exchange, may provide that contractual rights with respect to the interest of a dissenting member are available in connection with any merger or exchange in which the domestic limited-liability company is a constituent entity.
(Added to NRS by 1995, 2088)
NRS 92A.370  Rights of dissenting member of domestic nonprofit corporation.
1.
Except as otherwise provided in subsection 2, and unless otherwise provided in the articles or bylaws, any member of any constituent domestic nonprofit corporation who voted against the merger may, without prior notice, but within 30 days after the effective date of the merger, resign from membership and is thereby excused from all contractual obligations to the constituent or surviving corporations which did not occur before the member’s resignation and is thereby entitled to those rights, if any, which would have existed if there had been no merger and the membership had been terminated or the member had been expelled.

2.
Unless otherwise provided in its articles of incorporation or bylaws, no member of a domestic nonprofit corporation, including, but not limited to, a cooperative corporation, which supplies services described in chapter 704 of NRS to its members only, and no person who is a member of a domestic nonprofit corporation as a condition of or by reason of the ownership of an interest in real property, may resign and dissent pursuant to subsection 1.
(Added to NRS by 1995, 2088)

NRS 92A.380  Right of stockholder to dissent from certain corporate actions and to obtain payment for shares.
1.
Except as otherwise provided in NRS 92A.370 and 92A.390 and subject to the limitation in paragraph (f), any stockholder is entitled to dissent from, and obtain payment of the fair value of the stockholder’s shares in the event of any of the following corporate actions:

(a)
Consummation of a plan of merger to which the domestic corporation is a constituent entity:

(1)
If approval by the stockholders is required for the merger by NRS 92A.120 to 92A.160, inclusive, or the articles of incorporation, regardless of whether the stockholder is entitled to vote on the plan of merger;

(2)
If the domestic corporation is a subsidiary and is merged with its parent pursuant to NRS 92A.180; or

(3)
If the domestic corporation is a constituent entity in a merger pursuant to NRS 92A.133.

(b)
Consummation of a plan of conversion to which the domestic corporation is a constituent entity as the corporation whose subject owner’s interests will be converted.

(c)
Consummation of a plan of exchange to which the domestic corporation is a constituent entity as the corporation whose subject owner’s interests will be acquired, if the stockholder’s shares are to be acquired in the plan of exchange.

(d)
Any corporate action taken pursuant to a vote of the stockholders to the extent that the articles of incorporation, bylaws or a resolution of the board of directors provides that voting or nonvoting stockholders are entitled to dissent and obtain payment for their shares.

(e)
Accordance of full voting rights to control shares, as defined in NRS 78.3784, only to the extent provided for pursuant to NRS 78.3793.

(f)
Any corporate action not described in this subsection pursuant to which the stockholder would be obligated, as a result of the corporate action, to accept money or scrip rather than receive a fraction of a share in exchange for the cancellation of all the stockholder’s outstanding shares, except where the stockholder would not be entitled to receive such payment pursuant to NRS 78.205, 78.2055 or 78.207. A dissent pursuant to this paragraph applies only to the fraction of a share, and the stockholder is entitled only to obtain payment of the fair value of the fraction of a share.

2.
A stockholder who is entitled to dissent and obtain payment pursuant to NRS 92A.300 to 92A.500, inclusive, must not challenge the corporate action creating the entitlement unless the action is unlawful or constitutes or is the result of actual fraud against the stockholder or the domestic corporation.

3.
Subject to the limitations in this subsection, from and after the effective date of any corporate action described in subsection 1, no stockholder who has exercised the right to dissent pursuant to NRS 92A.300 to 92A.500, inclusive, is entitled to vote his or her shares for any purpose or to receive payment of dividends or any other distributions on shares. This subsection does not apply to dividends or other distributions payable to stockholders on a date before the effective date of any corporate action from which the stockholder has dissented. If a stockholder exercises the right to dissent with respect to a corporate action described in paragraph (f) of subsection 1, the restrictions of this subsection apply only to the shares to be converted into a fraction of a share and the dividends and distributions to those shares.
(Added to NRS by 1995, 2087; A 2001, 1414, 3199; 2003, 3189; 2005, 2204; 2007, 2438; 2009, 1721; 2011, 2814; 2019, 109)

NRS 92A.390  Limitations on right of dissent: Stockholders of certain classes or series; action of stockholders not required for plan of merger; shares of stock not issued and outstanding on date of first announcement of proposed action.
1.
There is no right of dissent pursuant to paragraph (a), (b), (c) or (f) of subsection 1 of NRS 92A.380 in favor of stockholders of any class or series which is:

(a)
A covered security under section 18(b)(1)(A) or (B) of the Securities Act of 1933, 15 U.S.C. § 77r(b)(1)(A) or (B), as amended;

(b)
Traded in an organized market and has at least 2,000 stockholders and a market value of at least $20,000,000, exclusive of the value of such shares held by the corporation’s subsidiaries, senior executives, directors and beneficial stockholders owning more than 10 percent of such shares; or

(c)
Issued by an open end management investment company registered with the Securities and Exchange Commission under the Investment Company Act of 1940, 15 U.S.C. §§ 80a-1 et seq., as amended, and which may be redeemed at the option of the holder at net asset value, unless the articles of incorporation of the corporation issuing the class or series or the resolution of the board of directors approving the plan of merger, conversion or exchange expressly provide otherwise.

2.
The applicability of subsection 1 must be determined as of:

(a)
The record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the corporate action requiring dissenter’s rights; or

(b)
The day before the effective date of such corporate action if there is no meeting of stockholders.

3.
Subsection 1 is not applicable and dissenter’s rights are available pursuant to NRS 92A.380 for the holders of any class or series of shares who are required by the terms of the corporate action to accept for such shares anything other than:

(a)
Cash;

(b)
Any security or other proprietary interest of any other entity, including, without limitation, shares, equity interests or contingent value rights, that satisfies the standards set forth in subsection 1 at the time the corporate action becomes effective; or

(c)
Any combination of paragraphs (a) and (b).

4.
There is no right of dissent for any holders of stock of the surviving domestic corporation if the plan of merger does not require action of the stockholders of the surviving domestic corporation under NRS 92A.130.

5.
There is no right of dissent for any holders of stock of the parent domestic corporation if the plan of merger does not require action of the stockholders of the parent domestic corporation under NRS 92A.180.

6.
There is no right of dissent with respect to any share of stock that was not issued and outstanding on the date of the first announcement to the news media or to the stockholders of the terms of the proposed action requiring dissenter’s rights.
(Added to NRS by 1995, 2088; A 2009, 1722; 2013, 1285; 2019, 110, 2495)

NRS 92A.400  Limitations on right of dissent: Assertion as to portions only to shares registered to stockholder; assertion by beneficial stockholder.
1.
A stockholder of record may assert dissenter’s rights as to fewer than all of the shares registered in his or her name only if the stockholder of record dissents with respect to all shares of the class or series beneficially owned by any one person and notifies the subject corporation in writing of the name and address of each person on whose behalf the stockholder of record asserts dissenter’s rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which the partial dissenter dissents and his or her other shares were registered in the names of different stockholders.

2.
A beneficial stockholder may assert dissenter’s rights as to shares held on his or her behalf only if the beneficial stockholder:

(a)
Submits to the subject corporation the written consent of the stockholder of record to the dissent not later than the time the beneficial stockholder asserts dissenter’s rights; and

(b)
Does so with respect to all shares of which he or she is the beneficial stockholder or over which he or she has power to direct the vote.
(Added to NRS by 1995, 2089; A 2009, 1723)

NRS 92A.410  Notification of stockholders regarding right of dissent.
1.
If a proposed corporate action creating dissenter’s rights is submitted to a vote at a stockholders’ meeting, the notice of the meeting must state that stockholders are, are not or may be entitled to assert dissenter’s rights under NRS 92A.300 to 92A.500, inclusive. If the domestic corporation concludes that dissenter’s rights are or may be available, a copy of NRS 92A.300 to 92A.500, inclusive, must accompany the meeting notice sent to those stockholders of record entitled to exercise dissenter’s rights.

2.
If the corporate action creating dissenter’s rights is taken by written consent of the stockholders or without a vote of the stockholders, the domestic corporation shall notify in writing all stockholders of record entitled to assert dissenter’s rights that the action was taken and send them the dissenter’s notice described in NRS 92A.430.
(Added to NRS by 1995, 2089; A 1997, 730; 2009, 1723; 2013, 1286; 2019, 111)

NRS 92A.420  Prerequisites to demand for payment for shares.
1.
If a proposed corporate action creating dissenter’s rights is submitted to a vote at a stockholders’ meeting, a stockholder who wishes to assert dissenter’s rights with respect to any class or series of shares:

(a)
Must deliver to the subject corporation, before the vote is taken, written notice of the stockholder’s intent to demand payment for his or her shares if the proposed action is effectuated; and

(b)
Must not vote, or cause or permit to be voted, any of his or her shares of such class or series in favor of the proposed action.

2.
If a proposed corporate action creating dissenter’s rights is taken by written consent of the stockholders, a stockholder who wishes to assert dissenter’s rights with respect to any class or series of shares must not consent to or approve the proposed corporate action with respect to such class or series.

3.
A stockholder who does not satisfy the requirements of subsection 1 or 2 and NRS 92A.400 is not entitled to payment for his or her shares under this chapter.
(Added to NRS by 1995, 2089; A 1999, 1631; 2005, 2204; 2009, 1723; 2013, 1286)

NRS 92A.430  Dissenter’s notice: Delivery to stockholders entitled to assert rights; contents.
1.
The subject corporation shall deliver a written dissenter’s notice to all stockholders of record entitled to assert dissenter’s rights in whole or in part, and any beneficial stockholder who has previously asserted dissenter’s rights pursuant to NRS 92A.400.

2.
The dissenter’s notice must be sent no later than 10 days after the effective date of the corporate action specified in NRS 92A.380, and must:

(a)
State where the demand for payment must be sent and where and when certificates, if any, for shares must be deposited;

(b)
Inform the holders of shares not represented by certificates to what extent the transfer of the shares will be restricted after the demand for payment is received;

(c)
Supply a form for demanding payment that includes the date of the first announcement to the news media or to the stockholders of the terms of the proposed action and requires that the person asserting dissenter’s rights certify whether or not the person acquired beneficial ownership of the shares before that date;

(d)
Set a date by which the subject corporation must receive the demand for payment, which may not be less than 30 nor more than 60 days after the date the notice is delivered and state that the stockholder shall be deemed to have waived the right to demand payment with respect to the shares unless the form is received by the subject corporation by such specified date; and

(e)
Be accompanied by a copy of NRS 92A.300 to 92A.500, inclusive.
(Added to NRS by 1995, 2089; A 2005, 2205; 2009, 1724; 2013, 1286)

NRS 92A.440  Demand for payment and deposit of certificates; loss of rights of stockholder; withdrawal from appraisal process.
1.
A stockholder who receives a dissenter’s notice pursuant to NRS 92A.430 and who wishes to exercise dissenter’s rights must:

(a)
Demand payment;

(b)
Certify whether the stockholder or the beneficial owner on whose behalf he or she is dissenting, as the case may be, acquired beneficial ownership of the shares before the date required to be set forth in the dissenter’s notice for this certification; and

(c)
Deposit the stockholder’s certificates, if any, in accordance with the terms of the notice.

2.
If a stockholder fails to make the certification required by paragraph (b) of subsection 1, the subject corporation may elect to treat the stockholder’s shares as after-acquired shares under NRS 92A.470.

3.
Once a stockholder deposits that stockholder’s certificates or, in the case of uncertified shares makes demand for payment, that stockholder loses all rights as a stockholder, unless the stockholder withdraws pursuant to subsection 4.

4.
A stockholder who has complied with subsection 1 may nevertheless decline to exercise dissenter’s rights and withdraw from the appraisal process by so notifying the subject corporation in writing by the date set forth in the dissenter’s notice pursuant to NRS 92A.430. A stockholder who fails to so withdraw from the appraisal process may not thereafter withdraw without the subject corporation’s written consent.

5.
The stockholder who does not demand payment or deposit his or her certificates where required, each by the date set forth in the dissenter’s notice, is not entitled to payment for his or her shares under this chapter.
(Added to NRS by 1995, 2090; A 1997, 730; 2003, 3189; 2009, 1724)

NRS 92A.450  Uncertificated shares: Authority to restrict transfer after demand for payment.   The subject corporation may restrict the transfer of shares not represented by a certificate from the date the demand for their payment is received.
(Added to NRS by 1995, 2090; A 2009, 1725)
NRS 92A.460  Payment for shares: General requirements.
1.
Except as otherwise provided in NRS 92A.470, within 30 days after receipt of a demand for payment pursuant to NRS 92A.440, the subject corporation shall pay in cash to each dissenter who complied with NRS 92A.440 the amount the subject corporation estimates to be the fair value of the dissenter’s shares, plus accrued interest. The obligation of the subject corporation under this subsection may be enforced by the district court:

(a)
Of the county where the subject corporation’s principal office is located;

(b)
If the subject corporation’s principal office is not located in this State, in the county in which the corporation’s registered office is located; or

(c)
At the election of any dissenter residing or having its principal or registered office in this State, of the county where the dissenter resides or has its principal or registered office.

The court shall dispose of the complaint promptly.
2.
The payment must be accompanied by:

(a)
The subject corporation’s balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, a statement of income for that year, a statement of changes in the stockholders’ equity for that year or, where such financial statements are not reasonably available, then such reasonably equivalent financial information and the latest available quarterly financial statements, if any;

(b)
A statement of the subject corporation’s estimate of the fair value of the shares; and

(c)
A statement of the dissenter’s rights to demand payment under NRS 92A.480 and that if any such stockholder does not do so within the period specified, such stockholder shall be deemed to have accepted such payment in full satisfaction of the corporation’s obligations under this chapter.
(Added to NRS by 1995, 2090; A 2007, 2704; 2009, 1725; 2013, 1287)

NRS 92A.470  Withholding payment for shares acquired on or after date of dissenter’s notice: General requirements.
1.
A subject corporation may elect to withhold payment from a dissenter unless the dissenter was the beneficial owner of the shares before the date set forth in the dissenter’s notice as the first date of any announcement to the news media or to the stockholders of the terms of the proposed action.

2.
To the extent the subject corporation elects to withhold payment, within 30 days after receipt of a demand for payment pursuant to NRS 92A.440, the subject corporation shall notify the dissenters described in subsection 1:

(a)
Of the information required by paragraph (a) of subsection 2 of NRS 92A.460;

(b)
Of the subject corporation’s estimate of fair value pursuant to paragraph (b) of subsection 2 of NRS 92A.460;

(c)
That they may accept the subject corporation’s estimate of fair value, plus interest, in full satisfaction of their demands or demand appraisal under NRS 92A.480;

(d)
That those stockholders who wish to accept such an offer must so notify the subject corporation of their acceptance of the offer within 30 days after receipt of such offer; and

(e)
That those stockholders who do not satisfy the requirements for demanding appraisal under NRS 92A.480 shall be deemed to have accepted the subject corporation’s offer.

3.
Within 10 days after receiving the stockholder’s acceptance pursuant to subsection 2, the subject corporation shall pay in cash the amount offered under paragraph (b) of subsection 2 to each stockholder who agreed to accept the subject corporation’s offer in full satisfaction of the stockholder’s demand.

4.
Within 40 days after sending the notice described in subsection 2, the subject corporation shall pay in cash the amount offered under paragraph (b) of subsection 2 to each stockholder described in paragraph (e) of subsection 2.
(Added to NRS by 1995, 2091; A 2009, 1725; 2013, 1287)

NRS 92A.480  Dissenter’s estimate of fair value: Notification of subject corporation; demand for payment of estimate.
1.
A dissenter paid pursuant to NRS 92A.460 who is dissatisfied with the amount of the payment may notify the subject corporation in writing of the dissenter’s own estimate of the fair value of his or her shares and the amount of interest due, and demand payment of such estimate, less any payment pursuant to NRS 92A.460. A dissenter offered payment pursuant to NRS 92A.470 who is dissatisfied with the offer may reject the offer pursuant to NRS 92A.470 and demand payment of the fair value of his or her shares and interest due.

2.
A dissenter waives the right to demand payment pursuant to this section unless the dissenter notifies the subject corporation of his or her demand to be paid the dissenter’s stated estimate of fair value plus interest under subsection 1 in writing within 30 days after receiving the subject corporation’s payment or offer of payment under NRS 92A.460 or 92A.470 and is entitled only to the payment made or offered.
(Added to NRS by 1995, 2091; A 2009, 1726)

NRS 92A.490  Legal proceeding to determine fair value: Duties of subject corporation; powers of court; rights of dissenter.
1.
If a demand for payment pursuant to NRS 92A.480 remains unsettled, the subject corporation shall commence a proceeding within 60 days after receiving the demand and petition the court to determine the fair value of the shares and accrued interest. If the subject corporation does not commence the proceeding within the 60-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded by each dissenter pursuant to NRS 92A.480 plus interest.

2.
A subject corporation shall commence the proceeding in the district court of the county where its principal office is located in this State. If the principal office of the subject corporation is not located in this State, the right to dissent arose from a merger, conversion or exchange and the principal office of the surviving entity, resulting entity or the entity whose shares were acquired, whichever is applicable, is located in this State, it shall commence the proceeding in the county where the principal office of the surviving entity, resulting entity or the entity whose shares were acquired is located. In all other cases, if the principal office of the subject corporation is not located in this State, the subject corporation shall commence the proceeding in the district court in the county in which the corporation’s registered office is located.

3.
The subject corporation shall make all dissenters, whether or not residents of Nevada, whose demands remain unsettled, parties to the proceeding as in an action against their shares. All parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

4.
The jurisdiction of the court in which the proceeding is commenced under subsection 2 is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers have the powers described in the order appointing them, or any amendment thereto. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.
5.
Each dissenter who is made a party to the proceeding is entitled to a judgment:

(a)
For the amount, if any, by which the court finds the fair value of the dissenter’s shares, plus interest, exceeds the amount paid by the subject corporation; or

(b)
For the fair value, plus accrued interest, of the dissenter’s after-acquired shares for which the subject corporation elected to withhold payment pursuant to NRS 92A.470.
(Added to NRS by 1995, 2091; A 2007, 2705; 2009, 1727; 2011, 2815; 2013, 1288)

NRS 92A.500  Assessment of costs and fees in certain legal proceedings.
1.
The court in a proceeding to determine fair value shall determine all of the costs of the proceeding, including the reasonable compensation and expenses of any appraisers appointed by the court. The court shall assess the costs against the subject corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously or not in good faith in demanding payment.

2.
The court may also assess the fees and expenses of the counsel and experts for the respective parties, in amounts the court finds equitable:

(a)
Against the subject corporation and in favor of all dissenters if the court finds the subject corporation did not substantially comply with the requirements of NRS 92A.300 to 92A.500, inclusive; or

(b)
Against either the subject corporation or a dissenter in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously or not in good faith with respect to the rights provided by NRS 92A.300 to 92A.500, inclusive.

3.
If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the subject corporation, the court may award to those counsel reasonable fees to be paid out of the amounts awarded to the dissenters who were benefited.

4.
In a proceeding commenced pursuant to NRS 92A.460, the court may assess the costs against the subject corporation, except that the court may assess costs against all or some of the dissenters who are parties to the proceeding, in amounts the court finds equitable, to the extent the court finds that such parties did not act in good faith in instituting the proceeding.

5.
To the extent the subject corporation fails to make a required payment pursuant to NRS 92A.460, 92A.470 or 92A.480, the dissenter may bring a cause of action directly for the amount owed and, to the extent the dissenter prevails, is entitled to recover all expenses of the suit.

6.
This section does not preclude any party in a proceeding commenced pursuant to NRS 92A.460 or 92A.490 from applying the provisions of NRS 17.117 or N.R.C.P. 68.
(Added to NRS by 1995, 2092; A 2009, 1727; 2015, 2566; 2019, 276)

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 20.   Indemnification of Directors and Officers.
The Registrant is a Nevada corporation.
Section 78.7502 of the Nevada Revised Statutes provides that a Nevada corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed proceeding, except an action by or in the right of the corporation, by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with the proceeding, if such person: (i) is not liable for breach of his or her fiduciary duties to the corporation; or (ii) acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.
In addition, a Nevada corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other enterprise against expenses, including amounts paid in settlement and attorneys’ fees actually and reasonably incurred by such person in connection with the defense or settlement of the action, if he or she: (i) is not liable for breach of his or her fiduciary duties to the corporation; or (ii) acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation.
Under Nevada law, indemnification may not be made for any claim as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that a court of competent jurisdiction determines that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.
To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any non-derivative proceeding or any derivative proceeding, or in defense of any claim, issue or matter therein, the corporation shall indemnify such person against expenses, including attorneys’ fees, actually and reasonably incurred in connection with the defense.
Further, Nevada law permits a Nevada corporation to purchase and maintain insurance or to make other financial arrangements on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other enterprise for any liability asserted against him or her and liability and expenses incurred by him or her in his or her capacity as a director, officer, employee or agent, or arising out of his or her status as such, whether or not the corporation has the authority to indemnify such person against such liability and expenses.
Under the Registrant’s bylaws, the Registrant is obligated to indemnify any director, officer, employee or agent of the Registrant to the fullest extent permitted by the Nevada Revised Statutes, as described above. The Registrant’s bylaws also require the Registrant to advance costs, charges and expenses, including attorneys’ fees, incurred by a director or officer in defending a civil proceeding in advance of the final disposition of such proceeding, if the officer or director provides the Registrant with an undertaking to repay all amounts advanced if it is ultimately determined that the person is not entitled to be indemnified by the Registrant.
Item 21.   Exhibits and Financial Statement Schedules.
A list of the exhibits included as part of this registration statement is set forth in the Exhibit Index that immediately precedes such exhibits and is incorporated herein by reference.

Item 22.   Undertakings.
(a)
The undersigned Registrant hereby undertakes:

(1)
To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)
to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)
to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement);

(iii)
to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)
That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment will be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

(3)
To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)
That, for purposes of determining any liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)
That, for the purpose of determining liability of the Registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned Registrant undertakes that in a primary offering of securities of the Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)
any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)
any free writing prospectus relating to the offering prepared by or on behalf of such Registrant or used or referred to by the undersigned Registrant;

(iii)
the portion of any other free writing prospectus relating to the offering containing material information about the undersigned Registrant or their securities provided by or on behalf of such Registrant; and

(iv)
any other communication that is an offer in the offering made by such Registrant to the purchaser. (6)That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(7)
That every prospectus (i) that is filed pursuant to paragraph (7) above, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to this registration statement and will not be used until such amendment has become effective, and that, for the purpose of determining liabilities under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

(8)
To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(9)
To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this registration statement when it became effective.

(10)
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

[Remainder of Page Intentionally Left Blank]

EXHIBIT INDEX
Exhibit Number	Exhibit Description
2.1*	Amended and Restated Agreement and Plan of Merger among Dakota Territory Resource Corp., DGC Merger Sub I Inc., DGC Merger Sub II LLC and JR Resources Corp., dated September 10, 2021.
3.1*	Articles of Incorporation of JR Resources Corp.
3.2*	Bylaws of JR Resources Corp.
5.1*	Opinion of Erwin Thompson Faillers
10.1*	Agreement, dated May 26, 2020, between Dakota Territory Resource Corp. and JR Resources Corp.
10.2*	Amending Agreement, dated October 15, 2020, between Dakota Territory Resource Corp. and JR Resources Corp.
10.3*	Amending Agreement #2, dated February 15, 2021, between Dakota Territory Resource Corp. and JR Resources Corp.
10.4*	Amending Agreement #3, dated March 12, 2021, between Dakota Territory Resource Corp. and JR Resources Corp.
10.5*	Form of JR Resources Corp. Non-Brokered Subscription Agreement for Subscription Receipts
21.1*	Subsidiaries of JR Resources Corp.
23.1*	Consent of Erwin Thompson Faillers (included in Exhibit 5.1 hereto)
23.3*	Consent of Ham, Langston & Brezina, L.L.P., independent registered public accounting firm of Dakota Territory Resource Corp.
23.4*	Consent of Ham, Langston & Brezina, L.L.P., independent registered public accounting firm of JR Resources Corp.
24.1*	Powers of Attorney (included in the signature page to this registration statement)

*
To be filed by amendment.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vancouver, Province of British Columbia, Canada, on            , 2021.
JR RESOURCES CORP.
By:

Jonathan Awde
Chief Executive Officer (Principal Executive Officer) and Director
POWER OF ATTORNEY
KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Jonathan Awde and Daniel Cherniak and each of them, his or her true and lawful attorney-in-fact and agent, with full power and substitution and resubstitution, for him or her or its and in his or her name, place and stead, in any and all capacities to sign any and all amendments (including, without limitation, post-effective amendments) to this Registration Statement and any registration statement filed under Rule 462 under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:
Name	Title	Date
Jonathan Awde	Chief Executive Officer (Principal Executive Officer) and Director	, 2021
William Gehlen	Director	, 2021
Mac Jackson	Director	, 2021